SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FREE TRANSLATION OF THE ORIGINAL DOCUMENT FILED WITH THE COMISSÃO DE VALORES MOBILIÁRIOS – CVM ON JULY 7, 2020

1.0 – Individual Statements and Identification of Persons Responsible for the Content

Name of the person responsible for the content of the form	Jean Jereissati Neto
Position of the person responsible	Chief Executive Officer

Name of the person responsible for the content of the form	Lucas Machado Lira
Position of the person responsible	Chief Financial, Investor Relations and Shared Services Officer

Individual Statement of the Chief Executive Officer

Name of the person responsible for the content of the form	Jean Jereissati Neto
Position of the person responsible	Chief Executive Officer

The aforementioned executive officer states that:

a.                   He has reviewed the reference form;

b.                   All information contained in the form complies with the provisions of CVM Instruction 480, especially sections 14 and 19; and

c.                   The combined information contained therein is a true, precise and complete reflection of the economic and financial condition of the issuer and the risks inherent to its business, as well as the securities issued by it.

São Paulo, July 7, 2020.

/s/ Jean Jereissati Neto Name: Jean Jereissati Neto Title: Chief Executive Officer

Individual Statement of the Investor Relations Officer

Name of the person responsible for the content of the form	Lucas Machado Lira
Position of the person responsible	Chief Financial, Investor Relations and Shared Services Officer

The aforementioned executive officer states that:

d.                   He has reviewed the reference form;

e.                   All information contained in the form complies with the provisions of CVM Instruction 480, especially sections 14 and 19; and

f.                    The combined information contained therein is a true, precise and complete reflection of the economic and financial condition of the issuer and the risks inherent to its business, as well as the securities issued by it.

São Paulo, July 7, 2020.

/s/ Lucas Machado Lira Name: Lucas Machado Lira Title: Chief Financial, Investor Relations and Shared Services Officer

2.1/2.2 – Auditors’ Identification and Compensation

Does issuer have an auditor?	YES
CVM Code	385-9
Type of auditor	Domestic
Name/Business Name:	Deloitte Touche Tohmatsu Auditores Independentes
Taxpayer ID (CPF/CNPJ)	49.928.567/0001-11
Period when services were rendered	January 1, 2017 to December 31, 2017
Description of the service retained	Audit or accounting review of the Company’s financial statements.
Total compensation of the independent auditors, segregated by type of service

Total compensation of Deloitte Touche Tohmatsu Auditores Independentes for services rendered to the Company during the year 2017 was R$7,801,000.00, of which R$4,306,000.00 refer to audit services for reviewing the 2017 financial statements, including the quarterly reviews, R$3,382,000.00 refer to the audit of the subsidiaries and R$113,000.00 refer to other services.

Justification for the replacement	Not applicable, since there was no replacement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

Name of the Technical Person Responsible	Period when services were rendered	Taxpayer ID (CPF)	Address
Alexandre Cassini Decourt	January 1, 2017 to July 12, 2017	257.953.648-51	Av. Dr. Chucri Zaidan, 1.240, Condomínio Morumbi Corporate – Golden Tower – 4th to 12th floors, São Paulo – SP, Brazil, Postal Code 04711-130 Telephone (11) 5186-1183 E-mail: acassini@deloitte.com
Eduardo Franco Tenório	July 13, 2017 to December 31, 2017	132.142.498-19	Av. Dr. Chucri Zaidan, 1.240, Condomínio Morumbi Corporate – Golden Tower – 4th to 12th floors, São Paulo – SP, Brazil, Postal Code 04711-130 Telephone (11) 5186-1332 E-mail: eftenorio@deloitte.com

Does issuer have an auditor?	YES
CVM Code	385-9
Type of auditor	Domestic
Name/Business Name:	Deloitte Touche Tohmatsu Auditores Independentes
Taxpayer ID (CPF/CNPJ)	49.928.567/0001-11
Period when services were rendered	January 1, 2018 to December 31, 2018
Description of the service retained	Audit or accounting review of the Company’s financial statements and tax advisory.
Total compensation of the independent auditors, segregated by type of service

The total compensation of Deloitte Touche Tohmatsu Auditores Independentes for services rendered to the Company during the year 2018 was R$9,826,000.00, of which R$4,621,000.00 refer to audit services for reviewing the 2018 financial statements, including the quarterly reviews, R$3,864,000.00 referring to the audit of the subsidiaries and R$1,341,000.00 referring to other services.

Justification for the replacement	Replacement at the end of the year, as a result of the termination of the service agreement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

Name of the Technical Person Responsible	Period when services were rendered	Taxpayer ID (CPF)	Address
Eduardo Franco Tenório	January 1, 2018 to December 31, 2018	132.142.498-19	Av Dr. Chucri Zaidan, 1.240, Condomínio Morumbi Corporate – Golden Tower – 4th to 12th floors, São Paulo – SP, Brazil, Postal Code 04711-130 Telephone (11) 5186-1332 Email: eftenorio@deloitte.com

Does issuer have an auditor?	YES
CVM Code	287-9
Type of auditor	Domestic
Name/Business Name:	PricewaterhouseCoopers Auditores Independentes
Taxpayer ID (CPF/CNPJ)	61.562.112/0001-20
Period when services were rendered	January 1, 2019
Description of the service retained	Independent audit services with regard to the review of the individual and consolidated quarterly results (ITRs) and audit of financial statements.
Total compensation of the independent auditors, segregated by type of service

The total compensation of PricewaterhouseCoopers Auditores Independentes for services rendered to the Company during the fiscal year 2019 was R$9,009,000.00, of which R$5,120,000.00 refer to audit services for reviewing the 2019 financial statements, including the quarterly reviews, R$3,325,000.00 refer to the audit of the controlled entities and R$564,000.00 refer to other services.

Justification for the replacement	Not applicable, since there was no replacement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

Name of the Technical Person Responsible	Start of services	Taxpayer ID (CPF)	Address
Leandro Mauro Ardito	January 1, 2019	157.009.658-95	Av. Francisco Matarazzo, 1400, Torre Torino São Paulo – SP, Brazil, Postal Code 05001-100 Telephone (11) 3674-2000 E-mail: leandro.ardito@pwc.com

Does issuer have an auditor?	YES
CVM Code	287-9
Type of auditor	Domestic
Name/Business Name:	PricewaterhouseCoopers Auditores Independentes
Taxpayer ID (CPF/CNPJ)	61.562.112/0001-20
Period when services were rendered	January 1, 2020 (current fiscal year)
Description of the service retained	Independent audit services with regard to the review of the individual and consolidated quarterly results (ITRs) and audit of financial statements.
Total compensation of the independent auditors, segregated by type of service	Not applicable, since the year is still ongoing.
Justification for the replacement	Not applicable, since there was no replacement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

Name of the Technical Person Responsible	Start of services	Taxpayer ID (CPF)	Address
Leandro Mauro Ardito	January 1, 2019 (current year)	157.009.658-95	Av. Francisco Matarazzo, 1400, Torre Torino São Paulo – SP, Brazil, Postal Code 05001-100 Telephone (11) 3674-2000 E-mail: leandro.ardito@pwc.com

2.3 – Other material information

Not applicable, since there was no replacement of Company’s auditor.

3.1 – Financial Information – Consolidated

(In Reais)	31/Dec/2019	31/Dec/2018	31/Dec/2017
Shareholders’ equity	62,556,005,000.00	57,454,808,000.00	47,982,855,000.00
Total Assets	101,742,944,000.00	95,714,417,000.00	86,851,989,000.00
Net Revenue	52,599,709,000.00	50,231,336,000.00	47,899,276,000.00
Gross Result	30,921,550,000.00	30,981,913,000.00	29,857,498,000.00
Net Result	12,188,332,000.00	11,347,710,000.00	7,850,504,000.00
Number of Shares, ex-Treasury (Units)	15,729,953,382	15,721,119,008	15,710,221,382
Equity Value per Share (Reais per Unit)	3.977	3.655	3.054
Basic earnings per common share	0.75	0.70	0.47
Diluted earnings per common share	0.74	0.69	0.46

3.2 – Non-accounting measurements

a) Amount and b) Reconciliations between the amounts disclosed and the amounts in the audited financial statements

The Company uses performance indicators as adjusted earnings of the consolidate transaction before the financial result and taxes on income (adjusted EBIT) and adjusted earnings of the consolidated transaction before the financial result, taxes on income and expenses with depreciation and amortization (adjusted EBITDA).

Reconciliation of Net Income/Adjusted EBITDA	Years ended
(Description of the Account in millions of Reais)
	31/Dec/2019	31/Dec/2018

Net Income - Ambev	11,779.97	10,994.97
Minority interests	408.367	352.738
Expenses with income and social contribution taxes	754.67	1,773.89
Pre-tax Income	12,943.01	13,121.60
Equity income from common controlled companies	22.31	-1.04
Net Financial Income	3,109.57	4,030.30
Non-recurring items (1)	397.236	86.423
Adjusted EBIT	16,472.12	17,237.28
Depreciation, amortization & impairment (excluding non-recurring items)	4,674.97	4,448.43
Adjusted EBITDA	21,147.09	21,685.71

(1) Non-recurring items consist of the following:

Non-recurring items	Years ended:
Description of the Account (in millions of Reais)	31/Dec/2019	31/Dec/2018
Result from exchange of ownership interests	-	30.00
Restructuring	(101.77)	(175.49)
Costs from business combination	-	77.07
Effect of application of IAS 29/CPC 42 (hyperinflation)	(5.39)	(18.00)
State amnesty	(290.08)	-
TOTAL	(397.24)	(86.42)

c) Reason why it is assumed that this measure is more appropriate for correctly understanding the Company’s financial condition and result of operations

The Company Management uses performance indicators as adjusted earnings of the consolidate transaction before the financial result and taxes on income (adjusted EBIT) and adjusted earnings of the consolidated transaction before the financial result, taxes on income and expenses with depreciation and amortization (adjusted EBITDA) as segment performance measurers to take decisions on the allocation of resources and performance analysis of the consolidated transaction.

It should also be emphasized that Adjusted EBITDA is used by management to measure performance, for which reason the Company believes it is important to include it in this reference form. The Company’s management believes that Adjusted EBITDA is a practical measurement for assessing its operating performance, while enabling a comparison with other companies in the same segment, even though other companies may calculate it differently. Finally, it should be emphasized that adjusted measurers are additional measures used by the management and shall not replace the measurers calculated in accordance with IFRS as a performance indicator of the Company.

3.3 – Events subsequent to the latest financial statements

There are four events subsequent to the last consolidated financial statements related to the year ended 2019, as provided below:

Arosuco – Disallowance of Tax Incentive Deduction of Income Tax

In January 2020, Arosuco Aromas e Sucos Ltda. (subsidiary of the Company) received a tax assessment from the Brazilian Federal Revenue Office regarding the disallowance of the Income Tax reduction benefit set forth in the Provisional Measure No. 2199-14/2001, based on the margin profit. In this context, an administrative defense was filed within the legal term and its respective decision by the Regional Judgment Office of the Brazilian Federal Revenue Office is currently awaited. The Company, supported by the opinion of its internal and external attorneys, considers the chances of loss relating to such tax assessment, in the amount of R$2.0 billion, as possible and, therefore, did not make any provision for this purpose. For more details on this proceeding, see item 4.3 of this Reference Form.

Disallowance of Credits on Income Tax

As mentioned in note 30 (contingent liabilities) of the Company’s financial statements, regarding the discussion on the disallowance of credits on income tax paid abroad by the entities controlled by the Company, in January 2020, CARF rendered unfavorable decisions in four cases referring to the years 2015 and 2016, in an updated and approximate amount of R$3.6 billion. Regarding the 2015 cases, the Company was subpoenaed and filed a motion for clarification (embargos de declaração). Regarding the 2016 cases, the Company is currently awaiting notification of the content of the relevant decisions to submit the applicable appeals. The Company, supported by the opinion of its internal and external attorneys, maintains the classification of chances of loss relating to these cases as possible. For more details on the proceedings involving such discussion, see item 4.6 of this Reference Form.

CND Holdings – Goodwill Amortization

As mentioned in note 30 (contingent liabilities) of the Company’s financial statements, regarding the discussion about the Tax Assessment relating to the amortized goodwill arising from the merger of CND Holdings into the Company, in February 2020, CARF rendered a partially favorable decision. The Company was subpoenaed of the decision and filed a motion for clarification (embargos de declaração) and will also present counterarguments (contrarrazões) to the Special Appeal of the National Treasury, regarding the portion of the decision that was favorable. For more details on this proceeding, see item 4.3 of this Reference Form.

Working Capital Financing

In April 2020, Ambev’s management approved the contracting of loans by the Company and its controlled entities in order to finance its working capital. Up to the date of disclosure of the financial results of the Company’s first quarter, commercial notes had been issued and bank credit notes, among other types of loans, had been contracted, which totaled R$ 1,450 million, and, in May 6, 2020 another agreement was executed in the amount of 200 million Canadian dollars, which corresponds to approximately R$ 796 million, then totaling R$ 2,246 million. After such date, new loans were contracted by the Company, aiming at the same purposes, which corresponded, on May 31, 2020, to an additional amount of R$1,327 million.

3.4 – Policy on Allocation of Results

	2017	2018	2019
a) Rules on retention of earnings

The Company’s Bylaws stipulate that an amount not exceeding 60% of the adjusted annual net income be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.

The Company’s Bylaws and Policy on Allocation of Results stipulate that an amount not exceeding 60% of the adjusted annual net income be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.

The Company’s Bylaws and Policy on Allocation of Results stipulate that an amount not exceeding 60% of the adjusted annual net income be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.

a.1) Retained Earnings Amounts/Percentage on Total Reported Profit	R$2,730,130,340 / 34.8%	R$6,744,141,297 / 59.4%	R$5,532,901,785 / 45.4%
b) Rules on dividend distribution	The Company’s Bylaws stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.

The Company’s Bylaws and Policy on Allocation of Results stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.

The Company’s Bylaws and Policy on Allocation of Results stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.

c) Frequency of dividend distributions

Annual and interim. At any time, the Board of Directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.

Annual and interim. At any time, the Board of Directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.

Annual and interim. At any time, the Board of Directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.

d) Occasional restrictions on dividend distribution imposed by legislation or by special regulations applicable to the Company by contract, court, administrative or arbitration rulings.

The Company’s Bylaws state that 5% of annual net income be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76.

The Company’s Bylaws and Policy on Allocation of Results state that 5% of annual net income be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76.

The Company’s Bylaws and Policy on Allocation of Results state that 5% of annual net income be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76.

e) In case the issuer has an expressly approved profit allocation policy, informing the corporate body responsible for approval, date of approval and, in case issuer discloses such policy, websites where such document is published.

	N/A

The Company has a Policy on Allocation of Results that was approved by the Board of Directors on September 19, 2018 and that may be found in the following electronic address: ri.ambev.com.br, under “Corporate Governance”, “Policies and Codes”, “Policy on Allocation of Results”.

The Company has a Policy on Allocation of Results that was approved by the Board of Directors on September 19, 2018 and that may be found in the following electronic address: ri.ambev.com.br, under “Corporate Governance”, “Policies, Codes and Regulations”, “Policies and Codes” and “Policy on Allocation of Results”.

3.5 – Distribution of dividends and retention of net income

(Reais)	Year ended December 31, 2019	Year ended December 31, 2018[1]	Year ended December 31, 2017
Adjusted Net Income	13,250,321,404.10	14,319,466,610.94	7,442,547,766.57
Dividend distributed in relation to the adjusted net income	58.24	68.44	63.32
Rate of return on issuer’s shareholders’ equity	21.18	19.16	15.51
Total dividend and IOE (JCP) distributed	7,717,419,618.63	7,545,608,313.44	4,712,417,426.89
Net income retained	5,532,901,785.45	6,733,858,298.00	2,730,130,340
Retention approval date	April 24, 2020	April 26, 2019	April 27, 2018

1The financial statements regarding the fiscal year ended on December 31, 2018 were restated for comparative purposes in 2019, due to the applicability of IFRS 16. Notwithstanding, due to applicable rules and information presented in the Company’s management proposal disclosed on March 24, 2020, the balances referring to the fiscal year of 2018 in this item 3.5 were maintained as originally presented.

	Year ended December 31, 2019		Year ended December 31, 2018		Year ended December 31, 2017
Net income retained	Amount	Payment	Amount	Payment	Amount	Payment
JCP
Common	7,717,419,618.63	12/30/2019	5,030,507,250.56	12/28/2018	4,869,768,533.43	12/28/2017
Dividends
Common			2,515,101,062.88	07/30/2018	1,099,765,076.41	02/22/2018
Common					2,513,076,740.16	07/17/2017

3.6 – Declaration of dividends for the account of retained earnings or reserves

Event	Approval	Earnings	Paymt. Commences	Year	Type/Class of share	Earnings per share	Total Earnings (in thousands of Reais)
RCA	22/Dec/2016	Dividends	23/Feb/2017	2016	Common	0.0700	1,099,077
RCA	17/May/2017	Dividends	17/Jul/2017	2017	Common	0.1600	2,513,077
RCA	01/Dec/2017	Interest on shareholders’ equity	28/Dec/2017	2017	Common	0.3100	4,869,769
RCA	21/Dec/2017	Dividends	22/Feb/2018	2017	Common	0.0700	1,099,715
RCA	15/May/2018	Dividends	30/Jul/2018	2018	Common	0.1600	2,515,101
RCA	03/Dec/2018	Interest on shareholders’ equity	28/Dec/2018	2018	Common	0.3200	5,030,507
RCA	02/Dec/2019	Interest on shareholders’ equity	30/Dec/2019	2019	Common	0.4906	7,717,420

3.7 – Indebtedness

Year	Sum of current and non-current liabilities	Ratio type	Indebtedness Ratio	Description and reason for using a different ratio
31/Dec/2019	39,186,939,000.00	Indebtedness Ratio	0.6264	N/A

3.8 – Obligations according to their nature and maturity period

The following table shows the Company’s consolidated obligations, according to their nature and maturity period as of December 31, 2019:

Year ended December 31, 2019 (in thousands de Reais)
Type of obligation: loans	Less than one year	One to three years	Three to five years	Over five years	Total
With Collateral	9,373	21,473	25,699	111,628	168,174
With Floating Guarantee	-	-	-	-	-
Unsecured	628,911	1,196,953	354,261	563,963	2,744,087
With other types of guarantee or privilege	-	-	-	-	-
Total	638,284	1,218,426	379,960	675,591	2,912,261

Year ended December 31, 2019 (in thousands de Reais)
Type of obligation: financing (BNDES and FINAMEs)	Less than one year	One to three years	Three to five years	Over five years	Total
With Collateral	14,771	20,576	5,655	-	41,002
With Floating Guarantee	-	-	-	-	-
Unsecured	94	2,836	-	-	2,930
With other types of guarantee or privilege	-	-	-	-	-
Total	14,865	23,412	5,655	-	43,932

Year ended December 31, 2019 (in thousands de Reais)
Type of obligation: debt securities (debentures, bonds, etc.)	Less than one year	One to three years	Three to five years	Over five years	Total
With Collateral	-	-	-	-	-
With Floating Guarantee	-	-	-	-	-
Unsecured	-	106,611	-	-	106,611
With other types of guarantee or privilege	-	-	-	-	-
Total	-	106,611	-	-	106,611

Total	653,149	1,348,449	385,615	675,591	3,062,804

Note: In line with the Circular Letter/CVM/SEP/No. 02/2020, item 10.2.3.(g), unsecured or floating debts, regardless the fact that they have personal guarantee, were classified as unsecured debts.

3.9 – Other material information

In the period ended March 31, 2020, the debts of the Company had equal rights of payment with no subordination among them. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide personal guarantees as collateral or are unsecured. Most of the loan contracts contain financial covenants including:

(i)            financial covenants, including limitation to new indebtedness;

(ii)           guarantee of the Company's existence;

(iii)          maintenance, in use or in good conditions for business, of assets of the Company;

(iv)          limitation for conducting transactions for acquisition, merger, sale or disposition of its assets;

(v)           disclosure of accounting statements and balance sheets; (v) prohibition related to collateral on new debts undertaken, except if: (a) expressly authorized pursuant to that loan agreement; or (b) in new debts undertaken before the Brazilian Government-related financial institutions – including the BNDES – or foreign governments, irrespectively of they are multilateral financial institutions (for example, the World Bank) or located in jurisdictions in which the Company carries on its activities.

On March 31, 2020, the Company had complied with the contractual commitments of its loan and financing transactions.

4.1- Description of Risk Factors

The investment in securities issued by the Company involves significant risks. The Company’s current and potential investors must carefully consider all information contained in this Reference Form, including the risks described in this section, the financial statements, and their accompanying notes, before deciding to maintain or increase their investment in the Company’s securities. The Company’s business, financial condition and operational results could be significantly affected by the risks listed below. The market price of shares may fall due to the occurrence of any of the risks listed below; thus, investors may lose a portion or all the investment made in the Company’s shares. Risks that are currently unknown to us, or that we usually consider as irrelevant, may also have a material adverse effect on our business, financial condition, operational results and the trading price of our shares.

For purposes of this section 4, “Risk Factors”, except when otherwise stated in this Reference Form, and where the context so requires, mentioning the fact that a risk, uncertainty or problem may cause or have “adverse” or “negative” effects on us, or similar expressions, means that such risk, uncertainty or problem may have significant adverse effects on the business, financial condition, operational results, cash flow, liquidity and/or future business of the Company and/or its subsidiaries, as well as on the price of the securities issued by the Company. Similar expressions included in this section 4, “Risk Factors”, must be understood within this context. Notwithstanding the subdivision of this section 4, “Risk Factors”, certain risk factors included in one item may also be applicable to other items regarding the Company.

a) With regard to the Company:

The Company relies on the reputation of its products and brands and damages to their reputation may have an adverse effect on the Company’s results.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be reduced in the future; concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. An event or series of events that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly or not possible.

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited channel for advertising beer and other alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

If any of the Company’s products is defective or found to contain contaminants, the Company may be subject to product recalls, individual or collective litigation and/or other liabilities.

We take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality‑control programs for primary materials, the production process and our final products. We have established procedures to correct issues or concerns detected.

In the event of any failure to comply with accepted food safety and regulatory standards (such as contamination or a defect) in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

The Company is subject to risks associated with noncompliance with any data protection laws in the countries in which it operates and can be adversely affected by any penalties or other sanctions imposed.

In the year 2018, Law No. 13.709/2018, the Lei Geral de Proteção de Dados (Brazilian General Data Protection Law) or LGPD, was enacted and will come into effect between 2020 and 2021. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules that promise to reshape how companies, organizations and public authorities collect, use, process and store personal data when carrying out their activities.

The LGPD sets out a legal framework for the processing of personal data and provides, among others, for the rights of data subjects, the legal bases that legitimize processing operations, requirements for obtaining consent, obligations and requirements related to data breaches, requirements for international data transfers, among others. The LGPD also creates the Agência Nacional de Proteção de Dados (National Data Protection Authority), or ANPD, with powers to enforce the law.

The LGPD, as well as any other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions in which we operate, may subject us to, among other things, additional costs and expenses and may require costly changes to our business practices and security systems, policies, procedures and practices.  Starting in August 2021, failure to comply with the LGPD and/or other personal data protection laws may result in formal warnings, public sanctions, the deletion of data, or the suspension of data processing activities. Furthermore, a company may be subject to a fine equal to up to 2% of its gross sales, or the gross sales of its economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50 million per violation. Notwithstanding, convictions in proceedings before the Judiciary Branch due to potential breach of the LGPD and/or other data protection laws can occur once LGPD comes into effect.

As a result of our business activities, we hold large volumes of personal data, including that of employees, dealers, and customers. Therefore, we are implementing a privacy governance framework in order to reach compliance with the LGPD until the law comes into effect. We have also implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and information security incidents.

Despite the security measures that we have in place, our facilities and systems may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and individuals may attempt to gain unauthorized access to our database in order to misappropriate such information for potentially fraudulent purposes. Our security measures may fail to prevent such incidents and breaches of our systems could result in adverse impact to our reputation, financial condition, and market value. In addition, if we are unable to prove that our systems are properly designed to detect and to try and detain a cyberattack, or even if we fail to respond to a cyberattack properly, we could be subject to severe penalties and loss of existing or future business, aside from damages awarded to our customers, dealers and employees whose personal data might have been mishandled or breached.

The Company may not be able to protect its intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations and patents covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot be sure that trademark and patent registrations will be issued in relation to any of our applications before the applicable agency. There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents requested by, issued to, or licensed by us.

Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including patent applications, trademark and domain name registration), we cannot be certain that the steps we have taken will be sufficient to protect our intellectual property rights portfolio or that third parties will not infringe upon or misappropriate the Company’s proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition and, in particular, on our ability to develop our business.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.

We face various challenges inherent in the management of a large number of employees over diverse geographical regions. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control. The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill at an equivalent cost. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

Information technology failures, including those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.

We rely on information technology systems to process, transmit, and store large amounts of electronic data, including personal information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hacker attacks or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operational regions we serve. Any transitions of processes to, from or within shared services centers as well as other transformational projects, could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of accounting financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting or the loss of or damage to intellectual property through security breach. As with all information technology systems, our system could also be penetrated by outside parties with the intent of extracting or corrupting information or disrupting business processes.

We take various actions with the aim of  minimizing potential technology disruptions- such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes – but all of these protections may be compromised as a result of third parties security breaches, burglaries, “cyber attacks”, errors by our employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse, falsification or unavailability of, information could result in violations of data privacy laws and regulations, damage to our reputation or our competitive advantage, loss of opportunities to acquire or divest of businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, these or other similar technology disruptions can have a material adverse effect on our business, results of operations, cash flows and financial condition.

While we continue to invest in new technology-monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service.

The Company's business units are subject to obtaining and maintaining licenses and their absence may negatively impact the Company's activities and cause the Company to incur in additional costs.

The Company's business units are subject to obtaining and maintaining licenses and required regulatory approvals issued by competent authorities in the countries in which it operates. The Company cannot guarantee that such licenses or regulatory approvals will be granted, renewed, or extended, and may be withdrawn, or made subject to limitations or onerous conditions. The absence of such licenses or regulatory approvals may result in the interruption of the activities of a certain plant or distribution centers, which may adversely affect the Company's results. In addition, for the granting and/or renewal of such licenses or regulatory approvals, the competent authorities may determine that the Company makes certain changes in its operations and/or facilities, which can cause the Company to incur in additional costs.

Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future.

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events. Should a material uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

Our shareholders may not receive any dividends.

According to our Bylaws, we generally pay our shareholders 40% of our annual adjusted net income, calculated according to Brazilian Law No. 6404/76, as amended (the “Law No. 6,404/76”), according to the mechanisms described in our Bylaws and as presented in our unconsolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, that net income may not be available to be paid out to our shareholders in a given year (for example due to a material impact arising from the COVID-19 pandemic in the activities of the Company).

We might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations.

Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our Bylaws or in Law No.6,404/76. It is possible, therefore, that our shareholders will not receive dividends in any particular fiscal year.

The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell the Company’s securities at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries, and those investments are generally considered speculative in nature.

Brazilian investments, such as investments in our common shares and ADSs, are subject to economic and political risks, involving, among other factors:

•                changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•                restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets. They are also not as highly regulated or supervised as those other markets. The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell the Company’s securities at the price and time you desire.

Future share issues may reduce the value of equity held by the current shareholders, significantly affecting the future market price of Company’s shares.

The Company may need to raise additional capital in the future, also by means of the issue of shares or debt securities convertible into shares. Any additional capital obtained from the issue of shares may reduce the proportional interest held by the investors in the Company’s capital, and reduce the earnings per share and the net equity value per share; thus, any issue made by the Company or its major shareholders may have adverse effects on the future market price of the Company’s shares.

We are subject to risks related to pending legal and administrative proceedings, and court decisions not favorable to the Company in such actions may adversely affect its results of operations, cash flows and financial condition.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us. The results of legal and administrative proceedings are uncertain, and, regardless of the merits of the claims, litigation can be expensive, lengthy and adversely affect the Company. Company’s management may also be exposed to sanctions due to legal proceedings against its members involving our operations. The results of judicial and administrative proceedings are uncertain and, independently of merit of the requests, claims may be expensive, long and prejudicial to the Company. We can give no assurance that the decisions or resolutions in any particular action will be favorable to the Company. Unfavorable court decisions may adversely affect our business, brands, financial condition and results of operations. For further information about the Company’s court and administrative contingencies, see items 4.3 to 4.7 of this Reference Form.

Our tax contingency has grown in recent years mainly because (1) their principal amount is adjusted on a monthly basis in accordance with the SELIC rate and (2) because of the highly litigious environment in Brazil in connection with tax disputes. Such environment is caused, among other reasons, by the highly complex tax legislation in Brazil, which in many instances reduces certainty of interpretation, as well as impossibility of out of court settlements between the Brazilian IRS and taxpayers. As the administrative phase of our tax proceedings ends and the judicial proceedings begin, the Company will be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees or bank deposits. We will continue to vigorously defend our position in connection with such disputes and we may take, as we have done in the past, the benefit of tax amnesty programs that from time to time are issued by the Federal or State Governments.

Moreover, companies in the alcoholic beverage and soft drink industries are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil and Canada have been involved in class actions and other litigation seeking damages. If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev S.A./NV, or ABI, resulting in adverse limitations to our operations.

Ambev and its subsidiaries are a party to certain joint venture, distribution and other agreements, guarantees and instruments that may contain restrictive provisions that our contractual counterparties may try to interpret as being triggered upon the consummation of certain unrelated transactions of ABI. Some of those contracts may be material and, to the extent they may contain any such restrictive provisions, our counterparties may seek to enforce certain contractual remedies that may curtail material contractual rights and benefits that we have thereunder under the argument that ABI’s consummation of certain transactions has triggered the referred provisions. Similarly, unrelated transactions consummated by ABI may subject us to further antitrust restrictions in the countries in which we already operate. Any such restrictions may limit the amount and quality of business we conduct in each of those countries

b) In regard to the Company’s direct or indirect controlling shareholder, or the controlling group:

Our controlling shareholders may adopt several corporate measures without the approval of non-controlling shareholders.

As of December 31, 2018, our two direct controlling shareholders, that is, Interbrew International B.V. and AmBrew S.à.r.l., which are subsidiaries of Anheuser-Busch InBev S.A./NV, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, held a 72.1% interest in the Company’s stock, except for treasury shares. As of the same date, Anheuser-Busch InBev S.A./NV indirectly held a 61,8% interest in the Company, except for treasury shares. Accordingly, Anheuser-Busch InBev S.A./NV controls the Company, although (i) Anheuser-Busch InBev S.A./NV is still subject to the shareholders’ agreement entered into by Interbrew International B.V. and AmBrew S.à.r.l. with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência on April 16. 2013 and effective until July 2, 2019; and (ii) Anheuser-Busch InBev S.A./NV is controlled by Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the Belgium families who founded Interbrew International B.V. (previous name of ABI) (represented mainly by Eugénie Patri Sebastién S.A.) and of interests of the Brazilian families who were previously our controlling shareholders (represented by BRC S.à.R.L.).

Our controlling shareholders are able to elect the majority of the members of our Board of Directors and Fiscal Council, and generally determine the outcome of most other actions requiring shareholder approval, including dividend distributions, the consummation of corporate restructurings, issuances of new shares, sales of materials assets and Bylaw amendments. Under Law No. 6404/76, as amended, or the Brazilian Corporation Law, the protections afforded to non-controlling security holders may differ from, or be less comprehensive than, the corresponding protections and fiduciary duties of directors applicable in the U.S. or other jurisdictions.

c) In regard to the Company’s shareholders

Please check item (b) above. There are no other risk factors regarding the Company’s shareholders.

d) In regard to the Company’s subsidiaries and affiliates

The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 45%, which equals to R$ 23.9 billion, of our total net revenues of R$52,6 billion in 2019 came from our foreign subsidiaries. In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our direct or indirect foreign subsidiaries, this could negatively impact our business, results of operations and financial condition, since it can limit the Company’s ability to pay all of its obligations.

e) In regard to the Company’s suppliers

We rely on external suppliers for our production and distribution, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on external suppliers for a range of raw materials for beer and other non-alcoholic beverages, and for packaging material, including aluminum cans, glass, kegs and PET bottles. The Company seeks to limite its exposition to fluctuations on the supply of such raw materials entering into agreements with fixed price with medium and long term.

We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations. These factors could a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our business, operations and financial results could be adversely affected.

In relation to its distribution network, the Company hires the services of several transportation companies in Brazil. In case these suppliers are unable to continue to meet the Company's needs, due to national or regional shutdowns, fuel availability, road conditions, among other reasons, the Company may not be able to transport its inputs/supplies and products throughout the production/ distribution chain or in part of it, and therefore its business, results of operations and financial condition could be adversely affected.

Additionally, we have licenses to bottle and/or distribute brands held by other companies over which we do not have control. If we are unable to maintain such arrangements on favorable terms, this could have a material adverse effect on our business, results of operations, cash flows or financial condition.

f) In regard to the Company’s clients

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

We depend on our ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health concerns regarding obesity, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products of our business segment. Failure by us to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact our business, results of operations and financial condition.

g) In regard to the sector in which the Company operates

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, which prices changes substantially in 2019. An increase in commodities prices directly affects our consolidated operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2019 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2018	Fluctuation
Aluminum (USD/ton)	2,537.00.	1.845.00.	2,114.40.	37.5%
Sugar (USD cents/pounds)	15.30	9.90	12.20	54.8%
Corn (USD cents/bushel)	408.50	330.30	368.20	23.7%
Wheat (USD cents/bushel)	574.50	416.5	495.60	37.9%
PET (USD/ton)	1,343.50.	1,058.10	1,221.5	27.0%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (former CMAI).

If we do not successfully comply with the anti-corruption laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could affect our reputation, our operations and sales.

We are committed to conducting business in a legal and ethical manner in compliance with local and international laws and regulations applicable to our business. Nevertheless, there is a risk that our management, employees or other representatives may take actions that violate applicable anti-corruption laws, including Brazilian Federal Law No. 12,846/2013 (“BCCA”) and the U.S. Foreign Corrupt Practices Act (“FCPA”).

The BCCA imposes strict liability on companies for certain acts against the public administration, including corrupt acts involving public officials, whether foreign or local. Under the BCCA, companies may be held liable for such acts and face administrative and judicial sanctions, including severe fines and disgorgement of profits. When imposing sanctions under the BCCA, Brazilian authorities may consider whether a company has implemented an effective compliance program.

Notwithstanding the BCCA and related Brazilian enforcement efforts, Brazil, as well as other countries in which the Company operates, still has a perceived elevated risk of corruption. To a certain degree, that may leave us exposed to potential violations of the BCCA, FCPA or other applicable anti-corruption laws and regulations. For example, a number of high-profile corporate corruption allegations have surfaced in Brazil, especially since the beginning of 2014.

Additionally, in the ordinary course of business, we regularly contract and deal with business partners and consulting firms. Some of these third parties have been managed or controlled by former government officials. Because Brazilian authorities are conducting ongoing investigations that target certain firms and business partners that we previously engaged, we have been cited as clients in connection with such investigations.

In the third quarter of 2019, there were news reports regarding alleged leaks of statements about the Company by a former consultant, Mr. Antonio Palocci, in a legal procedure to which we subsequently had access. In this regard, we have not identified evidence supporting Mr. Palocci’s claims of illegal conduct by Ambev and remain committed to monitoring this matter.

We have implemented what we view as a robust anti-corruption compliance program designed effectively to detect, prevent and remediate potential violations of applicable anti-corruption laws, including a strict requirement prohibiting our employees and agents from violating these laws. Nevertheless, there remains some risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating and remediating such potential misconduct.

Our existing internal controls and compliance procedures may not be sufficient to prevent or detect all inappropriate conduct, fraud or violations of applicable law by our employees, agents, and other business partners. If we are not in compliance with anti-corruption and other similar laws, including the BCCA and FCPA, we may be subject to administrative, civil and criminal penalties. This could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Adverse press coverage also may result from having our name or brands associated with any misconduct and, even if unwarranted or baseless, could damage our reputation, brands and sales. Therefore, if we become involved in any investigations or other proceedings under the FCPA, BCCA or other applicable anti-corruption laws, in Brazil or in other countries in which the Company operates, our business could be adversely affected.

Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability.

The Company competes both to other brewers and other beverage companies, and its products compete to other beverages, including of other categories. Globally, brewers, as well as other players in the beverages industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues.

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes evolve. Competition may divert consumers and customers from our products. Competition in our various markets could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than the Company can do to emerging trends.

Additionally, the unfair pricing practices in some markets and the lack of transparency, or even certain illicit practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

Negative publicity focusing on our products or on the way we conduct our operations may harm our business.

Media coverage and publicity generally can exert significant influence on consumer behavior and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over (i) alcohol-related problems, including drunk driving, (ii) underage drinking, as well as (iii) health consequences resulting from the excessive consumption of beer and soft drinks (for example, alcoholism and obesity). Factors such as negative publicity regarding the consumption of beer, other alcoholic beverages or soft drinks, publication of studies indicating a significant health risk from consumption of those beverages, or changes in consumer perceptions affecting them could adversely affect the sale and consumption of our products and harm our business, results of operations, cash flows or financial condition to the extent consumers and customers change their consumption patterns.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular regarding environmental impacts, labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

h) In regard to the regulations of the sector in which the Company operates

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business, and they may adversely affect our results.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which has historically changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have involved wage and price controls, the Central Bank’s base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

Potential new similar actions that might be taken by the Brazilian government concerning the economy may have important effects on the market conditions, prices of Brazilian securities, Brazilian corporations and other entities, including the Company, its inputs, products, distribution, sales force and financial condition. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•                     devaluations and other exchange rate movements;

•                     inflation;

•                     investments;

•                     exchange control policies;

•                     unemployment levels and labor regulation;

•                     social instability;

•                     price instability;

•                     energy shortages;

•                     water rationing;

•                     natural and other disasters, including large scale epidemics and pandemics;

•                     interest rates and monetary policies;

•                     liquidity of domestic capital and lending markets;

•                     growth or downturn of the Brazilian economy;

•                     import and export controls;

•                     exchange controls and restrictions on remittances abroad;

•                     tax policy and changes in the tax law; and

•                     other political, diplomatic, social and economic developments in or affecting Brazil.

Any of the situations above may have material adverse effects on the Company’s financial condition and its results.

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than those expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), were 11.3% in 2015, 6.6% in 2016, 2.1% in 2017, 3.8% in 2018 and 4.3% in 2019. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any efforts by the Brazilian government to preserve economic stability, as well any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The economic and political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. In addition, since 2014, Brazil has experienced amplified economic and political instability derived from various currently ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, as well as other derivative or independent investigations such as Cui Bono, A Origem, Sepsis, Patmos, Zelotes and Greenfield investigations. The potential outcome of such corruption-related investigations is uncertain, but they have already impacted the general market perception of the Brazilian economy, political environment and the Brazilian capital market. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability.

Due to such instability, among other factors, Brazil has been facing difficulties, including the increasing unemployment rates, decreasing consumer and business confidence, falling industrial output, a deficit in the Brazilian primary accounts, shrinking in gross domestic product up to 2017 and limited growth since then, increasing uncertainties with regards to Congressional decisions and the significant devaluation and volatility of the real.

Consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products. Besides moving in concert with changes in per capita income, consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income. Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages, soft drinks and other non-alcoholic beverages, as well as our results of operations. Moreover, the instability and uncertainty in the Brazilian economic and political scenario may continue to adversely affect the demand for our products, which in turn may negatively impact on our operations and financial results.

Increases in taxes levied on beverage products in countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in high levels of taxation in the countries in which we operate could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net revenues. Lower net revenues result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the local governments will not increase current tax levels, and that this will not impact our business.

In Brazil, for example, in January 2015 the Brazilian federal government enacted Law No. 13097, which introduced a new federal taxation model for beer and soft drinks, creating a less complex and more predictable tax system for the industry. The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the Excise Tax (Imposto sobre Produtos Industrializados), or the IPI Excise Tax, the Social Integration Program Contribution (Programa de Integração Social), or the PIS and the Contribution and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS, are due by manufacturers and wholesalers and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem).

Moreover, in May 2018, the Brazilian federal government enacted Decree No. 9,394/2018 increasing IPI taxes applicable to transactions with concentrate units and, in so doing, effectively reducing the value of the IPI presumed credits that we recorded on acquisitions of soft drinks concentrates from companies located in the Manaus Free Trade Zone from 20% to 4%. Such increase of IPI rate has been occurring in phases and must be concluded until December 1, 2020.

On the state level, in 2015, the Federal District and the States of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Ceará, Amapá, Rondônia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks. In 2016, the States of Rio de Janeiro and Acre  increased the respective ICMS Value-Added Tax rate once again, which came into force in 2017. In 2017, the Goiás and Amazonas States increased their ICMS rates applicable to soft drinks and beer, respectively. In 2018, the States of Maranhão and Pernambuco increased their ICMS tax rates applicable to non-alcoholic beverages and Bahia and Maranhão increased their ICMS tax rate applicable to beer, which became effective at the beginning of 2019. In 2019, State of Maranhão reduced the ICMS tax rate on alcoholic beverages, which is in force since the beginning of 2020. No assurance can be given that the Brazilian government, at both state and/or federal levels, will not consider further tax increases on beverages in the future.

We are subject to regulation on alcoholic and CSD beverages in the countries in which we operate.

Our business is regulated by federal, state, local laws and regulations governing many aspects of our operations, including brewing, marketing and advertising, consumer promotions and rebates, workplace safety, transportation, distributor relationships, retail execution, sales and data privacy, among others. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties. Additionally, the Company may be subject to laws and regulation aimed at reducing the offer of beer and soft drinks in some markets in which the Company conducts activities, in order to address the alcohol abuse, sales of alcoholic beverages to minors, issues related to the health and other social concerns. For example, certain Brazilian states and small municipalities in which we operate have enacted legislation limiting the time for operating some points of sale, prohibiting the sale of soft drinks in schools, and imposing restrictions to the advertisement of alcoholic beverages. Moreover, the Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. In addition, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages. These rules and restrictions may adversely impact our results of operations.

There is a global trend of increasing regulatory restrictions with respect to sale of alcoholic beverages and soft drinks. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

In addition, the partnership between Labatt Brewing Company Ltd., our Canadian subsidiary, and Tilray to research non-alcohol beverages containing tetrahydrocannabinol (THD) and cannabidiol (CBD), both derived from cannabis, and also to commercialize a non-alcoholic CBD beverage in Canada only, could lead to increased legal, reputational and financial risks. While this partnership is currently limited to research in Canada, the laws and regulations governing recreational cannabis are still developing, including in ways that we may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which we operate, and violations of law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization is changing quickly and remains in flux.

We are subject to Brazilian and other antitrust regulations.

From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to antitrust claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. We have a substantial share of the beer market in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities. We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

We also have substantial share of the beer market in other countries, such as Argentina, Bolivia and the Dominican Republic, in which our operations are subject to constant monitoring by local antitrust authorities. We cannot assure you that local antitrust regulations will not affect our business in such other countries in the future.

i) In regard to the foreign countries where the Company operates

Deterioration in economic and market conditions in Brazil and in other emerging market countries, as well as in developed economies (including due to the COVID-19 pandemic), may adversely affect the market price of our common shares and ADSs.

Economic and market conditions in Brazil and other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev.

More recently, the COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty around the globe. Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring inside and outside of Brazil. In addition, changes in monetary policy and/or implementation of protectionist policies in the United States and in other countries relevant to the international economy may directly or indirectly impact the economy in the countries in which we operate, generating many risks, especially in relation to exchange rates, interest rates, increase in the prices of commodities, and therefore, impact the Company's results.

The outbreak of communicable diseases such as the coronavirus (COVID-19) outbreak on a global scale could materially and adversely affect our business, liquidity, financial condition and trading price of our common shares and ADSs.

The outbreak of communicable diseases such as the COVID-19 on a global scale has been affecting investment sentiment and causing disruptions which have been increasing volatility in global markets and affecting the outlook of the economies of the countries in which we operate. In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. This pandemic, as well as the reality or fear of any other adverse public health developments, could adversely and materially affect, among other things, our manufacturing and supply chain operations, including due to the reduction or closure of our production units and the interruption of the supply of raw materials.

The local, national and international response to the virus is quickly developing, fluid and uncertain. Responses have included voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities. These and other responses could impact the ability to market our products, the availability of those who make the decision to purchase our products and the ultimate demand for our products. In the event the number of infected patients increases in the markets in which we operate, it is possible that these disruptions would affect the economy and the financial markets, consequently affecting our financial condition and results of operations. On a business level, this could mean that our or other companies’ operations may be suspended.

While any disruption caused is currently expected to be temporary, there is uncertainty around the duration of these disruptions, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions, results of operations and trading price of our common shares and ADSs, as well as our ability to achieve the forward looking expectations for the year of 2020 that we have previously disclosed. The extent to which COVID-19 could impact our business depends on future developments, which are highly uncertain and cannot be predicted and are outside of our control, including new information which may quickly emerge concerning the severity of the virus, the scope of the outbreak and the actions to contain the virus or treat its impact, among others.

The Company’s operations in Latin America South are subject to substantial risks relating to its businesses and operations conducted in Argentina and other South American countries.

The Company owns 100% of the total share capital of Latin America South Investment, S.L. (“LASI”), whose net revenues corresponded to 19.1% of our consolidated results of operations in 2019. Considering that LASI is a holding company with operating subsidiaries in Argentina and other South American countries, the financial condition and results of its operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

In recent years, the results in reais of our Argentinean operations have been significantly impacted by political instability, fluctuations in the economy (such as the devaluation of the Argentine peso in December 2015, 2018 and 2019), governmental actions concerning the economy (such as the selective default on its restructured debt in July 2014, and the default of interest payment of its debt in 2020), inflation and deteriorating macroeconomic conditions in the country. Continued deterioration of the Argentine economy, or new foreign exchange, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, notwithstanding our financial condition and operating results.

For example, in the early 2000s, Argentina experienced political and economic instability. A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation. In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past. Additionally, in 2018 and 2019 the Argentine peso underwent a significant devaluation, losing 51% and 36.9%, of its value relative to the real, impacting the net assets, results and cash flows of our Argentinean operations. The 2018 and 2019 devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity.

Following the categorization of Argentina in our results for the third quarter of 2019 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), requiring us to restate the results of our operations for the year ended December 31, 2018, in hyperinflationary economies for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period.

In addition, on July 30, 2014 Argentina entered into a selective default of its restructured debt and, in early 2016, U.S. courts ruled that Argentina must make full payments to the remaining holdout bondholders, which was settled in 2016 following negotiations between Argentina and bondholders.

Under the context of the significant devaluation of the Argentine peso in 2018, along with increased inflation and weak macroeconomic conditions Argentina signed, on June 7, 2018, an agreement with IMF to obtain a significant loan to stabilize the macroeconomic situation. In addition, in August 2019, Argentina held its primary election and the candidate Alberto Fernández defeated the incumbent president Mauricio Macri, which prompted further devaluation of the Argentine peso. In September 2019, the Argentine central bank imposed currency restrictions to stabilize the Argentine peso. In October 2019, Argentina held its general elections and the incumbent president Mauricio Macri was ousted by Alberto Fernández.

In light of the country’s ailing economy and market’s concerns as to the incoming administration’s commitment to fiscal responsibility, our liquidity and operations, as well as our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange restrictions are further implemented in the country. It is also difficult to assess the impact that the changes to the Argentine political scenario will have in the Argentine economy and, as a result, on our future operations and financial results.

If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

In addition, protests erupted in Chile and Bolivia, where we operate. In October 2019, political protests in Chile started in Santiago, initially over an increase in subway fares and expanded to a range of grievances, with temporary impacts on the business environment in the country. On November 10, 2019, the Bolivian president Evo Morales resigned after social unrests. New elections are to be held in Bolivia on May 3, 2020. The unrest in the country led to a decrease in consumption and restrictions to production, which were normalized by the end of the year. Political developments in Latin America, including government deadlock, political instability and civil strife could impact our Latin America South operations and have a material adverse effect on our business, financial condition and results of operations.

The Company operates a joint venture in Cuba, in which the Government of Cuba is a joint venture partner. Cuba is still subject to broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and price of our securities.

In January 2014, one of our wholly-owned subsidiaries acquired from Anheuser-Busch InBev S.A./NV, or ABI, the indirect equity held by ABI in Cerbuco Brewing Inc., a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer. The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. Bucanero’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our other subsidiaries. In 2018, Bucanero sold 1.5 million hectoliters of beer, representing about 0.9% of our total volume of 163.2 million hectoliters for the year. Although Bucanero production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba. These sanctions were strengthened by the Trump administration through a National Security Presidential Memorandum, issued on June 2015, that, among other things, introduced prohibitions on certain financial transactions with certain entities and sub-entities identified by the U.S. Department of State. Although our operations in Cuba are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the fact that Cuba remains a target of U.S. economic and trade sanctions.

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. Although the United States government has, on June 2017, ceased to identify Cuba as a state sponsor of terrorism, this position may be revised by action of the U.S. government’s executive branch. If U.S. government policy towards Cuba were to be reversed, with that country being once again designated as a state sponsor of terrorism, Cuba could return to being a target of possible restrictions for U.S. investment. If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

In addition, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Separately, Title IV of the Helms-Burton Act authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act has been suspended by discretionary presidential action since its inception in 1996 (and no action has been taken under this provision since its inception), on May 2, 2019, the Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. In relation to Title IV of the Helms-Burton Act, although it has been in effect since the law was passed in 1996 (and since then no actions have been taken), the Trump Administration has announced its intention to implement Title IV of the Helms-Burton Act by denying visas to persons who traffic in confiscated property. As a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. Given the unprecedented activation of Title III of the Helms-Burton Act, there is substantial uncertainty as to how the statute will be interpreted by U.S. courts. In 2009, ABI received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Bucanero, which is alleged to have been confiscated by the Cuban government and trafficked by ABI through their former ownership and management of this company. We are uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure with respect to this notice of claim.

j. In regard to environmental issues:

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations, and water scarcity or poor quality could negatively impact our production costs and capacity.

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for our products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require the Company to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

We also face water scarcity and quality risks. The availability of clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, overexploitation, increasing pollution, and poor water management. The Company implemented an internal strategy to considerably reduce the water consumption in the operational plants. However, as demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our business and results of operations.

We have announced Sustainability Goals focused on smart agriculture, water stewardship, circular packaging, climate action, and entrepreneurship. If we fail to achieve these goals for any reason, there is a risk of reputational damage.

Natural and other disasters could disrupt our operations.

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural, social, technical or physical risks such as large-scale epidemics and pandemics, and the occurrence of natural disasters, terrorist events and military and other actions may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally. A recent and relevant example of large scale epidemics and pandemics risks is the outbreak of the novel strain of coronavirus, or COVID-19, which may negatively impact the results of our operations, by causing the decline in consumer demand for our products.

Our operations are subject to safety and environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues.

Our operations are subject to environmental and security regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability which might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with greater emphasis on enforcement.

There can be no assurance that we will not incur substantial environmental liability or those applicable environmental laws and regulations will not change or become more stringent in the future, which could adversely affect the Company’s financial condition and results.

4.2- Description of the main market risks

The Company’s operating results are affected by fluctuation in commodity prices.

This risk involves the possibility of fluctuations in the prices of the products sold by the Company or by its subsidiaries, or in the price of raw materials and other inputs used in the production process. Since it operates in a commodities market, sales revenues and costs of sales of the Company and its subsidiaries can be affected by changes in the international prices of the products they sell and the raw materials they purchase.

The Company’s results of operations are affected by fluctuations in currency rates, by the depreciation of the Brazilian real against other currencies, including the US dollar, which may adversely affect the Company’s financial performance.

Most of the Company’s sales are in Brazilian Reais, while a significant portion of its debt is denominated in other foreign currencies, including the US dollar. Furthermore, a significant portion of the Company’s production costs in 2019, especially those involving packaging, such as cans and PET bottles, as well as sugar, hops and malt, are denominated in or linked to the US dollar, which appreciated significantly against the Brazilian Real in the last years.

In this case, any depreciation of the Brazilian Real against those foreign currencies may increase financial expenses and operating costs, affecting the Company’s ability to meet its foreign currency obligations. Although the Company’s current policy is to hedge practically all its US dollar-denominated debts and production costs, the Company cannot guarantee that it will always be possible to hedge in the future.

In addition, we have historically reported our consolidated results in Reais. In 2019, we derived 45% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and Reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against Reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

We also incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks to mitigate our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to properly and successfully cover such risks, particularly in the long-term.

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, since 2011, the U.S. dollar appreciated by 12.5%, 8.9%, 14.6%, 13.4% and 47.0% against to the Real in 2011, 2012, 2013, 2014 and 2015, respectively, closing at R$3.905 per USD1.00 as of December 31, 2015. However, the U.S. dollar depreciated by 16.5% against the Real in 2016, closing at R$3.259 per USD1.00 as of December 31, 2016. In 2017, the U.S. dollar again valuated against Real, closing at R$3.3080 per USD1.00. In 2018, the U.S. dollar valuated, closing at R$3.8748 per USD1.00. In 2019, the U.S. dollar appreciated, closing at R$4.0307 per USD1.00. On May 31, 2020, the exchange rate was R$5.4263 per USD1.00.

Devaluation of the real relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets

Sensitivity analysis

The Company mitigates its non-derivative financial assets and liability risks substantially by entering into derivative financial instruments. Within this context, the Company has identified the main risk factors that could lead to losses in its transactions with derivative financial instruments and, therefore, it has developed a sensitivity analysis based on three scenarios that may affect its future results and/or cash flows, as described below:

1 – Probable Scenario: management’s expectation of deterioration in the principal risk factor of each transaction. To estimate the possible effect on the results from derivative transactions, the Company calculates Value at Risk –parametric VaR. VaR is a statistical measurement arrived at by estimating standard deviations and correlations between the returns from the different risk factors. The outcome of this model is the expected stop-loss for an asset during a given time frame and reliability interval. According to this methodology, we have used as calculation parameters the potential exposure of each financial instrument, a reliability interval of 95% and a horizon of 21 days commencing December 31, 2019, which are shown in the module.

2 – Adverse Scenario: a 25% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2019.

3 - Remote Scenario: a 50% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2019.

Transaction	Risk	Fair Value	Probable Scenario	Adverse Scenario	Remote Scenario

Commodities hedge	Decrease in commodities prices	(38,029)	(86,509)	(563,036)	(1,088,042)
Input purchase		38,029	92,106	611,404	1,184,779
Foreign exchange hedge	Foreign currency depreciation	(106,176)	(200,852)	(2,488,736)	(4,871,296)
Input purchase		106,176	200,852	2,488,736	4,871,296
Costs effects		-	5,597	48,368	96,737

Foreign exchange hedge	Foreign currency depreciation	(42,388)	(62,231)	(246,615)	(450,842)
Capex purchase		42,388	62,231	246,615	450,842
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency depreciation	(15,039)	(21,684)	(80,563)	(146,088)
Expenses		15,039	21,684	80,563	146,088
Expenses effects		-	-	-	-

Indebtedness	Foreign currency depreciation	-	696	28,590	57,179
Interest expenses	Increase in interest rate	-	1,548	15,217	28,633
Debt effects		-	2,244	43,807	85,812

Equity Instrument Hedge	Stock exchange price depreciation	19,630	(17,584)	(244,827)	(509,284)
Expenses		(19,630)	43,617	448,719	917,068
Equity effects			26,033	203,892	407,784
			33,874	296,067	590,333

4.3 – Non-confidential and material judicial, administrative or arbitration proceedings

The Company and its controlled subsidiaries are parties to judicial and administrative proceedings, of a labor, tax and civil nature, as described below, arising from the normal course of its operations, with probable, possible and remote chance of loss. The provisions of the Company and its controlled subsidiaries are registered in accordance with the applicable accounting rules, based on the individual analysis of each proceeding by its internal and external attorneys, with provisions for proceedings assessed by its legal advisors being set up for proceedings with a probable chance of loss.

For purposes of this item 4.3, the Company considers in its materiality analysis the capacity that the information would have to influence investment decisions, based on quantitative criteria combined with qualitative criteria. The quantitative criterion covers proceedings that may have a significant impact on the Company’s equity or business. The qualitative criterion considers available evidence and precedents based on the analysis of case law, legislation and, mainly, the facts that encompass the specific claim, of proceedings that deal with sensitive matters, especially those that represent potential risks to the image of the Company and its subsidiaries.

Labor claims

As of December 31, 2019, the Company and its controlled subsidiaries were parties to approximately 18,000 labor claims filed by former employees and outsourced employees. The claims primarily involve matters concerning overtime, dismissals, severance payments, health hazard and risk premiums, supplementary retirement benefits, social security contributions, charges, among other issues, all of them of legal or administrative nature.

In relation to social security matters, the Company is party to claims relating to social contributions on payroll. The Company’s management estimates the possible losses relating to such claims to be approximately R$319.4 million, as of December 31, 2019. The Company registered provisions of approximately R$33 million for proceedings in which we consider the chances of loss as probable. The amount relating to social security contingencies is considered within the total amount of tax contingencies of the Company.

There are no labor claims where the Company and its controlled subsidiaries appear as defendant or plaintiff which are individually material to their business.

Tax claims

As of December 31, 2019, the Company and its controlled subsidiaries were parties to approximately  5,000 judicial and administrative tax proceedings. The chances of loss in these proceedings are classified as remote, possible or probable.

The proceedings mainly involve matters relating to Corporate Income Tax – IRPJ, Social Contribution on Net Profit – CSLL, State Goods and Services Tax  – ICMS, Tax on Manufactured Products – IPI, Social Integration Programs – PIS, Social Security Financing Contribution – COFINS and social contributions on payroll. The ongoing tax proceedings also include claims filed by the Company against the tax authority alleging illegality and/or unconstitutionality of certain taxes. Assets resulting from such proceedings that may, in the future, arise in favor of the Company as a result of final favorable rulings will only be recognized by the Company when it is certain that it will receive the amounts previously paid and deposited.

As of December 31, 2019, Company’s management estimated the losses in proceedings considered to have a probable chance of loss to be approximately R$251.6 for claims involving Income Tax matters and R$288.2 million for other tax claims, for which provisions of the same amount were registered.

Below are the tax proceedings individually material for the business of the Company and its controlled subsidiaries:

1- Proceeding No. 5014538-16.2017.4.03.6100 (re. to Administrative Proceeding No. 16327.000530/2005-28)
Court	9th Federal Civil Court of São Paulo
Level	Judicial – Lower Court
Date filed	September 11, 2017
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$2.5 billion as of December 31, 2019
Main facts

Annulment action filed with an injunction granted on September 15, 2017 in favor of the Company to suspend the tax credit enforceability, relating to the administrative proceeding No. 16327.000530/2005-28, regarding the collection of IRPJ and CSLL taxes on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. An expert examination is currently awaited for subsequent decision by the lower court.

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

2- Proceeding No. 16561.720.111/2017-77
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	October 10, 2017
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1.1 billion as of December 31, 2019
Main facts

Administrative proceeding filed to charge IRPJ and CSLL on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. In March 2018, the Company was notified of the partially favorable decision by the Federal Revenue Office (DRJ). The Company filed a Voluntary Appeal to discuss the unfavorable portion and currently awaits the completion of the diligence required before CARF for subsequent decision. As for the portion favorably judged by DRJ, it is subject to a Mandatory Appeal by the National Treasury to CARF.

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

3- Proceeding No. 16561.720065/2018-97
Court	Federal Judgment Office
Level	Administrative – Lower Court
Date filed	September 3, 2018
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1.0 billion as of December 31, 2019
Main facts

Administrative proceeding filed to charge IRPJ and CSLL on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. A defense was submitted to the Federal Revenue Office (DRJ). In March 2019, DRJ considered the assessment valid, so that the Company appealed to CARF. In December 2019, CARF partially granted such appeal to annul DRJ’s appellate decision, determining the grant of a new decision. A new decision by DRJ is currently awaited.

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

4- Proceeding No. 5002102-88.2018.4.03.6100 (re. to Administrative Proceeding No. 16561.720087/2011-81)
Court	4th Federal Civil Court of São Paulo
Level	Judicial – Lower Court
Date filed	January 26, 2018
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$6.5 billion as of December 31, 2019
Main facts

Disallowance of goodwill amortization expenses in the years 2005 to 2010 arising from the merger of InBev Holding Brasil S.A. As the CARF decision was partially denied, the Company filed an injunction to discuss the matter in which it was defeated, with a favorable injunction granted on its behalf on February 5, 2018 to suspend the tax credit enforceability. An expert examination is currently awaited for subsequent decision.

Chances of loss	Possible
Impact in case of loss

Sentenced to pay the amount involved. Should the Company be required to pay the relevant amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.

Amount provisioned	None

5- Proceeding No. 5002879-05.2020.4.03.6100 (re. to Administrative Proceeding No. 16561.720087/2011-81)
Court	4th Federal Civil Court of São Paulo
Level	Judicial – Lower Court
Date filed	February 21, 2020
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$684 million as of March 31, 2020 (proceeding did not exist on December 31, 2019)
Main facts

Disallowance of goodwill amortization expenses in the years 2005 to 2010 arising from the merger of InBev Holding Brasil S.A. As the CARF decision was partially denied, first the Company filed a judicial measure to discuss the matter in which it was defeated, with a favorable injunction granted on its behalf on February 5, 2018 to suspend the tax credit enforceability (Ordinary Action No. 5002102-88.2018.4.03.6100, before the 4th Federal Civil Court of São Paulo, as detailed in chart 4 above). The portion judged favorably to the Company was submitted to reexamination by CARF’s Superior Chamber and part of the assessment that had been exempted by CARF was reestablished (the administrative discussion has ended). As the decision by CARF’ Superior Chamber was partially negative, the Company filed this judicial measure to discuss such portion in which it was defeated with a favorable injunction granted to the Company on February 28, 2020 to suspend the tax credit enforceability.

Chances of loss	Possible
Impact in case of loss

Sentenced to pay the amount involved. Should the Company be required to pay the relevant amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.

Amount provisioned	None

6- Proceeding No. 16561.720063/2016-36
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Superior Chamber
Date filed	June 27, 2016
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$2.9 billion as of December 31, 2019. In March 31, 2020, the updated amount involved was R$716 million, according to facts described below.
Main facts

Disallowance of goodwill amortization expenses in the years of 2011 to 2013, arising from the merger of InBev Holding Brasil S.A. In March 2017, the Federal Revenue Office (DRJ) judged the Company’s defense partially favorable. In relation to the portion judged unfavorable, the Company appealed to CARF, and a mandatory appeal was also filed. In May 2018, CARF partially granted the appeal of the Company and the mandatory appeal, partially keeping the assessment. As for the portion unfavorable to the Company, (i) on February 7, 2020, Annulment Action No. 5001959-31.2020.4.03.6100 was filed before the 4th Federal Civil Court of São Paulo, as detailed in chart 7 below, to discuss part of the tax credit held, with an injunction request being granted on February 11, 2020 to suspend its enforceability, as well as (ii) a special appeal to CARF’s Superior Chamber decision  with regard to the remaining amounts was filed, which will also consider the special appeal filed by the National Treasury regarding the favorable portion granted to the Company. A decision by CARF’s Superior Chamber is currently awaited. The reduction of the amount in December 2019 when compared to the amount in March 2020 is due to the segregation of the tax credit portion that is under discussion in the Annulment Action No. 5001959-31.2020.4.03.6100, detailed below in chart 7.

Chances of loss	Possible
Impact in case of loss

Sentenced to pay the amount involved. Should the Company be required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.

Amount provisioned	None

7- Proceeding No. 5001959-31.2020.4.03.6100 (re. to Administrative Proceeding No. 16561.720063/2016-36)
Court	4th Federal Civil Court of São Paulo
Level	Judicial – Lower Court
Date filed	February 7, 2020
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$2.2 billion as of March 31, 2020 (proceeding did not exist on December 31, 2019)
Main facts

Disallowance of goodwill amortization expenses in the years of 2011 to 2013 arising from the merger of InBev Holding Brasil S.A. Considering CARF’s decision was partially unfavorable, the Company filed this judicial measure to discuss the matter in which it was defeated, with an injunction request favorably rendered to the Company on February 11, 2020 to suspend tax credit enforceability.

Chances of loss	Possible
Impact in case of loss

Sentenced to pay the amount involved. Should the Company be required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.

Amount provisioned	None

8- Proceeding No. 16561.720109/2013-74
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Superior Chamber
Date filed	October 1, 2013
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1.9 billion as of December 31, 2019
Main facts

Disallowance of goodwill amortization expenses arising from the merger of BAH - Beverage Associate Holding. In December 2014, the Company filed an appeal against the unfavorable administrative first level decision. In March 2017, CARF concluded the judgment of the Voluntary Appeal filed by the Company determining the return of the case to the Federal Revenue Office (DRJ). In July 2017, the Company was notified of the reviewed decision by DRJ and filed a new Voluntary Appeal. In November 2018, the Voluntary Appeal was judged partially favorable to the Company. The Company filed counterarguments (contrarrazões) to the National Treasury Special Appeal and, regarding the unfavorable portion, it filed a Special Appeal. In December 2019, the Special Appeal was partially accepted by CARF’s Superior Chamber and the Company filed an appeal for the portion that was not accepted. In June 2020, the Company was notified of the decision rejecting such appeal. Judgment of the Special Appeal of the National Treasury and the Company is currently awaited, regarding the portion that was admitted.

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

9- Proceeding No. 16561.720.119/2017-33
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	November 6, 2017
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1.1 billion as of December 31, 2019
Main facts

Tax Assessment relating to a goodwill amortized arising from the merger of CND Holdings. The Company filed a Defense. In November 2018, the Company was notified of the first level administrative decision that maintained the tax assessment and filed a Voluntary Appeal before CARF.  In February 2020, the Voluntary Appeal was judged partially favorable. Notified of the decision, the Company filed a motion for clarification (embargos de declaração) and counterarguments (contrarrazões) to the Special Appeal of the National Treasury, with regard to the portion that was judged favorably to it. Judgment on the motion for clarification is currently awaited.

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

10- Proceeding No. 16561-720.233/2016-82
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	December 15, 2016
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$4.4 billion as of December 31, 2019
Main facts

Tax assessment regarding the disallowance of expenses arising from the results of the financial instruments for protection used against risks inherent to price or exchange rate fluctuations relating to the Company’s operating activities. The Company filed a Defense which, on November 4, 2019, was unanimously rendered. A decision by CARF on the Mandatory Appeal of the National Treasury is currently awaited.

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

11- Proceeding No. 16561.720180/2015-19
Court	Federal Judgment Office
Level	Administrative – Lower Court
Date filed	December 7, 2015
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1.0 billion as of December 31, 2019
Main facts

Tax assessment due to the disallowance of credits relating to taxes paid abroad by companies of the group, which evidence is being challenged by the Tax Authority, in addition to disallowance of financial expenses. The Company filed a Defense and is awaiting decision by the Federal Judgment Office (DRJ).

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

12- Proceeding No. 16561-720.130/2017-01
Court	Federal Judgment Office
Level	Administrative – Lower Court
Date filed	November 20, 2017
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.3 billion as of December 31, 2019
Primary facts

Tax assessment to charge IRPJ and CSLL in view of the disallowance of credits relating to the taxes paid abroad by companies of the group, which evidence is being challenged by the Tax Authority. In May 2019, the Federal Judgment Office (DRJ) considered the assessment valid, therefore the Company appealed to CARF. In March 2020, CARF partially granted such appeal to annul DRJ’s decision, determining the rendering of a new decision. In June 2020, the Company was notified of such decision and filed a motion for clarification (embargos de declaração), which is pending judgment.

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

13- Proceeding No. 16692.720871/2017-99
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	June 19, 2017
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1.7 billion as of December 31, 2019
Main facts

Tax assessment regarding the disallowance of credits of taxes paid abroad by companies of the group, which evidence is being challenged by the Tax Authority. The Company filed a Statement of Discontentment and, in June 2018, was notified of the favorable decision by the Federal Judgment Office (DRJ). In August 2018, the Brazilian Federal Revenue Office issued a new decision, reestablishing the amounts under discussion, and the Company presented a new defense before the DRJ. In June 2019, the Company became aware of DRJ’s decision, which considered such defense partially valid and filed a Voluntary Appeal. In January 2020, CARF partially granted the Voluntary Appeal. The Company currently awaits notification of such decision to file the applicable appeals.

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

14- Proceeding No. 16561.720095/2019-84
Court	Federal Judgment Office
Level	Administrative – Lower Court
Date filed	November 21, 2019
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$4 billion as of December 31, 2019
Main facts

Tax assessment regarding the deduction of the Interest on Shareholders’ Equity (JCP) in 2014. The questions refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on the increase in the calculation of JCP deductibility limit. The Company filed an administrative defense and awaits decision.

Chances of loss	Possible
Impact in case of loss

Sentenced to pay the amount involved. The Company distributed JCP in the years following the assessed period. Accordingly, if the JCP deductibility is also questioned in the future, on the same basis as the aforementioned tax assessment, the Company estimates that the conclusion of the discussion will be similar to the present case, and, therefore, maintained the effect of JCP deductibility in its effective Income Tax rate.

Amount provisioned	None

15- Proceeding No. 10980.731868/2019-31
Court	Federal Judgment Office
Level	Administrative – Lower Court
Date filed	January 3, 2020
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Arosuco Aromas e Sucos Ltda.
Amounts, assets or rights involved	R$ 2 billion as of March 31, 2020 (proceeding did not exist on December 31, 2019)
Main facts

Tax assessment regarding the disallowance of the Income Tax reduction benefit set forth in Provisional Measure No. 2199-14/2001, based on the margin profit. Arosuco presented an administrative defense and awaits the relevant judgment by the Federal Judgment Office (DJR).

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

16- Proceeding No. 5091835-45.2018.8.13.0024 (re. to Administrative Proceeding No. 01.000499049-47)
Court	3rd Tax Effects Court for the Judicial District of Belo Horizonte
Level	Judicial – Lower Court
Date filed	July 9, 2018
Parties to the proceeding	Plaintiff: State of Minas Gerais Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1.8 billion as of December 31, 2019
Main facts

Tax Foreclosure to charge the amounts discussed in the Administrative Proceeding No. 01.000499049-47. The Company presented a defense to the judicial court, which is still pending decision. The tax assessment refers to the collection of ICMS differences from April 2011 to December 2015, that the State of Minas Gerais deems to be due under the tax replacement regime, for cases in which the sales’ price of the products reaches levels close to or above the fixed price established by the State.

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

Civil claims

As of December 31, 2019, the Company and its subsidiaries appeared as parties in approximately 9,000 civil, criminal and environmental proceedings. The proceedings primarily involve matters concerning Company’s products and relations with its distributors and resellers, all of them of legal or administrative nature.

The management of the Company estimated, on December 31, 2019, losses in proceedings with a chance of loss considered as probable in approximately R$64.0 million, for which provisions of the same amount were registered.

Below is the individual relevant civil proceeding for the Company’s business and that of its subsidiaries:

1- Proceeding No. 0007791-44.2008.4.03.6103
Court	4th Lower Civil Court of the Judicial Subsection of the city of São Paulo, State of São Paulo
Level	Judicial – Lower Court
Date filed	October 28, 2008
Parties to the proceeding	Plaintiff: Federal Prosecutor’s Office Defendants: Ambev S.A., FEMSA – Fomento Econômico Mexicano S.A. and Primo Schincariol Indústria de Cervejas e Refrigerantes S.A.
Amounts, assets or rights involved	R$5.2 billion as of December 31, 2019. The historical amount attributed to the case is R$2.7 billion.
Main facts

Lawsuit for damages filed against three beer manufacturing companies due to “increase in damage caused by investments in beer-type alcoholic beverage advertisements”, requesting an order to invest the same amount earmarked for alcoholic beverage advertisements in programs for preventing and treating the “damage caused by alcohol consumption”. The amount claimed by the Federal Prosecutor’s Office in the public action, bearing in mind only the portion applicable to the company, is approximately R$2.1 billion. However, with the NGO - "Instituto Barão de Mauá" – in December 2008 joining the proceeding as co-plaintiff and claiming the same amount of indemnification since it would be legitimized for acting in the defense of consumers, the total amount of the lawsuit is now R$5.5 billion. In January 2015, the requests for production of evidence filed with the lower court were rejected. In July 2016, the lower court denied the lawsuit. In October 2016, the Federal Prosecutor’s Office filed an appeal against which the defendants filed counterarguments (contrarrazões). On August 28, 2019, an appeal to annul the decision rendered was granted, determining the return of the case to the lower court for presentation of evidence. The parties filed a motion for clarification (embargos de declaração) against the appellate decision. The case currently awaits decision.

Chances of loss	Remote
Impact in case of loss

Sentenced to pay the amount involved, with allocation of the amount for indemnity, according to the requests made, and investment in advertising with programs for preventing and treating problems arising from the consumption of alcohol

Amount provisioned	None

Other

Other than the proceedings described above, there are no other types of lawsuits in which the Company and its controlled subsidiaries appear as plaintiffs or defendants that are individually relevant to their business.

4.3.1. Indicate the total amount provisioned, if any, for the proceedings described in section 4.3.

Not applicable, given that there are no claims mentioned in item 4.3 above where the Company and its controlled subsidiaries appear as defendant or plaintiff that are individually material to their business and with a probable chance of loss.

4.4 – Non-confidential Judicial, Administrative or Arbitration Proceedings Whose Opposing Parties are Managers, Former Managers, Majority Shareholders, Former Majority Shareholders or Investors

As of December 31, 2019, the Company and its controlled subsidiaries appeared as parties in 7 judicial, administrative or arbitration proceedings, whose opposing parties are managers or former managers, controlling shareholders or former controlling shareholders or investors, as follows:

1- Proceeding No. 0047299-63.2003.8.19.0001
Court	Superior Court of Justice (Superior Tribunal de Justiça) (original proceeding from 4th Business Court of the Judicial District of the city of Rio de Janeiro, State of Rio de Janeiro)
Level	Judicial – Appellate Court
Date filed	April 29, 2003
Parties to the proceeding	Plaintiff: Romanche Investment Corporation LLC Defendant: Ambev S.A.
Amounts, assets or rights involved

Main lawsuit: R$8.1 million as of December 31, 2019 in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the case is R$3.1 million.

Counterclaim: R$257.3 million as of December 31, 2019, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the counterclaim is R$98.5 million.

Main facts

Complaint requesting the sentencing of the Company (i) to issue shares that grant right to the subscription bonuses held by the plaintiff, at the price the plaintiff considers correct, which is less than that published by the Company and ratified by the Brazilian Securities Commission – CVM, adjusted according to the capital increases that occurred from 1996 to 2003 as a result of the exercise of stock options relating to the stock options plan by Company’s employees, and other subscription bonuses issued in 1993, as well as (ii) to the indemnity payment for material damages. The counterclaim requested sentencing of the plaintiff to pay the correct price for the exercise of the rights provided for in the subscription bonuses, as previously agreed in such securities and disclosed by the Company in Material Fact and approved by CVM. In July 2004, the lower court denied the claims made in the main lawsuit, and accepted the counterclaim filed by the Company. In August 2007, the sentence was reversed by the Appellate Court of the State of Rio de Janeiro, and the Company filed a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court. The motion to annul was denied and the Company filed a special appeal against the decisions on the appeal and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, the reporting judge denied the appeal in the Company’s special appeal. The Company then filed a regulatory appeal against this decision. On August 2, 2011, a majority vote of the Justices of the Second Panel of the Superior Court of Justice granted the Company’s regulatory appeal to grant the special appeal and determine that the special appeal be sent to the higher court. On February 14, 2017, the Company’s Special Appeal was partially granted in order to fully deny the main action of the plaintiff and reduce the contingency fees applied to the Company in the counterclaim. On May 5, 2017, the plaintiff filed an appeal against the decision that gave partial granting to the Company’s Special Appeal. On September 29, 2017, the Office of the Attorney General submitted an opinion for not granting the plaintiff’s appeal. The case currently awaits decision.

Chances of loss	Main lawsuit: Remote Counterclaim: Probable
Impact in case of loss

Unascertainable on the date hereof. In the event the Company loses the case, the effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the superior court of judgment as being the subscription price for exercising the subscription bonuses.

Amount provisioned	None

2- Proceeding No. 0047841-81.2003.8.19.0001
Court	Superior Court of Justice (Superior Tribunal de Justiça) (original proceeding from 7th Business Court of the Judicial District of the city of Rio de Janeiro, State of Rio de Janeiro)
Level	Judicial – Appellate Court
Date filed	April 29, 2003
Parties to the proceeding	Plaintiffs: Banco do Brasil Employees’ Pension Fund – PREVI and the Federal Savings Bank Employees’ Foundation – FUNCEF Defendant: Ambev S.A.
Amounts, assets or rights involved

Main lawsuit: R$157.5 million as of December 31, 2019 in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the case is R$60.3.

Counterclaim: R$1.044 billion as of December 31, 2019, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the counterclaim is R$399.8 million.

Main facts

Complaint requesting sentencing of the Company (i) to the issuance of shares that would be entitled to the subscription warrants held by the plaintiffs, at the price the plaintiffs consider to be correct, which is less than that published by the Company and adjusted according to the capital increases that occurred from 1996 to 2003 as a result of the exercise of stock options under the stock options plan by Company’s employees, and other subscription warrants issued in 1993, as well as (ii) to the payment of material damages. The counterclaim requested sentencing of the plaintiffs to the payment of the correct price for the exercise of the rights provided for in the subscription warrants, as previously agreed in such securities and disclosed by the Company in Material Fact and approved by CVM. In October 2004, the lower court denied the claims made in the complaint, and accepted the counterclaim filed by the Company. In October 2007, the sentence was reversed by the Appellate Court of the State of Rio de Janeiro, resulting in the filing by the Company of a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court. The motion to annul was denied and the Company filed a special appeal against the decisions on the appeal and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, the appeal was cognized to partially grant the special appeal and determine the reduction in the fees arbitrated in the counterclaim to 2% of the restated amount of the case. The Company and the plaintiffs filed interlocutory appeals against this decision. Regulatory appeal was granted determining the special appeal be sent to the higher court. On December 7, 2011, the proceeding was assigned to the Superior Court of Justice. The plaintiffs filed a request for substitution of collateral, arguing that the National Treasury Bills - LFT's offered as collateral bore a maturity date of March 7, 2012. Served of process, the Company agreed to the request for substitution. Accordingly, the Reporting Judge approved the substitution of the National Treasury Notes, series B - NTN-B, shown in the correspondence accompanying the petition filed by the Plaintiffs. On December 1, 2015, the plaintiffs filed a petition with a legal opinion of Prof. Ary Oswaldo Mattos Filho. On February 14, 2017, the Company’s Special Appeal was partially granted in order to fully deny the main action of the plaintiffs and reduce the contingency fees applied to the Company in the counterclaim, but maintaining the denial of the counterclaim plea. On April 24, 2017,  the plaintiffs filed an appeal against the decision that gave partial granting to the Company’s Special Appeal. On September 11, 2017, the Office of the Attorney General submitted an opinion for not granting the plaintiff’s appeal. The case currently awaits decision.

Chances of loss	Main lawsuit: Remote Counterclaim: Probable
Impact in case of loss

Unascertainable on the date hereof. In the event the Company loses the case, the effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription warrats.

Amount provisioned	None

3- Proceeding No. 03.047.887-1
Court	Superior Court of Justice (Superior Tribunal de Justiça) (original proceeding from 12th Civil Court of the Central Venue for the Judicial District of the city of São Paulo, State of São Paulo)
Level	Judicial – Appellate Court
Date filed	April 28, 2003
Parties to the proceeding	Plaintiff: Economus Instituto de Seguridade Social Defendant: Ambev S.A.
Amounts, assets or rights involved

Main lawsuit: R$2.54 million as of December 31, 2019 in accordance with the Practical Table of the Appellate Court of the State of São Paulo. The historical amount attributed to the case is R$1.0 million.

Counterclaim: R$10.6 million as of December 31, 2019, in accordance with the Practical Table of the Appellate Court of the State of São Paulo. The historical amount attributed to the counterclaim is R$4.4 million.

Main facts

Complaint requesting sentencing of the Company (i) to issue the shares to which the subscription warrants held by the plaintiff is entitled, at a price that the plaintiff considers to be correct, which is less than that disclosed by the Company and ratified by CVM, in the ratio of 5 preferred shares for each subscribed warrant, totaling 4,859,800 preferred shares, in the form and price contracted. On May 19, 2003, the Company filed answer, counterclaim and opposition to the amount of the lawsuit. In the counterclaim, the plaintiff was required to pay the correct price for the exercise of the rights provided for in the warrants, in the manner previously contracted in said securities and disclosed by the Company in a Material Fact and approved by CVM. On August 17, 2005, a sentence was published denying the claims made in the lawsuit and in the counterclaim. On September 20, 2005, the Company filed an appeal against the part of the sentence referring to the counterclaim. On September 28, 2005, the plaintiff filed a motion for clarification against the part of the sentence referring to the lawsuit. On June 9, 2011, both appeals were denied. On July 28, 2011, the plaintiff filed a motion for clarification (embargos de declaração) against the appellate decision that had denied its appeal. On August 11, 2011, the motion for clarification was rejected. On October 6, 2011, plaintiff filed a special appeal and, on December 12, 2013, the continuance of plaintiff’s Special Appeal was denied. Against this decision, plaintiff filed an appeal against the Refusal Decision of the Special Appeal, which was granted, for cognizance of the Special Appeal. On October 27, 2015, the Special Appeal by plaintiff was denied by the Superior Court of Justice and the plaintiff filed a motion for clarification against the appellate decision that denied the special appeal. The motion for clarification was rejected on March 10, 2016 by the Fourth Panel of the STJ. On April 26, 2016, plaintiff filed a Divergence Motion to the Special Court of STJ. On August 15, 2016, the Company filed opposition to such motion, with legal opinions for its inadmissibility and invalidity. On June 3, 2020, the Divergence Motion was not cognized by the Special Court.

Chances of loss	Main lawsuit: Remote Counterclaim: Probable
Impact in case of loss

Unascertainable on the date hereof. In the event the Company loses the case, the effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription warrants.

Amount provisioned	None

4- Proceeding No. 03.047.412-4
Court	Superior Court of Justice (Superior Tribunal de Justiça) (original proceeding from 22nd Civil Court of the Central Venue for the Judicial District of the city of São Paulo, State of São Paulo)
Level	Judicial – Appellate Court
Date filed	April 28, 2003
Parties to the proceeding	Plaintiffs: Herta TH, Carola Stinglwagner, Arnim Loree Margot Stinglwagner Defendant: Ambev S.A.
Amounts, assets or rights involved

Main lawsuit: R$1.06 million as of December 31, 2019 in accordance with the Practical Table of the Appellate Court of the State of São Paulo. The historical amount attributed to the case is R$0.4 million.

Counterclaim: R$33.2 million as of December 31, 2019, in accordance with the Practical Table of the Appellate Court of the State of São Paulo. The historical amount attributed to the counterclaim is R$13.8 million.

Main facts

Complaint requesting sentencing of the Company (i) to issue the shares to which the subscription warrants held by the plaintiffs are entitled, at a price that the plaintiffs consider correct, less than that disclosed by the Company and ratified by CVM, adjusted according to capital increases carried out from 1996 to 2003, arising from the exercise of stock options related to the stock option plan for Company’s employees, and other subscription warrants issued in 1993, plus dividends, interest on shareholders' equity and all legal provisions, as well as (ii) payment of compensation for material damages. On May 14, 2003, the Company filed an answer, counterclaim and opposition to the amount of the lawsuit. In the counterclaim, plaintiffs were required to pay the correct price for the exercise of the rights provided for in the warrants, in the manner previously contracted in said securities and disclosed by the Company in a Material Fact and approved by CVM. On March 28, 2006, a sentence was published denying the claims made in the lawsuit and in the counterclaim. On May 31, 2006, the Company filed an appeal against the part of the sentence referring to the counterclaim and, on August 9, 2006, the plaintiffs filed an appeal against the part of the sentence referring to the lawsuit. On December 18, 2007, a partial plaintiffs’ appeal was granted assuring them the right to subscribe the defendant's equity at the lowest issuance price between February 1996 and April 2003; however, the claim for damages was denied. The Company’s appeal was held to be moot, given the partial granting of the plaintiffs’ appeal. On April 7, 2008, the Company filed a motion to annul. On October 7, 2008, the Motion to Annul was tried and the sentence denying the claims made in the lawsuit and in the counterclaim was upheld. On March 5, 2009, the plaintiffs filed a Special Appeal against the decision granting the Motion to Annul. On the same date, the Company also filed a Special Appeal against the part of the sentence that upheld the denial of the claims made in the counterclaim. On July 17, 2009, a sentence was rendered granting the Special Appeal filed by the plaintiffs, while the Company's Special Appeal was denied. On September 4, 2012, a majority vote of the Fourth Panel of the Superior Court of Justice denied both appeals. Against this appellate decision, the plaintiffs filed a Motion for Clarification, rejected by the Fourth Panel of the STJ on September 17, 2015. On February 11, 2016, the plaintiffs filed a Divergent Motion appeal. On April 14, 2016, the Company filed an opposition to the Appeal against a divergent decision, accompanied by legal opinions for its inadmissibility and invalidity. On June 3, 2020, according to an extract from STJ’s decision, the Divergence Motion was judged, but not cognized by the Special Court.

Chances of loss	Main lawsuit: Remote Counterclaim: Probable
Impact in case of loss

Unascertainable on the date hereof. In the event the Company loses the case, the effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription warrants.

Amount provisioned	None

5- Proceeding No. 0047983-85.2003.8.19.0001
Court	Superior Court of Justice (Superior Tribunal de Justiça) (original proceeding from 4th Business Court for the Judicial District of the city of Rio de Janeiro, State of Rio de Janeiro)
Level	Judicial – Appellate Court
Date filed	April 29, 2003
Parties to the proceeding	Plaintiff: Tempo Capital Fundo de Investimento em Ações Defendant: Ambev S.A.
Amounts, assets or rights involved

Main lawsuit: R$3.09 million as of December 31, 2019 in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the case is R$1.2 million.

Counterclaim: R$20.5 million as of December 31, 2019, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the counterclaim is R$7.9 million.

Main facts

Complaint requesting sentencing of the Company to the issuance of shares that would be entitled to the subscription warrants held by the plaintiff, at the price the plaintiff considers correct, which is less than that published by the Company and ratified by CVM, adjusted according to the capital increases that occurred from 1996 to 2003 as a result of the exercise of stock options under the stock options plan by Company’s employees, and other subscription warrants issued in 1993, and the payment of material damages arising from delay in issuing shares. The counterclaim requested sentencing of the plaintiff to pay the correct price for the exercise of the rights provided for in the subscription warrants, as previously agreed in such securities and disclosed by the Company in Material Fact and approved by CVM. In April 2004, the lower court denied the claims made in the lawsuit, and granted the counterclaim filed by the Company. In August 2007, this sentence was reversed by the Appellate Court of the State of Rio de Janeiro, resulting in the filing by the Company of a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court of the State of Rio de Janeiro. The motion to annul was denied by three votes to two and the Company filed a special appeal against the appellate decisions and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, the appeal was denied. The Company filed a regulatory appeal against this decision, and, on August 2, 2011, regulatory appeal to grant the interlocutory appeal and determine that the special appeal be sent to the higher court was granted. On May 16, 2016, the Company's special appeal was known and monocratically provided. On May 23, 2016, the plaintiff filed an appeal. On June 16, 2016, the Company filed an opposition to the internal interlocutory appeal of the plaintiff. On May 18, 2017, the internal interlocutory appeal filed by the plaintiff was dismissed and, on June 21, 2017, plaintiff filed a Divergent Motion appeal, against which the Company filed an answer on September 20, 2017. The case currently awaits decision.

Chances of loss	Main lawsuit: Remote Counterclaim: Probable
Impact in case of loss

Unascertainable on the date hereof. In the event the Company loses the case, the effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription warrants.

Amount provisioned	None

6- Proceeding No. 0091106-60.2008.8.19.0001
Court	Superior Court of Justice (Superior Tribunal de Justiça) (original proceeding from 7th Business Court for the Judicial District of the city of Rio de Janeiro, State of Rio de Janeiro)
Level	Judicial – Appellate Court
Date filed	April 15, 2008
Parties to the proceeding	Plaintiff: Sergio Campos Faria Defendant: Ambev S.A.
Amounts, assets or rights involved

R$48.4 thousand as of December 31, 2019, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the cause is R$ 24.9 thousand.

Main facts

Complaint requesting sentencing of the Company to (i) issue 8,210 preferred shares and 230 registered common shares of AMBEV, by depositing the securities at the depositary financial institution – Banco Itaú S/A – under penalty of a daily fine; (ii)  declare that the price adjustment clause covers the capital increases occurred due to the exercise of options and those arising from warrants of 1993, recognizing the right of plaintiff to subscribe the shares at the lowest price to be established in a decision, based on the increases above mentioned; (iii) the delivery of the shares by the Company based on a price of R$185.08 per lot of 1000 common shares and R$117.67 preferred shares; and (iv) be sentenced to damages to be calculated upon settlement of the judgment, consisting of the payment of benefits, dividends and bonus related to the corresponding shares from the date they should have been issued (April 30, 2003) to the date they are made available to the plaintiff. In the lower court, the motions made in the main case were partially granted, sentencing the Company to issue 8,210 registered preferred shares (AMBEV - PN) and 230 registered common shares (AMBEV - ON), at the price of R$ 915.95 per lot of 1.000 common shares, and R$ 909.77 per lot of 1,000 preferred shares to be deposited under custody of a branch to be indicated by Banco Itaú; and refund damages consisting of payment of benefits, dividends and bonus related to the shares, as provided for above, taking into account the period beginning on April 30, 2003 and the actual payment. The judgment was rendered by the Court of Justice of the State of Rio de Janeiro, which unanimously granted the motion for forfeiture made by the Company. The plaintiff filed a special and extraordinary appeal against the appellate decision. An appeal was filed before the Superior Court of Judgment (STJ) and Federal Supreme Court (STF). On April 13, 2020, the interlocutory appeal in special appeal was cognized not to cognize the Special Appeal and, on May 7, 2020, the plaintiff filed an internal appeal, which is currently pending decision.

Chances of loss	Remote
Impact in case of loss

Unascertainable on the date hereof. In the event the Company loses the case, the effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription warrants.

Amount provisioned	None

7- Proceeding No. 5020297-24.2018.4.03.6100
Court	25th Federal Court of São Paulo, State of Sao Paulo
Level	Judicial – Lower Court
Date filed	April 04, 2018
Parties to the proceeding	Plaintiff: F. Laeisz Defendants: Ambev S.A. and Federal Government
Amounts, assets or rights involved	R$379.6 million as of December 31, 2019
Main facts

Lawsuit for collection of dividends relating to 74,211,825 ordinary shares issued by the Company and held in treasury since April 10, 2012. Plaintiff alleges: (1) to be the rightful owner of such shares and (2) that the ownership of the registered shares shall be based on the registration under the shareholder’s name on a company’s share registry book. Lower Court judge granted the Company’s request to admit the Federal Government as joint-defendant since it also claims to be the owner of such shares, as the Federal Government was entitled to incorporate such shares based on a decree enacted during the World War II. In October 2019, the Lower Court judge granted plaintiff’s request ordering the Company to pay the amount equivalent to the dividends of 74,211,825 ordinary shares held. Such decision is now subject to a mandatory review by the Federal Court. In parallel, the Company has entered into an agreement with plaintiff to reduce the total amount under dispute. The Company has agreed with the inflation adjustment of the amounts and plaintiff has agreed not to include the application of interests to adjust the dividends in the event the Federal Court rules in its favor and recognizes plaintiff as the rightful owner of the shares. Based on Company’s management assessments, the chances of loss are possible. Nonetheless, irrespective to whom is considered the rightful owner of the shares in question, the Company has been accounting for all dividends relating to the relevant shares since April 10, 2012.

Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	R$379.6 million as of May 31, 2020

4.4.1. Indicate the total amount provisioned, as the case may be, for the proceedings described in section 4.4.

As of December 31, 2019, the Company registered provisions of R$ 379.6 million with respect to the proceedings described in item 4.4 above.

4.5 – Relevant confidential proceedings

As of the date of this Reference Form, there are no confidential proceedings considered relevant in which the Company or its controlled subsidiaries are a party to.

4.6- Repetitive or Related Non-Confidential Judicial, Administrative or Arbitration Proceedings Collectively Material

Labor proceedings

There are no repetitive or related non-confidential judicial, administrative or arbitration proceedings that are collectively material in which the Company and its controlled subsidiaries appear as plaintiffs or defendants that are relevant to their business.

Tax proceedings

Without prejudice to individual relevant proceedings presented in the tables of item 4.3 above, below are the description of the judicial and administrative proceedings, based on similar facts and legal matters, non-confidential and collectively material, to which the Company and its controlled subsidiaries are parties to. As indicated below, some amounts in this item include amounts that have already been reported in item 4.3, under the scope of individual relevant proceedings.

Manaus Free Trade Zone – IPI and PIS/COFINS

Products manufactured in the Manaus Free Zone for remittance to other places in Brazil are exempt and/or subject to zero rate from Federal VAT (IPI tax) and PIS/COFINS. In relation to IPI tax, the units of the Company recorded presumed IPI credits on the acquisitions of exempt inputs manufactured in the Manaus Free Trade Zone. Since 2009, the Company has received Tax Assessments to disallow such credits. Moreover, over the years, it has received collections from the Brazilian Federal Revenue Service (i) demanding federal taxes considered unduly compensated with the IPI credits related to the cases currently under discussion, and (ii) PIS/COFINS regarding remittances by Arosuco (a controlled entity of the Company). In April 2019, the Federal Supreme Court (STF) concluded the judgment of the Extraordinary Appeals Nos. 592.891/SP and 596.614/SP, with binding effects, authorizing taxpayers to register IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originated from the Manaus Free Trade Zone. As a result, the Company reclassified part of the amounts relating to the IPI cases to remote loss, maintaining as possible loss only the amounts relating to other additional discussions not submitted to the analysis of the STF.

Amounts involved

Company’s management estimates the amount involved in such proceedings, as of December 31, 2019, to be approximately R$4.2 billion (R$4.9 billion as of December 31, 2018), classified as a possible chance of loss.

ICMS - Tax War

Over the years, the Company has received tax assessments filed by the States of São Paulo, Rio de Janeiro, Minas Gerais, among others, relating to the legality of ICMS credits in transactions contemplated with fiscal incentives granted by other states. The Company is challenging such tax assessments before the administrative and judicial courts.

Amounts involved

Company’s management estimates the amount involved in such proceedings, as of December 31, 2019, to be approximately R$2.0 billion (R$2.1 billion as of December 31, 2018), classified as a possible chance of loss.

ICMS - ST Trigger

Over the years, the Company has received tax assessments to collect alleged differences in ICMS taxes that certain states deem to be owed under the tax substitution regime, in situations where the sales price of the products reaches amounts close to or in excess of the parameters published by the states, cases in which the understanding of the state tax authorities is that the taxable base shall be the price of the transaction plus an added-value margin, and not the fixed table price. Since the Company considers this charge to be illegit, it is challenging such assessments before administrative and judicial courts.

Amounts involved

Company’s management estimates the amount of possible risk involved in these assessments, as of December 31, 2019, to be approximately R$7.7 billion (R$7.7 billion as of December 31, 2018). Provisions have been made in the total amount of R$8.3 million (R$ 7.8 million as of December 31, 2018) for specific cases in which the Company estimates the chances of loss as probable, due to procedural matters. This amount also includes the proceeding indicated in table 16 of item 4.3 above.

ICMS – PRODEPE

In 2015, the Company received Tax Assessments issued by the Treasury Office of the State of Pernambuco for collection of differences of ICMS tax for the alleged non-compliance with the rules of Pernambuco Development Program – “PRODEPE” due to the rectification of its ancillary obligations. In 2017, the Company obtained a final favorable decision that acknowledged the nullity of the Tax Assessments due to formal mistakes. However, in September 2018, the Company received a new Tax Assessment to discuss the same matter. In addition, there are other tax assessments relating to the subject. Since the Company considers this charge to be illegit, it is challenging such assessments before administrative and judicial courts.

Amounts involved

Company’s management estimates the amount involved in such proceedings, as of December 31, 2019, to be approximately R$591.9 million (R$603.5 million as of December 31, 2018), classified as a possible chance of loss. A provision was registered in the total amount of R$4.9 million (R$ 2.9 million as of December 31, 2018) for one of the cases in which the Company estimates the chances of loss to be partially probable.

Earnings obtained abroad

Since 2005, the Company and several of its subsidiaries have been receiving tax assessments from the Brazilian Federal Revenue Office referring to tax on earnings by subsidiaries domiciled abroad. Since the Company considers such collections to be illegit, it is challenging such tax assessments before the administrative and judicial courts. On one hand, proceedings ongoing at the administrative level have partially favorable decisions, still subject to review by the administrative superior court. On the other hand, in the proceedings ongoing at the judicial level, the Company was granted a favorable preliminary decision to suspend the enforceability of the tax credit, and judgments for plaintiff, subject to review by appellate court.

Amounts involved

The updated amount of said tax treatment considered to be uncertain, as of December 31, 2019, was approximately R$7.2 billion (R$7.7 billion as of December 31, 2018) classified as a possible chance of loss, and approximately R$52.2 million (R$45.8 million as of December 31, 2018) classified as a probable chance of loss. This amount also includes the proceedings indicated in tables 1, 2 and 3 of item 4.3 above.

Inbev Holding Goodwill

In December 2011, the Company received a tax assessment issued by the Brazilian Federal Revenue Office mainly related to the disallowance of expenses with amortization of goodwill arising from the merger of InBev Holding Brasil S.A. As the CARF decision was favorable in part, the Company filed an injunction to discuss the matter in which it was defeated, with a preliminary injunction request granted in favor of the Company to suspend the enforceability of the collection. The remaining portion of the matter was submitted to review by CSRF (Câmara Superior de Recursos Fiscais) which, in August 2019, rendered a partially favorable decision to the Company. In January 2020, the Company was notified of the decision and filed an injunction to discuss the matter in which it was defeated, with a preliminary injunction request granted in favor of the Company to suspend the enforceability of the collection. In June 2016, the Company also received another Tax Assessment relating to the disallowance of amortization of the remaining portion of said goodwill and submitted a defense. The Company was partially rendered with a favorable decision  before CARF and filed a Special Appeal for analysis of the case by CSRF. In November 2019, the Special Appeal was partially accepted by CSRF and the Company filed an appeal with respect to the portion that was not accepted. In January 2020, the Company was notified of the decision that maintained the partial acceptance of the Special Appeal and, thereby, filed an injunction to discuss the matter in which it was defeated, which a preliminary injunction request granted in favor of the Company to suspend the enforceability of the collection. The portion in which the Special Appeal was accepted will still be judged by CSRF.

Amounts involved

The updated amount of said tax treatment considered to be uncertain, as of December 31, 2019, relating to such contingency, was of approximately R$10.1 billion (R$9.3 billion as of December 31, 2018), classified as a possible chance of loss, and, therefore, no provision was registered regarding the matter. In case the Company is required to pay such amount, Anheuser-Busch InBev SA/NV will reimburse the proportional amount (70%) to its benefit obtained with the amortization of such goodwill, as well as the respective costs. This amount also includes the proceedings indicated in tables 4, 5, 6 and 7 of item 4.3 above.

BAH Goodwill

In October 2013, the Company received a Tax Assessment related with the amortized goodwill regarding the merger of Beverage Associates Holding Limited (BAH) into the Company. The decision issued by the lower administrative court maintained the tax assessment. The Company filed a Voluntary Appeal, which was partially granted to the Company in November 2018. The Company filed counterarguments (contrarrazões) to the National Treasury Special Appeal and, regarding the unfavorable portion, filed a Special Appeal. In December 2019, the Special Appeal was partially accepted by CSRF and the Company filed an appeal regarding the portion that was not accepted, which is awaiting decision. In April and August 2018, the Company also received two other Tax Assessments relating to the disallowance of the amortization of the remaining installment of the referred goodwill and submitted defenses. In April 2019, DRJ rendered unfavorable decisions in both cases and the Company filed Voluntary Appeals for analysis before CARF. In November and December 2019, CARF rendered a partially favorable decision and the Company currently awaits to be notified of the decisions to file the applicable appeals.

Amounts involved

The updated amount of said tax treatment considered to be uncertain, as of December 31, 2019, was approximately R$2.2 billion (R$2.1 billion as of December 31, 2018), classified as a possible chance of loss and, therefore, no provision was registered for the matter. This amount also includes the proceeding indicated in table 8 of item 4.3 above.

Disallowance of tax credits paid abroad

Since 2014, the Company has received tax assessments due to the disallowance of credits on income tax paid abroad by controlled subsidiaries of the Company. Since the Company considers such collections to be illegit, it is challenging such tax assessments before the judicial and administrative courts. In September 2017, the Company chose to include part of such tax assessments in the Federal Tax Amnesty Program established under Provisional Measure No. 783 (“PERT”). In November 2019, a favorable final decision was rendered by CARF, cancelling one of the cases related to the calendar year of 2010, in the approximate amount of R$0.2 billion. In January 2020, CARF rendered unfavorable decisions in four cases relating to the years of 2015 and 2016, in the updated and approximate amount of R$ 3.6 billion. In relation to these cases, the Company was notified of the 2015 cases and filed a Motion for Clarification (embargos de declaração), provided that it awaits notification of the content of the decisions of the 2016 cases in order to file the applicable appeals. Regarding the others, the proceedings await a final decision.

Amounts involved

The updated amount of said tax treatment considered to be uncertain, as of December 31, 2019, was approximately R$10.1 billion (R$9.5 billion as of December 31, 2018), classified as a possible chance of loss and, therefore, no provision was registered for the matter. This amount also includes the proceedings indicated in tables 11, 12 and 13 of item 4.3 above.

Use of tax losses on merger

The Company and one of its subsidiaries are parties to tax assessments filed by the Brazilian Federal Revenue Service for the purpose of collecting an alleged tax credit arising from the Federal Tax Authorities’ disagreement with the full use of accumulated tax losses for reduction of the taxable income by companies in their last year of existence, resulting from a merger. Regarding two administrative proceedings, in February 2016, the Company was notified of the closure of the administrative phase and filed the lawsuits for discussion of the subject. In September 2016, the Company received the first favorable decision from the lower judicial court and, in March 2017, an unfavorable decision issued by the lower court on the second claim under discussion at the judicial level and filed an Appeal. Both cases are pending decision in the appellate judicial

Amounts involved

The updated amount of said tax treatment considered to be uncertain, as of December 31, 2019, was approximately R$548.9 million (R$533.3 million as of December 31, 2018), classified as a possible chance of loss, and therefore, no provision was registered for the matter.

Disallowance of financial expenses and investment losses

In 2015 and 2016, the Company received two tax assessments issued by the Brazilian Federal Revenue referring to the disallowance of expenses related to the results of the financial instruments used against risks inherent to the price oscillations or regarding fee related to the operational activities of the Company and submitted defenses. In November 2019, regarding the 2016 case, the Company was rendered a favorable decision by the low administrative court, which shall be submitted to review before CARF. Regarding the 2015 case, the Company awaits decision by the lower administrative court.

Amounts involved

The updated amount of said tax treatment considered to be uncertain, as of December 31, 2019, was approximately R$4.8 billion (R$4.6 billion as of December 31, 2018), classified as a possible chance of loss and, therefore, no provision was registered for the matter. This amount also includes the proceeding indicated in table 10 of item 4.3 above.

Presumed Profit

In April 2016, Arosuco (Company’s subsidiary) received a tax assessment for the use of Presumed Profit method for calculation of the IRPJ and CSLL to the detriment of the Actual Profit method. In September 2017, Arosuco was notified of an unfavorable decision in the lower administrative court and filed a Voluntary Appeal. In 2019, a favorable final decision was rendered to the Company by CARF, canceling the assessment. In March 2019, Arosuco received a new tax assessment on the same matter and filed a challenge. In October 2019, the lower administrative court rendered an unfavorable decision and Arosuco filed an appeal before CARF.

Amounts involved

Company’s management estimates the amount of said tax treatment considered uncertain, as of December 31, 2019, to be approximately R$506.9 million (R$645.1 million as of December 31, 2018), classified as a possible chance of loss and, therefore, no provision was registered for the matter.

PIS/COFINS on bonus products

Since 2015, the Company has received tax assessment from the Brazilian Federal Revenue Office for the collection of amounts purportedly owed in relation to PIS and COFINS on bonus products granted to its clients. Since the Company considers such collection to be illegit, it is challenging such tax assessments before the judicial and administrative courts. In 2019, favorable decisions were rendered to the Company at the administrative level. Part of such decisions are still subject to review. The ongoing case at the judicial level is still in its initial stage.

Amounts involved

Company’s management estimates the amount involved in such cases, as of December 31, 2019, to be approximately R$2.3 billion (R$4.0 billion as of December 31, 2018), classified as a possible chance of loss.

IPI Suspension

In 2014 and 2015, the Company received tax assessments issued by the Brazilian Federal Revenue Office for collection of IPI tax allegedly due on the remittance of finished goods amount units of the Company. The Company is discussing the matter before the administrative and judicial courts.

Amounts involved

Company’s management estimates the amount involved in the cases, as of December 31, 2019, to be approximately R$1.7 billion (R$1.6 billion as of December 2018), classified as a possible chance of loss.

ICMS - AM

In 2016, the Company received tax assessments issued by the Treasury Office of the State of Amazonas for the collection of alleged differences of ICMS tax due to questionings on the calculation basis applied in sales transactions of the Company to its subsidiaries. The Company is discussing the matter before the administrative court of the State.

Amounts involved

Company’s management estimates the amount involved in the cases, as of December 31, 2019, to be approximately R$499 million (R$479 million as of December 2018), classified as a possible chance of loss.

Civil proceedings

Notwithstanding the proceedings individually material indicated in items 4.3 and 4.4 of this Reference Form, there are no repetitive or related non-confidential judicial, administrative or arbitration proceedings, whether civil or criminal, that are collectively material, in which the Company and its controlled subsidiaries are plaintiffs or defendants that are considered relevant to their business.

Other proceedings

There are no repetitive or related non-confidential judicial, administrative or arbitration proceedings of other nature that are collectively material in which the Company and its controlled subsidiaries are plaintiffs or defendants that are considered relevant to their business.

4.6.1. Indicate the total amount provisioned, if any, for the proceedings described in section 4.6.

Labor claims

Not applicable, as there is no judicial, administrative or arbitration labor proceedings involving the Company or its controlled subsidiaries that fall within the requirements of item 4.6 above.

Tax proceedings

As of December 31, 2019, the Company had a registered provision of R$65.5 million for the tax proceedings described in section 4.6 above.

Civil proceedings

Not applicable, as there is no judicial, administrative or arbitration civil proceedings involving the Company or its controlled subsidiaries that fall within the requirements of item 4.6 above.

Other proceedings

Not applicable, as there is no judicial, administrative or arbitration proceedings of other nature involving the Company or its controlled subsidiaries that fall within the requirements of item 4.6 above.

4.7 – Other Material Contingencies

Tax Recovery Program

During the third quarter of 2017, the Company adhered to the Federal Tax Amnesty Program set forth by Provisional Measure No. 783, of May 31, 2017, postponed by Provisional Measure No. 798 and converted into Law No. 13,496, of October 24, 2017 (“PERT 2017”), undertaking to pay some tax assessments that were under dispute, including debts of its subsidiaries, totaling the amount of approximately R$3.5 billion, which already considered the discounts set forth by the said program, having paid the approximate amount of R$968 million in 2017, and undertaking to pay the remaining amount in 145 monthly installments, plus interest, to be paid starting in January 2018. As of December 31, 2019, the Company had already paid installments that summed up to approximately R$ 427 million. Additionally, approximately R$ 74 million had been paid between January 1st, 2020 and April 30, 2020.

Moreover, in 2013 (through Law No. 12,865/2013) and in 2014 (through Law No. 12,996/2014), the term set forth in Law No. 11,941/2009 was reopened, which allowed taxpayers to pay or pay in installments, upon concession of certain discounts, tax debts with suspended enforceability or not, registered in active debt or not, individually considered, even if with a tax foreclosure phase already filed, or that had been subject to a previous installment program, not fully paid, even if canceled due to default (“Installment Programs”). In view of such grants, the Company formalized its options in both Installment Programs and, on December 31, 2013, the tax liabilities that were included by the Company in the 2013 program totaled R$ 178.4 million.

On November 28, 2014, the Company prepaid all debts relating to both Installment Programs, in the amount of R$ 201 million, having a portion of the payment been made in cash and the remaining amount through the use of the income tax and CSLL losses from subsidiaries as payment. Up to the date of this Reference Form, the Company remains awaiting the ratification of such early payment and the validation of the income tax and CSLL losses that are being discussed at the administrative level.

Class Action against Brewers Retail, Inc.

On December 12, 2014, a class action was filed with the Court of Justice of the Province of Ontario, Canada, against the Liquor Control Board of Ontario (“LCBO”), Brewers Retail Inc. (“TBS”) and the shareholders of TBS (Molson Coors Canada, Sleeman Breweries Ltd., Labatt Breweries of Canada LP and Labatt Brewing Company Limited). The lawsuit proposed pursuant to the Ontario Class Proceedings Act sought to obtain the declaration that LCBO and TBS had entered into agreements on allocation of sales, territory or markets for beers sold in Ontario since June, as well as a declaration that the shareholders of TBS had entered into agreements to fix prices. In March 2019, the Supreme Court of Ontario rendered the prior judgment of the case and denied the requests of the class action. In April 2019, the Ontario Court of Appeals denied the appeal presented to such decision. The deadline of plaintiffs to request permission to appeal to the Supreme Court of Canada expired and, therefore, in July 2019 the favorable decision by the Supreme Court of Ontario was confirmed as final. The amount involved in this proceeding was approximately R$ 4.4 billion at the time of closure (R$ 3.6 billion as of December 31, 2018).

4.8 – Rules of the country of origin and the country where the securities are held in custody

Not applicable, since the Company’s principal place of business is located in Brazil.

5.1. With regard to the risks mentioned in section 4.1, inform:

a) whether the issuer has a formalized risk management policy and, if so, inform the body that approved it and the date of the approval and, if not, the reasons why the issuer has not adopted such a policy

Policy on Risk Management

Aiming at providing guidelines for the management of the risks to which it is subject, the Company follows a Policy on Risk Management approved by the Board of Directors on February 2nd, 2005 and updated on September 19, 2018 and May 15, 2019.

The Policy on Risk Management defines the financial and non-financial risks of which the Company seeks protection, establishing guidelines for definition of acceptable limits for the exposure of the Company to each one of them. The policy also determines the Company’s risk management system, indicating the adopted protective instruments and the organizational structure dedicated to risk assessment and management, as well as the performance of appropriate internal controls.

The Policy on Risk Management may be found on the following electronic address: ri.ambev.com.br, in field “Corporate Governance", “Policies, Codes and Internal Regulations”, “Policies and Codes”, “Policy on Risk Management”.

In addition to the Policy on Risk Management, the Company adopts other forms of managing the risks indicated in section 4.1 of this Reference Form, among which we highlight the main ones below.

Code of Business Conduct

The Company’s Code of Business Conduct establishes the guidelines for the behavior that all directors, officers and employees (“Employees”) of the Company and its subsidiaries must abide by in Brazil or abroad, as well as lays down the principles that the Company expects that the individuals and entities that act on our behalf uphold. Worthy of note are:

(i)                   incorporation of the principles of the Company disclosed to the Employees and compliance with all applicable laws, regulations and policies, including the Code of Business Conduct, and with the high standards business ethics;

(ii)                 relations with customers, suppliers, competitors, employees and government bodies and representatives must be based on compliance with all applicable laws and regulations;

(iii)                business practices that do not infringe human rights and are aligned with several international responsible business conduct standards;

(iv)               respect to diversity, authenticity and the individual, being all forms of discrimination forbidden, whether by race, religion, gender, sexual orientation, age, political opinion, nationality, social status, origin and others;

(v)                 promotion of smart consumption;

(vi)               performance respecting the applicable antitrust legislation and requirement of approval of commercial practices and policies by the Company’s Compliance Area;

(vii)              obligation to report any conflicts of interest with the Company;

(viii)            no tolerance towards any and all acts of corruption, being compliance with all local and international laws that forbid corruption in all the locations where the Company operates mandatory, as well as compliance with the Company’s rules, policies and internal procedures. The Company has in place an Anti-Corruption Policy that establishes the forbidden conducts according to the (local and foreign) anti-corruption legislation applicable to the Company, as well as regulates subjects such as (i) gifts, donations, entertainment and hospitality for public agencies and servants, (ii) political contributions, (iii) contracting with public agencies, (iv) compliance due diligence procedures for service providers and suppliers (intermediaries), and (v) reporting channels, among others;

(ix)               hiring of and payment to service providers that may have occasional contact with government employees, on behalf of the Company, must abide by the rules defined by the Company’s Compliance Area;

(x)                 prohibition on accepting presents, corporate gifts, favors, loans, services or special treatment of any kind from individuals or organizations that do or attempt to do business with the Company, regardless of value;

(xi)               upholding the proper professional standards in documentation involving accounting and financial matters, so that the Company’s financial statements, its books and records precisely, clearly and completely reflect, in proper details, all businesses and operations of the Company;

(xii)              preservation of the confidentiality of the Company’s information and prohibition on disclosing or providing passwords to other people;

(xiii)            guidelines about social networks and instant messaging applications, in order to preserve the Company’s image;

(xiv)            use of the Company’s entire assets solely for legitimate corporate purposes; and

(xv)             Guidelines about communication with the market and with the press.

The Company’s Board of Executive Officers, within the Ethics Committee, is responsible for managing the Code of Business Conduct, receiving advice from Company’s Compliance Department, which is in charge of (i) evaluating how the entire procedures contained in the Code of Business Conduct are applied, so as to ensure their efficacy and effectiveness, (ii) ensuring that all the Employees and third parties that do business with the Company are aware of the Code of Business Conduct, and (iii) ruling on and managing the cases of infringements of the Code of Business Conduct, taking the necessary measures. For more information, see item 5.4 of this Reference Form.

All the subjects addressed by the Code of Business Conduct, including anti-corruption practices, are disseminated to the entire Company through internal communications and videos. Moreover, all leadership employees (specialists, managers and officers) and members of the Board of Directors participate in online and/or face-to-face trainings on the Code of Business Conduct and anti-corruption practices annually.

The entire content of the Code of Business Conduct is available on the Company’s investor relations webpage at ri.ambev.com.br, in the field “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Policies and Codes”, “Code of Business Conduct”.

Manual on Disclosure and Use of Information and Policy on Trading Securities

The Manual on Disclosure and Use of Information and Policy on Trading Securities (“Manual”) sets the rules regarding:

(i)                   the use, notification and disclosure of material information involving the Company’s business and activities, arising from decisions by its management bodies or controlling shareholders, among others, which might reflect on how the negotiable securities of Ambev are traded on the market;

(ii)                 the policy on trading the Company’s securities pending disclosure of a material act or fact, including during certain blackout periods, so as to avoid improper use of inside information; and

(iii)                the adoption of mechanisms that ensure control and transparency of trades involving the Company’s securities, among others.

For further details about the Manual see sections 20 and 21 of this Reference Form. The Manual is available at the following electronic address: ri.ambev.com.br, in the field “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Policies and Codes”, “Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev”.

Insurance

The Company has in place a risk management program with the purpose of delimiting the risks, going to the market to take out coverage compatible with its size and operations. Coverage was taken out for amounts considered by the Company to be sufficient to meet any claims arising, bearing in mind the nature of its business, the risks involved in its operations and the advice from its insurance consultants.

Provisions

The Company constitutes provisions in certain situations, as explained in its financial statements. Generally speaking, provisions are recognized when: (i) the Company has a current (legal or not formalized) obligation arising from past events; (ii) future disbursement is likely to be required to liquidate a current obligation; and (iii) the amount can be estimated with reasonable certainty. The provisions, except for the provisions of disputes and litigations, are measured by discounting the expected future cash flows, at a rate before taxes, which reflects the current market evaluations on the value of money along time, and, when appropriate, the specific risks of the obligation. Provisions for disputes and litigation are recognized when it is likely that the Company will be required to make future payments arising from past events. These payments include, but are not limited to various claims, proceedings and lawsuits filed both by third parties and by the Company, involving competition laws, breaches of distribution and licensing agreements, environmental issues, labor claims, assessments by the tax authorities and other litigation issues.

Crisis Committees (COVID-19)

Considering the uncertainties arising from the COVID-19 pandemic, the Company has been taking measures to mitigate the possible adverse effects that may occur due to the current global situation. Accordingly, the Company created crisis committees in the countries it operates, with focus on facing the negative impacts of the global crisis and on discussing the main pillars of Company’s business, which aims to:

(i)            follow and monitor the daily evolution of the pandemic;

(ii)           prioritize actions that preserve the health of employees, partners, suppliers and customers;

(iii)          address necessary responses to the crisis;

(iv)          ensure that the Company continues to fulfill its social role; and

(v)           establish collaborative initiatives in order to offer relevant contributions to the community in general.

b) the objectives and strategies of the risk management policy, as the case may be, including:

(i)                  risks against which hedging is sought;

The Policy on Risk Management and the other risk management measures adopted, as described in the previous section, seek to protect against corporate risks (i) strategic risks (e.g. risks inherent to the business environment in which the Company is engaged and which are related to its business plans, strategic decisions and to the markets in which it performs); (ii) operational risks (e.g. risks related to the possibility of losses due to operational inefficiencies arising out of failures in processes, internal controls, technological environment and people); (iii) financial risks (e.g. risks that may affect the financial operations of the Company); (iv) legal and regulatory risks (e.g. risks associated with the regulatory environment and with the legal system to which the Company is subject); and (v) image risks (e.g. risks of occurrence of events often associated with substantiation of other risks, which may cause damage to the reputation and affect the Company’s credibility). In this sense, such Policy and internal measures cover the most diverse risks identified in item 4.1 of this Reference Form that may have a negative impact on the objectives set by the Company's management, such as (a) damage to the Company's reputation; (b) risks of liability for products and other losses that may be suffered by the Company; (c) failures in information technology; (d) unfavorable decisions in judicial and administrative proceedings; (e) risks associated with transactions between related parties; (f) risks in relationship with suppliers and customers; and (g) compliance with antitrust and anti-corruption legislation.

(ii)                hedging instruments used for protection; and

The instruments used and the strategies adopted are described in the previous section.

(iii)              organizational risk management structure

The Board of Directors shall determine the general guidance of the Company’s businesses, approving the guidelines on which its performance is based, including those regarding the definition of the level of tolerance to different risks to which the Company is subject, observing its short- and long-term purposes.

The Board of Directors shall evaluate, on a periodical basis, the exposure of the Company to the main material risks, as well as the efficacy of its internal controls and risk management systems, making sure that the limits defined by it are obeyed. Regarding the risks of financial nature, the Board of Directors also counts on the advisement of the Operations, Finance and Compensation Committee both for defining the Company’s guidelines for tolerance to risks and for examination of its exposure to such risks, as well as for monitoring of the financial risk management structure.

The Board of Directors delegates to the Chief Executive Officer the necessary oversight of the corporate risk management. Thus, the Chief Executive Officer must make sure that he/she is aware of the most significant material risks and that the necessary actions shall be taken in order to ensure an effective risk management.

The corporate risk management mapping for all areas is upon the Chief Financial and Investor Relations Officer. On annual basis, the mapping of identified risks with the respective existing controls for mitigating such risks shall be presented to the Chief Executive Officer.

The internal control department is responsible for evaluating, on an annual basis, each existing material risk and the controls designed and implemented in the Company’s internal controls matrix, as well as for identifying the need for inclusion of compensatory controls, if any risk is not being addressed in the respective internal controls matrix. The conclusions are presented to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors and the Fiscal Council of the Company, so they can evaluate the efficiency of the internal controls of the Company.

c) suitability of the operating and internal controls structure for assessing the effectiveness of the policy adopted.

The Company believes that its Policy on Risk Management and other control measures adopted are appropriate for ensuring the effectiveness of its risk management practices.

5.2 – With regard to the risks mentioned in section 4.2, inform:

a) whether the issuer has a formalized market risk management policy and, if so, inform the body that approved it and the date of the approval and, if not, the reasons why the issuer has not adopted such a policy

Market risks, such as exposure in foreign currency, interest rates, commodity prices, liquidity and credit risk arise during the normal course of the Company’s business. The Company analyses each of these risks both individually and on an interconnected basis, defining strategies for managing the economic impact on its performance in line with its Policy on Risk Management, mentioned in item 5.1 (a) of this Reference Form (“Policy”). In order to verify compliance with the Policy regarding such points, the Board of Directors counts on the advisory of the Operations, Finance and Compensation Committee, as described in item 5.1(b)(iii) of this Reference Form.

b) the objectives and strategies of the market risk management policy, as the case may be, including:

Regarding management of risks of financial nature, the Policy on Risk Management aims to provide guidelines for managing the risks inherent to the capital markets in which the Company closes its transactions. In relation to such risks, the policy these major points: (i) capital structure, financing and liquidity; (ii) business-related transactional risks; (iii) balance sheet conversion and translation risks; and (iv) counterparty credit risks.

The Policy on Risk Management sets out the guidelines for determination of the acceptable limits for the Company’s exposure to each one of them and defines the Company’s risk management system, indicating the protective instruments and the organizational structure dedicated to risk assessment and management, as well as the performance of appropriate internal controls.

i. Risks against which hedging is sought

Interest rate risk

The Company is exposed to interest rate volatility regarding existing debt issues at fixed rates, debt issues at variable post-fixed rates, forward currency swaps and futures agreements, cash and cash equivalents and short-term financial investments. The Company manages its debt portfolio according to changes in interest and currency rates, periodically writing off, redeeming and repurchasing debt and using derivative financial instruments.

The Company has a dynamic approach towards interest rate hedging, according to which the composition between fixed and floating rate debt is reviewed on a periodic basis. The purpose of the Company is to reach a balance between the cost of funding and the volatility of the financial results. To do that, market conditions and business strategy are taken into account, and this strategy is also reviewed periodically. By way of example, on December 31, 2019, the Company had settled all amounts relating to derivative instruments of interest rate hedging.

Part of the floating rate debt incurs interest at the TJLP (Long-Term Interest Rate). During the period shown below, the TJLP was:

	2019	2018	2017
4th Quarter	5.95	6.98	7.00
3rd Quarter	6.26	6.56	7.00
2nd Quarter	5.95	6.60	7.00
1st Quarter	5.57	6.75	7.50

Foreign Exchange Rate Risk

The Company faces foreign exchange risk on loans, investments, procurement, dividends and expenses/revenue with interest whenever they are denominated in a currency other than the Company’s or the relevant subsidiary’s functional currency. The main derivative financial instruments used to manage the foreign exchange risk are futures contracts, swaps, and options, non-deliverable forwards and full deliverable forwards.

From January 1, 2017 to December 31, 2019, the U.S. dollar appreciated 23.7% in relation to the Brazilian Real, and as of December 31, 2019, the commercial rate to buy US dollars was R$4.03 per USD 1.00.

The Company’s exposure to foreign currency creates market risks associated with variations in foreign exchange rates, primarily with regard to the US dollar. By way of example, the Company’s foreign currency-denominated liabilities as of December 31, 2019 included debt of R$706.6 million.

As of December 31, 2019, the Company’s derivative transactions consisted of forward foreign exchange contracts, exchange rate swaps, options and futures contracts. The table below provides information about the most important foreign exchange rate-sensitive instruments as of December 31, 2019. The maturity terms for these instruments have been divided into according to the expected maturity dates.

	(in millions of Reais, except for percentages)
Derivative Instruments (1)	2020	2021	2022	2023	2024	Later	Total	Fair Value
BM&F Dollar Futures:
Notional Amount	5,477.2	-	-	-	-	-	5,477.2	(34.4)
Average Unit Price	4.06	-	-	-	-	-	4.06
FDF C$ x USD:
Notional Amount	1,226.9	-					1,226.9	(16.1)
Average Unit Price	1.32	-					1.32
FDF C$ x EUR:
Notional Amount	177.6	-	-	-	-	-	177.6	(3.1)
Average Unit Price	1.50	-	-	-	-	-	1.50
NDF ARS x USD:
Notional Amount	2,173.5	-	-	-	-	-	2,173.5	(179.8)
Average Unit Price	68.97	-	-	-	-	-	68.97
NDF CLP x USD:
Notional Amount	385.5	-	-	-	-	-	385.5	33.1
Average Unit Price	701.52	-	-	-	-	-	701.52
NDF UYU x USD:
Notional Amount	172.9	-	-	-	-	-	172.9	(0.6)
Average Unit Price	39.18	-	-	-	-	-	39.18
NDF BOB x USD:
Notional Amount	300.4	-	-	-	-	-	300.4	(16.9)
Average Unit Price	7.37	-	-	-	-	-	7.37
NDF PYG x USD:
Notional Amount	535.0	-	-	-	-	-	535.0	6.3
Average Unit Price	6,577.54	-	-	-	-	-	6,577.54
NDF MXN x USD:
Notional Amount	49.4	-	-	-	-	-	49.4	28.0
Average Unit Price	0.05	-	-	-	-	-	0.05
NDF MXN x CLP:
Notional Amount	110.9	-	-	-	-	-	110.9	13.1
Average Unit Price	35.33	-	-	-	-	-	35.33

(1)           Negative notional amounts represent an excess of liabilities over assets at a given moment

Commodity Risk

The Company uses a large volume of agricultural goods to manufacture its products, including malt and hops for beer, sugar, guaraná, and other fruits and sweeteners for soft drinks. The Company purchases a significant part of its malt and all of its hops outside of Brazil, and purchases the remaining malt, sugar, guaraná, and other fruits and sweeteners on the domestic market. The Company also purchases significant amounts of aluminum cans.

The Company believes that adequate supplies of the commodities that it uses are currently available; however, it cannot predict the future availability of these commodities or the prices that will have to be paid for them. The commodity markets have experienced and will continue experiencing price fluctuations. The Company believes that the future price and supply of agricultural products will be determined, among other factors, by the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture; it also believes that aluminum and sugar prices will be strongly influenced by prices on international markets.

The Company pays for all the hops it procures on international markets outside of South America in US Dollars. Moreover, despite procuring aluminum cans and sugar in Brazil, the prices it pays are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2019, the Company’s operations in commodity derivatives consisted of contracts for sugar, wheat, aluminum, corn, oil, heating oil, and resins. The table below provides information on the most important instruments sensitive to commodity risks as of December 31, 2019. The terms contracted for these instruments have been categorized based on the foreseen maturity dates and are measured at market prices.

Commodities Derivatives Maturity Schedule as of December 31, 2019
Derivative instruments(1)	2020	2021	2022	2023	2024	After	Total	Fair Value
(in millions of Reais, except price per tonne/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional value	175.6	41.6	-	-	-	-	217.2	1.2
Average Price (R$/tonne)	1,181.79	1,240.81	-	-	-	-	1,193.10
Wheat Derivatives:
Notional value	0.5	-	-	-	-	-	0.5	16.5
Average Price (R$/tonne)	772.85	-	-	-	-	-	772.85
Aluminum Derivatives:
Notional value	1,655.2	-	-	-	-	-	1,655.2	(46.7)
Average Price (R$/tonne)	7,131.54	-	-	-	-	-	7,131.54
Heating Oil Derivatives:
Notional value	3.6	-	-	-	-	-	3.6	0.2
Average Price (R$/gallon)	7.75	-	-	-	-	-	7.75
Corn Derivatives:
Notional value	36.4	-	-	-	-	-	36.4	(1.5)
Average Price (R$/tonne)	647.00	-	-	-	-	-	647.00
Resin Derivatives:
Notional value	187.0	-	-	-	-	-	187.0	(7.8)
Average Price (R$/tonne)	3,529.52	-	-	-	-	-	3,529.52

(1) Negative notional values represent an excess of liabilities over assets at a given moment.

A significant portion of our production costs include commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2019. The increase in these commodities’ prices affects our operating costs directly. Although our current policy is to mitigate our exposure to risks associated with commodity prices whenever financial instruments are available, we cannot guarantee that such hedging will be possible at all times in the future.

Commodities	Highest Price	Lowest Price	Average in 2017	Fluctuation
Aluminum ($/ton)	1,923.00	1,697.00	1,781.30	(3.7)%
Sugar (US$ cents/pounds)	13.60	10.80	12.30	11.7%
Corn (US$ cents/bushel)	454.80	346.00	385.40	23.4%
Wheat (US$ cents/bushel)	558.80	418.50	493.40	9.1%
PET ($/tonne)	1,019.80	665.80	833.20	(19.0)%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (former CMAI).

Credit risk

In order to minimize the credit risk of its investments, the Company has cash allocation and investment practices, taking into consideration financial institution credit limits and ratings, not allowing credit concentration, i.e., the credit risk is monitored and minimized because the negotiations are carried out only with a select group of highly qualified counterparties.

The Company observes maximum exposure limits for each counterparty based on each counterparty’s risk rating and capitalization. The Company also adopts, with the purpose of mitigating credit risk from its counterparties in significant derivatives operations, bilateral “triggering” clauses. According to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (in general between 10% and 15%), the debtor settles the difference of such limit in favor of the creditor.

Cash accounting amounts and cash equivalents, financial investments, accounts receivable, excluding prepayments, tax assets, and derivative financial instruments are presented in the Company’s financial statements net of recognized impairment provisions and represent the maximum credit risk exposure as of December 31, 2019. There was no credit risk concentration with any counterparts as of December 31, 2019.

Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents, and short-term investments, along with derivative financial instruments and access to loan facilities are sufficient to fund its capital expenditures, financial liabilities, and dividend payments in the future.

Risk of Capital Conversion

Under items 13 and 14 of this Reference Form, our directors, officers and employees receive options to purchase shares of the Company or also remuneration in shares of the Company, subject to the terms and conditions of the plans approved in shareholders’ meeting and the programs approved by the Board of Directors of the Company.

Consequently, the Board of Directors of the Company approved transactions of equity swap on May 15, 2019, December 19, 2019 and May 13, 2020, so that the Company or its subsidiaries receive the price variation related to the shares (or ADRs) issued by the Company, aiming at offsetting the effect of price changes of such shares (or ADRs), as any increases of prices would result in a positive gain from transactions of capital conversion, mitigating the increased cost of purchase of shares in the market to be delivered to employees and vice versa. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

The agreements approved in May 13, 2020 may result in exposure of up to 65 million common shares (all or part of which may be through ADRs), with an amount of up to R$1.0 billion and, together with the balance of agreements entered into as approved on May 15, 2019 and December 19, 2019 and not yet liquidated, may result in exposure equivalent to 122,014,453 common shares.

On December 31, 2019, an exposure equal to R$ 1.9 billion in our shares (or ADRs) was partially protected resulting in a profit in the statement of income of R$ 161.1 million.

	Schedule of Maturity of Derivatives for Conversion as of December 31, 2019
Derivative Instruments	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(in R$ million, except for unit price)
Capital Conversion:
Notional Amount	1,057.8	-	-	-	-	-	1,057.8	19.6

ii. Asset protection strategy (hedge):

The asset protection strategy adopted to mitigate each of the risks is described in section “i”, above.

In short, risks arising from financial transactions are managed by applying the Policy on Risk Management and the strategies defined by the Company’s Financial Department, and the financial transactions must be carried out in accordance with the best possible alternatives, financially and economically, for the Company.

iii. Instruments used for asset protection (hedge).

The derivative financial instruments used by the Company for property protection are futures contracts traded on stock exchanges, deliverable forwards, non-deliverable forwards, swaps and call options, as indicated in section “i,” above.

iv. Parameters used to manage market risks

The Company’s use of derivatives strictly follows the provisions set forth under our Policy on Risk Management, which provides guidelines for managing financial risks inherent to the capital markets in which the Company carries its operations out, as follows:

(i) The capital structure, funding, and liquidity may expose the Company to the risk of financial instability, since external factors, such as changes in market variables (interest rates and exchange rates), shortage of liquidity (refinancing risk), and unexpected cash needs may have significant impact on the Company’s strategic investments, as well as on the meeting of obligations to third parties. Thus, the Company actively manages its capital structure, always seeking to ensure levels of flexibility and financial leverage through the control of the debt profile and covenants, contingency plans for unexpected cash needs, and the analysis of solvency under different cash flow scenarios.

(ii) The Company’s margin is directly exposed to market risk factors, such as commodity prices and exchange rates. These risks impact, mainly, the cost of goods sold. The Company believes that it is impossible to completely eliminate this exposure. However, the Company’s hedging program allows it to maintain price stability during the protected period and, therefore, delay the effect of these possible cost shocks. Thus, it is important to note that, in the long term, the Company must respond to these shocks through cost management, the use of substitute raw materials and, possibly, by increasing its products’ prices.

(iii) Transactional exposures coming from balance conversions are not hedged. The Company constantly evaluates the diversification of its cash flows in different currencies, seeking to identify any type of undesirable concentration.

(iv) In order to minimize the credit risk with its counterparties in significant derivative transactions, the Company adopts bilateral “trigger” provisions. According to these provisions, whenever the fair value of a transaction exceeds a percentage of its notional value (usually 10% to 15%), the debtor must settle the difference with this limit in favor of the creditor.

v. If the issuer deals in financial instruments for objectives other than hedging purposes and what these objectives are

The Company does not make speculative investments in derivatives or other risky financial assets.

vi. Organizational structure of risk management control

The organizational structure for risk management control is that described in item 5.1(b)(iii).

c) Adaptation of the internal control and operational structure in order to verify the effectiveness of the policy adopted

The Company has an integrated risk management control organizational structure, as mentioned in the previous section, which considers the impact on the business, not only the market risk, but also operating and strategic risks. The Company believes that this integrated infrastructure, which encompasses different types of business ventures, allows it to increase the management’s ability to assess the business-associated risks, thus ensuring our risk management effectiveness. The Company believes, therefore, that it has an operational structure and internal controls that are appropriate for its policy.

5.3 - Regarding the controls the issuer adopts to ensure the preparation of reliable financial statements, indicate:

a) main internal control practices and the level of efficiency of such controls indicating occasional imperfections and measures adopted to correct them

The Company’s management is responsible for establishing and keeping an effective internal control over disclosure of financial information and for assessing the effectiveness of the internal control over disclosure of financial information.

Internal control over disclosure of financial information is defined as a process intended to provide reasonable assurance regarding the reliability of the financial information and the elaboration of the financial statements, according to the generally accepted accounting principles, and includes policies and procedures that (1) refer to the maintenance of records that reflect the operations and sales of assets of the Company in a reasonably detailed, precise and correct manner; (2) provide reasonable assurance that the operations are recorded as required to enable the elaboration of the financial statements according to the generally accepted accounting principles and that the receipts and expenditures of the Company are being made only as authorized by the Company’s management and Board of Directors, and (3) provide reasonable assurance in relation to prevention or timely detection of unauthorized acquisition, use or sale of assets of the Company that could have an adverse effect on the audited consolidated financial statements.

Although there are inherent limitations to the effectiveness of any disclosure procedure and control systems, including probability of human error and elimination or failure to observe controls and procedures, the Company’s disclosure controls and procedures any are intended to provide reasonable assurance of attainment of its purposes.

Any weaknesses identified in control implementation during the year are corrected through the application of action plans in order to ensure their proper implementation during the year.

Based on the criteria set forth under the “Internal Control Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”), and, according to this methodology, the Company’s Chief Executive Officer and Chief Financial and Investor Relations Officer concluded that, during the year 2018, the design and operation of controls and procedures for disclosure of the Company’s information are effective to ensure the information requested and disclosed in the Company’s reports.

In addition to the plan for remediation described below, during the year 2018, the Company did not make any change to its internal control over disclosure of financial information that has materially affected or may reasonably and substantially affect its internal control over disclosure of financial information.

Plan of Remediation for the Previously Existing Material Deficiencies

Not applicable, since no deficiencies occurred during year 2019 or during its comparative period of December 2018.

b) organizational structures involved

The Company’s Controllership - Internal Controls department, organizationally allocated within the financial department’s structure, is responsible for monitoring, managing, and ensuring the compliance of the Company’s internal controls.

Control design and test operational efficiency assessments are presented regularly to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors, and the Fiscal Council of the Company.

c) form of supervision of internal control efficiency by the company’s management

The internal control efficiency evaluation process is divided into 4 stages:

i)                Planning: The purpose of this step is the definition of the risk matrix for each account and of the work scope and implementation schedule. The Company’s Controllership Manager, assisted by an internal control expert, is responsible for this process step.

ii)              Analysis of the control design defined by management: The purpose of this step is to verify that the control activities are designed in a manner that addresses the risks identified by the Company in its matrix of internal controls. The Company’s Controllership Manager, assisted by an internal control expert, reviews the working papers prepared by the areas responsible for controls.

iii)             Control operational efficacy test: The purpose of this step is to verify the operating effectiveness of the internal controls at the Company. The Company’s Controllership Manager, assisted by an internal control expert, reviews the working papers prepared by the areas responsible for controls.

iv)            Ascertainment of controls results: the purpose of this step is to ascertain the results of the Company’s internal controls, in order to ensure the efficiency of the controls and that all the risks mapped out are addressed by the Company, and, also, that any deviations are duly monitored.

After the completion of each of the steps described above, the results are presented to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors and the Fiscal Council, including, if applicable, the action plan for any remediation of deficiencies that may be pointed out during any of these steps.

In addition, any exception noted in the activities that may impact the financial statements are reported promptly for the needed corrective actions to be taken, in line with best practices recommended by the Internal Control Integrated Framework, issued by the COSO 2013.

d) deficiencies and recommendations on internal controls set forth in the independent auditor’s report

The study and evaluation of the accounting system and of the Company’s internal controls, conducted by the independent auditors in connection with the audit of the Financial Statements, were intended to determine the nature, timing and extent of the application of the audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the internal controls.

The Company’s board has the policy of reporting, at least, significant deficiencies and related recommendations made by the independent auditor regarding the scope of the internal controls, as per section 10.2.5 of Official Notice/CVM/SEP/No. 02/2020.

Material deficiencies identified

Not applicable, as no material deficiencies was identified in the auditor’s report sent to management for the year 2019.

e) directors’ comments about the shortcomings identified in the independent auditor’s detailed report and about the corrective measures adopted

Not applicable, as no material deficiency was identified in the auditor’s report send to management for the year 2019.

5.4 - In relation to the mechanisms and internal procedures for integrity adopted by the issuer to prevent, detect and remedy any deviations, frauds, irregularities and wrongdoings against the national or foreign public administration, inform:

a) If the issuer has rules, policies, procedures or practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, identifying, if so:

(i)      the main mechanisms and procedures for integrity adopted and their adequacy to the profile and risks identified by the issuer, informing how often the risks are reassessed and the policies, procedures and practices are adopted.

The Company has rules, policies, procedures and practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, which were prepared after assessment of the risks to which the Company is subject. The rules, policies and procedures comprising our Compliance Program are frequently updated as a result of change of law or applicable regulation, or due to internal analysis of the risks to which the Company is subject.

The main mechanisms and procedures for integrity adopted by the Company are:

(a)                 disclosure of the rules, policies and procedures comprising our Compliance Program through periodic training of managers and employees of the Company, as well as campaigns of communication developed and coordinated by Compliance;

(b)                 providing an specific channel for employees on the Company's intranet to send inquiries and questions about the Code of Business Conduct (for more information, see item 5.1 of this Reference Form) and other aspects of the Compliance Program (Compliance Channel of Compliance), being such questions answered by a specialized team;

(c)                 provision of an Ombudsman channel for employees, suppliers, clients and consumers to report violations to the Code of Business Conduct and other policies of the Company (for more details, see item 5.4(b) below);

(d)                 previous analysis by Compliance of suppliers and service providers that will or may contact the Public Administration on behalf of the Company, such as lawyers, consultants and documentary agents;

(e)                 analysis and previous validation by Legal and Compliance Departments of any contracts with governmental entities or public agencies;

(f)               prohibition of any donation of goods to public official or public agency employees without prior authorization by the Compliance Department;

(g)                 inclusion of an anti-corruption clause in all agreements and execution, by all suppliers and service providers, of an agreement of general terms, by means of which they agree not to perform any act that may violate the Brazilian and international anti-corruption legislation (in particular the FCPA); and

(h)                 due diligence and prior compliance in corporate transactions aimed at the detention of risks of fraud and corruption involving the target company and its partners (for more details, see item (c) below).

(ii)    the organizational structures involved to monitor the operation and efficiency of the mechanisms and internal procedures for integrity, stating their duties, in case their creation was formally approved, the departments of the issuer to which they report, and the mechanisms to ensure the independence of its managers, if any.

Under the Code of Business Conduct approved by the Board of Directors of the Company, the management of the Compliance Program of the Company is incumbent to the Ethics Committee, which is a not statutory deliberative body formed by (i) the Chief Executive Officer, (ii) Chief Financial and Investor Relations Officer, (iii) People and Management Vice President Officer, (iv) Legal Vice President Officer, (v) Corporate Affairs and Compliance Vice President Officer, and (vi) Compliance Manager, as the secretary of the Committee.

The Ethics Committee shall meet at least four times during the year to resolve on matters related to the Code of Business Conduct and Compliance, being able to meet at any time for resolution of emergency matters. The Ethics Committee shall also resolve on and to take to the knowledge of the Board of Directors the most important matters discussed related thereto.

The Company also has an exclusively dedicated Compliance Department, in charge of the implementation and management of the Compliance Program. The Compliance Department of the Company reports directly to the Corporate Affairs and Compliance Vice President Officer.

Finally, the Corporate Affairs and Compliance Vice President Officer of the Company periodically reports to the Board of Directors and the Fiscal Council the status and operation of the Compliance Program, as well as any material matters related to integrity, subject to the authorities of each body.

(iii)              in case the issuer has a formally approved code of ethics or conduct:

The Code of Business Conduct of the Company was approved in its last version on May 16, 2017 by the Board of Directors.

The Code of Business Conduct of the Company applies to all directors, officers and employees of the Company and its subsidiary in Brazil and abroad, as well as to our suppliers, service providers and other partners, who must perform in a manner consistent with such Code.

The full Code of Conduct may be found in Company’s webpage at www.ambev.com.br, in “About Ambev”, “Ethics”, “Ambev’s Code of Business Conduct”. In addition, The Code of Conduct may also be found in webpage of relations with investors of the Company at ri.ambev.com.br, in “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Policies and Codes”, “Code of Conduct”.

All the leadership employees attend annual online training on the Code of Business Conduct and the Compliance Program of the Company. The mandatory annual training includes also a statement by such employees acknowledging to be aware of and fully accept and comply with the Code of Business Conduct. Every year some areas are selected, based on the scope of the job and risks related thereto, for live and target training, given by the Compliance Department, addressing other rules of the Compliance Program and Anti-corruption of the Company.

Finally, under the Code of Business Conduct, any employee who violates such Code or any another policy of the Company shall be subject to disciplinary measures, including termination.

b) In case the issue has a report channel:

The Company makes the Ombudsman channel available 24 hours per day, seven days per week, by means of which it is possible to report acts of corruption, fraud, bribe or illicit aiding, violation of internal controls and systems, events of theft or robbery, or any other violation to the Code of Business Conduct, anti-corruption laws and other applicable legislation. The channel is also open for receiving reports made by third parties. Clients, suppliers or consumers may make reports to: (i) website www.ouvidoriaambev.com.br; or (ii) phone 0800 725 0011.

All reports, which can be made on an anonymous basis (the complainant shall only be identified if they want to do so), are received by a system operated by a third party company, which shall forward them in full to the Compliance Department, thus ensuring the required confidentiality and the anonymity.

In addition to the anonymity ensured by the Ombudsman as provided for in its Code of Business Conduct, the Company forbids and does not tolerate any retaliation or threat against any person who reports a possible violation to the law, regulation or policy of the Company. In the same manner, any employee who discourages or hinders another person from reporting or asking for aid or assistance needed to report the problem will be subject to disciplinary measures. Retaliation is an act of violation and also must be reported to the Ombudsman Channel of the Company.

Compliance Department is responsible for managing the Ombudsman Channel, as well as for conducting and following-up the progress of each case. Given the capillarity of the business units of the Company, some reports are verified, under the supervision of the Compliance Department, (i) by the regional People and Management teams (Human Resources), when they related the work environment; or (ii) by a third party Risk Manager, when they are related to fraud in sales, theft or robberies.

After the verification, the justified reports are submitted for resolution by the Ethics Committee (serious cases) or, by delegation, the Compliance Department itself, and specialists of the Legal and Human Resource and Management Department. The proper department shall resolve on the application of appropriate sanctions and, if required, on the execution of remedial actions in order to minimize the risks eventually identified in the course of the investigation.

c) In case the issuer adopts procedures in merger, acquisition and corporate reorganizations transactions aiming at the identification of weakness and risk of unlawful acts within legal entities involved.

In addition to the traditional audit made before any merger, acquisition or corporate reorganization transactions, the Company carries a prior and throughout analysis aiming at identifying events and risks of ethical violation or corruption within the target company and its partners, as well as identifying whether the target company has a program for integrity or adopts any another form of internal control. For such purpose, the Company has a specific protocol with the purpose of identifying (I) possible events of corruption or anti-ethical behavior conducted by the target company and its partners, (ii) other risks related thereto, (iii) the existence and effectiveness of internal controls and measures for integrity adopted by the company, and (iv) the plan of action to be followed for integration of such companies to the rules of compliance of the Company after the acquisition.

Such due diligence is carried out by Compliance Department of the Company together with the Legal and M&A teams of the Company, always assisted by a specialized law firm.

d) In case the issuer has no rules, policies, procedures or practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, identify the reasons why the issuer has failed to adopt controls for such purpose.

Not applicable, since the Company adopts measures for such purpose, as provided for in the item above mentioned.

5.5 Report whether, with regard to the last fiscal year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, also remarking on any expectations with regard to the reduction or increase in the issuer’s exposure to such risks.

Not applicable, since no material changes occurred in the main risks to which the Company is exposed, or in the Policy on Risk Management adopted by it. Any expectations concerning the reduction or increase in the Company’s exposure to the main risks to which it is exposed are already indicated in the risks described in this Reference Form.

5.6       Other material information

Not applicable, since all material information was provided in the other sections.

6.1 / 6.2 / 6.4 – Incorporation of the issuer, term of duration and date of registration with the CVM

Date Issuer Incorporated	7/8/2005
Issuer Form of Incorporation	Publicly-held corporation
Country of Incorporation	Brazil
Duration Period	Indefinite
Date of Registration with the CVM	10/30/2013

6.3 - Brief history of the issuer

The Company was incorporated as Gimba Suprimentos de Escritório S.A. on July 8, 2005. On October 26, 2005, the Company was acquired by Interbrew International B.V., turned into a joint-stock corporation, had its name changed to InBev Participações Societárias Ltda. and its corporate purpose became holding direct and indirect stakes in any company. On April 22, 2009, the Company was turned into a public-held corporation, under the InBev Participações Societárias S.A. denomination, and its corporate purpose was maintained as holding direct and indirect stakes in any company.

Between November 2005 and January 2006, the Company acquired 296,900,000 preferred shares issued by Companhia de Bebidas das Américas - Ambev on the stock exchange. Additionally, on July 3, 2009, the Company subscribed 9,874 preferred shares of Companhia de Bebidas das Américas - Ambev.

In August 2007 and in December 2010, the corporate capital of Companhia de Bebidas das Américas - Ambev was grouped and split, respectively, which resulted in an interest to the Company of 14,894,370 preferred shares, representing 0.476% of the total capital of Companhia de Bebidas das Américas - Ambev until June 17, 2013.

On March 1, 2013, the Company had its name changed to Ambev S.A. and its corporate purpose was changed, as follows, whether directly or through stakes in other companies: (a) the production and trading of beer, concentrates, soft drinks, and other drinks and food in general, including liquid blends ready for consumption, flavored liquid preparations, powder or stick guaraná; (b) the production and trade of raw materials required to manufacture beverages and their byproducts, such as malt, barley, ice, carbon dioxide, as well as devices, machinery, equipment and everything else that is necessary or helpful to the activities listed in letter “a” above, including the production and sale of packaging for drinks and the production, trade, and industrial exploitation of the raw materials necessary for the production of packaging; (c) the production, certification, and trade of seeds and grain, as well as the trading of fertilizers, fungicides, and other related activities, as necessary or useful for the development of the Company’s main activities, as provided for in its bylaws; (d) the preparation and packaging of any of its own products or third-party products; (e) farming and agricultural development activities, in the field of cereals and fruits that are the raw materials for use in the Company’s industrial activities, as well as in other sectors that require a more dynamic approach in the exploitation of the Brazilian soil, particularly in the food and health areas; (f) operations in the areas of research, prospecting, extraction, processing, manufacturing, marketing, and distribution of spring water, throughout the Brazilian territory; (g) the processing, purging, and other phytosanitary services, and the manufacturing of products resulting from the activities listed in section “d” above, either for meeting the purposes of its industry or for trading, including of its byproducts, including, for example, byproducts for animal feed; (h) the advertising of its own products and products of third parties, and the trading of promotional and advertising materials; (i) the provision of technical assistance, market, and administrative services and others related directly or indirectly to the Company’s core activities; (j) the importation of anything necessary for its industry and trade; (k) the exports of its products; (l) the exploitation, directly or indirectly, of bars, restaurants, coffee shops and the like; and (m) the procurement, sale and/or distribution of its products and those of its subsidiaries, directly or through third parties, using the transport necessary for the distribution of such products, byproducts or accessories, and the adoption of any system or guidance which, at the discretion of the board of directors, leads to the envisaged purpose; and (n) the printing and reproduction of recorded media, including print activity, prepress services and graphic finishing and the reproduction of materials recorded in any medium. In addition, the Company may hold stakes in other companies, both commercial and civil, as a partner or shareholder, in Brazil or abroad, or join them.

Ever since its establishment until the corporate reorganization referred below, the Company had only held stakes in Companhia de Bebidas das Américas - Ambev in its investment portfolio, not being the holder of any other equity interest.

On December 7, 2012, Companhia de Bebidas das Américas - Ambev announced its intention to propose to its shareholders a corporate restructuring aimed at migrating its  ownership structure then in force, with two classes of shares (ordinary and preferred), to one with a single type of common shares, at simplifying the corporate structure, and at improving the governance of Bebidas das Américas - Ambev in order to increase share liquidity and the flexibility of the management of its capital structure.

The proposal submitted to shareholders of Companhia de Bebidas das Américas - Ambev, by means of a Material Fact published on May 10, 2013, foresaw that the restructuring would be accomplished through the merger, by the Company, of all of the shares issued by Companhia de Bebidas das Américas - Ambev which were not owned by the surviving company, under the terms of Law No. 6,404/76 (“Merger of Shares”) in which all of the shares issued and outstanding of Companhia de Bebidas das Américas - Ambev, including shares in the form of American Depositary Receipts (“ADRs”), except shares and ADRs of Companhia de Bebidas das Américas - Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. By virtue of the Merger of Shares, each share issued by Companhia de Bebidas das Américas - Ambev, whether common or preferred, or ADR representative of a share, common or preferred, of Companhia de Bebidas das Américas - Ambev, would make its holder entitled to receive five common shares issued by the Company or five ADRs of the Company, as appropriate.

On May 10, 2013, the Board of Directors and the Fiscal Council of Companhia de Bebidas das Américas - Ambev held meetings, and there was a meeting of the Company’s Board of Directors, in which these bodies approved the Merger of Shares proposal, pursuant to the terms of the Merger of Shares Protocol and Justification issued by Companhia de Bebidas das Américas - Ambev by Ambev S.A.

As a preliminary step to the Merger of Shares, on June 17, 2013, the contribution to the capital of the Company of all of the shares issued by Companhia de Bebidas das Américas - Ambev owned by Anheuser-Busch InBev S.A./NV, held through Interbrew International B.V. and AmBrew S.à.r.l (formerly AmBrew S.A.) was made. As a result, the Company became the holder of 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas - Ambev, thus becoming its controlling shareholder. The contribution had no effect for the purposes of the proposed replacement ratio in the Merger of Shares or for the dilution of Companhia de Bebidas das Américas - Ambev shareholders.

On July 30, 2013, the extraordinary general meetings of Companhia de Bebidas das Américas - Ambev and of the Company were held, which approved, among other issues, the Protocol and Justification of the Merger of Shares issued by Companhia de Bebidas das Américas - Ambev by Ambev S.A., the valuation report of the shares and the Merger of Shares, as well as the increase in the Company’s capital subscribed by the management of Companhia de Bebidas das Américas - Ambev and fully paid through the transfer of all shares of Companhia de Bebidas das Américas - Ambev, excluding those held by the Company.

As a result of the Merger of Shares, Companhia de Bebidas das Américas - Ambev became a wholly-owned subsidiary of the Company and the former shareholders of Companhia de Bebidas das Américas - Ambev became holders of the same proportion of shares in the Company that they had previously held in Companhia de Bebidas das Américas - Ambev.

On October 30, 2013, the Brazilian Securities Commission (“CVM”) granted the Company’s registration as a category “A” securities issuer, pursuant to CVM Instruction 480, of December 7, 2009, as amended. The Company’s shares and ADRs were admitted for trading, respectively, on the Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA S.A. (currently known as B3 S.A. – Brasil, Bolsa, Balcão) Exchange and on the New York Stock Exchange, on November 11, 2013.

Through the Material Fact published on December 3, 2013, the proposed mergers into the Company, of Companhia de Bebidas das Américas - Ambev, and of Ambev Brasil Bebidas S.A. was disclosed. The mergers aimed at simplifying the group’s corporate structure and at reducing operating costs, so that the Company would continue to engage in the production and trade of beer, concentrates, soft drinks and other beverages, directly, and no longer only through its wholly-owned subsidiaries, as applicable.

On January 2, 2014, the extraordinary general meetings of the Company, of Companhia de Bebidas das Américas - Ambev and of Ambev Brasil Bebidas S.A. were held, through which the above-mentioned mergers were approved. As a result of the mergers, the Company received, for their respective book values, all of the assets, rights, and obligations of Companhia de Bebidas das Américas - Ambev, and of Ambev Brasil Bebidas S.A., which were extinguished, had their shares canceled, and were then succeeded by the Company, under the law.

The merger of Companhia de Bebidas das Américas - Ambev was completed without an increase or decrease in the Company’s equity or capital, since Companhia de Bebidas das Américas - Ambev was a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., in turn, resulted in an increase in the Company’s capital in an amount equivalent to the portion of the equity of Ambev Brasil Bebidas S.A. corresponding to the investment of the minority shareholders of Ambev Brazil, i.e., R$156,566.05, with the Company’s capital going on to be R$57,000,946,244.65, considering the capital increases approved and homologated by the Board of Directors at meetings held on October 17, 2013 and December 19, 2013, pursuant to Article 8 of the Company’s Bylaws and Article 168 of act 6404/76, due to the exercise of share purchase options by the beneficiaries of the Company’s Stock Option Plan.

6.5 - Information of filing for bankruptcy on the basis of material amount or judicial or extrajudicial reorganization.

There is no filing for bankruptcy, request for judicial or extrajudicial reorganization in relation to the Company.

6.6- Other material information

There is no other material information on the issue that has not been disclosed in this section.

7.1       Description of the activities of the issuer and its subsidiaries

The Company’s corporate purpose, whether directly or through interest in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other drinks, as well as food in general, including liquid blends ready for consumption, flavored liquid preparations, powder or stick guaraná;

b)      the production and trade of raw materials required for the manufacturing of beverages and byproducts, such as malt, barley, ice, carbon dioxide, as well as devices, machinery, equipment and everything else that is necessary or useful for the activities under letter “a,” above, including the production and sale of packaging for drinks and the production, trade, and industrial exploitation of the raw materials necessary for the production of such packaging;

c)      the production, certification, and trade of seeds and grain, as well as the trade of fertilizers, fungicides, and other related activities, as necessary or useful for the development of the Company’s main activities, as provided for in its bylaws;

d)      the packaging of any of its own product or products of third parties;

e)      farming and agricultural development activities, in the field of cereals and fruits that are the raw materials for use in the Company’s industrial activities, as well as in other sectors that require a more dynamic approach in the exploitation of the Brazilian soil, particularly in the food and health areas;

f)      operations in the areas of research, prospecting, extraction, processing, manufacturing, marketing, and distribution of spring water, throughout the Brazilian territory;

g)      the processing, purging, and other phytosanitary services, and the manufacturing of products resulting from the activities listed in letter “d,” above, either for meeting the purposes of its industry or for trading, including of its byproducts, including, for example, byproducts for animal feed;

h)      the advertising of its own products and products of third parties, and the trading of promotional and advertising materials;

i)       the advertising of its own products and products of third parties, and the trading of promotional and advertising materials;

j)       the import of anything necessary for its industry and trade;

k)      the export of its products;

l)       the operation, directly or indirectly, of bars, restaurants, coffee shops and the like;

m)    the procurement, sale and/or distribution of its products and those of its subsidiaries, directly or through third parties, using the transport necessary for the distribution of such products, byproducts or accessories, and the adoption of any system or guidance which, at the discretion of the Board of Directors, leads to the envisaged purpose; and

n)      the printing and reproduction of recorded media, including print activity, prepress services and graphic finishing and the reproduction of materials recorded in any medium.

In addition, the Company may hold stakes in other companies, both commercial and civil, as a partner or shareholder, in Brazil or abroad, or become their affiliate.

The Company’s current corporate purpose was adopted on March 1, 2013 and updated on January 2, 2014, through a resolution at the general meeting which approved the amendment of its Bylaws. Prior to this amendment, the Company’s corporate purpose had been to hold stakes, directly or indirectly, in companies of any nature, as a partner or shareholder. Although the Company’s corporate purpose has been amended to provide for the undertaking, among other things, of activities related to the production and marketing of beverages, the Company operated as a holding until January 2, 2014, the date on which the Company approved the merger of Companhia de Bebidas das Américas - Ambev.

From said merger and, considering the extinction of Companhia de Bebidas das Américas - Ambev, the Company succeeded Companhia de Bebidas das Américas - Ambev in all its rights and obligations and went on to undertake the activities described in this section directly.

The Company and its subsidiaries undertake, mainly, beer, draft beer, soft drink and other non-alcoholic beverage production, marketing, and distribution activities. Together with its subsidiaries, the Company is the largest brewer in Latin America in terms of sales volume and one of the world’s largest brewers, according to Company estimates.

The Company and its subsidiaries have a large geographic diversification, with operations, on the date of this Reference Form, in 18 countries in the Américas, and, according to Company analyses, it is a market leader in Brazil, Argentina, Canada, Paraguay, Uruguay, Bolivia, the Dominican Republic, Barbados and Panama, and owns two brands of beer that are among the 10 most consumed in the world: Skol and Brahma.

The Company conducts its operations through four zones identified as reportable segments, as described below:

•        Brazil, two business subunits: (i) beer (“Beer Brazil”) and (ii) non-alcoholic beverages (“NAB”);

•        Central America and the Caribbean (or CAC), which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also supplies El Salvador, Honduras and Nicaragua), Barbados and Panama;

•        Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

•        Canada, represented by the operations of Labatt Brewing Company Limited, which includes the production and trade of beer in Canada, a portfolio of brands of mixed drinks and ciders, and a few exports to the North American market.

The following map illustrates the main locations where the Company’s business units operate:

7.2 - Information on operating segments

a) goods and services sold by the Company

In the last three fiscal years, the Company’s revenues and those of the now extinct Companhia de Bebidas das Américas - Ambev were the outcome mainly of operations involving the production and marketing of beer, soft drinks and other non-carbonated drinks, malt, and byproducts.

b) income from the segment and its share in the Company’s net income

The tables below feature a few highlights of the financial information per business segment for the years ended as of December 31, 2019, 2018 and 2017:

			Net revenue from sales
Years ended December 31
	%		%		%	%		%
	2019	Contrib	Variation	2018	Contrib	Variation	2017	Contrib
	In millions of Reais, except percentages
Brazil	28,724.5	54.6%	7.1%	26,814.2	53.4%	1.8%	26,353.0	55.0%
Beer Brazil(1)	24,304.2	46.2%	5.6%	23,008.5	45.8%	2.2%	22,509.3	47.0%
NAB(2)	4,420.2	8.4%	16.1%	3,805.7	7.6%	1.0%	3,843.7	8.0%
CAC(3)	6,757.9	12.8%	16.2%	5,813.9	11.6%	22.8%	4,733.0	9.9%
Latin America South	10,028.7	19.1%	-6.7%	10,753.9	21.4%	0.1%	10,769.7	22.5%
Canada	7,088.6	13.5%	3.5%	6,849.3	13.6%	13.3%	6,043.6	12.6%
Ambev Consolidated	52,599.7	100.0%	4.7%	50,231.3	100.0%	4.9%	47,899.3	100.0%

(1)   Company’s beer and “future beverages” operation in Brazil.

(2)   Non-alcoholic beverages.

(3)   Beer and soft drinks operation in Central America and the Caribbean

c) Profit or loss resulting from the sector and its share in the issuer’s net income

Net income
Years ended December 31
		%			%			%
	2019	Contrib	Margin	2018	Contrib	Margin	2017	Contrib	Margin
	In millions of Reais, except percentages
Brazil	7,960.9	65.3%	27.7%	7,422.9	60.9%	27.7%	3,379.4	27.7%	12.8%
Beer Brazil(1)	6,650.3	54.6%	27.4%	6,302.0	51.7%	27.4%	2,363.8	19.4%	10.5%
NAB(2)	1,310.5	10.8%	29.6%	1,120.9	9.2%	29.5%	1,015.7	8.3%	26.4%
CAC(3)	1,643.5	13.5%	24.3%	1,339.2	11.0%	23.0%	1,017.7	8.3%	21.5%
Latin America South	1,604.8	13.2%	16.0%	1,497.7	12.3%	13.9%	2,305.9	18.9%	21.4%
Canada	979.2	8.0%	13.8%	1,087.9	8.9%	15.9%	1,084.5	8.9%	17.9%
Ambev Consolidated	12,188.4	100.0%	23.2%	11,347.7	93.1%	22.6%	7,787.5	63.9%	16.3%

(1)   Company’s beer and “future beverages” operation in Brazil.

(2)   Non-alcoholic beverages.

(3)   Beer and soft drinks operation in Central America and the Caribbean

7.3 - Information on products and services related to operating segments

Below is the information on the products and services related to the Company’s operating segments.

a) characteristics of the production process

Beer

The basic manufacturing process for most beers is linear, involving, however, significant knowledge in quality and cost control. The most important stages are mash and fermentation, followed by aging, filtering, and packaging. Although the malted barley (malt) is the main ingredient, other grains, such as unmalted barley, maize, rice or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials vary according to regional taste preferences and to the type of beer.

The first step in the mashing process is the production of the mash, blending the malt with hot water and gradually heating it to about 75°C in mixing tanks to dissolve the starch and transform it into a mixture called “mash,” comprising maltose and other sugars. The grains used are filtered and the liquid, now called “wort,” is boiled. At this point, hops are added, giving the beer its special bitter taste and flavor and helping to preserve it. The wort is boiled for one to two hours to sterilize and concentrate it and to extract the flavor from the hops. The product is then cooled using a heat exchanger. The hopped wort is saturated with air and oxygen, essential for the creation of yeast at the next stage.

Yeast is a microorganism that consumes the sugars contained in the mash, generating alcohol and CO2. This fermentation process takes 5 to 11 days to be completed, after which the wort is finally transformed into beer. Different types of beer are produced using different yeast filtering processes and wort compositions. In some varieties of yeast, the cells reach the top at the end of the fermentation process. Alcoholic beverages and wheat beers are made this way. Pilsen beers are produced using yeast cells that settle to the bottom.

During the maturation process, the liquid is cleared by the precipitation of yeast and other particles. Additional filtering clears beer further. Maturation varies according to the type of beer and may take up to three weeks to be completed. After this period, the beer is ready for bottling in kegs, cans, or bottles.

Soft drinks

Soft drinks are made by mixing water, flavored concentrate, and sugar or sweetener. Water is processed to eliminate the mineral salts and filtered to remove impurities. Purified water is combined with processed sugar or, in the case of diet soft drinks, artificial and concentrated sweeteners. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately after carbonation, the mixture is bottled. In addition to these inputs, distributing the product to consumers requires packaging such as PET or glass bottles, aluminum cans, labels, and plastic or metal caps. The technology used in the soft drink manufacturing process is common to the market, with no need to own unique equipment or technologies to carry it out.

Non-Alcoholic and Non-Carbonated Beverages

The non-alcoholic and non-carbonated beverage production process begins with the dissolution of the sugar at the amounts described in the preparation formulation, and of simple syrup in fresh, dechlorinated water in stainless steel tanks, with homogenization. The syrup is heated and transferred, via piping, to the plate filter and then cooled by a plate exchanger. Bottling begins with the dissolution, in the product preparation tank, of the citric acid and mineral salts previously dissolved in dechlorinated water. Flavoring is then added at the amount provided for in the formulation. All of these steps take place under homogenization. To ensure the product’s microbiological preservation, it is subjected to flash pasteurization and packaged aseptically to, then, be labeled and boxed. The Company currently uses specific indicators to measure productivity and efficiency, such as: extract loss; carbon dioxide balance; water consumption; infusorial earth consumption, and heat energy consumption. The technology used in the non-alcoholic and non-carbonated beverage manufacturing process is common to the market, with no need for unique equipment or technologies to carry it out.

Installed capacity

For illustrative purposes, we report that in 2019, the Company’s total beer and non-alcoholic beverages production capacity was 257.6 million hectoliters per year. In 2019, the Company’s beer and non-alcoholic beverages production totaled 156.8 million hectoliters.

Maintenance

The Company’s equipment maintenance process is carried out at least annually, always in a reverse cycle to production peaks.

Risks inherent to the process

The risks inherent to the production process and distribution that may lead to activity shutdowns, such as fire, explosions, labor strikes, among others, exist, but the impacts of such occurrences are minimized in the Company’s operations. For example, if there is an unexpected shutdown of a plant, we can transfer production to another plant with no loss to supply in most cases. However, in the period of the greatest use of the capacity due to business seasonality, the Company may experience some loss due to the loss of part of the sales volume, but this will have no significant impact on its results. In addition, all of the Company’s plants and distribution centers hire insurance for the event of accidents.

Productivity indicators

There are several productivity, efficiency and quality indicators in the beverage industry, such as water consumption, energy, extract use, among others. The Company establishes internal goals that approach the results of such indicators. Water consumption per hectoliter of beverage in Brazil, for example, was reduced by 11% compared to 2018 and 41% over the last 15 years. Regarding the factory productivity efficiency, there was a 5.4% increase compared to the previous year in Brazil. The improvement in the performance indicators in 2019 was mainly due to the use of new technologies, together with the Company’s management system, standardizing learning and replicating good practices.

b) characteristics of the distribution process

i.             Brazil

Beer distribution in Brazil

Distribution is an important feature in this market, since the retail channel is fragmented into nearly a million points of sale. The Company’s distribution is structured in two separate ways, namely: (i) network of exclusive third-party distributors, involving 150 operations; and (ii) the owned direct distribution system, involving more than 98 distribution centers across most Brazilian regions and using outsourced logistics without their own fleet of trucks. The owned direct distribution centers, as well as the factories, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. In addition, the sale can be made directly from the factory to a few larger customers.

Non-alcoholic beverages distribution in Brazil

The soft drink and non-alcoholic and non-carbonated beverage segment products are sold through the same distribution system used for beer.

ii.            Central America and the Caribbean

The distribution system on the Dominican Republic market comprises direct distribution and third-party distributor operations. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. Direct distribution is done through outsourced logistics, with the exception of the Dominican Republic, which has its own truck fleet.

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador. In exchange, ABI agreed to transfer SAB’s Panamanian business to us.  We formally began operations in Panama on December 31, 2016. According to our estimates, we currently lead the beer market in Panama. In Panama, the distribution systems covers direct and third party distribution operations. The own direct distribution centers, as well as plants, belong to the Company or to its subsidiaries and count on an own sales team to access several sales channels. The third party distribution networks do not have corporate relationship with the Company and have their own sales team. In addition, our sales may be performed directly by the Brewery for some larger clients.  Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed.

In the Central America operations, including Guatemala, El Salvador, Honduras and Nicaragua, beer is sold predominantly in returnable bottles at small retail stores. The Company markets the Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden brands, which are distributed through the distribution system belonging to The Central America Bottling Corporation, (“CBC”), together with the CBC soft drink portfolio. CBC has its own fleet of trucks.

The Company and CBC, the PepsiCo bottler anchor in Central America, agreed to establish a joint venture in which the Company and CBC are each holders of half of the capital of Ambev Central America, whose goal is collaboration in manufacturing, importing, distributing, marketing, and selling of beverages, especially beer, in Guatemala and other Central American countries.

iii.           Latin America South

The Company distributes its products in all countries where it operates in Latin America South (Argentina, Bolivia, Chile, Paraguay and Uruguay) through direct distribution and also outsourced distributors. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the points of sale, which are determined for each distributor and direct distribution, according to their geographical location. In addition, the sale can be made directly from the factory to a few larger customers.

iv.           Canada

The Company’s distribution system in Canada is structured in different ways across the country, varying according to the specific characteristics of each region. Logistics is organized based partly on outsourced and partly on owned trucks.

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we have, in partnership with other breweries, a retail and distribution company established in 1927 named Brewers Retail Inc., operating as The Beer Store, or TBS. In 2015, we completed a new Master Framework Agreement, or MFA, with the government of Ontario that specifies, contractually, TBS’ functions as a beer retailer and distributor.

According to the MFA, TBS will continue to be the main retailer for packages larger than those with six bottles or cans of beer. The Liquor Control Board of Ontario, or LCBO, a chain of liquor stores belonging to the government of Ontario, will continue to sell beer. Most LCBO stores are restricted to selling packages containing six or fewer bottles or cans of beer. According to the MFA, up to 450 grocery stores will also hold a license to sell beer in packages of six or fewer bottles or cans of beer. The MFA entered in force on January 1, 2016 and with an initial term of 10 years, subject to renewal for successive periods of five years, except in case of termination of the agreement, after the initial term, as provided for in the MFA.

The ownership of TBS is available to all qualified breweries based in Ontario. The Board of Directors of TBS, consisting of 15 members, has the following composition: four directors appointed by Labatt; four directors appointed by Molson; four independent directors who were initially appointed by a committee represented jointly by the Province of Ontario, Labatt and Molson, and are currently appointed by a majority vote of the independent acting directors; two directors appointed by shareholder-breweries (excluding Labatt and Molson) that have sales in TBS above 50,000 hectoliters per year; and one director appointed by shareholder-breweries based in Ontario with sales in TBS of less than 50,000 hectoliters per year.

TBS operates as a self-financing corporation in a base of balanced cash flow, according to which the fees are charged based on volume for the services provided to breweries. The nature of TBS’ activities requires compliance with laws and regulations and supervision of the Province of Ontario and its agents. The laws that control and license alcoholic beverages, the Liquor Control Act, Liquor License Act, and Gaming Regulation and Public Protection Act, are applied by the Ministry of Finance or by the Attorney General, which controls the alcoholic beverage industry through the Liquor Control Board of Ontario and the Liquor and Alcohol and Gaming Commission of Ontario.

Distribution in Quebec

Quebec is the Canadian province with the second highest consumption of beer. In this province, there are no exclusive rights for beer sales and sales channels for consumption, both within and outside of the establishments are mostly composed of private stores. SAQ, a liquor store controlled by the government, sells a few select beer brands that are not available in the private retail system.

The Company (and its competitors) sells its products in Quebec through a direct sale and distribution system.

Distribution in the Western Provinces

Molson and Labatt hold stakes in Brewers Distributor Limited, which operates a beer distribution network mainly in the four western provinces of British Columbia, Alberta, Manitoba, and Saskatchewan and three territories (Yukon, the Northwest Territories and Nunavut). In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provinces markets there are both private retail stores (such as Alberta and British Columbia) and government-controlled stores (such as British Columbia, Manitoba, and Saskatchewan).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia, and Prince Edward Island) through (1) government-controlled distribution and retail networks in the provinces of Nova Scotia, New Brunswick, and Prince Edward Island; and (2) private distributors in Newfoundland.

c) characteristics of the markets of operation

i              Brazil

The beer market in Brazil

In Brazil, the two main packaging presentations are standardized, returnable 600-milliliter glass bottles sold in bars for on-premise consumption and 350-milliliter one-way aluminum cans, which are predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2019 we were the leader in the Brazilian market in terms of beer sale volumes, mainly through our three main families of brands: Skol, Brahma and Antarctica. Our closest competitors are Heineken, especially after the acquisition of the operations of Brasil Kirin in May 2017, and Cervejaria Petrópolis.

Future Beverages

Some of our products extend beyond the typical beer consumption occasions, such as the family of beverages Skol Beats, composed of sweeter drinks, with higher alcohol content, and Brahma 0.0%, a non-alcoholic beer, which, according to our estimates, is the leader in Brazilian non-alcoholic beer segment and represents another 1% of our total beer volume in the country.

The non-alcoholic beverages (NAB) market in Brazil

The non-alcoholic beverage market in Brazil covers various segments, including soft drinks, bottled water, sports and energy drinks, coconut water, powdered and natural juices and iced tea. The soft drink segment is the most significant for our business, representing approximately 94.2% of the volumes of our NAB unit.

According to Company estimates, the leading soda flavors in Brazil are: (1) cola (with 45% of the market in 2019), (2) Guaraná, (3) orange, and (4) lime. Most of the carbonated soft drinks in Brazil are sold in supermarkets in non-returnable 2-liter PET bottles for domestic consumption. The non-returnable 350-ml aluminum can is also an important package for our business, being sold mainly in supermarkets, bars and restaurants.

The Company’s main competitor on this market is The Coca-Cola Company. In addition to The Coca Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” B Brands compete mainly in price, usually being sold at a lower price than our products.

Our main carbonated soft drink brands are Guaraná Antarctica a leader in the “different from cola” flavor segment, and Pepsi Cola. Pepsi Cola is sold under our exclusive production and bottling contract with PepsiCo. Our portfolio of non-alcoholic beverage brands also includes Gatorade, on the sports drinks market, H2OH!, on the sugar-free soft drink market, Lipton Ice Tea, on the iced tea market, also sold under license from PepsiCo, Do Bem juices, which has a strong presence in the health and wellness segments, and Fusion, an original brand that is the fourth largest brand on the energy market in Brazil.

ZX Ventures and Z-Tech

ZX Ventures is our growth and innovation arm the purpose of which is to invest and develop new products and businesses that approach the emerging needs of the consumer. We produce, launch and escalate new products that provide experiences to consumer, from the services that bring radical change in terms of convenience until new delivery methods.

ZX Ventures operations are adjacent to our main beer business, including e-commerce, craft beers (including our brands Colorado, Wäls and Patagonia) and special beers, as well as brand experience.

Z-Tech is our innovation arm created in 2019 with the mission to catalyze the growth of small and medium businesses through technology, creating an environment where those businesses and their families can thrive for the long term. Z-Tech teams make use of an agile methodology as they define small and medium businesses’ needs, explore marketplace and payment technology solutions, validate through proof-of-concept and pilot before scaling across the globe.

ii.            Central America and the Caribbean

The market in Central America

In Guatemala, the main packages are the returnable 12-oz and 1liter glass bottles and the 12-oz and 16-oz cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company controlled by local investors. According to our estimates, the total annual volume of beer sales in the Guatemalan market was of 4.2 million hectoliters in 2019.

In El Salvador, Honduras and Nicarágua, we are currently selling imported brands and our primary packaging is the returnable 1-liter glass bottle.

Specifically in Nicaragua, our main competitor is Compañía Cervecera de Nicaragua, the market leader, a joint venture between Cerveceria Centro Americana, of Guatemala, and Florida Ice & Farm Co., an investor group from Costa Rica.

According to our estimates, we are currently the leader in the beer market in Panama. The main packaging are the 285ml glass bottle and 355ml aluminum can, and our main beer brands in Panama are Atlas Golden Light and Balboa Ice. Our main competitor in Panama’s beer market is Baru. According to our estimates, the total annual sales volume of the beer market in Panama was of 3.4 million hectoliters in 2019. Our operation in Panama also produces and trades soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main distributed brands.

In May 2018, Company’s Board of Directors approved the distribution, sale and marketing of Budweiser brand in Panama, which helped the strategy of increasing the market segment of beers with higher prices than the core segment.

The beer market in the Caribbean

In Cuba, our primary packaging is the 12-ounce can. Our main competitor in Cuba is the State Brewery. We currently sell the Bucanero, Cristal, Mayabe, and Cacique local Cuban brands. According to our estimates, the total annual sales volume on the Cuban beer market was approximately 2.2 million hectoliters in 2019.

In the Dominican Republic, the annual sales volume on the beer market was 4.6 million hectoliters in 2019, according to our estimates. The main packages on the Dominican beer market are the returnable 650-ml and 1-liter glass bottles, predominantly sold in small retail stores. We currently lead the beer market in the Dominican Republic, after our acquisition of CND, with a portfolio of leading brands, such as Presidente, Brahma Light, Presidente Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois, and Budweiser.

In Barbados, the annual sales volume on the beer market was 0.15 million hectoliters in 2019, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL. The main packaging in Barbados are the 250-ml and 275-ml returnable glass bottles.

The soft drink market in the Caribbean

According to our estimates, the total annual sales volume on the Dominican soft drink market was approximately 7.9 million hectoliters in 2019. The main packaging on the Dominican soft drink market is the returnable half-liter glass or PET bottle, which is predominantly sold in small retail stores. The Coca-Cola Company, represented by Bepensa, leads the soft drink market in the Dominican Republic, followed by Ajegroup, which adopts a low-price strategy. The Company is currently the third competitor on this market.

Our main soft drink brands in the Dominican Republic are Red Rock, Pepsi Cola and Seven UP, all marketed under an exclusive bottling agreement with PepsiCo.

iii.              Latin America South

Argentina is one of our most important regions, second only to Brazil in terms of volume. We are present in more than 309 thousand points of sale throughout Argentina, both directly and through our exclusive third-party distributors.

The beer market in Argentina

According to our estimates, the total annual sales volume on the Argentine beer market was approximately 20 million hectoliters in 2019. With a population of approximately 44 million people, Argentina is the largest and most important market for beer in Latin America South.

Our main package in Argentina is the returnable 1-liter glass bottle, which accounted for approximately 67% of our sales in 2019.

According to our estimates, consumption in bars and restaurants accounted for 10% of beer volumes in Argentina in 2019, with sales in supermarkets representing 14.4% of the beer volume. The main consumer channels in volume in Argentina are kiosks and small stores.

Our main beer brands in Argentina are Quilmes Clásica, Brahma, and Stella Artois. According to Scentia, we are the leading beer producer in Argentina, and our main competitor in the country is Compañía Cervecerías Unidas S.A.

The soft drink market in Argentina

According to our estimates, the annual sales volume on the Argentine soft drink market was approximately 48.7 million hectoliters in 2019. Non-returnable bottles accounted for 75% of our soft drink sales in that country in 2019.

We are the exclusive Pepsi bottlers in Argentina, and our most important soft drink brands in that country are Pepsi and Seven Up. According to Scentia, we were the second largest competitor in the Argentine soft drink market in 2019, and on this market we were only behind of The Coca Cola Company.

The beer market in Bolivia

According to our estimates, the total annual sales volume on the Bolivian beer market was approximately 3.5 million hectoliters in 2019. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory, and tax policies.

Our main package in Bolivia is the returnable 620-ml glass bottle, which accounted for approximately 50% of our sales in 2019.

Our most important beer brands in Bolivia are Paceña, Taquiña, and Huari. The Company is the leading beer producer in Bolivia, according to Nielsen.

The soft drink market in Bolivia

Through our subsidiary Bebidas y Aguas Gaseosas Occidente S.R.L., we are the exclusive Pepsi bottler in Bolivia.

According to our estimates, the annual sales volume on the Bolivian soft drink market was approximately 10.8 million hectoliters in 2019.

In addition, 99% of our soft drink sales in that country are made in non-returnable bottles.

The market in Chile

According to our estimates, the total annual sales volume on the Chilean beer market was approximately 10 million hectoliters in 2019. Beer consumption in Chile has increased every year since 2009, except in 2017. Our most important beer brands in Chile are Becker, Corona, Budweiser, Cusqueña and Stella Artois.

We are the second largest competitor in Chile beer production, according to Nielsen, and our main competitor and market leader in the country is Compañia Cervecerías Unidas S.A.

We are the exclusive distributor of the Corona brand in Chile and, in addition to import and distribute Budweiser since 2016, we have also started to import and distribute Cusqueña in the country in 2018.

The market in Paraguay

According to our estimates, the total annual sales volume on the Paraguayan beer market was 4.3 million hectoliters in 2019, excluding contraband.

The beer market in Paraguay has traditionally distinguished itself from the Southern Cone countries in some respects, because (1) beer does not face significant competition from wine as an alternative alcoholic beverage; (2) the domestic beer market has been facing strong competition from imported beers, which account for a far higher market share in Paraguay than in neighboring countries; and (3) our products’ seasonality is lower due to warmer weather throughout the year.

Our main package in Paraguay is the can, which accounted for approximately 45% of our sales in 2019.

Our most important beer brands in Paraguay are Brahma, Pilsen and Ouro Fino, with a leader market share in the country in 2019 according to our estimates. We also the exclusive distributor of the Budweiser brand in Paraguay.

The beer market in Uruguay

According to our estimates, the total annual sales volume on the Uruguayan beer market was approximately 1.04 million hectoliters in 2019.

Our main package in Uruguay is the returnable 1-liter glass bottle, which accounted for approximately 56% of our sales in 2019. Our most important beer brands in Uruguay are Pilsen and Patricia, with a leader market share in 2019, according to our estimates.

The soft drink market in Uruguay

According to our estimates, the total annual sales volume on the Uruguayan soft drink market was approximately 3.3 million hectoliters in 2019.

Non-returnable bottles accounted for 80% of our soft drink sales in the country in 2019. Our most important brand in Uruguay is Pepsi, and our main competitor is The Coca-Cola Company.

iv. Canada

Beer market in Canada

Our business segment in Canada is represented by Labatt’s operations, which include the sales of domestic beer brands, and of ABI, a portfolio of mixed beverage and cider brands, as well as the export of the Kokanee beer brand to the United States.

We estimate that Labatt is the beer market leader in Canada. The main packaging in this country is the returnable 341-ml glass bottles and the 355-ml aluminum can, sold predominantly in retail stores owned by the private and public sector as well as private establishments for on-site consumption. Our main competitor in Canada is Molson, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser, Bud Light and Michelob Ultra and Busch (manufactured and sold under a license from the ABI subsidiary, Anheuser-Busch, Inc., or Anheuser-Busch), and Corona Labatt Blue, Alexander Keith’s, Stella Artois, and Kokanee.

The Ready to Drink (RTD) industry in Canada grew double-digits in 2019, mainly driven by the rapid expansion of seltzers segment. Labatt’s RTD portfolio in Canada includes Palm Bay brands and the brand group Mike, which recently launched offerings of sugar-free and low-calorie seltzers to compete in this segment.

Additionally, Labatt and Tilray Inc., which is a global producer and distributor of cannabis, are partners in a joint venture that is dedicated to researching non-alcoholic beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD) and, also, to sell, exclusively in Canada, a non-alcoholic beverage containing CBD.

d) possible seasonality

For illustrative purposes, we report that beverage sales in the Company’s markets are seasonal. Overall, sales are higher during the summer and major holidays. Therefore, in the Southern Hemisphere (Brazil and Latin America South), the overall sales volume is higher in the fourth quarter due to early summer and year-end festivities. In Canada, the sales volume is higher in the second and third quarters due to the summer season in the region. The table below demonstrates this, showing the Company’s sales volume per quarter and business unit:

	2019 Quarterly Volumes
	(percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2019
Brazil	25.8%	22.6%	22.2%	29.4%	100.0%
Beer Brazil(1)	26.2%	22.7%	21.7%	29.4%	100.0%
NAB(2)	24.5%	22.3%	23.8%	29.4%	100.0%
CAC(3)	22.9%	24.9%	24.9%	27.3%	100.0%
Latin America South	26.6%	19.5%	23.9%	29.9%	100.0%
Canada	19.2%	29.3%	28.2%	23.3%	100.0%
Ambev Consolidated	25.3%	22.6%	23.1%	29.0%	100.0%

(1)       Company’s beer and future beverages operation in Brazil

(2)       Non-alcoholic beverages

(3)       Beer and soft drink operation in Central America and the Caribbean

e) main inputs and raw materials

i.             description of the relationship with suppliers, including whether they are subject to government control or regulation

ii.            possible dependence on few suppliers

iii.           possible volatility in prices

Beer

The main raw materials used in the Company’s manufacturing process are: malt, non-malted cereals, hops, and water.

Malt and Barley

Malt is widely available, and the Company’s needs are met by domestic and international suppliers, as well as its own malting facilities. In the case of the beer operations in Brazil, about 80% of our malt needs are supplied by owned malting facilities, located in southern Brazil, Argentina, and Uruguay.

To meet the rest of our demand, our main malt supplier is the Cooperativa Agroindustrial Agrária, in Brazil. Malt market prices are volatile and depend on the quality and level of production of the global barley crop, as well as on the intensity of demand.

The Company acquires barley for its malting facilities directly from farmers in South America. Barley prices depend on the barley crop quality and wheat prices on the major world markets. The Company enters into futures contracts or financial instruments to avoid the impact of short-term volatility in barley and malt prices on its production costs.

Hops

There are two types of hops used in beer production: The variety that gives beer its bitter taste, usually imported from the United States, and the hops responsible for the distinctive aroma of beer, usually imported from Europe. A few international companies concentrate hops supply, especially the Barth-Haas Group, Hopsteiner, HVG and Kalsec.

Unmalted Cereals

Corn syrup is purchased from Ingredion, Cargill, and Tereos. Corn is purchased for the internal production of grits at a few plants, and rice and corn grits are purchased from other local supplier plants and are generally widely available.

Water

Water represents a small portion of the Company’s raw material costs. The Company gets the water it needs from various sources such as lakes and reservoirs, deep wells located near its breweries, rivers adjoining its factories, and from utilities. The Company monitors the quality, taste, and composition of the water it uses, treats it to remove impurities, and observes strict quality standards and regulations. Due to technological advances, the Company has continuously reduced water consumption per hectoliter produced.

Non-alcoholic beverages

The main raw materials the Company used in the manufacturing process are: concentrate (including guaraná extract), sugar, sweetener, fruit juices, water, and carbon dioxide gas. Most of these materials are procured from local suppliers.

Guaraná Fruit

The Company has 1,070 hectares of land that supplies it with 25 tons of guaraná seeds (berries) per year, or about 10% of its needs. The remainder is purchased directly from independent farmers in the Amazon region and in other guaraná producing regions in Brazil. Our property’s focus is to provide guaraná seeds to local farmers and promote sustainable guaraná in the Amazon region. Approximately 40,000 seeds are donated annually.

Concentrates

The Company has a concentrate facility in northern Brazil, which produces the concentrates required for it to meet its own Guaraná Antarctica brand production needs, among others. Concentrates for Pepsi soft drink products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased by our regional procurement entity. The Company has derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs.

Juices

Orange, lemon, grape, apple and other juices are purchased in Brazil. Our main suppliers are Louis Dreyfus Commodities, Cutrale, Citrus Juice, Litoral Citrus and San Miguel.

Others

The Company procures all of the fruit juice, pulp, and concentrates it uses to manufacture its fruit-flavored soft drinks from local suppliers.

Packaging

Packaging costs include the cost of the glass and PET bottles, aluminum cans, plastic film (vacuum packaged and stretched), paper labels, plastic closures, metal caps, and cardboard, as well as other materials. The Company has derivative instruments to mitigate the impact of short-term volatility in aluminum prices and prices of other packaging materials on our production costs. With respect to other materials, the company usually sets a fixed price for the period, according to the prevailing macroeconomic conditions.

The Company has a glass bottle production plant in Rio de Janeiro, with an annual production capacity is of approximately 255 thousand tons of glass. In 2019, such facility met more than 60% of our glass needs.

The choice of packaging materials varies by cost and availability in different regions as well as consumer preferences and the image of each brand. We also use aluminum sheet for the production of cans and caps.

Our aluminum cans are mainly supplied on a regional basis by global companies, while our glass packages are supplied by several suppliers, both regionally and globally. We acquired our beer and soft drink labeling mostly from our local suppliers; in Brazil, most of our requirements are met by a print shop belonging to FAHZ, which is operated by us under a lease agreement. Plastic closures are purchased mainly regionally and the PET pre-forms are purchased mainly regionally, both from local and global suppliers. The metal caps in Brazil come mainly from our vertical operation in Manaus (Arosuco). Such manufacturers also supply some of our operations in Latin America.

7.4 - Customers accounting for over 10% of total net revenue

Not applicable, since the Company does not currently have any customer who accounts for more than 10 percent of its total net revenue.

7.5 - Material effects of state regulations on activities

Below is the information on the material effects of state regulation of the Company’s activities.

a)            need for government authorizations to perform the activities and history of relationship with the government administration to obtain such authorizations

Several Company operations are subject to regulation and local government supervision, including (i) labor laws; (ii) social security laws; (iii) public health, health surveillance, product regulation, consumer and environmental protection laws; (iv) securities laws, and (v) competition defense laws. In addition, there are regulations to (a) ensure health and safety conditions in beverage production, bottling, and distribution, and (b) impose restrictions on beer consumption advertising.

Environmental laws in the countries where the Company operates are mostly related to: (i) compliance of the Company’s operating procedures with environmental laws regarding, among other issues, the emission of gaseous and liquid effluents; and (ii) disposal of non-returnable packaging.

The Company has at its disposal competent and trained professionals with knowledge about the demands and requirements imposed by regulatory agencies and who have allowed it to keep valid the licenses necessary for the proper functioning of its operations and a positive history with securing and/or renewing the licenses required for its activities.

b)            Environmental policy of the issuers and costs incurred to comply with the environmental regulation and, if applicable, of other environmental practices, including the commitment to comply with the international environmental protection standards

The Company has established a goal policy that monitors the continuous evolution of its eco-efficiency, the Environmental Management System, in order to reduce environmental impacts and ensure business sustainability. Such a system has been in use for more than 20 years and is present at all plants.

The Company also manages raw material use (such as power and water) in the production process in order to avoid wasting natural resources, reduce the organic load for disposal, and improve productivity.

The Company constantly seeks to reduce the generation of solid waste in its processes and to promote recovery, reuse, recycling, and composting. In 2019, we kept reusing more than 99% of the byproducts generated by the beverage production process.

The Company monitors greenhouse gases and adopts an inventory that includes direct (scope 1) and indirect (scope 2) emissions, encompassing all its plants, including the verticalized plants (glass, corks, labels, extract, and syrup) and the malting plants (Musa, Cympay, Pampa, Navegantes, and Passo Fundo). In 2019, KPMG carried out an audit of the inventory and confirmed the both the system and the reliability of the reported data.

As mentioned above, the environmental laws in the countries where the Company operates are mostly related to: (i) the compliance of the operating procedures with environmental laws regarding, among other issues, the emission of gases, release of liquid effluents, disposal of solid residues; and (ii) the disposal of non-returnable packaging.

During the fiscal year of 2019, the Company allocated approximately R$ 90 million to comply with regulations and adhere to the best environmental practices, divided as follows (approximately): (i) investment in fixed assets: R$ 36 million; (ii) water and wastewater treatment: R$ 30 million, and (iii) disposal of waste: R$ 24 million.

c.             dependence on relevant patents, trademarks, licenses, concessions, franchises, royalty agreements relevant for the development of activities

Trademarks

The Company owns several trademarks, registered or applied for at the National Institute of Industrial Property - INPI, in the market segment class in which it operates, which are used to the performance of its activities, such as: “AMBEV”, “Skol”, “Skol Beats”, “Skol Litrão”, “Skol Beats Senses”, “Skol Beats Spirit”, “Skol Ultra”, “Brahma”, “Brahma Zero”, “Brahma Extra”, “Brahma Black”, “Brahma Chopp”, “Brahma Internacional”, “Antarctica”, “Antarctica Sub Zero”, “Cerveja Antarctica”, “Cerveja Pilsen Antarctica Sub Zero”, “Cerveja Original Pilsen – Antarctica”, “Serramalte”, “Bohemia”, “Caracu”, “Brahva Chopp”, “Kronenbier”, “Liber”, “Quilmes”, “Beats GT”, “Skol Beats 150 BPM”, “Ginga”, “SUI”, “Isla”, “Guaraná Antarctica”, “Guaraná Antarctica Zero”, “Guaraná Antarctica Black”, “Guaraná Champagne Antarctica”, “Sukita”, “Sukita Zero”, “Soda Limonada Antarctica”, “Fusion Energy Drink”, “Cervejaria Colorado Chopp Natural de Ribeirão”, “Adriática”, “Cervejaria Colorado”, “Polar”, “Ama”, “Wälls”, “Bare”, “Citrus Antarctica”, “Do Bem”, “Água Tônica de Quinino Antarctica”, “Zé Delivery”, “Empório da Cerveja” and “Sempre em Casa”. For more information about the Company’s brands, including those at the registration stage, see item 9.1 of this Reference Form.

Patents

The Company has no patents that currently are relevant to the development of its activities.

Licenses and Royalties Contracts

The Company has had a long-term agreement with PepsiCo under which the Company holds the exclusive right to bottle, sell, and distribute certain brands in PepsiCo’s soft drink portfolio in Brazil, including PepsiCola, Gatorade, H2OH! and Lipton Ice Tea. According to new terms approved by CADE in December 2018 and in force since January 1, 2019, the referred agreement will remain in effect until December 31, 2027. In addition, the Company is also, through its subsidiaries, PepsiCo’s bottler in Argentina, Uruguay, Bolivia and Dominican Republic. In 2019, the sales volumes of PepsiCo products represented approximately 31% of total sales of the NAB segment in Brazil, around 69% of total NAB sales in the Dominican Republic, 95% of the entire volume of the NAB segment in Argentina, and 99% of the sales volume of the NAB segment in Bolivia and in Uruguay.

Labatt Brewing Company Limited entered into long-term licensing agreements with Anheuser-Busch InBev SA/NV (“ABI”), through which Labatt was granted the exclusive right and license to manufacture, package, sell, distribute, and market a few of ABI’s brands, including the Budweiser and Bud Light brands in Canada, and the right to use ABI trademarks for these purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2019, the ABI brands sold by Labatt accounted for approximately 70% of its total sales volume. Company estimates currently indicate that Budweiser is the best-selling brand, while Bud Light is the third brand with the most sales in terms of volume in Canada.

The Company also has a license agreement with ABI, through which it has exclusive production, distribution, and marketing rights for Budweiser in Brazil. The Company has sales and distribution agreements for these brand products Budweiser in Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile.

In May 2018, Quilmes, a subsidiary of the Company, entered into a perpetual license agreement with ABI for the distribution of Budweiser brand and, pursuant to certain conditions, other ABI’s American brands.

The Company and ABI have also been parties to a reciprocal licensing agreement, whereby the Company is authorized to manufacture, bottle up, market, and distribute beer under the Stella Artois and Beck’s brands in Latin America and Canada, exclusively, and ABI is allowed to produce, bottle up, market, and distribute beer under the Brahma brands in Europe, Asia, Africa, and the United States, also exclusively. Thus, since 2005, the Company produces Stella Artois in Brazil and ABI produces Brahma in the United States, United Kingdom, Spain, Switzerland, Finland and Greece, among others.

An ABI subsidiary, Metal Container Corp. is one of the Company’s can suppliers.

The Company also has a licensing agreement with Grupo Modelo, S.  de R.L. de C.V. (formerly known as Grupo Modelo  S.A.B. de C.V.), an ABI subsidiary, to import, promote, and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico, and Negra Modelo) in Latin America, including Brazil, as well as in Canada.

In addition, in November 2019, the Company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby it now has the exclusive right to sell and distribute certain brands of Red Bull’s portfolio at specific limited points of sale in the on-trade channel in Brazil. The Company has also entered into agreements with Red Bull to distribute its portfolio in some limited channels in Argentina and Dominican Republic.

Concessions

The Company has no concessions that are currently relevant to the development of its activities.

Franchises

The Company is a franchiser of the following franchises in the bar and beverage trade segment: Nosso Bar, Seu Boteco, Quiosque Chopp Brahma, Carrinho Chopp Brahma, Chopp Brahma Express, Pit Stop Skol and Central de Bebidas and Bar do Urso.

7.6 - Material foreign revenue

a) revenue from clients attributed to the issuer’s country of origin and its share in the Company’s total net revenue

Revenues from clients attributed to the country where the Company’s headquarters are located totaled R$28,724.5 million for the year ended December 31, 2019, representing 54.6% of its consolidated total net revenue.

b) revenue from clients attributed to each foreign country and its share in the Company’s total net revenue

For the year ended December 31, 2019, net revenue from the countries that integrate Latin America South totaled R$10,028.7 million, representing 19.1% of the Company’s total net revenue. Revenues from Canada totaled R$7,088.6 million, representing 13.5% of the Company’s total net revenue. The net revenue from the countries that make up the CAC (Central American and Caribbean) totaled R$6,757.9 million, representing 12.8% of the Company’s total net revenue.

c) Total revenue from other countries and its share in the total net revenue of the Company

In the year ended December 31, 2019, the Company’s total revenues from foreign countries where it operates totaled R$23,875.2 million, representing a stake of 45.4% in its total net revenue.

7.7 - Effects of foreign regulations on activities

Below is the information on the material effects of foreign regulation of the Company’s main activities.

Government restrictions on beer consumption on the markets where the Company operates vary from one country to another and, in some cases, from a local region to another. The most relevant restrictions are:

•       The laws of each country or province determine a minimum age for alcohol consumption, established by the government (the age for beer consumption varies between 18 and 21 years), or in some countries, laws impose time limits during which liquor sales are allowed;

•       A few local and federal governments require that retail stores secure special licenses to sell alcohol; this is the case in some regions of Argentina, Bolivia, Chile, Panama and Canada.

•       Some local and federal governments (including Bolivia, Argentina, Uruguay and Canada) prohibit the sale of alcoholic beverages within a certain distance of schools, hospitals and other areas, as well as impose certain restrictions regarding the time of sale and consumption of such products in public places and private clubs.

•       In some Canadian provinces, selling beer outside bars and restaurants is only allowed in government-owned points of sale or licensed stores. In Ontario, Canada’s most populous province, the sale of beer outside bars and restaurants is limited to only three channels, according to regulation of The Alcohol and Gaming Commission of Ontario:  Liquor Control Board of Ontario, a government-owned company, The Beer Store, a company jointly controlled by Labatt and other 33 breweries, and of eligible licensed stores;

•       Some local governments in Canada set a minimum price for beer sales (referred to as Social Reference Price or SRP). There is a SRP for each package size and the SRP may vary from one province to another.

Many governments also impose restrictions on beer divulging, which may affect, among other things, (i) the media channels used, (ii) the content of advertising campaigns, and (iii) the time and places where beer can be advertised.

7.8 - Social and Environmental Policies

a) indicate whether the issuer discloses social and environmental information

The Company publishes its Annual and Sustainability Report, in which it discloses its sustainability strategy, initiatives, and results achieved on its World Wide Web website.

b) the methodology followed in the preparation of this information

The Company’s Annual and Sustainability Report follows the updated guidelines of GRI - Global Reporting Initiative, taking into consideration the SDG – Sustainable Development Goals. In addition, the Company considers the “AA 1000SES - Accountability Stakeholder Engagement Standard” standard in the process through which it engages its stakeholders for defining the material issues of the sustainability strategy.

c) if the information is audited or reviewed by an independent entity

The Annual and Sustainability Report for the year 2019 was audited by an independent entity – KPMG, regarding the GRI and AA1000SES, indicated in item (b) above.

d) the page on the World Wide Web where the information can be found

http://www.ambev.com.br/sustentabilidade/

e) indicate whether the issuer has in place a social and environmental responsibility policy

The Company has adopted several policies related to social and environmental responsibility, including supplier responsibility policy, smart consumption policy, responsible communication and marketing code, Code of Business Conduct, environment policy, among others, as social and environmental goals with structured commitments.

f) the page on the World Wide Web where the information can be found

The supplier responsibility policy, the responsible communication and marketing code and the Code of Business Conduct can be found at: www.ambev.com.br. The other policies are internal and are available at the Company’s website.

7.9 - Other material information

In March 2019, our subsidiary Arosuco Aromas e Sucos Ltda. acquired 100% of HBSIS Soluções em Tecnologia da Informação Ltda. (HBSIS), a company that develops computer programs, systems and software, with an investment of R$ 50 million. Our integration with HBSIS is assisting in the expansion and improvement of technology to all areas of our business with agility and scale.

8.         Extraordinary Business

8.1 - Acquisition or disposal of any material asset that does not fit as normal operating business of the issuer

Not applicable, since there was no acquisition or disposal of any assets that does not fit under a normal operation of the Company. For further information on corporate operations carried out by the Company, see item 15.7 of this Reference Form.

8.2 Significant changes in the way the issuer’s business is conducted

Not applicable, since there were no significant changes in the last three fiscal years in the conduction of the Company’s business.

8.3 - Material contracts entered into by the issuer and its subsidiaries not directly related to operating activities

In April 2020, Ambev’s management approved the contracting of loans by the Company and its controlled entities in order to finance its working capital. Up to the date of disclosure of the financial results of the Company’s first quarter, commercial notes had been issued and bank credit notes, among other types of loans, had been contracted, which totaled R$ 1,450 million, and, in May 6, 2020 another agreement was executed in the amount of 200 million Canadian dollars, which corresponds to approximately R$ 796 million, then totaling R$ 2,246 million. After such date, new loans were contracted by the Company, aiming at the same purposes, which corresponded, on May 31, 2020, to an additional amount of R$1,327 million.

8.4- Other material information

There is no other material information on the issue that has not been disclosed in this section.

9.1 – Other relevant non-current assets

Not applicable, since the Company does not have other relevant non-current assets.

9.1.a - Property, plant and equipment

Description of property, plant and equipment	Country of location	State of location	City of location	Type of property
Brazil
Brewery	Brazil	SP	Agudos	Owned
Brewery	Brazil	MA	São Luis	Owned
Brewery	Brazil	SP	Jacareí	Owned
Brewery	Brazil	SC	Lages	Owned
Brewery	Brazil	SP	Guarulhos	Owned
Mixed plant	Brazil	MG	Sete Lagoas	Owned
Brewery	Brazil	MG	Uberlândia	Owned
Brewery	Brazil	RJ	Petrópolis	Owned
Brewery	Brazil	PR	Ponta Grossa	Owned
Brewery	Brazil	MG	Belo Horizonte (Wäls)	Owned
Brewery	Brazil	SP	Ribeirão Preto (Colorado)	Owned
Mixed plant	Brazil	SE	Estância	Owned
Mixed plant	Brazil	CE	Aquiraz	Owned
Mixed plant	Brazil	BA	Camaçari	Owned
Mixed plant	Brazil	GO	Anápolis	Owned
Mixed plant	Brazil	MT	Cuiabá	Owned
Mixed plant	Brazil	SP	Jaguariúna	Owned
Mixed plant	Brazil	RJ	Cachoeiras de Macacu	Owned
Mixed plant	Brazil	PE	Itapissuma	Owned
Mixed plant	Brazil	RJ	Rio de Janeiro	Owned
Mixed plant	Brazil	AM	Manaus	Owned
Mixed plant	Brazil	MG	Juatuba	Owned
Mixed plant	Brazil	PI	Teresina	Owned
Mixed plant	Brazil	RS	Viamão	Owned
Mixed plant	Brazil	RJ	Piraí	Owned

Soft drinks plant	Brazil	PR	Almirante Tamandaré	Owned
Soft drinks plant	Brazil	MG	Contagem	Owned
Soft drinks plant	Brazil	SP	Jundiaí	Owned
Soft drinks plant	Brazil	RS	Sapucaia do Sul	Owned
Labels plant	Brazil	SP	São Paulo	Owned
Metal caps plant	Brazil	AM	Manaus	Owned
Glass bottles plant	Brazil	RJ	Campo Grande	Owned
Concentrates plant	Brazil	AM	Manaus	Owned
Malting plant	Brazil	RS	Porto Alegre	Owned
Malting plant	Brazil	RS	Passo Fundo	Owned
Guarana extract plant	Brazil	AM	Maués	Owned
Yeast plant	Brazil	PE	Itapissuma	Owned
Shrink film plant	Brazil	AM	Manaus	Owned
CAC (Central America and the Caribbean)
Brewery	Guatemala	-	Teculután	Owned
Mixed plant	Dominican Republic	-	Santo Domingo	Owned
Mixed plant	Cuba	-	Holguín	Owned
Mixed plant	Saint Vincent	-	Campden Park	Owned
Mixed plant	Barbados	-	Newton	Owned
Mixed plant	Panama	-	Panama City	Owned
Mixed plant	Dominican Republic	-	Hato Nuevo	Owned
Latin America South (LAS)
Brewery	Argentina	-	Quilmes	Owned
Brewery	Argentina	-	Zarate	Owned
Brewery	Argentina	-	Acheral	Owned
Mixed plant	Argentina	-	Mendoza	Owned
Mixed plant	Argentina	-	Corrientes	Owned
Soft drinks plant	Argentina	-	Cordoba	Owned
Soft drinks plant	Argentina	-	Tucuman	Owned
Soft drinks and juices plant	Argentina	-	Buenos Aires	Owned
Metal caps plant	Argentina	-	Coroplas	Owned
Malting plant	Argentina	-	Tres Arroyos	Owned
Malting plant	Argentina	-	Puan (Malteria Pampa)	Owned
Brewery	Argentina	-	Bariloche	Owned
Brewery	Argentina	-	Zarate (CASA)	Owned
Hops pellets plant	Argentina	-	Fernandez Oro	Owned

Hops pellets plant	Argentina	-	Fernandez Oro	Owned
Brewery	Bolivia	-	La Paz	Owned
Brewery	Bolivia	-	Santa Cruz	Owned
Brewery	Bolivia	-	Cochabamba	Owned
Brewery	Bolivia	-	Huari	Owned
Brewery	Bolivia	-	Tarija	Owned
Soft drinks plant	Bolivia	-	Sacaba	Owned
Soft drinks plant	Bolivia	-	El Alto	Owned
Can Plant	Bolivia	-	Oruro	Owned
Brewery	Chile	-	Santiago	Owned
Brewery	Paraguay	-	Ypane	Owned
Glass bottle plant	Paraguay	-	Ypane	Owned
Brewery	Uruguay	-	Minas	Owned
Mixed plant	Uruguay	-	Montevideo	Owned
Malting plant	Uruguay		Paysandú (Cympay)	Owned
Malting plant	Uruguay		Nueva Palmira (Musa)	Owned
Canada
Brewery	Canada	-	Montreal	Owned
Brewery	Canada	-	Creston	Owned
Brewery/RTD	Canada	-	Edmonton	Owned
Brewery	Canada	-	London	Owned
Brewery	Canada	-	Halifax	Owned
Brewery	Canada	-	St. John’s	Owned
Brewery	Canada	-	Bermonsey (Mill Street)	Owned
Brewery/RTD/Cider	Canada	-	Delta (Turning Point)	Owned
Brewery	Canada	-	Quebec (Archibald)	Owned
Brewery	Canada	-	Halifax (Alexander Keith)	Owned

9.1.b – Intangible assets, such as patents, trademarks, licenses, concessions, franchises, technology transfer agreements and Internet domain names.

Type	Trademarks
Description	AMBEV
Term	Jul. 2, 1999 to Sep. 9, 2023
Events that may cause loss of rights

It is incumbent on the Instituto Nacional da Propriedade Industrial – INPI (National Institute of Industrial Property) to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. According to article 142 of Law 9279/96 (LPI), other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or based on the opposition by third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL
Term	Dec. 2, 1963 to Jul. 10, 2025 Sep. 4, 2007 to Jan. 19, 2030
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or based on the opposition by third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of the rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS
Term	Feb. 16, 2016 to Feb. 16, 2026
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL LITRÃO
Term	Jan. 11, 2011 to Jan. 11, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS SENSES
Term	Jun. 7, 2016 to Jun. 7, 2026
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS (THREE-DIMENSIONAL TRADEMARKS)
Term	Jan. 20, 2009 to Jan. 20, 2029
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL ULTRA
Term	Feb. 4, 2009 to Sep. 27, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS SPIRIT
Term	Jun. 24, 2015 to Oct. 24, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA
Term	Dec. 28, 1978 to Dec. 28, 2028 Jul. 31, 2012 to Jul. 31, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA ZERO
Term	Jan. 11, 2011 to Jan. 11, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA EXTRA
Term	May 13, 1971 to Oct. 27, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA INTERNACIONAL (THREE-DIMENSIONAL TRADEMARK)
Term	Nov. 10, 2004 to Nov. 24, 2029
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA BLACK
Term	Aug. 17, 2006 to Jun. 16, 2029
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA CHOPP
Term	Feb. 12, 1982 to Jul. 26, 2013
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJA ANTARCTICA
Term	Feb. 14, 1992 to Nov. 23, 2023
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or consider the challenge of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ANTARCTICA
Term	Apr. 20, 1943 to Apr. 20, 2028
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJA PILSEN ANTARCTICA SUB ZERO
Term	Jun 9, 2009 to May 8, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ANTARCTICA SUB ZERO
Term	Feb. 11, 2009 to Sep. 27, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJA ORIGINAL PILSEN – ANTARCTICA
Term	Jun. 16, 1989 to Jul. 16, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SERRAMALTE
Term	Nov. 30, 1962 to Oct. 4, 2028
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BOHEMIA
Term	Nov. 7, 1990 to Nov. 3, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CARACU
Term	Jan. 29, 1958 to Feb. 1, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHVA CHOPP
Term	Aug. 8, 2002 to Dec. 9, 2028
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	KRONENBIER
Term	Sep. 3, 1991 to Oct. 24, 2025
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	LIBER
Term	Mar. 17, 2003 to Aug. 25, 2029
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	QUILMES
Term	Dec. 20, 1996 to Jul. 27, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ ANTARCTICA
Term	Feb. 8, 2002 to Dec. 9, 2028 Jul. 31, 2012 to Jul. 31, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ ANTARCTICA ZERO
Term	Jan. 9, 2006 to Jun. 15, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ CHAMPAGNE ANTARCTICA
Term	Feb. 24, 1992 to May 3, 2024
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ ANTARCTICA BLACK
Term	Jan 09, 2015 to Aug. 08, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SODA LIMONADA ANTARCTICA
Term	Jun. 24, 1988 to Sep. 11, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ÁGUA TÔNICA DE QUININO ANTARCTICA
Term	Oct. 21, 1991 to Jul. 6, 2023
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SUKITA
Term	Apr. 11, 1983 to Jan. 15, 2025
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SUKITA ZERO
Term	Feb. 25, 2010 to Jun. 20, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	FUSION ENERGY DRINK
Term	Jul. 08, 2014 to Sep. 05, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJARIA COLORADO CHOPP NATURAL DE RIBEIRÃO
Term	May 23, 2005 to Mar. 21, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJARIA COLORADO
Term	Aug. 26, 2011 to Jan. 30, 2028
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ADRIÁTICA
Term	Feb. 28, 2014 to Nov. 08, 2026
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BEATS
Term	May 29, 2019 to Feb. 18, 2030
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	SKOL BEATS GT
Term	10 years after registration was granted
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	SKOL BEATS 150 BPM
Term	10 years after registration was granted
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GINGA
Term	Jan. 12, 2005 to Jan. 17, 2027 Jan. 12, 2005 to Jun. 16, 2029
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SUI
Term	Jun. 11, 2018 to Jun. 11, 2029 Jun. 19, 2018 to Jun. 18, 2029
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	ISLA SPARKLING DRINK
Term	10 years after registration was granted
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	POLAR
Term	Mar. 24, 1939 to Jul. 18, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	WALS
Term	Sep. 19, 2017 to Jan. 8, 2029
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BARE
Term	Dec. 10, 1976 to Dec. 25, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CITRUS ANTARCTICA
Term	Jun. 2, 2015 to Jun. 19, 2028
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	DO BEM
Term	Jul. 10, 2015 to Nov. 21, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	AMA
Term	Dec. 04, 2007 to Dec. 04, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BAR DO
Term	Dec. 22, 2016 to Dec. 26, 2028
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	EMPÓRIO DA CERVEJA
Term	Jul. 23, 2015 to Nov. 14, 2027 Jul. 23, 2015 to Dec. 26, 2027
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	SEMPRE EM CASA
Term	10 years after registration was granted
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ZÉ DELIVERY
Term	Nov. 18, 2015 to Jan. 09, 2028
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	ambev.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding domain maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domain implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet domain. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	skol.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	skolbeats.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding domain maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domain implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet domain. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	brahma.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	antarctica.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	antarcticasubzero.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	coronacerveja.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	budweiser.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	stellartoisbrasil.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	bohemia.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	guaranaantarctica.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	guarana.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	sukita.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	fusionenergydrink.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	aguaama.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	zedelivery.com.br
Term	5 years, with the need to renew after expiration date
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	emporiodacerveja.com.br
Term	3 years, with the need to renew after expiration date
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	sui.com.br
Term	1 year, with the need to renew after expiration date
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	wals.com.br
Term	3 years, with the need to renew after expiration date
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	cervejariacolorado.com.br
Term	3 years, with the need to renew after expiration date
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

9.1.c – Equity interests

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(viii) Percentage appreciation/devaluation of equity interest relating to book value			(ix) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2019	(Subsidiary/Affiliate)		12/31/2019	2019	2018	2017	2019	2018	2017
RPO Latam Estratégia em Compras Ltda. CNPJ: 04.294.012/0001-27	Avenida Antarctica, 1891 (parte), Fazenda Santa Úrsula - Jaguariúna – SP – Brazil

(i) Professional and management development training; (ii) Business management consulting activities, except for specific technical consulting; (iii) Intermediation activities and commissioning of services and business in general, except real estate; (iv) Provision of IT services other than those previously specified; (v) Information Technology consulting services; (vi) Express delivery services; (vii) Cargo commissioning, except sea transportation; (viii) Highway cargo transportation, except hazardous products and moves, municipal; (ix) Loading and unloading; (x) Purchase and sale of own real estate; (xi) Other commercial representatives and agents specializing in products other than those previously specified; (xii) Equity interest in other companies.

			99.99%	Subsidiary	No	46,512	101%	142%	(1,178%)	-	-	-
Cervejaria ZX S.A. CNPJ: 01.131.570/0001-83	Avenida Antarctica, 1891, Fazenda Santa Úrsula - Jaguariúna – SP – Brazil	(i) Manufacturing of beer and draft beer; (ii) cultivation of cereals, other than those previously specified; (iii) Manufacturing of food products other than those previously specified; (iv) Manufacturing of common ice; (v) Manufacturing of soft drinks; (vi) Wholesale trade of beer, draft beer, and soft drinks; (vii) Bars and other establishments specializing in serving beverages; (viii) Snack bars, tea houses, juice houses and the like; (ix) Manufacturing of miscellaneous products other than those previously specified; (x) Non-financial institution holding companies.	99.99%	Subsidiary	No	145,594	5%	119%	-	-	-	495,222

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(viii) Percentage appreciation/devaluation of equity interest relating to book value			(ix) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2019	(Subsidiary/Affiliate)		12/31/2019	2019	2018	2017	2019	2018	2017
Arosuco Aromas e Sucos Ltda. CNPJ: 03.134.910/0001-55	Avenida Buriti, 5385, Distrito Industrial - Manaus – AM – Brazil

(i) Manufacturing of other food products; (ii) Manufacturing of beer and draft beer manufacturing; (iii) Manufacturing of malt, including malt whisky; (iv) Grinding and manufacturing of plant origin; (v) Manufacturing of common ice; (vi) Manufacturing of industrial gases; (vii) Production of certified seeds; (viii) Wholesale trade of beer, draft beer and soft drinks, among other; (ix) Wholesale trade of machines and equipment, parts and pieces; (x) Wholesale trade of pesticides, manure, fertilizers and soil preparers; (xi) Experimental research and development in physical and natural sciences; (xii) Manufacturing and wholesale trade of metal packaging; (xviii) Sales promotion; (xiii) Market research and polls; (xiv) Equity interest in other companies.

			99.99%	Subsidiary	No	5,122,462	28%	11%	17%	374,079,295	1,462,190,226	1,072,349,507
B.Blend Máquinas e Bebidas Ltda. CNPJ: 22.172.203/0001-06	Rua Olimpíadas, 66, 5º andar, conjunto 52, São Paulo – SP – Brazil	(i) Wholesale trade specializing in food products other than those previously specified; (ii) Retail trade specializing in parts and accessories for home appliances, other than IT and communication products; (iii) Wholesale trade of consumer electronics and home appliances; (iv) Retail trade specializing in home appliances and audio and video equipment; (v) Market research and polls.	50.00%	Joint Venture	No	138,295	(4%)	6%	(5%)	-	-	-
CRBS S.A. CNPJ: 56.228.356/0001-31	Avenida Antarctica, 1891, Fazenda Santa Úrsula - Jaguariúna – SP - Brazil	(i) Wholesale trade of beer, draft beer and soft drink; (ii) Wholesale trade of mineral water; (iii) Wholesale trade specialized in other food products not previously specified; (iv) Wholesale trade of packagings; (v) Promotion of sales; (vi) Interest in other companies.	0.01%	Subsidiary	No	182	9%	(98%)	62%	-	-	653,280

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(viii) Percentage appreciation/devaluation of equity interest relating to book value			(ix) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2019	(Subsidiary/Affiliate)		12/31/2019	2019	2018	2017	2019	2018	2017
Dahlen S.A. CNPJ: N/A	Calle Juncal, 1305 piso 21 - Canelones - 02 Uruguay	Non-financial institution holding companies	100.00%	Subsidiary	No	27,975	(92%)	11%	10%	116,432,015	-	-
Hohneck S.A. CNPJ: N/A	Alsina 655, Piso 5º, Ciudad Autónoma de Buenos Aires - Argentina	Non-financial institution holding companies	100.00%	Subsidiary	No	363	(100%)	8%	9%	-	-	-
Ambev Luxemburgo S.à R.L CNPJ: N/A	15 Breedewues - L1259 - Senningerberg – Luxembourg	Non-financial institution holding companies	100.00%	Subsidiary	No	35,748,825	20%	(21%)	1%	-	5,910,000,000	3,100,000,000
Lambic Holding S.A. CNPJ: N/A	Salguero 2835 4º A - Ciudad Autónoma de Buenos Aires - Argentina	Non-financial institution holding companies	100.00%	Subsidiary	No	(56,848)	(106%)	11%	10%	-	-	-
Lizar Administradora de Carteira de Valores Mobiliários Ltda. CNPJ: 56.022.585/0001-03	Rua Dr. Renato Paes de Barros, 1.017, Edifício Corporate Park, 3º andar, conjuntos 31 e 32 (parte), Itaim Bibi, São Paulo – SP – Brazil	(i) Fund administration activities through agreement or commissioning; (ii) Other secondary financial services activities not specified above.	99.99%	Subsidiary	No	38,628	55%	146%	(59%)	4,583,489	-	23,732,690
Maltería Pampa S.A. CNPJ: N/A	Salguero 2835 4º A, Ciudad Autónoma de Buenos Aires – Argentina	The business purpose of Maltería Pampa S.A. is to produce malt for use in beer manufacturing.	60.00%	Subsidiary	No	1,993.781	5%	14%	9%	-	-	47,344,500
Tenedora CND S.A. CNPJ: N/A	Autopista 30 de Mayo, Distrito Nacional, Dominican Republic	Non-financial institution holding companies	50.80%	Subsidiary	No	6,690,923	9%	34%	3%	272,986,413	259,373,679	168,042,769

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(viii) Percentage appreciation/devaluation of equity interest relating to book value			(ix) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2019	(Subsidiary/Affiliate)		12/31/2019	2019	2018	2017	2019	2018	2017
Bebidas Fantásticas e Participações Limitada CNPJ: 24.398.780/0001-38	Avenida Antarctica, 1.891 (parte), Fazenda Santa Úrsula, CEP 13820-000, city of Jaguariúna, state of São Paulo	Non-financial institution holding companies	99.99%	Subsidiary	No	31,578	(171%)	209%	(114%)	-	-	-
Cerveceria Nacional S de R.L CNPJ: N/A	Intersection of Avenida Ricardo J. Alfaro and Avenida Simon Bolivar Panama City, Panama	Production and wholesale of beverages, such as beer, water, and effervescent, carbonated and malt beverages	99.00%	Subsidiary	No	2,856,297	16%	36%	6%	82,716,000	-	-
Jalua Spain S.L. CNPJ: N/A	C/Juan Vara Terán, 14 - 38009 - Santa Cruz de Tenerife - Spain	Non-financial institution holding companies	100.00%	Subsidiary	No	6,172,861	8%	13%	9%	-	-	-

Reasons for acquisition and maintenance of such interest (For all business listed above)

All equity purchases made by the Company are based on strategic decisions that are made by the management aiming at achieving the corporate purpose stated in the Company’s By-laws. Decisions regarding the purchase and maintenance of equity are intended to boost our commercial and economic growth, whether through the optimization of production and/or the performance of strategic investments. The Company holds equity in certain inputs producing and trading companies. The equity held in these companies is part of the Company’s strategy to optimize the management of its production processes. The equity held in companies located outside Brazil is part of the Company’s strategy to expand its activities abroad.

9.2 – Other material information

Not applicable, since all material information has been provided in other items.

10.1– General financial and asset conditions

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated financial statements related to the fiscal years that ended on December 31, 2019, 2018 and 2017. Our consolidated audited financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by CVM.

On January 1, 2019, we adopted IFRS 16 which establishes principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 Leases replaces the current lease accounting requirements and introduces significant changes in the accounting, removing the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. The impact to the financial statements is demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet. As a result of the above, our audited consolidated financial statements for the years ended December 31, 2018 and 2017 included in this annual report have been restated for comparative purposes using the full retrospective method.

The information under this item 10 of the Reference Form must be read and analyzed together with our consolidated financial statements, available at our website (ri.ambev.com.br ) and at the CVM’s website (cvm.gov.br).

a) general financial and asset conditions

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

2019

As of December 31, 2019, the Company had, in its current assets, a total of R$ 27,621.1 million, with R$ 11,915.2 in cash and cash equivalents of the Company. The current liabilities as of December 31, 2019 amounted to R$ 25,011.0 million. The current liquidity ratio, used to assess the Company’s capacity to of payment of the short-term obligations was 1.1x. Its positions of cash net of bank overdrafts and cash net of debt1 were R$ 11,900.6 million and R$ 8,852.4 million, respectively. The indebtedness indicator of net debt/EBITDA2 was -0.42.

2018

As of December 31, 2018, the Company had total current assets in the amount of 25,329.6 million, with R$ 11,476.9 in cash and cash equivalents of the Company. The current liabilities as of December 31, 2018 amounted to R$ 25,208.9 million. The liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations was 1.0x. Its positions of cash net of bank overdrafts and cash net of debt3 were R$ 11,476.9 million and R$ 7,373.2 million, respectively. The indebtedness indicator of net debt/EBITDA4 was -0.34.

1The cash net of bank overdrafts position is represented by the balances of cash and cash equivalents being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measures according to the Accounting Practices Adopted in Brazil or according to IFRS.

2 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

3The cash net of bank overdrafts position is represented by the balances of cash and cash equivalents being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measures according to the Accounting Practices Adopted in Brazil or according to IFRS.

2017

As of December 31, 2017, the Company had total current assets in the amount of R$ 24,718.0 million, of which R$ 10,364.6 million were cash and cash equivalents. As of December 31, 2017, its current liabilities totaled R$ 29,066.7 million. The current liquidity ratio, used to assess the capacity of the Company to meet its short-term commitments, was 0.9x. Its positions of cash net of bank overdrafts and cash net of debt5 were R$ 10,366.4 million and R$ 5,835.9 million, respectively. The indebtedness indicator of net debt/EBITDA6 was -0.28.

(in million of Reais)	12/31/2019	12/31/2018	12/31/2017
Total Current Assets	27,621.1	25,329.6	24,718.0
Total Current Liabilities	25,011.0	25,208.9	29,066.7
Net Working Capital Ratio (CA-CL)	2,610.1	120.7	(4,384.7)
Net Cash of Bank Overdrafts	11,900.6	11,476.9	10,364.6
Cash net of debt	8,852.4	7,373.2	5,835.9

	12/31/2019	12/31/2018	12/31/2017
Current Liquidity	1.1	1.0	0.9
Net Debt/EBITDA	-0.42	-0.34	-0.28

b) capital structure

Capital Structure	On December 31
	2019		2018		2017
	R$ million	%	R$ million	%	R$ million	%
Third-party financing(1)	39,186.9	39	38,259.6	40	40,846.6	45
Equity(2)	62,556.0	61	57,454.8	60	47,919.7	55

 (1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

The Company’s capital structure was the following: (i) as of December 31, 2017, 55% of equity and 45% of third-party financing; (ii) as of December 31, 2018, 60% of equity and 40% of third-party financing; and (iii) as of December 31, 2019, 61% of equity and 39% of third-party financing.

4 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

5 The cash net of bank overdrafts position is represented by the balances of cash and cash equivalent being deducted the balance of net cash of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by the balances of current financial investments. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measures according to the Accounting Practices Adopted in Brazil or according to IFRS.

6 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

c) payment capacity in relation to financial commitments undertaken

(in million of Reais)	12/31/2019	12/31/2018	12/31/2017
Total debt	3,062.8	4,103.7	4,530.5
Short-term debt	653.1	1,941.2	1,699.4
Total current assets	27,621.1	25,329.6	24,718.0
Cash and cash equivalents	11,915.2	11,476.9	10,366.4
Current liquidity ratio	1.1x	1.0x	0.9x
Cash net of debt	8,852.4	7,373.2	5,835.9

2019

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 3,062.8 million as of December 31, 2019, of which R$ 653.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 27,621.1 million), cash and cash equivalents (R$ 11,915.2 million), current liquidity ratio (1.1x) and cash net of debt (R$ 8,852.4 million), all as of December 31, 2019, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2018

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$4,103.7 million as of December 31, 2018, of which R$ 1,941.2 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$25,329.6 million), cash and cash equivalents (R$ 11,476.9 million), current liquidity ratio (1.0x) and cash net of debt (R$ 7,373.2 million), all as of December 31, 2018, indicated in 10.1 (a) above, the officers believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the officers believe that the Company has capacity to do so.

2017

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 4,530.5 million as of December 31, 2017, of which R$ 1,699.3 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 24,718.0 million), cash and cash equivalents (R$ 10,366.4 million), current liquidity ratio (0.9x) and cash net of debt (R$ 5,835.9 million), all as of December 31, 2017, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year since 2014, and as of December 31, 2019, 2018 and 2017, it reported a negative working capital, meaning that there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls.

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. The Company has a Baa3 risk credit by Moody`s and BBB by S&P.

f) levels of indebtedness and characteristics of debts

i. relevant financing and loan agreements

Please, find below additional information related to each one of the fiscal years that ended on December 31, 2019, 2018 and 2017:

2019

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (“TR”) for the CRI 2030 operation; and (iv) floating rate (Libor) for international loans.

As of December 31, 2019, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2019

Debt Instruments	2019	2020	2021	2022	2023	After	Total
BNDES Basket Debt floating rate
Par Value	10.0	10.5	14.0	12.3	13.4	111.6	171.8
TJLP or TR + Average Pay Rate	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%
International Debt
Other Latin-American currencies floating rate	34.4	230.6	14.1	13.0	17.5	38.3	348.0
Average Pay Rate	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
US dollar – fixed rate	10.9	8.1	-	-	-	-	19.1
Average Pay Rate	4.7%	4.7%	0.0%	0.0%	0.0%	0.0%
US dollar – floating rate	95.1	0.2	-	-	-	-	95.3
Average Pay Rate	4.1%	4.1%	0.0%	0.0%	0.0%	0.0%
Canadian dollar – floating rate	38.0	39.3	36.3	55.2	26.4	48.5	243.7
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Canadian dollar – fixed rate	0.5	-	-	-	-	-	0.5
Average Pay Rate	2.7%	-	-	-	-	-
Debt in Reais - ICMS fixed rate
Par Value	40.4	34.7	23.2	4.9	0.8	22.4	126.4
Average Pay Rate	6.1%	6.1%	6.1%	6.1%	6.1%	6.1%
Debt in Reais - fixed rate
Par Value	423.9	568.5	368.8	161.4	80.7	454.9	2,058.1
Average Pay Rate	7.9%	7.8%	7.8%	7.8%	7.8%	7.8%
Total indebtedness	653.1	892.0	456.4	246.8	138.8	675.6	3,062.8

2018

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (“TR”) for the CRI 2030 operation; and (iv) floating rate (Libor and CAD BA) for international loans.

As of December 31, 2018, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2018

Debt Instruments	2019	2020	2021	2022	2023	After	Total
TJLP BNDES debt or TR floating rate
Par Value	75.3	9.7	10.1	10.8	11.8	120	237.7
TJLP or TR + Average Pay Rate	9.1%	9.3%	9.3%	9.3%	9.3%	9.3%
International Debt
Other Latin-American currencies -fixed rate	26.1	80.9	120.6	33.8	-	-	261.3
Average pay rate	10.0%	10.0%	10.0%	10.0%
US Dollar - fixed rate	32.4	2.2	-	7.8	-	-	42.4
Average pay rate	4.4%	2.2%	-	4.3%	-	-
US Dollar -floating rate	538.8	91.2	-	-	-	-	630.0
Average pay rate	3.6%	5.1%	-	-	-	-
Canadian Dollar -floating rate	743.9	2.8	2.9	1.8	1.8	-	753.2
Average pay rate	2.4%	2.8%	2.8%	2.8%	2.8%	-
Canadian dollar - fixed rate	25.2	23.4	21.5	21.2	16.4	37.9	145.5
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Debt in Reais – ICMS fixed rate
Par value	37.2	38	22.7	5.4	2.8	22.4	128.5
Average pay rate	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%
Debt in Reais – fixed rate
Par value	462.3	497.5	538.6	284.1	57.2	65.2	1,905.0
Average pay rate	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Total debt	1,941.2	745.7	716.5	364.9	89.9	245.5	4,103.7

2017

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) to loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (TR) for the CRI 2030 operation; and (iv) floating rate (Libor and CAD BA) for international loans.

As of December 31, 2017, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2017

Debt Instruments	2018	2019	2020	2021	2022	After	Total
TJLP BNDES debt or TR floating rate
Par Value	164.7	74.3	9.6	10	10.79	133	402.39
TJLP or TR + Average Pay Rate	9.2%	9.1%	9.4%	9.4%	9.4%	9.4%
International Debt
Other Latin-American currencies floating rate	-	5.0	-	-	-	-	5.0
Average Pay Rate	-	2.3%	-	-	-	-
Other Latin-American currencies fixed rate	219.21	24.15	-	-	-	-	243.36
Average Pay Rate	10.2%	10.2%	-	-	-	-
US dollar – fixed rate	6.5	16.48	-	-	-	-	22.98
Average Pay Rate	2.2%	4.5%	-	-	-	-
US dollar – floating rate	78.2	477	-	-	-	-	555.2
Average Pay Rate	4.0%	2.5%	-	-	-	-
Canadian dollar – floating rate	685.9	-	-	-	-	-	685.9
Average Pay Rate	2.1%	-	-	-	-	-
Canadian dollar - fixed rate	24.1	21.1	19.5	17.6	17.2	46.0	145.4
Average Pay Rate	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%
Debt in Reais - ICMS fixed rate
Par Value	38.4	27	19.7	7.8	3.8	33.2	129.9
Average Pay Rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%
Debt in Reais - fixed rate
Par Value	482.4	751.3	408.8	463.7	113.7	120.6	2,340.4
Average Pay Rate	10.2%	10.2%	10.2%	10.2%	10.2%	10.2%
Total indebtedness	1,699.4	1,396.3	457.5	499.1	145.5	332.7	4,530.5

ii. other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations and guarantee agreements.

iii. subordination degree among the debts

In the years ended on December 31, 2019, 2018 and 2017, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured.

iv. any restrictions imposed to the issuer, especially concerning the limit of indebtedness and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the loan contracts contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing;

(ii) going-concern;

(iii) maintenance, in use or in good condition for the business, of the Company's assets;

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets;

(v) disclosure of accounting statements and balance sheets;

(vi) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g. World Bank) or located in jurisdictions in which the Company operates.

As of December 31, 2019, the Company was in compliance with its contractual obligations for its loans and financings.

g) borrowing limits contracted and percentages utilized

As of December 31, 2019, the Company had loans with BNDES, FINEP and FINAME credit facilities and other lines of credit with private banks, in the amount of R$3,168.2 million. Of this total, R$914.9 million (28.9%) are being used, with R$ 2,253.3 million (71.1%) still available.

h) significant changes to each item of the Financial Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

BALANCE SHEET

(in million of Reais)
	December 31
Assets	2019	2018	2017
Cash and cash equivalents	11,900.7	11,463.5	10,354.5
Short-term investments	14.6	13.4	11.9
Derivative financial instruments	172.1	220.0	350.0
Trade receivables	4,495.5	4,879.3	4,944.8
Inventories	5,978.6	5,401.8	4,319.0
Taxes and social contribution receivable	1,831.4	1,285.4	2,770.4
Other tax receivable(ii)	2,242.7	863.3	600.2
Other assets	985.5	1,202.9	1,367.2
Current Assets	27,621.1	25,329.6	24,718.0

Financial Investments	163.6	147.3	122.0
Derivative financial instruments	1.2	34.9	35.2
Taxes and social contribution receivable	4,331.9	3,834.4	2,312.7
Other tax receivable	671.1	539.8	225.0
Deferred income tax and social contribution	2,950.1	2,064.7	2,310.9
Other assets	1,751.7	1,687.4	1,964.4
Employee Benefits	56.2	64.3	58.4
Investments	303.4	257.1	238.0
Property, plant and equipment	22,576.3	21,638.0	20,705.1
Intangible	6,306.4	5,840.6	4,674.7
Goodwill	35,009.9	34,276.2	31,401.9
Non-current assets	74,121.8	70,384.7	64,048.3

Total assets	101,742.9	95,714.3	88,766.3
Liabilities and shareholders’ equity
Accounts payable	15,069.6	14,050.0	11,854.0
Derivative financial instruments	355.3	679.3	215.1
Loans and financing	653.1	1,941.1	1,699.3
Bank overdrafts	-	-	1.8
Salaries and charges	833.0	851.6	1,047.2
Dividends and interest on shareholders’ equity payable	956.6	807.0	1,778.6
Income tax and social contribution payable	1,394.2	1,558.6	1,668.4
Taxes, charges and contributions payable	4,108.5	3,781.6	3,825.4
Other liabilities	1,530.7	1,366.6	6,807.9
Provisions	110.0	173.0	169.0
Current liabilities	25,011.0	25,208.8	29,066.7

Accounts payable	309.5	126.1	175.1
Derivative financial instruments	0.1	2.5	2.4
Loans and financing	2,409.7	2,162.4	2,831.2
Deferred income tax and social contribution	2,371.1	2,424.6	2,329.2
Income tax and social contribution payable (i)	2,219.5	2,227.8	2,418.0
Taxes, charges and contributions payable	645.2	675.6	771.6
Put option granted on interest in controlled company and other liabilities	3,145.3	2,661.8	429.1
Provisions	371.0	426.2	512.6
Employee benefits	2,704.5	2,343.7	2,310.7
Non-current liabilities	14,175.9	13,050.7	11,779.9

Total liabilities	39,186.9	38,259.5	40,846.6

Shareholders’ equity
Capital Stock	57,866.8	57,710.2	57,614.1
Reserves	75,685.7	70,122.6	63,298.2
Equity Valuation Adjustment	(72,274.5)	(71,584.8)	(74,966.6)
Controlling shareholders’ interest	61,278.0	56,248.0	45,945.7
Non-controlling interest	1,278.0	1,206.8	1,974.0
Total shareholders’ equity	62,556.0	57,454.8	47,919.7

Total liabilities and shareholders’ equity	101,742.9	95,714.3	88,766.3

(i) During the third quarter of 2017, the Company adhered to the Tax Regularization Special Program (Programa Especial de Regularização Tributária) (PERT 2017).

(ii) The variation in the balances is mainly explained by the recognition of PIS/COFINS credits.

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets - As of December 31, 2019 and December 31, 2018

(in million of Reais, except percentages)
	December 31
	2019	Vertical Analysis	2019	Vertical Analysis	Variation 2019/2018

Assets
Cash and cash equivalents	11,900.7	11.7%	11,463.5	12.0%	3.8%
Financial investments	14.6	0.0%	13.4	0.0%	9.0%
Derivative financial instruments	172.1	0.2%	220.0	0.2%	-21.8%
Accounts receivable	4,495.5	4.4%	4,879.3	5.1%	-7.9%
Inventories	5,978.6	5.9%	5,401.8	5.6%	10.7%
Tax and social contribution receivable	1,831.4	1.8%	1,285.4	1.3%	42.5%
Other tax receivable	2,242.7	2.2%	863.3	0.9%	159.8%
Other assets	985.5	1.0%	1,202.9	1.3%	-18.1%
Current assets	27,621.1	27.1%	25,329.6	26.5%	9.0%
Financial investments	163.6	0.2%	147.3	0.2%	11.1%
Derivative financial instruments	1.2	0.0%	34.9	0.0%	-96.6%
Tax and social contributions receivable	4,331.9	4.3%	3,834.4	4.0%	13.0%
Other tax receivable	671.1	0.7%	539.8	0.6%	24.3%
Deferred income tax and social contribution	2,950.1	2.9%	2,064.7	2.2%	42.9%
Other assets	1,751.7	1.7%	1,687.4	1.8%	3.8%
Employee benefits	56.2	0.1%	64.3	0.1%	-12.6%
Investments	303.4	0.3%	257.1	0.3%	18.0%
Property, plant and equipment	22,576.3	22.2%	21,638.0	22.6%	4.3%
Intangible	6,306.4	6.2%	5,840.6	6.1%	8.0%
Goodwill	35,009.9	34.4%	34,276.2	35.8%	2.1%
Non-current assets	74,121.8	72.9%	70,384.7	73.5%	5.3%
Total assets	101,742.9	100.0%	95,714.3	100.0%	6.3%
Liabilities and equity
Accounts payable	15,069.6	38.5%	14,050.0	36.7%	7.3%
Derivative financial instruments	355.3	0.9%	679.3	1.8%	-47.7%
Loans and financing	653.1	1.7%	1,941.1	5.1%	-66.4%
Overdraft account	-	0.0%	-	0.0%	0.0%
Salaries and charges	833.0	2.1%	851.6	2.2%	-2.2%
Dividends and interest on shareholders’ equity payable	956.6	2.4%	807.0	2.1%	18.5%
Income and social contribution taxes payable	1,394.2	3.6%	1,558.6	4.1%	-10.5%
Taxes, charges and contributions payable	4,108.5	10.5%	3,781.6	9.9%	8.6%
Other liabilities	1,530.7	3.9%	1,366.6	3.6%	12.0%
Provisions	110.0	0.3%	173.0	0.5%	-36.4%
Current liabilities	25,011.0	63.8%	25,208.8	65.9%	-0.8%

Accounts payable	309.5	0.8%	126.1	0.3%	145.4%
Derivative financial instruments	0.1	0.0%	2.5	0.0%	-96.0%
Loans and financing	2,409.7	6.1%	2,162.4	5.7%	11.4%
Deferred income tax and social contribution	2,371.1	6.1%	2,424.6	6.3%	-2.2%
Income tax and social contribution payable (i)	2,219.5	5.7%	2,227.8	5.8%	-0.4%
Taxes, charges and contributions payable	645.2	1.6%	675.6	1.8%	-4.5%
Put option granted on interest in controlled company and other liabilities	3,145.3	8.0%	2,661.8	7.0%	18.2%
Provisions	371.0	0.9%	426.2	1.1%	-13.0%
Employee benefits	2,704.5	6.9%	2,343.7	6.1%	15.4%
Non-current liabilities	14,175.9	36.2%	13,050.7	34.1%	8.6%
Total liabilities	39,186.9	100.0%	38,259.5	100.0%	2.4%
Equity
Capital stock	57,866.8	56.9%	57,710.2	60.3%	0.3%
Reserves	75,685.7	74.4%	70,122.6	73.3%	7.9%
Adjustment to equity valuation	(72,274.5)	-71.0%	(71,584.8)	-74.8%	1.0%
Controlling shareholders’ equity	61,278.0	60.2%	56,248.0	58.8%	8.9%
Minority interests	1,278.0	1.3%	1,206.8	1.3%	5.9%
Total equity	62,556.0	61.5%	57,454.8	61.1%	8.9%
Total liabilities and equity	101,742.9	100.0%	95,714.3	100.0%	6.3%

(i) During the third quarter of 2017, the Company adhered to PERT 2017.

Assets

Cash and cash equivalents

As of December 31, 2019, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 11,915.2 million, compared to R$ 11,476.9 million as of December 31, 2018. The increase of R$ 438.3 million, or 3.8%, is a result particularly from (i) the operational performance; (ii) the increase in the accounts payable; (iii) a reduction in the interests paid in 2019; and (iv) lower outflows related to the acquisition of non-controlling shareholders.

Accounts receivable

As of December 31, 2019, the balance of receivables amounted to R$ 4,495.5 million, compared to R$ 4,879.3 million as of December 31, 2018, a reduction of R$ 383.7 million, or -7,9%.

Inventories

As of December 31, 2019, the balance of inventories amounted to R$ 5,978.6 million, compared to R$ 5,401.8 million as of December 31, 2018. The increase of R$ 576.8 million, or 10.7%, is demonstrated in the chart below:

(in million Reais)	2019	2018
Finished products	2,080.7	1,688.0
Products under processing	450.8	339.5
Raw materials and consumer items	2,637.4	2,624.3
Stockroom and others	602.6	597.0
Early payments	328.3	304.4
Provision for losses	(121.2)	(151.4)
	5,978.6	5,401.8

Income tax, social contribution and Other tax receivable

As of December 31, 2019, the balance of taxes and contributions receivable, current and noncurrent, amounted to R$ 9,077.1 million, compared to R$ 6,522.9 million as of December 31, 2018. The variation in the balances is mainly explained by the recognition of PIS/COFINS credits.

Property, plant and equipment

	2019	2018
Property, plant and equipment	20,547.7	20,100.4
Right of use asset	2,028.6	1,537.6
	22,576.3	21,638.0

As of December 31, 2019, the balance of property, plant and equipment amounted to R$ 22,576.3 million, compared to R$ 21,638.0 million as of December 31, 2018. The movement that resulted in a net increase of R$ 938.3 million or 4.3% is demonstrated in the chart below:

	2019					2018 (restated)
	Land and buildings	Facilities and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition Cost
Initial balance	10,375.5	28,075.7	5,690.4	1,422.0	45,563.6	39,834.9
Effect of conversion	(240.9)	(979.5)	(300.8)	(19.5)	(1,540.7)	(27.7)
Effect of application of IAS 29/CPC 42 (hyperinflation)	291.3	1,169.9	399.6	11.1	1,871.9	3,589.0
Acquisition through share exchange	-	-	-	-	-	218.4
Acquisitions through business combination	0.2	-	2.1	5.7	8.0	-
Acquisitions	14.8	606.1	147.9	3,707.1	4,475.9	3,520.5
Disposals and write-offs	(33.4)	(739.3)	(133.3)	-	(906.0)	(1,416.6)
Transfers from (to) other asset categories	479.3	1,543.1	561.6	(2,942.2)	(358.2)	(162.9)
Others	-	-	-	-	-	8.0
Final balance	10,886.8	29,676.0	6,367.5	2,184.2	49,114.5	45,563.6

Depreciation and Impairment
Initial balance	(3,031.4)	(18,246.6)	(4,185.2)	-	(25,463.2)	(21,012.6)
Effect of conversion	23.9	549.1	237.9	-	810.9	(129.7)
Effect of application of IAS 29/CPC 42 (hyperinflation)	(51.1)	(686.0)	(288.1)	-	(1,025.2)	(1,908.7)
Write-off through equity interest	-	-	-	-	-	(20.5)
Depreciation	(350.3)	(2,516.6)	(663.2)	-	(3,530.1)	(3,536.9)
Loss due to reduction of the recovery amount	(0.8)	(140.5)	(11.7)	-	(153.0)	(180.0)
Disposals and write-offs	9.9	650.3	123.8	-	784.0	1,351.8
Transfers (from) to other asset categories	(0.7)	(0.5)	1.4	-	0.2	(30.7)
Others	-	9.6	-	-	9.6	4.1
Final balance	(3,400.5)	(20,381.2)	(4,785.1)	-	(28,567.1)	(25,463.2)
Book value:					-
December 31, 2018	7,344.1	9,829.1	1,505.2	1,422.0	20,100.4	20,100.4
December 31, 2019	7,486.3	9,294.8	1,582.1	2,184.3	20,547.7

Right of use assets:

	2019				2018
					(Restated)
	Properties	Machines and Equipment	Others	Total	Total
Acquisition Cost
Initial balance	972.5	1,343.3	78.3	2,394.1	2,309.5
Effect of conversion	17.7	0.6	1.2	19.5	14.5
Acquisitions	849.2	41.3	8.3	898.8	70.1
Transfers (from) to other asset categories	31.8	-	16.9	48.7	-
Final balance	1,871.2	1,385.2	104.7	3,361.1	2,394.1

Depreciation and Impairment
Initial balance	(308.4)	(490.7)	(57.4)	(856.5)	(426.7)
Effect of conversion	(4.6)	(0.5)	(0.6)	(5.7)	(1.0)
Depreciation	(173.3)	(263.3)	(30.6)	(467.2)	(428.8)
Transfers (from) to other asset categories	(8.2)	(2.4)	7.5	(3.1)	-
Final balance	(494.5)	(756.9)	(81.1)	(1,332.5)	(856.5)
Book value:
December 31, 2018	664.1	852.6	20.9	1,537.6	1,537.6
December 31, 2019	1,376.7	628.3	23.7	2,028.6

Intangible Assets

As of December 31, 2019, the balance of the intangible assets amounted to R$ 6,306.4 million, compared to R$ 5,840.6 million, as of December 31, 2018. The net increase of R$ 465.8 million, or 8.0%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”.

Goodwill

As of December 31, 2019, the balance of goodwill amounted to R$ 35,009.9 million, compared to R$ 34,276.2 million as of December 31, 2018. The movement that resulted in a net increase of R$ 733.7 million is demonstrated in the chart below:

	2019	2018
Initial Balance	34,276.2	31,401.9
Effect of foreign-exchange variation	16.1	1,224.8
Effect of application of IAS 29/CPC 42 (hyperinflation)	691.2	1,686.5
Acquisition, (write-off) and exchange of subsidiaries	26.4	(37.0)
Final balance	35,009.9	34,276.2

Liabilities

Accounts payable

As of December 31, 2019, the balance of the current accounts payable amounted to R$ 15,069.6 million, compared to R$ 14,050.0 million as of December 31, 2018, an increase of R$ 1,019.6 million or 7.3%. The balance of non-current accounts payable amounted to R$ 309.6 million as of December 31, 2019, compared to R$ 126.1 million in the same period in 2018, an increase of R$ 183.5 million, or 146.0%.

Loans and financing

The current and non-current loans and financing amounted to R$ 3,062.8 million as of December 31, 2019, compared to R$ 4,103.6 million as of December 31, 2018, a reduction of R$ 1,040.8 million, or -25.4% in the gross indebtedness in the year ended on December 31, 2019.

Income tax and social contribution

As of December 31, 2019, the balance of current and non-current income tax and social contribution amounted to R$ 3,613.8 million, compared to R$ 3,786.4 million as of December 31, 2018, a reduction of R$ 172.6 million, explained mainly by the payment of the installments regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$ 1.0 billion was paid in 2017, and the remaining is being paid in 145 monthly installments as from January 2018, added by interests.

In addition, the balance of the income tax and social contribution is also a result of a lower effective tax rate, which, in 2019, was 5,8%, compared to an effective tax rate of 13.5% in 2018. The main events that took place in the period and that impacted the effective tax rate were:

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed until the date hereof was of R$ 7,717.4 million, and the tax impact was  of R$ 2,623.8 million.

Equity

As of December 31, 2019, the balance of equity amounted to R$ 62,556.0 million, compared to R$ 57,454.8 million as of December 31, 2018. The main reasons for the variation in equity accounts were: (i) profit in the year of R$12,188.3 million; (ii) the effect of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”; and (iii) distribution of IOC of R$ 7,717.4 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2019, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 579.0 million in assets, compared to R$ 359.9 million in liabilities as of December 31, 2018. The variation of R$ 938.9 million is described in the charts below, which demonstrate the composition of the deferred tax per origin of the temporary difference.

(in million Reais)	2019
	Assets	Liabilities	Net
Financial Investments	10.0	-	10.0
Intangible	-	(1,067.5)	(1,067.5)
Employee Benefits	750.0	(3.9)	746.1
Accounts payable	2,330.3	(246.6)	2,083.7
Accounts receivable	45.5	(3.3)	42.2
Derivatives	38.9	(217.2)	(178.3)
Loans and financing	-	-	-
Inventories	372.0	(67.1)	304.9
Property, plant and equipment	290.4	(1,423.4)	(1,133.0)
Withholding tax on non-distributed dividends and royalties	-	(1,115.1)	(1,115.1)
Investments	-	(421.6)	(421.6)
Tax losses to be used	877.3	(148.4)	728.9
Provisions	465.9	(2.3)	463.6
Effect of the application of IFRS 16/CPC 06 (Leases)	44.6	(1.9)	42.7
Other items	89.0	(16.6)	72.4
Gross deferred tax assets/(liabilities)	5,313.9	(4,734.9)	579.0
Reclassification for net presentation	(2,363.8)	2,363.8	-
Net deferred tax assets/(liabilities)	2,950.1	(2,371.1)	579.0

(in million Reais)	2017
	Assets	Liabilities	Net
Financial Investments	10.0	-	10.0
Intangible	-	(1,031.1)	(1,031.1)
Employee Benefits	614.8	-	614.8
Accounts payable	1,807.8	(271.9)	1,535.9
Accounts receivable	41.3	(2.3)	39.0
Derivatives	18.7	(304.2)	(285.5)
Loans and financing	2.5	(78.5)	(76.0)
Inventories	266.7	(44.8)	221.9
Property, plant and equipment	109.6	(1,386.4)	(1,276.8)
Withholding tax on non-distributed dividends and royalties	-	(863.8)	(863.8)
Investments	-	(421.6)	(421.6)
Tax losses to be used	791.0	-	791.0
Provisions	363.1	(24.0)	339.1
Effect of the application of IFRS 16/CPC 06 (Leases)	47.2	-	47.2
Other items	50.6	(54.6)	(4.0)
Gross deferred tax assets/(liabilities)	4,123.3	(4,483.2)	(359.9)
Reclassification for net presentation	(2,058.6)	2,058.6	-
Net deferred tax assets/(liabilities)	2,064.7	(2,424.6)	(359.9)

Comparative analysis of Balance Sheets as of December 31, 2018 and December 31, 2017

(in million of Reais, except percentages)
	December 31
	2018	Vertical Analysis	2017	Vertical Analysis	Variation 2018/2017
Assets

Cash and cash equivalents	11,463.5	12.0%	10,354.5	11.7%	10.7%
Financial investments	13.4	0.0%	11.9	0.0%	12.6%
Derivative financial instruments	220.0	0.2%	350.0	0.4%	-37.1%
Accounts receivable	4,879.3	5.1%	4,944.8	5.6%	-1.3%
Inventories	5,401.8	5.6%	4,319.0	4.9%	25.1%
Tax and social contribution receivable	1,285.4	1.3%	2,770.4	3.1%	-53.6%
Other tax receivable	863.3	0.9%	600.2	0.7%	43.8%
Other assets	1,202.9	1.3%	1,367.3	1.5%	-12.0%
Current assets	25,329.6	26.5%	24,718.1	27.8%	2.5%

Financial investments	147.3	0.2%	122.0	0.1%	20.7%
Derivative financial instruments	34.9	0.0%	35.2	0.0%	-0.9%
Tax and social contribution receivable	3,834.4	4.0%	2,312.7	2.6%	65.8%
Other tax receivable	539.8	0.6%	225.0	0.3%	139.9%
Deferred income tax and social contribution	2,064.7	2.2%	2,310.9	2.6%	-10.7%
Other assets	1,687.4	1.8%	1,964.4	2.2%	-14.1%
Employee benefits	64.3	0.1%	58.4	0.1%	10.1%
Investments	257.1	0.3%	238.0	0.3%	8.0%
Property, plant and equipment	21,638.0	22.6%	20,705.1	23.3%	4.5%
Intangible assets	5,840.6	6.1%	4,674.7	5.3%	24.9%
Goodwill	34,276.2	35.8%	31,401.9	35.4%	9.2%
Non-current assets	70,384.7	73.5%	64,048.3	72.2%	9.9%

Total assets	95,714.3	100.0%	88,766.4	100.0%	7.8%

Liabilities and shareholders’ equity

Accounts payable	14,050.0	36.7%	11,853.9	29.0%	18.5%
Derivative financial instruments	679.3	1.8%	215.1	0.5%	215.8%
Loans and financing	1,941.2	5.1%	1,699.4	4.2%	14.2%
Overdraft account	-	0.0%	1.8	0.0%	-100.0%
Salaries and charges	851.6	2.2%	1,047.2	2.6%	-18.7%
Dividends and interest on shareholders’ equity payable	807.0	2.1%	1,778.6	4.4%	-54.6%
Income tax and social contribution payable	1,558.6	4.1%	1,668.4	4.1%	-6.6%
Taxes, charges and contributions payable	3,781.6	9.9%	3,825.4	9.4%	-1.1%
Put option granted on interest in controlled company and other liabilities	1,366.6	3.6%	6,807.9	16.7%	-79.9%
Provisions	173.0	0.5%	169.0	0.4%	2.4%
Current liabilities	25,208.9	65.9%	29,066.7	71.2%	-13.3%

Accounts payable	126.1	0.3%	175.1	0.4%	-28.0%
Derivative financial instruments	2.5	0.0%	2.4	0.0%	4.2%
Loans and financing	2,162.4	5.7%	2,831.2	6.9%	-23.6%
Deferred income tax and social contribution	2,424.6	6.3%	2,329.2	5.7%	4.1%
Income tax and social contribution payable (i)	2,227.8	5.8%	2,418.0	5.9%	-7.9%
Taxes, charges and contributions payable	675.6	1.8%	771.6	1.9%	-12.4%
Put option granted on interest in controlled company and other liabilities	2,661.8	7.0%	429.1	1.1%	520.3%
Provisions	426.2	1.1%	512.6	1.3%	-16.9%
Employee benefits	2,343.7	6.1%	2,310.7	5.7%	1.4%
Non-current liabilities	13,050.7	34.1%	11,779.9	28.8%	10.8%
			-
Total liabilities	38,259.6	100.0%	40,846.6	100.0%	-6.3%

Shareholders’ equity
Capital stock	57,710.2	60.3%	57,614.1	64.9%	0.2%
Reserves	70,122.6	73.3%	63,298.1	71.3%	10.8%
Adjustment to equity valuation	(71,584.8)	-74.8%	(74,966.6)	-84.5%	-4.5%
Controlling shareholders’ equity	56,248.0	58.8%	45,945.6	51.8%	22.4%
Non-controlling interest	1,206.8	1.3%	1,974.0	2.2%	-38.9%
Total shareholders’ equity	57,454.8	60.0%	47,919.6	54.0%	19.9%

Total liabilities and shareholders’ equity	95,714.4	100.0%	88,766.2	100.0%	7.8%

170

Assets

Cash and cash equivalents

As of December 31, 2018, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 11,476.9 million, compared to R$10,366.4 million as of December 31, 2017. The increase of R$ 1,110.5 million, or 10.7%, is a result particularly from (i) a stronger operational performance; (ii) a significant increase in the accounts payable; (iii) a reduction in the income tax and social contribution paid in 2018; and (iv) lower outflows related to the repayment of borrowings.

Accounts receivable

As of December 31, 2018, the balance of receivables amounted to R$ 4,879.3 million, compared to R$ 4,944.8 million as of December 31, 2017, a reduction of R$ 65.5 million, or -1.3%.

Inventories

As of December 31, 2018, the balance of inventories amounted to R$ 5,401.8 million, compared to R$ 4,319.0 million as of December 31, 2017. The increase of R$ 1,082.8 million, or 25.1%, is demonstrated in the chart below:

(in million Reais)	2018	2017
Finished products	1,688.0	1,528.4
Products under processing	339.5	309.6
Raw materials	2,517.3	1,816.3
Production materials	107.0	77.3
Stockroom and others	597.0	476.9
Early payments	304.4	210.9
Provision for losses	(151.4)	(100.4)
	5,401.8	4,319.0

Income tax and social-contribution receivable

As of December 31, 2018, the balance of taxes and contributions receivable, current and noncurrent, amounted to R$ 6,522.9 million, compared to R$5,908.2 million as of December 31, 2017. The increase was due mainly to the accumulation of credits from abroad to be offset in subsequent years.

Property, plant and equipment

	2018	2017
Property, plant and equipment	20,100.4	18,822.3
Right of use asset	1,537.6	1,882.8
	21,638.0	20,705.1

As of December 31, 2018, the balance of property, plant and equipment amounted to R$ 21,638.0 million, compared to R$ 20,705.1 million as of December 31, 2017. The movement that resulted in a net increase of R$ 932.9 million or 4.5% is demonstrated in the chart below:

(in million Reais)	2018						2017
	Land and buildings	Facilities and equipment	Fixtures and fittings	Under construction	Right of use Asset	Total	Total
Acquisition Cost
Initial balance	8,961.8	24,538.8	5,076.4	1,258.0	2,309.5	42,144.4	37,419.4
Effect of foreign-exchange variation	118.6	(52.7)	(110.8)	17.2	14.5	(13.2)	31.4
Effect of application of IAS 29/CPC 42 (hyperinflation)	630.0	2,301.5	566.6	91.0	-	3,589.0	-
Effect of the application of IFRS 16/CPC 06 (Leases)	-	-	-	-	70.1	70.1	2,296.7
Acquisition through share exchange	100.5	117.7	0.1	0.2	-	218.4	204.2
Acquisitions	18.8	574.6	141.0	2,786.1	-	3,520.5	3,175.5
Disposals and write-offs	(39.2)	(1,007.8)	(369.6)	-	-	(1,416.6)	(706.8)
Transfers from (to) other asset categories	585.0	1,595.7	386.8	(2,730.3)	-	(162.9)	(310.9)
Others	-	8.0	-	-	-	7.9	35.0
Final balance	10,375.5	28,075.8	5,690.5	1,422.2	2,394.1	47,957.6	42,144.5

Depreciation and Impairment
Initial balance	(2,585.7)	(14,973.5)	(3,453.4)	-	(426.7)	(21,439.3)	(18,265.5)
Effect of foreign-exchange variation	(39.7)	(141.0)	51.1	-	(1.0)	(130.7)	(118.5)
Effect of application of IAS 29/CPC 42 (hyperinflation)	(110.7)	(1,366.7)	(431.4)	-	-	(1,908.7)	-
Write-off through equity interest	(0.8)	(19.8)	-	-	-	(20.5)	-
Depreciation	(327.9)	(2,500.8)	(708.1)	-	(428.8)	(3,965.7)	(3,625.2)
Loss due to reduction of the recovery amount	(36.4)	(160.8)	17.2	-	-	(180.0)	(125.2)
Disposals and write-offs	68.8	945.3	337.7	-	-	1,351.8	654.3
Transfers (from) to other asset categories	1.1	(33.5)	1.7	-	-	(30.7)	32.9
Others	-	4.0	-	-	-	4.0	7.8
Final balance	(3,031.3)	(18,246.8)	(4,185.2)	-	(856.5)	(26,319.8)	(21,439.4)
Book value:
December 31, 2017	6,376.1	9,565.3	1,623.0	1,258.0	1,882.8	20,705.1	20,705.1
December 31, 2018	7,344.2	9,829.0	1,505.3	1,422.2	1,537.6	21,637.8

Intangible Assets

As of December 31, 2018, the balance of the intangible assets amounted to R$ 5,840.6 million, compared to R$ 4,674.7 million, as of December 31, 2017. The net increase of R$1,165.9 million, or 24.9%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”, in addition to the impact of currency conversion.

Goodwill

As of December 31, 2018, the balance of goodwill amounted to R$ 34,276.2 million, compared to R$ 31,401.9 million as of December 31, 2017. The movement that resulted in a net increase of R$ 2,874.3 million is demonstrated in the chart below:

	2018	2017
Initial Balance	31,401.9	30,511.2
Effect of foreign-exchange variation	1,224.8	489.7
Effect of application of IAS 29/CPC 42 (hyperinflation)	1,686.5	-
Acquisition, (write-off) and exchange of subsidiaries	(37.0)	401.0
Final balance	34,276.2	31,401.9

Liabilities

Accounts payable

As of December 31, 2018, the balance of the current accounts payable amounted to R$ 14,050.0 million, compared to R$ 11,854.0 million as of December 31, 2017, an increase of R$ 2,196.0 million or 18.5%. The balance of non-current accounts payable amounted to R$126.1 million as of December 31, 2018, compared to R$ 175.1 million in the same period in 2017, a reduction of R$ 49.0 million, or -28.0%.

Loans and financing

The current and non-current loans and financing amounted to R$ 4,103.6 million as of December 31, 2018, compared to R$ 4,530.6 million as of December 31, 2017, a reduction of R$ 427.0 million, or -9.4% in the gross indebtedness in the year ended on December 31, 2018.

Income tax and social contribution

As of December 31, 2018, the balance of current and non-current income tax and social contribution amounted to R$3,786.4 million, compared to R$ 4,086.4 million as of December 31, 2017, a reduction of R$ 300.1 million, explained mainly by the payment of the installments to be paid in 2018 regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$1.0 billion was paid in 2017, and the remaining shall be paid in 145 monthly installments as from January 2018, added by interests.

In addition, the balance of the income tax and social contribution is also a result of a lower effective tax rate, which, in 2018, was 13.6%, compared to an effective tax rate of 39.3% in 2017, much impacted by the adhesion to PERT, mentioned above. The main events that took place in the period and that impacted the effective tax rate were:

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed until the date hereof was of R$ 5,030.5 million, and the tax impact was  of R$ 1,710.4 million.

Equity

As of December 31, 2018, the balance of equity amounted to R$ 57,454.8 million, compared to R$ 47,919.6 million as of December 31, 2017. The main reasons for the variation in equity accounts were: (i) profit in the year of R$ 11,347.7 million; (ii) the effect of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule of highly inflationary economy”; (iii) gains on the conversion of operations abroad amounting to R$ 1,766.6 million; and (iv) distribution of dividends and IOC of R$ 7,793.0 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2018, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 359.9 million liable, compared to R$ 18.3 million liable as of December 31, 2017. The variation of R$ 342.6 million is described in the charts below, which demonstrates the composition of the deferred tax per origin of the temporary difference.

(in million Reais)	2018
	Assets	Liabilities	Net
Financial Investments	10.0	-	10.0
Intangible assets	-	(1,031.1)	(1,031.1)
Employee Benefits	614.8	-	614.8
Accounts payable	1,807.8	(271.9)	1,535.9
Accounts receivable	41.3	(2.3)	39.0
Derivatives	18.7	(304.2)	(285.5)
Loans and financing	2.5	(78.5)	(76.0)
Inventories	266.7	(44.8)	221.9
Property, plant and equipment	109.6	(1,386.4)	(1,276.8)
Withholding tax on non-distributed dividends and royalties	-	(863.8)	(863.8)
Investments	-	(421.6)	(421.6)
Tax losses to be used	791.0	-	791.0
Provisions	363.1	(24.0)	339.1
Effect of the application of IFRS 16/CPC 06 (Leases)	47.2	-	47.2
Other items	50.6	(54.6)	(4.0)
Gross deferred tax assets/(liabilities)	4,123.3	(4,483.2)	(359.9)
Reclassification for net presentation	(2,058.6)	2,058.6	-
Net deferred tax assets/(liabilities)	2,064.7	(2,424.6)	(359.9)

(in million Reais)	2017
	Assets	Liabilities	Net
Financial Investments	39.0	-	39.0
Intangible assets	-	(719.5)	(719.5)
Employee Benefits	631.1	-	631.1
Accounts payable	1,382.4	(314.2)	1,068.2
Accounts receivable	52.3	-	52.3
Derivatives	6.8	(5.8)	1.0
Loans and financing	-	-	-
Inventories	248.7	(18.1)	230.6
Property, plant and equipment	-	(920.5)	(920.5)
Withholding tax on non-distributed dividends and royalties	-	(788.6)	(788.6)
Investments	-	(421.6)	(421.6)
Tax losses to be used	501.0	-	501.0
Provisions	347.3	(39.7)	307.6
Effect of the application of IFRS 16/CPC 06 (Leases)	31.6		31.6
Other items	-	(30.5)	(30.5)
Gross deferred tax assets/(liabilities)	3,240.1	(3,258.5)	(18.3)
Reclassification for net presentation	(929.3)	929.3	-
Net deferred tax assets/(liabilities)	2,310.9	(2,329.2)	(18.3)

Comparative analysis of Operational Results as of December 31, 2019 and December 31, 2018

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	Years ended on December 31
	2019	Vertical Analysis	2018	Vertical Analysis	Variation 2019/2018
Net revenue	52,599.7	100.0%	50,231.3	100.0%	4.7%
Cost of products sold	(21,678.2)	-41.2%	(19,249.4)	-38.3%	12.6%
Gross profit	30,921.5	58.8%	30,981.9	61.7%	-0.2%

Logistic expenses	(6,951.4)	-13.2%	(6,607.2)	-13.2%	5.2%
Commercial expenses	(5,696.1)	-10.8%	(5,721.3)	-11.4%	-0.4%
Administrative expenses	(2,680.0)	-5.1%	(2,363.5)	-4.7%	13.4%
Other operational income (expenses)	878.1	1.7%	947.3	1.9%	-7.3%
Operational earnings before non-recurring items	16,472.1	100.0%	17,237.2	34.3%	4.7%

Result from the exchange of equity interests	-	0.0%	30.0	0.1%	-100.0%
Restructuring	(101.8)	-0.2%	(175.5)	-0.3%	-42.0%
Result from the sale of a subsidiary	-	0.0%	78.6	0.2%	-100.0%
Acquisition of subsidiaries	-	0.0%	(1.5)	0.0%	-100.0%
Effect of application of IAS 29/CPC 42 (hyperinflation)	(5.4)	0.0%	(18.0)	0.0%	-70.0%
State Amnesty	(290.1)	-0.6%	-	0.0%	ns
Operational earnings	16,074.8	30.6%	17,150.8	34.1%	-6.3%

Financial expenses	(4,748.4)	-9.0%	(4,684.2)	-9.3%	1.4%
Financial income	1,638.9	3.1%	653.9	1.3%	150.6%
Net financial result	(3,109.5)	-5.9%	(4,030.3)	-8.0%

Interest in the results of jointly-controlled undertakings	(22.3)	0.0%	1.0	0.0%	-2,330.0%
Earnings before income tax and social contribution	12,943.0	24.6%	13,121.5	26.1%	-1.4%

Income tax and social contribution	(754.7)	-1.4%	(1,773.9)	-3.5%	-57.5%
Net profits of the period	12,188.3	23.2%	11,347.6	22.6%	7.4%
Controlling shareholder’s equity	11,780.0		10,995.0
Non-controlling shareholder’s equity	408.4		352.7

* Discrepancy in the sums of the amounts is due to rounding.

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2019 and 2018:

	2019					2018
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	28,724.5	6,757.9	10,028.7	7,088.6	52,599.7	26,814.2	5,813.9	10,753.9	6,849.3	50,231.3
Cost of products sold	(12,096.3)	(2934.1)	(3,998.0)	(2,649.8)	(21,678.2)	(10,014.8)	(2,559.1)	(4,261.7)	(2,413.8)	(19,249.4)
Gross profits	16,628.2	3,823.8	6,030.7	4,438.8	30,921.5	16,799.4	3,254.8	6,492.2	4,435.5	30,981.9
Administrative, sales and marketing expenses	(8,585.7)	(1,494.0)	(2,540.5)	(2,707.3)	(15,327.5)	(8,127.4)	(1,470.9)	(2,580.4)	(2,513.3)	(14,692.0)
Other operational income (expenses)	826.4	85.8	(18.0)	(16.1)	878.1	965.0	20.1	(24.6)	(13.1)	947.3
Non-recurring items	(328.2)	(17.1)	(51.9)	-	(397.2)	(43.7)	62.5	(88.4)	(16.8)	(86.4)
Operating income	8,540.7	2,398.5	3,420.4	1,715.4	16,074.9	9,593.2	1,866.4	3,798.9	1,892.4	17,150.9

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay and Chile.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of products sold

The total cost of sales increased 12.6% in the year ended on December 31, 2019, reaching R$ 21,678.2 million, compared to R$ 19,249.4 million in the same period in 2018. As a percentage of the Company’s net revenue, the total cost of sales increased to 41.2% in 2019, in relation to 38.3% in 2018.

Cost of products sold per hectoliter

	Year ended on December 31
	2019	2018	% Variation
	(in Reais, except for percentages)
Brazil	113.3	98.5	14.9%
Brazil Beer(1)	125.1	105.6	18.4%
NAB(2)	77.5	75.5	2.8%
CAC(3)	211.7	194.5	8.8%
Latin America South	121.2	125.5	-3.4%
Canada	276.4	242.8	13.8%
Company Consolidated	132.8	121.3	9.5%

(1) Beer and “future beverages” operations of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 20.8% in the year ended on December 31, 2019, reaching R$ 12,096.3 million in relation to R$ 10,014.8 million in the same period in 2018. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 14.9% in the year ended on December 31, 2019, reaching R$ 113.3/hl in relation to R$ 98.5/hl in the same period in 2018.

Beer Operation in Brazil

The cost of products sold in the beer and “future beverages” operation in Brazil increased 22.2%, reaching R$ 10,037.9 million in the year ended on December 31, 2019. The cost of products sold, per hectoliter, increased 18.4%. The main factors that contributed to such increase was a depreciation of Real against the US dollar, impacting the cost of our raw materials indexed to US dollar, and the increase of commodities prices, particularly barley.

Beverages operation (“NAB”) in Brazil

The cost of products sold in the non-alcoholic beverages operation in Brazil increased 14.3%, reaching R$ 2,058.4 million. The cost of products sold per hectoliter increased 2.8%, amounting to R$77.5/hl, negatively impacted by a depreciation of Real against US dollar, impacting the cost of our raw materials indexed by US Dollar, which was partially offset by the reduction of the sugar price.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 14.7% in 2019, reaching R$ 2,934.1 million. The cost of products sold per hectoliter increased 8.8% in reported terms, but increased 3.1% in organic terms, disregarding effects of currency variation in the conversion to Reais. The increase of the cost per hectoliter in local currency is explained by increased costs associated with higher sales volume and by increased costs to supply the Panamanian market with no disruption, as our current infrastructure in Panama was unable to support the strong sales volume growth since 2017, leading to production capacity restraints in the country.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 3,998.0 million in 2019, representing a reduction of 6.2% compared to 2018. The cost of products sold, per hectoliter, decreased 3.4 % in reported terms, but increased 16.5% in organic terms, disregarding effects of currency variation in the conversion to Reais, changes to the scope of the operation, regarding the perpetual licensing agreement to Quilmes (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) constitution, acquisition or disposal of equity interest – Perpetual licensing agreement to Quilmes). The main factors that explain such an increase in local currency are the general inflation in Argentina and the depreciation of Argentinean Peso against US Dollar, which raised the cost of our raw materials indexed to US Dollar.

Operations in Canada

The cost of products sold in our operations in Canada increased 9.8% in the year ended on December 31, 2019, amounting to R$ 2,649.8 million compared to the same period in the previous year. The cost of products sold, per hectoliter, increased 13.8% in reported terms, but increased 7.9% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in local currency is the inflation of our raw material due to the increase of commodities prices, particularly aluminum.

Gross profit

The gross profit decreased 0.2% in the year ended on December 31, 2019, amounting R$ 30,921.6 million, compared to R$ 30,981.9 million in the same period of 2018. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2019			2018
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	16,628.2	53.8%	58%	16,799.4	54.2%	63%
Beer Brazil(1)	14,266.3	46.1%	59%	14,794.3	47.8%	64%
NAB(2)	2,361.9	7.6%	53%	2,005.2	6.5%	53%
CAC(3)	3,823.9	12.4%	57%	3,254.8	10.5%	56%
Latin America South	6,030.7	19.5%	60%	6,492.2	21.0%	60%
Canada	4,438.8	14.4%	63%	4,435.5	14.3%	65%
Company Consolidated	30,921.6	100.0%	59%	30,981.9	100.0%	62%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company amounted to R$ 15,327.5 million in the year ended on December 31, 2019, representing an increase of 4.3% compared to the same period in 2018. The analysis of the administrative, distribution, and sales and marketing expenses in each of the business units is as follows.

Brazilian Operations

The administrative, distribution, and sales and marketing expenses, in Brazil, amounted to R$ 8,585.7 million in the year ended on December 31, 2019, an increase of 5.6% compared to the same period in 2018.

Beer Operation in Brazil

The administrative, distribution, and sales and marketing expenses amounted to R$ 7,252.6 million in the year ended on December 31, 2019, an increase of 2.9% compared to the same period in 2018, mainly explained by an increase in administrative expenses driven by higher variable remuneration provisions, an increase in distribution expenses, in line with inflation and a high depreciation. Such effects were partially offset by lower expenses with sales and marketing due to efficiency gains.

Non-alcoholic and beverages operation in Brazil (“NAB”)

The administrative, distribution, and sales and marketing expenses related to the non-alcoholic beverages segment amounted to R$ 1,333.2 million in the year ended on December 31, 2019, an increase of 23.8% compared to the same period in 2018, mainly explained by higher sales and marketing expenses, reflecting the volume growth and our continued investment in our brands; by slightly higher distribution expenses, mainly driven by inflation; by a higher depreciation; and by an increase in administrative expenses, mainly due to higher variable remuneration provisions.

Operation in Central America and the Caribbean (“CAC”)

The administrative, distribution, and sales and marketing expenses related to the Company’s operations in CAC amounted to R$ 1,494.0 million in the year ended on December 31, 2019, an increase of 1.6% compared to the same period in 2018, mainly as a consequence of the impact of the currency conversion and of higher depreciation. In organic terms, disregarding the effects of the foreign-exchange variations and of changes to the scope of the operation, our administrative, distribution, and sales and marketing expenses decreased 4.2%, reflecting the efficiency gains in sales and marketing and administrative expenses in the region.

Operations in Latin America South (“LAS”)

The administrative, distribution, and sales and marketing expenses of the Company in LAS amounted to R$ 2,540.5 million in the year ended on December 31, 2019, an increase of 1.5%, if compared to the same period in 2018, since the increase of the logistic and administrative expenses driven, above all, by the high inflation in Argentina, was offset by the impact of the currency conversion. In organic terms, disregarding the effects of the foreign-exchange variation and changes to the scope of the operation, our administrative, distribution, and sales and marketing expenses increased 25.2%, mainly impacted by inflationary pressures in Argentina, but still below the weighted inflation of the region.

Operations in Canada

The administrative, distribution, and sales and marketing expenses in our operation in Canada amounted to R$ 2,707.3 million in the year ended on December 31, 2019, an increase of 7.7%, if compared to the same period in 2018, as a result of a negative effect of the currency conversion. In organic terms, disregarding the effects of foreign-exchange variation, our administrative, distribution, and sales and marketing expenses increased 2.1%, explained by higher administrative expenses, due to higher variable compensation provisions, partially offset by efficiency gains in sales and marketing and distrubution initiatives.

Other Net Operational Income (Expenses)

The net balance of other operational income and expenses related to the year of 2019 posted gains of R$ 878.1 million, compared to gains of R$ 947.3 million reported in 2018. The decrease of 7.3% is explained mainly by a reduction of government grants related to long-term tax incentives of ICMS, due to a geographic mix of revenues and the expiration of a tax incentive in the state of Santa Catarina.

Non-recurring items

The non-recurring items amounted to an expense of R$ 397.2 million in 2019, compared to an expense of R$ 86.4 million reported in 2018. The expenses recorded in 2019 were mainly (i) due to an amnesty program in the State of Mato Grosso, in connection with requirements imposed in the context of the final validation of fiscal incentives granted by such state in the past, without the formal acceptance of other states; and (ii) by restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Operating Income

The operating income decreased 6.3% in the period ended on December 31, 2019, reaching R$16.074.9 million in relation to the amount of R$ 17,150.9 million in the same period in 2018, mainly as a result of higher costs, partially offset by the increase of revenue.

Net Financial Result

The financial result in the period ended on December 31, 2019 was an expense of R$ 3,109.6 million compared to an expense of R$ 4,030.3 million in 2018. The decrease of 22.8% was driven by (i) higher interest income, driven by our cash balance, mainly in Reais, US dollars and Canadian dollars, and the recovery of a tax claim; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results.. Such effects above were partially offset by (i) higher losses on derivative instruments, mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, and; and (ii) higher losses on non-derivative monetary financial instruments related to non-cash expenses due to exchange rate variation on intercompany loans held in local currency, mainly Brazilian reais and the Argentine peso. The finance result includes the impact of a non-recurring financial expense amounting to R$ 18.2 million, explained by the payment of amnesty in the state of Mato Grosso in Brazil, partially offset by intercompany transactions with no cash effect.

The total debt of the Company in the period ended on December 31, 2019 reduced R$ 1,040.9 million compared to 2018, while its amount of cash and cash equivalents, net of bank overdrafts, and financial investments, increased R$ 438.3 million.

Expense with income tax and social contribution

The expenses with income tax and social contribution in 2019 amounted to R$ 754.7 million, compared to R$ 1,773.9 million registered in 2018. The effective tax rate was 5.8% against the tax rate of the previous year of R$ 13.5%. The reduction in the effective tax rate in 2019 is mainly explained by a higher interest on equity deductibility benefit resulting from a higher payment of interest on equity in 2019.

Net Profit

The net profit obtained by the Company in the year ended on December 31, 2019 was R$ 12,188.3 million, representing an increase of 7.4%, if compared to R$ 11,347.7 million in 2018, while adjusted by the non-recurring items, the net profit increased 8.5% in 2019 to R$ 12,139.0 million.

Comparative analysis of Operational Results as of December 31, 2018 and December 31, 2017

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	Years ended on December 31
	2018	Vertical Analysis	2017	Vertical Analysis	Variation 2018/2017
Net revenue	50,231.3	100.0%	47,899.3	100.0%	4.9%
Cost of products sold	(19,249.4)	-38.3%	(18,028.4)	-37.7%	6.8%
Gross profit	30,981.9	61.7%	29,870.9	62.3%	3.7%

Logistic expenses	(6,607.2)	-13.2%	(6,193.8)	-13.1%	6.7%
Commercial expenses	(5,721.3)	-11.4%	(5,613.6)	-11.7%	1.9%
Administrative expenses	(2,363.5)	-4.7%	(2,620.0)	-5.5%	-9.8%
Other operational income (expenses)	947.3	1.9%	1,217.3	22.5%	-22.2%
Operational earnings before non-recurring items	17,237.2	34.3%	16,660.8	34.8%	3.5%

Result from the exchange of equity interests	30.0	0.1%	-	0.0%	ns
Restructuring	(175.5)	-0.3%	(105.5)	0.2%	66.4%
Result from the sale of a subsidiary	78.6	0.2%	-	0.0%	ns
Acquisition of subsidiaries	(1.5)	0.0%	-	0.0%	ns
Effect of application of IAS 29/CPC 42 (hyperinflation)	(18.0)	0.0%	-	0.0%	ns
State Amnesty	-	0.0%	-	0.0%	ns
Other non-recurring items	-	0.0%	(3.2)	0.1%	ns
Operational earnings	17,150.9	34.1%	16,552.1	34.6%	3.6%

Financial expenses	(4,684.2)	-9.3%	(4,488.2)	-9.4%	4.4%
Financial income	653.9	1.3%	774.4	1.6%	-15.6%
Net financial result	(4,030.3)	-8.0%	(3,713.8)	-7.8%	15.4%

Interest in the results of jointly-controlled undertakings	1.0	0.0%	(3.1)	0.0%	-132.3%
Earnings before income tax and social contribution	13,121.6	26.1%	12,835.2	26.8%	2.2%

Income tax and social contribution	(1,773.9)	-3.5%	(5,047.7)	-10.5%	-64.9%
Net profits of the period	11,347.7	22.6%	7,787.5	16.3%	45.7%
Controlling shareholder’s equity	10,995.0		7,269.0
Non-controlling shareholder’s equity	352.7		518.5

* Discrepancy in the sums of the amounts is due to rounding.

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2018 and 2017:

	2018					2017
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	26,814.2	5,813.9	10,753.9	6,849.3	50,231.3	26,353.0	4,733.0	10,769.7	6,043.5	47,899.3
Cost of products sold	(10,014.8)	(2,559.1)	(4,261.7)	(2,413.8)	(19,249.4)	(9,879.8)	(2,044.8)	(4,120.7)	(1,983.1)	(18,028.4)
Gross profits	16,799.4	3,254.8	6,492.2	4,435.5	30,981.9	16,473.2	2,688.2	6,649.0	4,060.5	29,870.9
Administrative, sales and marketing expenses	(8,127.4)	(1,470.9)	(2,580.4)	(2,513.3)	(14,692.0)	(8,359.3)	(1,330.1)	(2,487.1)	(2,250.8)	(14,427.4)
Other operational income (expenses)	965.0	20.1	(24.6)	(13.1)	947.3	1,092.7	77.8	41.2	5.6	1,217.3
Non-recurring items	(43.7)	62.5	(88.4)	(16.8)	(86.4)	(33.0)	(23.1)	(41.3)	(11.3)	(108.7)
Operating income	9,593.2	1,866.4	3,798.9	1,892.4	17,150.9	9,173.6	1,412.8	4,161.8	1,804.0	16,552.1

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay, Chile, and before December 31, 2016, Colombia, Ecuador and Peru.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of products sold

The total cost of sales increased 6.8% in the year ended on December 31, 2018, reaching R$ 19,249.4 million, compared to R$ 18,028.4 million in the same period in 2017. As a percentage of the Company’s net revenue, the total cost of sales increased to 38.3% in 2018, in relation to 37.6% in 2017.

Cost of products sold per hectoliter

	Year ended on December 31
	2018	2017	% Variation
	(in Reais, except for percentages)
Brazil	98.5	92.9	6.0%
Brazil Beer(1)	105.6	98.3	7.4%
NAB(2)	75.5	76.3	-1.0%
CAC(3)	194.5	166.6	16.7%
Latin America South	125.5	121.0	3.7%
Canada	242.8	195.7	24.1%
Company Consolidated	121.3	110.7	9.6%

(1) Beer and “future beverages” operations of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 1.4% in the year ended on December 31, 2018, reaching R$ 10,014.8 million in relation to R$9,879.8 million in the same period in 2017. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 6.0% in the year ended on December 31, 2018, reaching R$ 98.5/hl in relation to R$ 92.9/hl in the same period in 2017.

Beer Operation in Brazil

The cost of products sold in the beer and “future beverages” operation in Brazil increased 4.2%, reaching R$ 8,214.2 million in the year ended on December 31, 2018. The cost of products sold, per hectoliter, increased 7.4%. The main factor that contributed to such increase was the increase of commodities prices, particularly aluminum, which was partially offset by an appreciation of Real against US Dollar, benefiting the cost of our raw materials indexed to US Dollar.

Non-alcoholic beverages operation (“NAB”) in Brazil

The cost of products sold in the non-alcoholic beverages operation in Brazil reduced by 9.7%, reaching R$ 1,800.6 million. The cost of  products sold per hectoliter decreased 1.0%, amounting to R$75.5/hl, positively impacted by the cost of our raw materials indexed by US Dollar and by lower commodities prices, especially sugar, as well as by lower expenses with industrial depreciation, partially offset by the increase of other commodities prices, such as aluminum.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 25.2% in 2018, reaching R$ 2,559.1 million. The cost of products sold per hectoliter increased 16.7% in reported terms, but increased 6.2% in organic terms, disregarding effects of currency variation in the conversion to Reais and changes to the scope of the operation, regarding the sale of the subsidiary Barbados Bottling Co. Ltd. in June, 2018 (see item 10.3 – Events with effective or expected material effects on the Financial Statements and Income – a) introduction or divestment of operating segment). The increase of the cost per hectoliter in local currency is explained by the inflation of raw materials, as well as by increased temporary costs to supply the Panamanian market with no disruption, as our current infrastructure in Panama was unable to support the strong sales volume growth since 2017 leading to production capacity restraints in the country, partially offset by productivity gains as a function of the operational leverage.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 4,261.7 million in 2018, representing an increase of 3.4% compared to 2017. The cost of products sold, per hectoliter, increased by 3.7% in reported terms, but increased by 12.5% in organic terms, disregarding effects of currency variation in the conversion to Reais, changes to the scope of the operation, regarding the perpetual licensing agreement to Quilmes (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) constitution, acquisition or disposal of equity interest – Perpetual licensing agreement to Quilmes) and effects of the application of the accounting and disclosure rule in highly-inflationary economy (IAS 29/CPC 42) in Argentina. The main factors that explain such an increase in local currency are the general inflation in Argentina, partially offset by the impact of the variation of Argentinean Peso against US Dollar on our raw materials indexed to US Dollar.

Operations in Canada

The cost of products sold in our operations in Canada increased 21.7% in the year ended on December 31, 2018, amounting to R$ 2,413.8 million compared to R$ 1,983.1 million in the same period in the previous year. The cost of products sold, per hectoliter, increased by 24.1% in reported terms, but increased by 8.5% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in local currency is the inflation of our raw material due to the increase of some commodities prices, particularly aluminum.

Gross profit

The gross profit increased 3.7% in the year ended on December 31, 2018, reaching R$ 30,981.9 million, compared to R$ 29,870.9 million in the same period of 2017. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2018			2017
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	16,799.4	54.2%	63%	16,473.2	55.1%	63%
Brazil Beer(1)	14,794.3	47.8%	64%	14,622.6	49.0%	65%
NAB(2)	2,005.2	6.5%	53%	1,850.6	6.2%	48%
CAC(3)	3,254.8	10.5%	56%	2,688.2	9.0%	57%
Latin America South	6,492.2	21.0%	60%	6,649.0	22.3%	62%
Canada	4,435.5	14.3%	65%	4,060.5	13.6%	67%
Company Consolidated	30,981.9	100.0%	62%	29,870.9	100.0%	62%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company, amounted to R$ 14,692.0 million in the year ended on December 31, 2018, representing an increase of 1.8% compared to the same period in 2017. The analysis of administrative, distribution and sales and marketing expenses in each of the business units is shown below.

Brazilian Operations

The administrative, distribution, and sales and marketing expenses in Brazil amounted to R$ 8,127.4 million in the year ended on December 31, 2018, a reduction of 2.8% if compared to the same period in 2017.

Beer Operation in Brazil

Administrative, distribution, sales and marketing expenses totaled R$ 7,050.3 million for the year ended on December 31, 2018, a reduction of 3.3% compared to the same period in 2017, explained mainly by lower administrative expenses, impacted by the provision related to the variable remuneration and lower sales and marketing expenses, due to efficiency gains. These gains were partially offset by an increase in distribution expenses, in line with inflation.

Non-alcoholic beverages (“NAB”) operations in Brazil

Administrative, distribution and sales and marketing expenses for the segment of non-alcoholic beverages totaled R$ 1,077.1 million for the year ended on December 31, 2018, an increase of 0.7% compared to the same period in 2017, mostly explained by higher sales and marketing expenses, as well as distribution, driven mainly by inflation, partially offset by lower administrative expenses, impacted by the variable remuneration provision.

Central American and Caribbean Operations (“CAC”)

Administrative, distribution and sales and marketing expenses for the Company’s operations in CAC totaled R$ 1,470.9 million for the year ended on December 31, 2018, an increase of 10.6% compared to the same period in 2017, driven principally by the impact of currency conversion, and higher expenses with distribution. In organic terms, ignoring the effects of the change in exchange rate and change in the scope of the operation, our administrative, distribution, sales and marketing expenses increased 0.6%, reflecting the corresponding growth in sales volume and higher distribution expenses, driven by inflation, partially offset by efficiency gains in expenses with sales and marketing and administrative costs in the region.

Latin America South Operations (“LAS”)

Administrative, distribution, sales and marketing expenses of the Company in LAS amounted to R$ 2,580.4 million for the year ended on December 31, 2018, an increase of 3.8%, if compared with the year 2017, since the increase of logistic and administrative costs, mainly driven by the high inflation in Argentina was more than offset by the impact of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, changes in the scope of the operation and effects of applying the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29) in Argentina, our administrative, distribution, sales and marketing expenses increased 22.0%, impacted, mainly, by inflationary pressures in Argentina, but still below the weighted inflation in the region.

Canada operations

Administrative, distribution, sales and marketing expenses of our Canada operations totaled R$2,513.3 million for the year ended December 31, 2018, an increase of 11.7% compared to 2017, as a result of a negative effect of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses decreased 2.4%, explained by efficiency gains in sales and marketing and administrative initiative.

Other Net Operating Income (Expenses)

The net balance of other operating income and operational expenses for the year 2018 showed a gain of R$ 947.3 million against a gain of R$ 1,217.3 million registered in 2017. The decrease of 22.2% is primarily explained by the reduction in government subsidies relating to long-term ICMS incentives, due to a lower volume and geographic mix of revenues, as well as losses on disposal of property, plant and equipment and intangible assets, as the application of the Accounting and Disclosure Rule of Highly Inflationary Economy (IAS 29/CPC 42) in Argentina resulted in the restatement of fixed asset values and, consequently, higher losses on disposal.

Non-Recurring Items

Non-recurring items amounted to an expense of R$ 86.4 million in 2018, compared to an expense of R$ 108.7 million in 2017. The 2018 expense is explained mainly by restructuring costs, related to centralization and sizing projects in Brazil and in the LAS.

Operating Income

Operating income increased 3.6% in the period ended on December 31, 2018, reaching R$ 17,150.9 million in relation to R$ 16,552.1 million in the same period of 2017, due primarily to higher revenue, partially offset by higher costs.

Net Financial Result

The financial result for the year ended December 31, 2018 comprised expenses of R$ 4,030.3 million compared to an expense of R$ 3,713.8 million in 2017. The increase of 8.5% was driven by (i) higher losses with derivative instruments, explained by the increase the carry cost of our currency hedges linked to the exposure of the cost in Brazil and in Argentina, as well as by non-cash expenses related to equity swaps; (ii) losses with non-derivative instruments related to non-cash expenses due to the exchange rate change in loans among the companies of the group, as a result of the depreciation of Real and of the Argentinean Peso. The finance result includes the impact of a non-recurring financial expense amounting to R$ 179.1 million regarding the foreign-exchange variation of loans settled with related parties, historically recognized in the owners’ equity and reclassified to the result of the fiscal year upon the liquidation of said loans.

The Company’s total indebtedness for the year ended December 31, 2018 decreased R$ 426.9 million compared to 2017, while its current cash and cash equivalents, net of overdrafts, and financial investments increased R$ 1,112.3 million.

Income tax and social contribution expense

Expenses for income tax and social contribution in 2018 amounted to R$ 1,773.9 million, compared to R$ 5,047.7 million recorded in 2017. The effective rate was 13.5%, against the previous year’s rate of 39.3%, since in 2017 we have been impacted for two non-recurring tax adjustments, and the main adjustment was of R$ 2,784.7 million related to PERT 2017 and the other, without cash effect, of approximately R$ 510 million related to the tax effects of the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the exercise upon the liquidation of said loans. Adjusted by the two non-recurring tax adjustments, the effective tax rate in 2017 was of 13.7% comparable to the effective tax rate of 2018.

Net Profit

The Company’s net profit for the year ended on December 31, 2018 was of R$ 11,347.7 million representing an increase of 45.7%, if compared to the R$ 7,787.5 million in 2017 while adjusted by the non-recurring items, the net profit decreased 0.5% in 2018 to R$ 11,561.6 million.

Cash Flow for the Year Ended on December 31, 2019 compared with 2018

	2019	2018	Variation
Cash flow			2019/2018
Cash flow of the operating activities	18,381.3	18,346.1	-0.2%
Cash flow of the investment activities	-4,838.6	-3,675.7	31.6%
Cash flow of financial activities	-12,283.5	-13,656.5	-10.1%
Total	1,259.2	1,013.9	24.2%

Operating activities

The Company’s cash flow from operating activities decreased 0.2%, reaching R$ 18,381.3 million in the year ended on December 31, 2019, in relation to the R$ 18,346.1 million in the same period in 2018, mainly due to (i) an increase of 14.7% in the cost of product sold (excluding depreciation and amortization) and an increase of 3.1% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), partially offset by an increase of 4.7% in the net revenues of sales, which led to a worse operating income, and; (ii) an increase in income tax paid, partially offset by an improve in the variation of working capital during 2019, with an increase of R$ 262.6 million in 2019.

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2019 amounted R$ 4,838.6 million, compared to R$ 3,675.7 million in the same period of 2018, mainly explained by an increase in investments in property, plant and equipment and intangible assets of R$ 1,498.4 million in 2019 compared to 2018, together with the greater outflows related to the acquisition of other investments.

Financial Activities

The cash flow of the financial activities in the year ended on December 31, 2019 amounted to a cash outflow of R$ 12,283.5 million, compared to the cash outflow of R$ 13,656.5 million in the same period in 2018, mainly as a result of decrease of cash used for the acquisition of non-controlling interest, due to the partial exercise, in 2018, of put option by E. León Jimenes S.A. related to the interest in the equity capital of Tenedora (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) organization, acquisition or disposal of equity interest – Renegotiation of the shareholders’ agreement of Tenedora CND). Such impact was partially offset by lower proceeds from borrowings and by higher outflows related to cash net of finance costs other than interests.

Cash Flow for the Year Ended on December 31, 2018 compared with 2017

	2018	2017	Variation
Cash flow			2018/2017
Cash flow of the operating activities	18,346.1	18,260.8	0.5%
Cash flow of the investment activities	-3,675.7	-3,073.0	19.6%
Cash flow of financial activities	-13,656.5	-13.250.9	3.1%
Total	1,013.9	1,936.9	-47.7%

Operating activities

The Company’s cash flow from operating activities increased 0.5%, reaching R$ 18,346.1 million in the year ended on December 31, 2018, in relation to the R$ 18,260.8 million in the same period in 2017, mainly due to (i) an increase of 4.9% in the net revenues, which led to an improved operating income, partially impacted by an increase of 6.5% in the cost of product sold (excluding depreciation and amortization) and an increase of 2.2% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization); (ii) a reduction of R$ 445.3 million in income tax and social contribution paid in the year; partially compensated by a slight decrease in the variation of working capital during 2018, with a reduction of R$ 11.3 million in relation to 2017.

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2018 amounted R$ 3,675.7 million, compared to the R$ 3,073.0 million in the same period of 2017, mainly explained by an increase in investments in property, plant and equipment and intangible assets of R$ 367.2 million in 2018, together with the financial investment in debt instruments.

Financial Activities

The cash flow of the financial activities of the year ended on December 31, 2018 amounted to a cash outflow of R$ 13,656.5 million compared to the cash outflow of R$ 13,250.9 million in the same period in 2017, mainly as a function of the acquisition of non-controlling shareholders, due to the partial exercise of put option by E. León Jimenes S.A. related to the interest in the equity capital of Tenedora (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) organization, acquisition or disposal of equity interest – Renegotiation of the shareholders’ agreement of Tenedora CND). Such impact was partially offset by (i) higher proceeds from borrowings; (ii) lower outflows due to the repayment of borrowings; and (iii) lower outflows related to cash net of finance costs other than interests.

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, “future beverages” and non-alcoholic beverages through the operations described in Item 10.1 above.  To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2019

The year 2019 was marked by transformative investments in our portfolio, with new liquids and new packaging, innovations that seek the long-term sustainable growth of the Company, achieving a growth in net revenue. On the other hand, we face significant cost pressures due to the increase in the raw material prices denominated in dollars.

In Brazil, beer and non-alcoholic beverages industries have resumed growth, in the face of a gradual improvement in the consumption environment. Additionally, in the beer segment in Brazil, we introduced innovations in all market segments and continue to make structural investments directed at the consumer. We launched and consolidated the Skol Puro Malte brand, which strengthens the Skol family of beers, and we move forward with the good momentum of the Brahma brand, which maintained its connection with Brazilian passion points - soccer and country music. Our portfolio of premium beers maintained a strong double-digit growth rate. Finally, to continue innovating in other beverage categories, we developed and launched the Skol Beats 150 bpm and Skol Beats GT products. We also had positive results in the non-alcoholic beverages market in Brazil, with the premium brands Tônica, Lipton, do bem, H2OH! and Gatorade. In addition, we maintained important investments in the Guaraná Antárctica brand.

In Latin America South, we faced strong macroeconomic volatility, especially in Argentina, impacting results in the region. In this scenario, we kept the focus on strengthening our brands in each country. Especially in Argentina, the Andes Origen brand, launched in the previous year, maintained an accelerated pace of growth throughout the year.

In Central America and the Caribbean, we continue with solid growth in our portfolio, with emphasis on the Modelo Especial, Corona and Presidente beers. As a consequence, we obtained an expansion of EBITDA and its margin in relation to the previous year.

In Canada, the performance of the Bud Light, Michelob Ultra, Stella Artois, Corona brands, in addition to our portfolio of specialty beers, guaranteed the maintenance of our leadership position in the beer market.

2018

In Brazil, the year 2018 was marked by a scenario of external volatility, particularly related to the following factors: (i) bad weather during summer at the beginning of the year; (ii) truckers strike in May; and (iii) uncertainty of consumers during the period preceding the elections, all of which in a context of a macroeconomic environment still under recovery. In such circumstances, both the beer and the non-alcoholic beverages industry contracted. However, we made transformational investments in our beer portfolio in Brazil, with innovations in new liquids and new packaging, involving all market segments. Particularly in the premium segment we had a strong growth of our brands, both the global and the national ones. We also kept investing in the non-alcoholic beverages segment, in which we also had a good performance of the premium brands, for instance, Lipton, Tônica, Gatorade and Do Bem. Finally, we carried out a series of initiatives through our growth platforms that contributed to the strengthening of the business and creation of long-term sustainable value.

In Central America and in the Caribbean (CAC), the favorable macroeconomic environment in most operations, as well as the continuous evolution of our commercial strategy, boosted an expansion of volume, income and EBITDA in the region.

In Latin America South (LAS), we faced, as of May 2018, an adverse macroeconomic scenario, with significant depreciation of the Argentinean Peso and high inflation. In such context, we started to report our results applying the accounting and disclosure rule in highly-inflationary economy (IAS 29/CPC 42) in Argentina as from the third quarter of the year, which exerted a relevant impact on our financial statements (see item 10.5 – Critical accounting policies – (x) Accounting and Disclosure Rule in Highly Inflationary Economy). Nevertheless, with our revenue management strategy and cost discipline in Argentina, combined with the solid performance of volume in other important markets of the region, such as Bolivia, Chile and Paraguay, we obtained solid growth of EBITDA in the local currencies.

In Canada, we faced a beer industry under pressure during the year, but kept our leading position in the market, reaching positive results with our portfolio, in the core segment with Bud Light and Michelob Ultra, in the premium segment with Stella Artois and Corona and with our craft beers.

2017

In Brazil, the results of our beer operation in 2017 improved consistently during the year, reaching an inflection point and resuming the growth. Despite the negative volume of the industry, our beer operation generated volume, revenue and EBITDA growth. Our Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages operation in Brazil was negatively impacted by the strong retraction of the soft-drink industry in Brazil. Notwithstanding, we had a good performance of the premium brands Fusion, Lipton and Do Bem, which reached positive volume results in relation to the previous year. Within this context, we are confident that the initiatives implemented by means of our commercial platforms contributed to our evolution in 2017.

In Central America and the Caribbean (CAC), we initiated our Panama operation, with a solid growth of our brand portfolio, which includes Atlas Golden Light and Stella Artois. Therefore, we had an expansion of EBITDA in the region corresponding to, approximately, 600 million of US dollars, which represents an increase of over 24% in relation to the previous year.

In Latin America South (LAS), our volume presented a solid growth, supported by the expansion of the beer market in Argentina and Paraguay, and by the good performance of our Brahma, Patagonia and Stella Artois brands.

And, in Canada, we maintained our market leadership, mainly due to the performance of Bud Light and Stella Artois and of our mixed beverage portfolio, ciders and special beers, which includes the Mill Street and Archibald brands.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Revenue – Year ended on December 31, 2019 compared to 2018

The net revenue increased 4.7% in the year ended on December, 2019, reaching R$ 52,599.7 million in relation to the R$ 50,231.3 million in the same period in 2018.

Net revenue

	Year ended on December 31
	2019		2018		% Variation
	In million Reais, except for percentages
Brazil	28,724.5	54.6%	26,814.2	53.4%	7.1%
Beer Brazil(1)	24,304.2	46.2%	23,008.5	45.8%	5.6%
NAB(2)	4,420.2	8.4%	3,805.7	7.6%	16.1%
CAC(3)	6,757.9	12.8%	5,813.9	11.6%	16.2%
Latin America South	10,028.7	19.1%	10,753.9	21.4%	-6.7%
Canada	7,088.6	13.5%	6,849.3	13.6%	3.5%
Company Consolidated	52,599.7	100.0%	50,231.3	100.0%	4.7%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

	Sales volume Year ended on December 31
	2019		2018		% Variation
	In thousands of hectoliters, except for percentages
Brazil	106,806.7	65.4%	101,642.9	64.0%	5,1%
Beer Brazil(1)	80,263.7	49.2%	77,784.2	49.0%	3,2%
NAB(2)	26,542.9	16.3%	23,858.8	15.0%	11,2%
CAC(3)	13,859.5	8.5%	13,159.8	8.3%	5,3%
Latin America South	32,991.1	20.2%	33,971.2	21.4%	-2,9%
Canada	9,585.7	5.9%	9,942.9	6.3%	-3,6%
Company Consolidate	163,243.0	100.0%	158,716.9	100.0%	2,9%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

	Net revenue per hectoliter
	Year ended on December 31
	2019	2018	%Variation
	(In Reais, except for percentages)
Brazil	268.9	263.8	1.9%
Beer Brazil(1)	302.8	295.8	2.4%
NAB(2)	166.5	159.5	4.4%
CAC(3)	487.6	441.8	10.4%
Latin America South	304.0	316.6	4.0%
Canada	739.5	688.9	7.3%
Company Consolidated	322.2	316.5	1.8%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

Brazilian Operations

The net revenue generated by our Beer and NAB operations in Brazil increased 7.1% in 2019, reaching R$ 28,724.5 million.

Beer Operation in Brazil

The net revenue from the sales of beer in Brazil in 2019 increased 5.6%, accumulating R$ 24,304.2 million, explained by an increase of 2.4% in the revenue per hectoliter, which reached R$ 302.8/hl, combined with an expansion of the sales volume of 3.2% in the period. The increase of the net revenue per hectoliter was a result of our revenue management strategy.

Non-alcoholic beverage operation in Brazil

The net revenue generated by the NAB operation in 2019 increased 16.1%, reaching R$ 4,420.2 million. The volumes increased 11.3% in 2019 in view of the gradual improvement of the consumer environment. The net revenue per hectoliter of NAB segment in Brazil increased 4.4% in 2019, reaching R$ 166.5/hl in the year, mainly due to our revenue management.

Operation in Central America and in the Caribbean

The operations in CAC presented an increase of the net revenue in 2019 of 16.2%, amounting  R$ 6,757.9 million as a function of a volume increase of 5.3% and of an increase in the net revenue per hectoliter of 10.4%, explained both by the positive effect of the foreign-exchange variation in the conversion to Reais and by an organic increase of the net revenue per hectoliter of 4.4% per year.

Operations in Latin America South

The operations in Latin America South contributed with R$ 10,028.7 million to the consolidated net revenue in 2019, representing a reduction of 6.7% mainly as a function of the negative effect of the foreign-exchange variation in the conversion to Reais, together with a reduction of 2.9% of the sales volume in the region in the year. The organic increase of the revenue was of 15.1% as a function of an organic increase in the net revenue per hectoliter of 19.0%, boosted by high inflation in Argentina and our revenue management strategy.

Operations in Canada

The operations in Canada contributed with R$ 7,088.6 million to our consolidated net revenue in 2019, an increase of 3.5% in relation to the previous year. Such result is mainly due to the positive effect of the foreign-exchange variation in the conversion to Reais. In local currency, the increase of 1.7% of our net revenue per hectoliter was more than offset by the volume decrease of 3.6% related to a weak beer industry in the year.

Net Revenue – Comparison between figures as of December 31, 2018 and 2017

Net revenue increased 4.9% in the year ended on December 31, 2018, reaching R$ 50,231.3 million compared to R$ 47,899.3 million in 2017.

	Net Revenue
	Year ended on December 31
	2018		2017		% Variation
	In million Reais, except for percentages
Brazil	26,814.2	53.4%	26,353.0	55.0%	1.8%
Beer Brazil(1)	23,008.5	45.8%	22,509.3	47.0%	2.2%
NAB(2)	3,805.7	7.6%	3,843.7	8.0%	-1.0%
CAC(3)	5,813.9	11.6%	4,733.0	9.9%	22.8%
Latin America South	10,753.9	21.4%	10,769.7	22.5%	-0.1%
Canada	6,849.3	13.6%	6,043.5	12.6%	13.3%
Company Consolidated	50,231.3	100.0%	47,899.3	100.0%	4.9%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

	Sales Volume
	Year ended on December 31
	2018		2017		% Variation
	In thousands of hectoliters, except for percentages
Brazil	101,642.9	64.0%	106,360.0	65.3%	-4.4%
Beer Brazil(1)	77,784.2	49.0%	80,233.6	49.3%	-3.1%
NAB(2)	23,858.8	15.0%	26,126.4	16.0%	-8.7%
CAC(3)	13,159.8	8.3%	12,271.8	7.5%	7.2%
Latin America South	33,971.2	21.4%	34,062.0	20.9%	-0.3%
Canada	9,942.9	6.3%	10,135.7	6.2%	-1.9%
Company Consolidated	158,716.9	100.0%	162,829.4	100.0%	-2.5%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

	Net Revenue per Hectoliter
	Year ended on December 31
	2018	2017	% Variation
	(In Reais, except for percentages)
Brazil	263.8	247.8	6.5%
Beer Brazil(1)	295.8	280.5	5.4%
NAB(2)	159.5	147.1	8.4%
CAC(3)	441.8	385.7	14.5%
Latin America South	316.6	316.2	0.1%
Canada	688.9	596.3	15.5%
Company Consolidated	316.5	294.2	7.6%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

Brazilian Operations

Net revenue from our Beer and NAB operations in Brazil increased 1.8% in 2018, reaching R$ 26,814.2 million.

Beer Operations in Brazil

Net revenue from beer sales in Brazil increased 2.2% in 2018, accumulating R$ 23,008.5 million, mainly explained by an increase of 5.4% in the revenue per hectoliter, which amounted to R$ 295.8/hl, partially impacted by a reduction of the sale volume of 3.1% in the period. The increase in the net revenue per hectoliter was the result of our revenue management strategy.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net revenue from NAB operations in 2018 decreased 1.0%, reaching R$ 3,805.7 million. The volumes dropped 8.7% in 2018, since the industry is still pressured by a challenging consumer environment. Net revenue per hectoliter in Brazil’s NAB segment increased 8.4% in 2018, reaching R$ 159.5/hl in the year, especially due to our revenue management.

Central America and the Caribbean (CAC) Operations

The CAC operations showed an increase in net revenue in 2018 of 22.8%, rising to R$ 5,813.9 million, due to a volume increase of 7.2%, and a growth of net revenue per hectoliter of 14.5%, explained by the positive effect of the exchange rate change in the conversion into Reais, and by an organic increase in net revenue per hectoliter of 4.0% in the year.

Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$ 10,753.9 million to the consolidated revenue in 2018, representing a decrease of 0.1% due to, mainly, the negative effect of the exchange rate change in the conversion into Reais, together with a reduction of 0.3% of the sales volume in the region. The organic variation in revenue was 21.5%, due to an organic variation in the net revenue per hectoliter of 22.1%, driven by high inflation in Argentina and our revenue strategy management.

Canada Operations

Our operations in Canada contributed R$ 6,849.3 million to our consolidated net revenue in 2018, corresponding to an increase of 13.3% in comparison to the previous year. This result arises from, mainly, the positive effect of the exchange rate change in the conversion to Reais. In local currency, the increase of 1.0% of our net revenue per hectoliter was almost entirely offset by a drop in the volume of 1.9% related to a weak beer industry in the year.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2019

In 2019, our costs of products sold in Brazil were negatively impacted by the hedge rate of the Real against the US Dollar, since it was higher than the average hedged rate of the previous year, throughout the the year. In addition, the prices of some commodities, especially barley and aluminum, were hedged in US Dollars at values higher than those of the previous year, during most of the year and had a negative effect in our cost of products sold. The price of the commodity sugar was hedged at lower values in relation to the previous year throughout the year, positively impacting the costs of products sold of our NAB operation. In our international operations, in general, the cost conversion into Real resulted in a negative impact, due to the depreciation of the Real against the local currencies in each operation, except for Latin America South, due to the appreciation of the Real against the Argentinean Peso. Also in Latin America South, the inflationary pressures intensified, mainly in Argentina, on the local labor and logistic costs.

2018

In 2018, our costs of products sold in Brazil were positively impacted by the hedge rate of the Real against the US Dollar, since it was lower than the average hedged rate of the previous year, mainly upon comparison among the three first quarters of the year. On the other hand, the prices of some commodities, especially aluminum, were hedged in US Dollars at values higher than those of the previous year, with a negative effect in our cost of products sold. The price of the commodity sugar was hedges during most t of the year at lower values in relation to the previous year, positively impacting the costs of products sold of our NAB operation. In our international operations, in general, the cost was negatively impacted by the depreciation of the Real against the local currencies in each operation, except for Latin America South, due to the appreciation of the  Real against the Argentinean Peso. Also in Latin America South, the inflationary pressures intensified, mainly in Argentina, on the local labor and logistic costs.

2017

In 2017, our costs of products sold in Brazil were once again severely impacted by the hedge rate of the Brazilian Real again the U.S. Dollar, since this was significantly higher than the average hedged rate of the previous year, mainly when compared to the first semester of the year. On the other hand, the prices of commodities were hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold, except for sugar, which specifically impacted the cost of sold products in the NAB operation in the country. In our international operations, in general, the costs had a positive impact by the appreciation of the Brazilian Real against the local currencies of each operation. Specifically in Latin America South, the inflationary pressures, especially in Argentina, continued to adversely affect our local labor and logistic costs.

2019 vs. 2018

Our net financial result decreased 22.8% in 2019, from an expense of R$ 4,030.3 million in 2018 to R$ 3,109.6 million. The decrease was driven by (i) higher interest income, driven by our cash balance, mainly in Reais, US dollars and Canadian dollars, and the recovery of a tax claim; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results.. Such effects above were partially offset by (i) higher losses on derivative instruments, mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, and; and (ii) higher losses on non-derivative monetary financial instruments related to non-cash expenses due to exchange rate variation on intercompany loans held in local currency, mainly Brazilian reais and the Argentine peso. The finance result includes the impact of a non-recurring financial expense amounting to R$ 18.2 million, explained by the payment of amnesty in the state of Mato Grosso in Brazil, partially offset by intercompany transactions with no cash effect

2018 vs. 2017

Our net financial result increased 8.5% in 2018, from an expense of R$ 3,713.8 million in 2017 to R$ 4,030.3 million. The increase of 8.5% was boosted by (i) higher losses with derivative instruments, explained by the increase of the carry cost of our hedges linked to our cost exposure in Brazil and Argentina, as well as by non-cash expenses related to equity swaps; and (ii) losses with non-derivative instruments related to non-cash expenses, due to the foreign-exchange variation in intercompany loans, as a function of the depreciation of Real and of the Argentinean Peso. The financial result includes the impact of a non-recurring financial expense amounting to R$ 179.1 million regarding the performance of the foreign-exchange variation of loans settled with related parties, historically recognized in equity and reclassified to the result of the year upon the settlement of such loans.

10.3 - Events with effective or expected material effects on the Financial Statements and Income

a) introduction or divestment of operating segment

In June 8, 2018, the Company we concluded the sale of all shares of our subsidiary, Barbados BottlingCo. Limited, a subsidiary that produces and distributes carbonated soft drinks in Barbados, in the amount of US$53 million, corresponding to R$ 179 million. As a result of the transaction we recorded a gain of approximately US$22 million under non-recurring items, corresponding to R$ 75 million on the date of the transaction and to R$79 million on December 31, 2018, in the result of the year.

b) organization, acquisition or disposal of equity interest

Renegotiation of the shareholders’ agreement of Tenedora CND

On December 1, 2017, Ambev notified its shareholders and the market in general that E. León Jimenes, S.A. (“ELJ”), partner of the Company in Tenedora CND, S.A. (“Tenedora”), owner of almost the totality of Cervecería Nacional Dominicana, S.A. (“CND”), would partially exercise, under the provisions of the shareholders’ agreement of Tenedora, its sale option in relation to approximately 30% of Tenedora’s capital stock,. Due to the partial exercise of said sale option, the Company would pay to ELJ the amount of, approximately, R$ 3 billion (corresponding to, approximately, USD 926.5 million) and would become the owner of 85% of Tenedora, and the remaining 15% are still owned by ELJ. In addition, considering the strategic importance of the alliance with ELJ, the Board of Directors of the Company approved, on such date, the extension of the term, from 2019 to 2022, to the exercise of the call option granted by ELJ to the Company. The operation was subject to some conditions precedent and was concluded on January 18, 2018.

Perpetual licensing agreement to Quilmes

On September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement under which AB InBev would grant a perpetual license to Quilmes in Argentina for the distribution of the Budweiser brand and other North-American brands after the recovery of the distribution rights of these brands by AB InBev from the Chilean entity Compañia Cervecerías Unidas S.A. - CCU. The agreement established the transfer of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related commercial assets, in addition to USD 50 million by Quilmes to CCU. The closing of the transaction  took place on May 2nd, 2018, after obtainment of approval, on April 27, 2018, by the Argentinean antitrust authority  (Comisión Nacional de Defensa de la Competencia) of the main operation documents and of the verification of the other usual closing conditions. The Company assessed gains of  306 million Argentinean Pesos  (corresponding to R$ 50 million on the date of the transaction and to R$ 30 million on December 31, 2018), in the result of the year arising out of the application of the accounting practice of exchange of assets involving transactions under common control registered under non-recurring items.

c) unusual events or transactions

Equity Swap Agreements

On May 15, 2019 the Board of Directors of Ambev approved the execution, by the Company or its subsidiaries, of equity swap agreements through financial institutions to be defined by the board of officers of the Company, with referenced in shares issued by the Company or American Depositary Receipts based on these shares (“ADRs”), without prejudice to the liquidation, within the regulatory term, of the equity swap agreement still in force. The liquidation of the approved equity swap agreements shall occur within up to 18 months from the referred approval date, and such agreements may result in exposure of up to 80 million common shares (of which a part or the totality may be by means of ADRs), with limit value of up to R$ 1.5 billion.

On December 19, 2019, the Board of Directors of Ambev approved the execution of new equity swap agreements, without prejudice to the liquidation, within the regulatory term, of the equity swap agreements still in force. The liquidation of the new approved equity swap agreements shall occur within up to 18 months from the referred approval date, and such agreements may result in exposure of up to 80 million common shares (of which a part or the totality may be by means of ADRs), with limit value of up to R$ 1.5 billion

On May 13, 2020, the Board of Directors of the Company approved the execution of new equity swap agreements, without prejudice to the liquidation, within the regulatory term, of the equity swap agreements still in force. The liquidation of the new approved equity swap agreements shall occur within up to 18 months from the referred approval date, and such agreements may result in exposure of up to 65 million common shares (of which a part or the totality may be by means of ADRs), with limit value of up to R$ 1.0 billion and, added to the balance of the agreements already executed in the context of the approvals of May 15, 2019 and December 19, 2019 and not yet liquidated, they may result in an exposure equivalent to up to 122,014,453 common shares (of which a part or the totality may be by means of ADRs).

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2019: Consolidated and separate financial statements.

Impacts of adoption to IFRS 16/CPC 06 (R2) Leases (in force as from January 1st, 2019) replaces the existing lease accounting requirements and represents a significant alteration in the accounting and disclosure of leases that were previously classified as operational, which impact us in items of Rights of Use Assets and Liabilities, Depreciation and Interest Expenses.

Having adopted the standard effective from January 1, 2019, the Company has adopted retrospective presentation for the consolidated financial statements. The impact on the financial statements is demonstrated below:

- Recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

- Recognition of depreciation expenses related to right-of-use assets in the income statement;

- Recognition of interest expenses in the financial result on the lease liabilities in the income statement; and

- Segregation of the payment of the leases, into a principal portion presented within the financing activities and an interest component presented in operating activities within cash flow.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16/CPC 06 (R2) specifies that the contract contains a lease if it grants the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments.

The Company carried out an inventory of the contracts, evaluating the lease terms in order to conclude whether they include a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified a significant number of contracts mainly related to the leasing of real estate from third parties, trucks, cars, forklifts and servers.

Short-term (12 months or less) and low value (USD 5,000 or less) leases were not subject to this analysis, as permitted bunder the standard. For these contracts, the Company will continue to recognize lease expenses on a straight-line basis, if applicable.

When measuring lease liabilities, the Company discounted lease payments using incremental borrowing rates. The weighted average rate applied is of 12.6% until December 31, 2018.

The Company has adopted the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

Uncertainty about Treatment of Taxes on Profit - ICPC 22/IFRIC 23 - The Company reviewed the treatments given to taxes levied on profit, in order to determine the impact on the parent company's and consolidated financial statements, as determined by IFRIC 23/ICPC 22 - Uncertainty about Treatment of Taxes on Profit.

The Company reallocated the balances previously classified in the item Provisions to the item Income tax and social contribution (IR/CSLL) payable on December 31, 2019. The amounts reclassified in 2019 were R$ 109,554 in the parent company and R$ 251,646 in the consolidation, according to Note 16. This reclassification was carried out in line with the clarification of the IFRS Interpretation Committee, which clarifies that uncertain positions on taxes on profit are part of the measurement of taxes on current or deferred income.

a.II) Regarding the financial statements for the year ended on December 31, 2018: Consolidated and separate financial statements.

There were no significant changes in the accounting policies of the consolidated and separate financial statements of December 31, 2018, as well as in the calculation methods used in relation to those presented in the financial statements for the year ended on December 31, 2017, except for those described below:

IFRS 9/CPC 48 – Financial instruments, which replaced IAS 39/CPC 38 for periods beginning as from January 1st, 2018, introduces new requirements for the classification of financial assets that depend on the business model of the entity and on the contractual characteristics of the cash flow of the financial instruments; defines a new accounting method of losses by reduction in the recoverable amount and a more effective recognition; and introduces a new  hedge accounting standard and impairment test with greater disclosure on the risk management activity. The new hedge accounting model represents a significant review of the policy and aligns the accounting treatment with the risk management activities. IFRS 9/CPC 48 also removes the volatility in the result caused by changes to the credit risks of the liabilities determined to be measured by fair value.

The Company applied IFRS 9/CPC 48 – Financial Instruments on the effective date, with no update of the comparative information for the period beginning on January 1st, 2017. Consequently, the classification and measurement of the financial instruments for the comparative periods follow the requirements provided for in IAS 39/CPC 38. The Company assessed the impact and concluded that IFRS 9/CPC 48 – Financial Instruments does not impact, in a relevant manner, its financial position, financial performance or risk management activities.

IFRS 15/CPC 47 – Revenue from Contracts with Clients requires the recognition of revenue to be made in such a manner that demonstrates the transfer of goods or services to the client for an amount that reflects the expectation of the company to receive, in exchange, the rights on such goods and services. The new applicable rule, for periods beginning as from January 1st, 2018, results in greater and improved disclosures on revenue, provides guidance for transactions not previously approached in a comprehensive manner (for instance, revenue from services and contractual amendments) and improves guidance for multiple elements.

The Company adopted IFRS 15/CPC 47 – Revenue from Contracts with Clients with the retroactive application with cumulative effect recognized on the date of initial application (January 1st, 2018). According to such approach, the accumulated effect of the initial application of the IFRS 15/CPC 47 must be recognized as an adjustment in the initial balance of equity, under retained earnings, on the date of adoption and with no restatement of previous periods, in accordance with CPC 23. On the date of implementation, the adjustment to the opening balance of equity resulted in a decrease in retained earnings in R$ 355,383, so as to reflect the amendment to the accounting policy related to certain rebates granted to clients that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

a.III) Regarding the financial statements for the year ended on December 31, 2017: Consolidated and separate financial statements.

There were no significant changes in the accounting policies of the consolidated and separate financial statements of December 31, 2017, as well as in the calculation methods used in relation to those presented in the financial statements for the year ended on December 31, 2016.

b) Significant effects of changes in accounting practices

b.I) Regarding the financial statements for the year ended on December 31, 2019:

The Company chose for the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

The following tables summarize the impacts on the adoption of the rule on the balance sheet, in the statement of income, in the comprehensive statement of income, in the statement of cash flows and in the statement of value added:

	Parent Company						Consolidated
	12/31/2018			01/01/2018			12/31/2018			01/01/2018
Balance Sheet	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Assets
Current Assets	10,646,666	-	10,646,666	11,157,284	-	11,157,284	25,329,605	-	25,329,605	24,362,690	-	24,362,690

Deferred income tax and social contribution	768,689	19,786	788,475	470,621	6,381	477,002	2,017,475	47,267	2,064,742	2,279,339	31,567	2,310,906
Investments	60,773,044	(54,206)	60,718,838	64,353,205	(50,724)	64,302,481	257,135	-	257,135	237,961	-	237,961
Property, plant and equipment	10,514,553	982,700	11,497,253	10,806,139	380,943	11,187,082	20,096,996	1,541,012	21,638,008	18,822,327	1,882,818	20,705,145
Other items, not adjusted	6,117,778	-	6,117,778	4,426,105	-	4,426,105	46,424,927	-	46,424,927	40,794,289	-	40,794,289
Non-Current Assets	78,174,064	948,280	79,122,344	80,056,070	336,600	80,392,670	68,796,533	1,588,279	70,384,812	62,133,916	1,914,385	64,048,301

Total assets	88,820,730	948,280	89,769,010	91,213,354	336,600	91,549,954	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

Liabilities and shareholders’ equity

Loans and financing	233,962	154,577	388,539	351,119	161,831	512,950	1,560,630	380,591	1,941,221	1,321,122	378,236	1,699,358
Other items, not adjusted	12,062,644	-	12,062,644	19,488,228	-	19,488,228	23,267,740	-	23,267,740	27,367,354	-	27,367,354
Current liabilities	12,296,606	154,577	12,451,183	19,839,347	161,831	20,001,178	24,828,370	380,591	25,208,961	28,688,476	378,236	29,066,712

Loans and financing	539,571	886,319	1,425,890	732,662	237,881	970,543	862,138	1,300,304	2,162,442	1,231,928	1,599,261	2,831,189
Other items, not adjusted	19,643,930	-	19,643,930	24,987,914	-	24,987,914	10,888,206	-	10,888,206	8,948,730	-	8,948,730
Non-current liabilities	20,183,501	886,319	21,069,820	25,720,576	237,881	25,958,457	11,750,344	1,300,304	13,050,648	10,180,658	1,599,261	11,779,919

Total liabilities	32,480,107	1,040,896	33,521,003	45,559,923	399,712	45,959,635	36,578,714	1,680,895	38,259,609	38,869,134	1,977,497	40,846,631

Shareholders’ Equity

Reserves	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135
Equity Valuation Adjustment	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)
Other items, not adjusted	57,710,202	-	57,710,202	57,258,757	-	57,258,757	57,710,202	-	57,710,202	57,258,757	-	57,258,757
Controlling Shareholders’ equity	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319
Non-controlling interest	-	-	-	-	-	-	1,206,801	-	1,206,801	1,974,041	-	1,974,041
Total shareholders’ equity	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319	57,547,424	(92,616)	57,454,808	47,627,472	(63,112)	47,564,360

Total liabilities and shareholders’ equity	88,820,730	948,280	89,769,010	91,213,354	336,600	91,549,954	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

			Parent Company
	2018
Statement of income	Originally	IFRS16	Restated
	Stated

Net revenue	23,214,028	-	23,214,028
Cost of products sold	(12,447,880)	3,582	(12,444,298)
Gross profit	10,766,148	3,582	10,769,730

Logistic expenses	(2,266,991)	58,860	(2,208,131)
Commercial expenses	(2,372,956)	11,046	(2,361,910)
Administrative expenses	(1,326,741)	1,642	(1,325,099)
Other items, not adjusted	865,727	-	865,727
Profit sharing of subsidiaries, affiliates and joint ventures	6,795,992	(3,693)	6,792,299
Operational earnings	12,461,179	71,437	12,532,616

Financial expenses	(4,403,313)	(114,559)	(4,517,872)
Other items, not adjusted	2,158,542	-	2,158,542
Net financial result	(2,244,771)	(114,559)	(2,359,330)

Earnings before income tax and social contribution	10,216,408	(43,122)	10,173,286

Income tax and social contribution	808,270	13,405	821,675
Net profits of the period	11,024,678	(29,717)	10,994,961

Earnings per common share (basic) – R$	0.7014	(0.0019)	0.6995
Earnings per common share (diluted) – R$	0.6953	(0.0019)	0.6934

			Consolidated
	2018
Statement of income	Originally	IFRS16	Restated
	Stated

Net revenue	50,231,336	-	50,231,336
Cost of products sold	(19,269,627)	20,204	(19,249,423)
Gross profit	30,961,709	20,204	30,981,913

Logistic expenses	(6,736,474)	129,260	(6,607,214)
Commercial expenses	(5,729,523)	8,226	(5,721,297)
Administrative expenses	(2,367,221)	3,756	(2,363,465)
Other items, not adjusted	860,926	-	860,926
Operational earnings	16,989,417	161,446	17,150,863

Financial expenses	(4,562,251)	(206,864)	(4,769,115)
Other items, not adjusted	738,815	-	738,815
Net financial result	(3,823,436)	(206,864)	(4,030,300)

Profit sharing of joint ventures	1,040	-	1,040
Earnings before income tax and social contribution	13,167,021	(45,418)	13,121,603

Income tax and social contribution	(1,789,594)	15,701	(1,773,893)
Net profits of the period	11,377,427	(29,717)	11,347,710

Attributed to:
Controlling interest	11,024,678	(29,717)	10,994,961
Non-controlling interest	352,749	-	352,749

Earnings per common share (basic) – R$	0.7014	(0.0019)	0.6995
Earnings per common share (diluted) – R$	0.6953	(0.0019)	0.6934

			Parent Company			Consolidated
	2018			2018
Comprehensive statement of income	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Net profits of the period	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710

Total profits and (losses) on conversion of operations abroad	1,643,491	213	1,643,704	1,766,433	213	1,766,646

Other items, not adjusted	520,670	-	520,670	519,344	-	519,344

Comprehensive result of the period	13,188,839	(29,504)	13,159,335	13,663,204	(29,504)	13,633,700
Attributed to:
Controlling interest	13,188,839	(29,504)	13,159,335	13,188,839	(29,504)	13,159,335
Non-controlling interest	-	-	-	474,365	-	474,365

			Parent Company			Consolidated
	2018			2018
Statement of cash flow	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Net profits of the period	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710
Depreciation, amortization and impairment	2,164,869	201,259	2,366,128	4,023,054	425,375	4,448,429
Net financial result	2,244,771	114,559	2,359,330	3,823,436	206,864	4,030,300
Income tax and social contribution	(808,270)	(13,405)	(821,675)	1,789,594	(15,701)	1,773,893
Profit sharing of subsidiaries, affiliates and joint ventures	(6,795,992)	3,693	(6,792,299)	(1,040)	-	(1,040)
Other items, not adjusted	267,364	-	267,364	(831,288)	-	(831,288)
Cash flow of operating activities before working capital and provisions	8,097,420	276,389	8,373,809	20,181,183	586,821	20,768,004

Cash generation from operating activities	7,341,821	276,389	7,618,210	19,734,610	586,821	20,321,431

Paid interest	(1,626,470)	(94,636)	(1,721,106)	(621,879)	(151,941)	(773,820)
Other items, not adjusted	8,276,878	-	8,276,878	(1,201,536)	-	(1,201,536)
Cash flow of operating activities	13,992,229	181,753	14,173,982	17,911,195	434,880	18,346,075

Payment of lease liabilities	-	(181,753)	(181,753)	(13,104)	(434,836)	(447,940)
Other items, not adjusted	(21,710,953)	-	(21,710,953)	(13,208,508)	-	(13,208,508)
Cash flow of financial activities	(21,710,953)	(181,753)	(21,892,706)	(13,221,612)	(434,836)	(13,656,448)

Other items, not adjusted	7,975,565	-	7,975,565	(3,675,706)	-	(3,675,706)
Net increase/(decrease) in cash and cash equivalents	256,841	-	256,841	1,013,877	44	1,013,921
Effect of foreign-exchange variation	-	-	-	96,886	(44)	96,842

	Parent Company			Consolidated
	2018			2018
Statement of value added	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated

Revenue	42,735,280	-	42,735,280	76,976,596	-	76,976,596
Other items, not adjusted	42,735,280	-	42,735,280	76,976,596	-	76,976,596
Inputs purchased from third parties	(17,550,769)	171,641	(17,379,128)	(28,417,380)	319,503	(28,097,877)
Costs of products, goods and services sold	(13,945,502)	-	(13,945,502)	(18,955,201)	7,988	(18,947,213)
Materials, energy, third party services and others	(3,518,914)	171,641	(3,347,273)	(9,282,669)	311,515	(8,971,154)
Other items, not adjusted	(86,353)	-	(86,353)	(179,510)	-	(179,510)
Gross value added	25,184,511	171,641	25,356,152	48,559,216	319,503	48,878,719

Retentions	(2,078,516)	(201,258)	(2,279,774)	(3,843,544)	(425,375)	(4,268,919)
Depreciation and amortization	(2,078,516)	(201,258)	(2,279,774)	(3,843,544)	(425,375)	(4,268,919)
Net produced value added	23,105,995	(29,617)	23,076,378	44,715,672	(105,872)	44,609,800

Value added received on transfer	8,994,748	(3,693)	8,991,055	385,228	-	385,228
Profit sharing of subsidiaries, affiliates and joint ventures	6,795,992	(3,693)	6,792,299	1,040	-	1,040
Other items, not adjusted	2,198,756	-	2,198,756	384,188	-	384,188
Total value added to distribute	32,100,743	(33,310)	32,067,433	45,100,900	(105,872)	44,995,028
Distribution of value added	32,100,743	(33,310)	32,067,433	45,100,900	(105,872)	44,995,028
Taxes, fees and contributions	14,951,904	(13,405)	14,938,499	24,700,335	(15,701)	24,684,634
Federal	3,654,331	(13,405)	3,640,926	9,621,961	(15,701)	9,606,260
Other items, not adjusted	11,297,573	-	11,297,573	15,078,374	-	15,078,374
Remuneration of third party capital	4,324,668	9,812	4,334,480	4,558,199	(60,454)	4,497,745
Financial expenses, except tax on financial transactions	4,216,861	114,559	4,331,420	4,224,625	206,864	4,431,489
Rents	107,807	(104,747)	3,060	333,574	(267,318)	66,256
Remuneration of equity	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710
Retained profits	3,479,070	(29,717)	3,449,353	3,479,070	(29,717)	3,449,353
Other items, not adjusted	7,545,608	-	7,545,608	7,898,357	-	7,898,357
Other items, not adjusted	1,799,493	-	1,799,493	4,464,939	-	4,464,939

b.II) Regarding the financial statements for the year ended on December 31, 2018:

The Company adopted IFRS 15/CPC 47 – Revenue from Contracts with Clients with the retroactive application with cumulative effect recognized on the date of initial application (January 1st, 2018). According to such approach, the cumulative effect of the initial application of IFRS 15/CPC 47 must be recognized as an adjustment to the initial balance of equity, under retained earnings, on the date of adoption and with no restatement of previous periods, in accordance with CPC 23. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease in the retained earnings of R$ 355,383, so as to reflect the amendment to the accounting policy related to certain rebates granted to clients that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

b.III) Regarding the financial statements for the year ended on December 31, 2017:

The amendments of the following existing rules were published and are mandatory for future annual accounting years. Although the IFRS sets forth the early adoption, the regulatory bodies in Brazil have been forbidding this anticipation to preserve the comparability aspects. Therefore, for the year ended on December 31, 2017, the following norms were not applied in the elaboration of these financial statements.

IFRS 9/CPC 48  – Financial Instruments (in effect as of January 1, 2018), which aims to replace IAS 39/CPC 38, introduces new requirements for the classification of financial assets that depends on entity’s business model and the contractual characteristics of the cash flow of the financial instruments; defines a new model of impairment losses accounting which shall require more effective recognition and introduces a new standard of hedge accounting and impairment test with greater risk management activity disclosures. The new hedge accounting model represents a significant revision of the policy and aligns the accounting treatment with the risk management activities. IFRS 9/CPC 48 also removes the volatility in the result that was caused by the changes in credit risk of the liabilities established to be measured at fair value. The Company assessed the impact arising from the application of the new rule and concluded that it does not have a significant impact in its financial position, financial performance or risk management activities.

IFRS 15/ CPC 47 – Revenue of Agreement with Customers (in effect as of January 1, 2018) requires that revenue recognition be made in order to reflect the transfer of goods or services to the customer for an amount which reflects the expectation of the company to have in exchange the rights of such goods or services. The new rule shall also result in greater and improved revenue disclosures, and shall provide guidance for transactions that were not previously extensively addressed (for example, service revenues and changes in the agreements) and shall improve guidance for multi-element. On the implementation date (January 1st, 2018), the adjustment to the initial balance of equity resulted in a decrease in retained earnings of R$ 355,383 in the first quarter of 2018 so as to reflect the amendment to the accounting policy related to the performance that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the accounting practices reflect the most critical judgments, estimates and assumptions that are important to its businesses and an understanding of its results:

(i) Impacts of adoption of IFRS 16/CPC 06 (R2) Leases

In force as from January 1st, 2019, it replaces the existing lease accounting requirements and represents a significant alteration in the accounting and disclosure of leases that were previously classified as operational, which impact us in items of Rights of Use Assets and Liabilities, Depreciation and Interest Expenses.

Having adopted the standard effective from January 1, 2019, the Company has adopted retrospective presentation for the consolidated financial statements. The impact on the financial statements is demonstrated below:

- Recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

- Recognition of depreciation expenses related to right-of-use assets in the income statement;

- Recognition of interest expenses in the financial result on the lease liabilities in the income statement; and

- Segregation of the payment of the leases, into a principal portion presented within the financing activities and an interest component presented in operating activities within cash flow.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16/CPC 06 (R2) specifies that the contract contains a lease if it grants the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments.

The Company carried out an inventory of the contracts, evaluating the lease terms in order to conclude whether they include a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified a significant number of contracts mainly related to the leasing of real estate from third parties, trucks, cars, forklifts and servers.

Short-term (12 months or less) and low value (USD 5,000 or less) leases were not subject to this analysis, as permitted bunder the standard. For these contracts, the Company will continue to recognize lease expenses on a straight-line basis, if applicable.

When measuring lease liabilities, the Company discounted lease payments using incremental borrowing rates. The weighted average rate applied is of 12.6% until December 31, 2018.

The Company chose the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

(ii) Business combinations involving entities under common control

Business combinations between entities under common control have not yet been specifically addressed by IFRS or CPC. IFRS 3/CPC 15(R1) - Business combinations is the pronouncement that applies to business combinations, but explicitly excludes from its scope the business combinations between entities under common control.

1) Precedent Cost

As permitted by IAS 8/CPC 23 - Accounting Policies, Change of Estimate and Error Rectification, Management adopted an accounting practice in line with the Generally Accepted Accounting Principles in the United States and United Kingdom (USGAAP - Generally Accepted Accounting Principles (United States) and UKGAAP - Generally Accepted Accounting Principles (United Kingdom)), the predecessor basis of accounting to record the book value of the received asset, such as recorded by the subsidiary.

The predecessor basis of accounting provides that when booking a transfer of assets between entities under common control, the entity receiving the net assets or equity interests, shall initially measure the assets and liabilities transferred, recognized at their book values in the accounts of the transferring entity, on the transfer date, retrospectively. If the book values of the assets and liabilities transferred by the subsidiary differ from the historical cost of the subsidiary of the entities under common control, the accounting statements of the receiving entity must reflect the assets and liabilities transferred to the cost of the subsidiary of the entities under common control in contrast with equity against the adjustments reserve account of equity valuation.

2) Exchange of assets

In relation to the transactions between entities under common control involving the disposal/transfer from the subsidiary to its controlling shareholder, i.e., above the level of Ambev’s consolidated financial statement, the Company evaluates the existence of (i) opposition of interests; and (ii) substance and economic purpose. Having fulfilled these assumptions, seeking to provide adequate visibility and fair impact on the amount of distributable results to its shareholders, notably non-controlling shareholders, the Company has adopted as a policy, in a similar way, the concepts of IAS 16/CPC 27 - Fixed asset. Said policy contemplates assets acquired through swap for non-monetary asset, or a combination of monetary and non-monetary assets. The assets subject to swap may be of the same nature or of different natures. The cost of such asset item is measured at fair value, unless the swap transaction is not of a commercial nature, or the fair value of the received asset and the assigned asset may not be reliably measured. The acquired asset is measured in this way even if the entity may not immediately retire the assigned asset. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

When there is a distribution of assets other than in the form of cash, the asset before its distribution is measured at its fair value against an income account for the year. Although its application is provided for distributions through which the owners of the same class of equity instruments are benefited and the treatment of which is equitable, also in a manner similar to the ICPC 07/IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we consider the provisions of this instruction in the definition of our accounting practice. As well as in other sales that Ambev makes for its controlling shareholder (products, inputs etc.) where the result of the transaction is recognized in the income statement as provided in paragraph 56 of ICPC 09 and similar to paragraph 33a of CPC 31 (the only rule that deals with the disposal of business, without distinguishing between transactions with controlling shareholder and third party).

(iii) Reduction at the recovery value (impairment) of non-financial assets

The Management assesses on a quarterly basis whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the estimated future cash flows of the financial asset or group of financial assets, and may be estimated in a reliable manner.

(iv) Provisions

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

The provisions, except for the ones mentioned in the disputes and litigation topic, are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation.

1) Restructuring

A provision for restructuring is recognized when the Company has a detailed and approved restructuring plan and when the restructuring has already started or announced. Expenses related to the Company's normal activities and future conduct are not provisioned, but they are recognized when an expense has been incurred. The provision includes the commitments related to the benefits that will be paid by the Company to the employees dismissed in the restructuring.

2) Disputes and litigation

The provision for disputes and litigation is recognized when it is more likely than unlikely that the Company will be required to make future payments as a result of past events. Such payments include, but are not limited to, various claims, proceedings and actions initiated by both third parties and the Company, relating to antitrust laws, breach of distribution and licensing agreements, environmental matters, labor disputes, complaints from tax authorities and other litigious matters.

(v) Share-based payment

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares. The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against equity. When the options are exercised, the equity increases by the amount of the proceeds received.

(vi) Employee benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and/or defined contribution and/or dental and health care plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada.

The Company maintains funded and unfunded plans.

vi.1) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions from such plans are recognized as an expense in the period in which they are incurred.

vi.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employees. The amounts charged to the income statement consist of current service cost, interest, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on whichever occurs first between the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs related to restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of asset ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and some of its subsidiaries provide medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and managers are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues.

(vii) Current and deferred taxes

The corporate income tax (IRPJ) and social contribution (CSLL) for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases the tax effect is also recognized directly in the comprehensive income statement or equity account (except for interests on capital, as per Note 3 (t)).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

(viii) Joint arrangements

Joint arrangements are all entities over which the Company shares control with one or more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(ix) Measurement of financial instruments, including derivatives

Classification and Measurement

The Company uses financial instruments to implement its risk management policies and strategy. Derivatives are often used to mitigate the impact of foreign currencies, interest rates, share prices and commodity prices upon performance of the Company. The financial risk management policy of the Company prohibits the use of derivatives when not related to the business of the Company.

A financial asset (unless it is accounts receivable from clients with no significant financial component) or financial liability is initially measured at the fair value, added, for an item not measured at the fair value by means of the result, by the costs of transaction directly attributable to its acquisition or issuance. Accounts receivable from clients with no significant financial component is initially measured at the operation price.

Upon initial recognition, a financial asset is classified as measured: at the amortized cost; at the fair value through other comprehensive results – debt instrument; at the fair value through other comprehensive results – equity instrument; or at the fair value through the result.

The financial assets are not reclassified after the initial recognition, unless the Group changes the business model to the financial asset management, and, in such case, all affected financial assets are reclassified on the first day of the presentation period after the change to the business model.

The classifications of the financial assets of the Company are the following:

•         Debt instruments at the fair value through other comprehensive results, with gains or losses reversed to profit or losses upon derecognition. The financial assets in such category are the debt instruments of the Company kept within a business model to collect cash flows and sell.

•         Equity instruments designated at the fair value through other comprehensive results, with no new measurement of gains or losses in the result upon derecognition. Such category includes only the shareholders’ equity instrument, which the Company intends to retain in the foreseeable future and which the Company irrevocably elected to classify upon initial recognition or transition. Such instruments are not subject to impairment test.

•         The financial assets at the fair value through the result comprehend derivative instruments and equity instruments that the company had not classified, upon initial recognition or transition, to classify at the fair value through other comprehensive results. Such category also includes the debt instruments of which the cash flow characteristics are not kept within a business model whose purpose is collecting contractual cash flows or collecting contractual cash flows and sell.

The measurements of the financial assets of the Company are the following:

Hedge Accounting

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The Company realizes derivatives of commodities that have critical terms similar to the hedged item. The Company applies component hedges to its commodities. The hedged component is contractually specified and coincides with those defined in the derivative agreement, thus, the hedge ratio is of 1:1. The hedge effectiveness is realized in a qualitative manner. Whenever the critical terms do not coincide, the company uses the hypothetical method to assess the efficacy. Possible sources of inefficacy are changes upon the moment of the transaction set forth, in the quantity of the good to be hedged, or changes upon the credit risk of any of the parties to the derivative agreement.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IFRS 9/CPC 48 - Financial Instruments.

Accounting of cash flow hedge

The cash flow hedge is applicable to hedge the exposure of cash flows of a registered asset or liability, the foreign currency risk and commodities price fluctuations associated to a transaction whose performance is highly likely, the effective portion of any result (gain or loss) with the derivative financial instrument is directly recognized in the comprehensive result (cash flow hedged reserves) and must be reclassified from the cash flow hedge to the same category and in the same period impacted by the future expected hedged cash flows. The ineffective portion of any gain or loss is immediately recognized in the income statement.

When a hedge instrument or a hedge relationship is extinct, but the hedged transaction is still expected to occur, the accumulated gains and losses (until that point) remain in the comprehensive income, being reclassified according to the above practice, when the hedge transaction occur. If the hedged transaction is no longer likely to occur, the accumulated gains and losses recognized in the comprehensive income are immediately reclassified to the income statement.

Accounting of fair value hedge

When a derivative financial instrument hedges the exposure to the variability in a fair value of a registered asset or liability or a firm commitment, any result (gain or loss) with a derivative financial instrument is recognized in the income statement. The book value of the hedged item is also recognized by the fair value in relation to the risk, with the respective recognized gains and losses in the income statement.

Accounting of net investment hedge

When a non-derivative liability in foreign currency hedges a net investment in an operation abroad, the foreign exchange differences arising out of the conversion of the liability to the functional currency are directly recognized in other comprehensive income  (conversion reserves), while the ineffective portion is recognized in the income statement.

When a derivative financial instrument hedges a net investment in an operation abroad, the portion of gain or loss or the loss in the hedge instrument determined as effective is directly recognized in other comprehensive income (conversion reserves), while the ineffective portion is reported in profit or loss.

Derivatives measured at fair value by means of income

Certain derivative financial instruments do not qualify for accounting of hedge. The variations in the fair value of any of these derivative financial instruments are immediately recognized in the income statement.

Reduction in the recovery value (impairment) of financial assets

The Management, on a quarterly basis, assesses whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the future estimated cash flows of the financial asset or group of financial assets, and may be estimated in a reliable manner.

(x) Accounting and Disclosure Rule in Highly Inflationary Economy

In July 2018, considering that the cumulative inflation over the previous three years in Argentina was above 100%, the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) was required. IAS 29/CPC 42 requires disclosure of the results of the operations of the Company in Argentina as if they were highly inflationary as from January 1st, 2018 (beginning of the period in which the existence of hyperinflation is identified).

In accordance with IAS 29/CPC 42, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries that operate in highly-inflationary economies are adjusted by the alteration of the general acquisition power of the currency, applying a general price index.

The financial statements of an entity of which the functional currency is that of a highly-inflationary economy, whether they are based on an approach by the historical cost or on the approach by the current cost, must be expressed in terms of the measurement unit current on the date of the balance sheet and converted to Real at the closing foreign rate of the period.

As a consequence of the aforementioned, the Company applied the accounting rule in highly inflationary economy to its subsidiaries in Argentina in the consolidated and separate financial statements, applying the rules of IAS 29/CPC 42 as follows:

•         accounting and disclosure rule in highly inflationary economy was applied as from January 1st, 2018 (according to paragraph 4 of IAS 29/CPC 42, the rule must be applied to the financial statements of any entity as from beginning of the period in which it the existence of hyperinflation is identified);

•         the non-monetary assets and liabilities registered by the historical cost (for instance, property, plant and equipment, intangible assets, goodwill, etc.) and the equity of the subsidiaries in Argentina were updated by an inflation index. The hyperinflation impacts resulting from changes to the general acquisition power up to December 31, 2017 were reported in retained earnings and the impacts of the changes to the general acquisition power as from January 1st, 2018 were reported in the statement of income in a specific item for hyperinflation adjustment, in the financial result (see Note 24 – Financial expenses and revenues). According to paragraph 3 of IAS 29/CPC 42, there is not a defined general price index, but it allows the execution of the judgment when the update of the financial statements is necessary. Thus, the updated indices were based on resolution 539/18 issued by the Argentinean Federation for the Council of Economic Science Professionals: (i) as from January 1st, 2017, the national IPC (consumer’s price index), and (ii) up to December 31, 2016, IPIM (internal wholesale price index).

•         the income statement is adjusted at the end of each reporting period by using the general price index variation and, afterwards, converted at the closing foreign exchange rate of each period (instead of the average rate accumulated in the year for economies which are not highly inflationary), thus resulting  the effects on the items of the income statement, both of the inflation index and of the currency conversion;

•         the income statement for the year 2017 and for the first and second quarters of 2018 and the respective balance sheets of the subsidiaries in Argentina were not restated. According to IAS 21, paragraph 42 (b) when the amounts are converted into the non-hyperinflationary economy currency, the comparative amounts must be those that would be presented as amounts of the current year in the financial statements for the previous year (that is, not adjusted to subsequent changes to the level of prices or subsequent changes to the foreign rates).

10.6 – Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto, especially notes 29 and 30.

b) other items not mentioned in the financial statements

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto.

10.7 – Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

In 2019, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 5,069.4 million, consisting in R$ 3,176.5 million for our business segment in Brazil, R$578.4 million for our business segment in CAC, R$ 1,025.0 million related to investments in our operation in Latin America South and R$ 289.5 million related to investments in Canada.

In 2018, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 3,571.0 million, consisting in R$ 1,811.9 million for our business segment in Brazil, R$500.4 million for our business segment in CAC, R$ 1,040.8 million related to investments in our operation in Latin America South and R$ 217.8 million related to investments in Canada.

In 2017, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 3,203.7 million, consisting of R$ 1,446.5 million for our business segment in Brazil, R$413.2 million for our business segment in CAC, R$ 1,051.2 million related to investments in our Latin America South operations and R$ 292.8 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2020, we plan to invest with the purpose of strengthening our growth platforms and improving our operational excellence through innovations that may put us in a better position to best attend to the consumer market.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

Additionally, during the meetings held on August 28, 2015, and October 14, 2015, the Company approved the first (1st) issue of debentures not convertible into shares, unsecured, of a single series, in the amount of One billion Reais (R$1,000,000,000.00), intended for public distribution with restricted distribution efforts. Said issue was conducted according to article 1, item I, of Law 12431. Accordingly, the funds raised by the Company will be exclusively allocated to the investment projects (including reimbursements, as provided for in Law 12431) described in the relevant deed of issue, as amended, and included in the scope of the Company’s investment plan (capex).

iii. relevant divestments in progress and anticipated

On this date, the relevant divestment refers to the property in Mooca, in the amount of R$ 162 million.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.

In 2017, with the purpose of offering people an experience which goes beyond a glass of beer, we presented our customers with special editions of our products, such as, Brahma Extra Märzen Lager, created to celebrate the Brazilian editions of the Oktoberfest with a limited label which reinforces the beer tradition of almost 130 years of such brand.  To celebrate the Brazilian fruits, regardless of the name, taste and appearance, Colorado launched 4 beers: Eugenia, Nassau, Rosália and Murica, this, for instance, won the best Cream Ale of the World prize in the World Beer Awards (London). Recognizing micro producers of the Brazilian ingredients used in our beers, Colorado launched a limited edition with the producers mentioned in the labels and 10% of the profits were destined to the relevant producers. We built the Ateliê Wäls, which shelters cave, brewer, restaurant, office, store and external area for food trucks, all in one place. Relating to non-alcoholic beverages, the energetic drink brand Fusion expanded its portfolio in 3 lines of beverages. In addition to the traditional line, launched Wake Up and T-Break, which blends Fusion with the taste of fruit juices, iced tea, respectively.

In 2018, we performed transformational investments in our beer portfolio in Brazil, with innovations in new liquids and packaging. In our technological development center in Rio de Janeiro, we developed Skol Hops, a pure malt beer with aromatic hops, and Skol Puro Malte, a pure malt beer with the characteristic lightness of Skol, the first one launched in 2018 and the second launched at the beginning of January 2019. Both strengthen the Skol brand, reinforcing its innovation attribute. Still regarding new liquids, we presented to consumers the regional beers Nossa and Magnífica. Both have, among their ingredients, cassava cultivated in its states of origin, Pernambuco and Maranhão, respectively. With this, the brands contribute to the development of the regional economy, at the same time representing a more affordable alternative for consumers. Finally, we introduced in the market new flavors from Colorado and Wals breweries and, in the “future beverages” segment, new flavors in the Skol Beats family. In addition to the new liquids, we developed new packaging, aiming at providing a better experience to consumers. For Skol brand, we launched a new visual identity for all its packaging versions; meanwhile, Budweiser brand has also been renewed, and Brazil was the first country to introduce it in the market, both in the long-neck bottle and in the sharing-size bottle. In addition, we launched cans for Serramalte beer, as well as for Colorado and Wals beers, in addition to the glass bottle for the whole grape juice Do Bem. With such innovations, we seek to approach the different preferences of consumers by always providing better consumption experiences.

In 2019, we continue to see the trend of expansion of the premium segment as a significant opportunity: we launched Stella Artois Low Gluten, the first premium beer to address the health and wellness trend in Brazil, Beck’s, a legitimate pure malt beer that has followed the German purity law since 1873, started its roll-out focusing on the southeastern region of the country. We have also successfully conducted a pilot for a new variety of Brahma: the Brahma Duplo Malte, a core plus beer pure malt produced with two types of malt. Brahma Duplo Malte reinforces brewing expertise and has a positive impact on Brahma’s brand power. Also in Brazil, continuing the launch of craft beers, we launched Legítima beer in the state of Ceará. In Argentina, we launched Quilmes Red Lager, a new variety of our classic lager. At NAB we continue to make important investments in our main brand, Guaraná Antarctica, launching its new visual brand identity.

10.9 – Other factors with material influence

The outbreak of COVID-19 in a global scale has increased the volatility of local and international markets and has been affecting economies of countries in which the Company operates and, consequently, the results of its operations. The pandemic and the restrictions imposed by each government as answers have caused, mainly starting in March 2020, significant changes in market dynamics in both the sales channel off-trade, composed of supermarkets and the likes, and the on-trade channel, composed of bars and restaurants. In countries with a better income level, more mature beer market and higher weight on the off-trade sales channel, such as Canada, the Company’s management noticed the products storage behavior and consequent increase in volume at the initial stage of the crises. In countries with a lower income level and less beer market maturity, the volume tendency varies according to market segments between on-trade and off-trade channels, from which was observed the reduction of  volume as high as the on-trade channel weight is. Moreover, in all countries we verified an increase in sales via e-commerce, even though this channel currently represents solely a small portion of the Company’s volume.

Company’s management has worked on joint analysis of COVID-19 pandemic impact, including (i) review of the premises of the annual impairment text, (ii) analysis of possible losses of credit and storage obsolescence, (iii) review of the premises for financial instruments measurement, including hedges, (iv) analysis of differed taxes recovery, (v) evaluation of the relevant estimate used in the preparation of intermediary financial statements, among other analysis. Potential impacts arising from such analysis are provided in the financial statements of the Company.

11.1- Projections released and assumptions

According to the Material Fact disclosed on March 23, 2020, the Company removed its financial projection from this item, regarding the EBITDA (earnings before interest, taxes, depreciation and amortization) of beer business in Brazil in the first quarter of 2020, considering the impossibility of reliably estimating the impacts of COVID-19 virus pandemic on its business, given the uncertainty, volatility and rapid development of such pandemic in the markets in which the Company operates.

11.2 - In the event of the issuer having disclosed projections for evolution of its indicators during the last 3 fiscal years

a) State which are being replaced by new projections included in the form and which are being repeated in the form

Growth of COGS (cost of goods sold) per hectoliter, excluding depreciation and amortization in Brazil, which was projected by the Company for 2017 were not projected for 2018.

Growth of COGS (cost of goods sold) per hectoliter, excluding depreciation and amortization, for NAB Brasil was not projected by the Company for 2017, but it was included by the Company in the earnings release as of July 26, 2018.

Growth of COGS (cost of goods sold) per hectoliter, excluding depreciation and amortization, for the beverage business of the Company in Brazil (beer and non-alcoholic beverages) was not projected by the Company for 2018, but it was included by the Company in the earnings release as of February 28, 2019 for the year 2019.

b) for projections related to past periods, compare data projected with actual performance of indicators, clearly showing the reasons for differences in projections

2019

The COGS (cost of goods sold) per hectoliter, excluding depreciation and amortization, for the beverage business in Brasil (beer and non-alcoholic beverages) in 2019 was the subject of projection in the earnings release of the Company as of February 28, 2019, when growth of around 15% (mid-teens) was estimated in the year 2019. In the earnings release as of July 25, 2019 and October 25, 2019, the Company reaffirmed such projection.

At the end of 2019, the COGS (cost of goods sold) per hectoliter, excluding depreciation and amortization, for the beverage business in Brasil (beer and non-alcoholic beverages) grew 18.4%, a worse performance than Company’s projected growth of around 15% (mid-teens), due to an unfavorable packaging mix in the fourth quarter of 2019.

2018

The COGS per hectoliter, excluding depreciation and amortization, for NAB Brasil in 2018 was the subject of projection in the earnings release of the Company as of July 26, 2018, when an average digit growth was estimated in the year 2018. In the earnings release as of October 25, 2018, the Company reaffirmed such projection.

At the end of 2018, the COGS per hectoliter, excluding depreciation and amortization, for NAB Brasil fell 1.1%, a better performance than our mid single-digit growth forecast, due to efficiency gains in portion of the cost denominated in Real.

2017

COGS per hectoliter (excluding depreciation and amortization) in Brazil in 2017 was projected in the Company's earnings release of March 2, 2017, when it estimated growth (i) double-digit for the first half of the year, and (ii)  between low single-digit and mid-single digit for the second half of 2017. In the May 4, July 27 and October 26, 2017 earnings releases, this projection was maintained.

At the end of the first semester of 2017, COGS per hectoliter (excluding depreciation and amortization) in Brazil grew 22.3 percent in line with our double-digit growth projection. And in the end of the second semester of 2017, COGS per hectoliter (excluding depreciation and amortization) in Brazil grew 1.0 percent also in line with our average growth or low single-digit growth projection.

c) in relation to projections for currently ongoing periods, state whether they remain valid on the date of submitting this Form; if not explain why they were dropped or replaced.

According to the Material Fact released on March 23, 2020, the Company removed its financial projection regarding the EBITDA (earnings before interest, taxes, depreciation and amortization) of beer business in Brazil in the first quarter of 2020, considering the impossibility of reliably estimating the impacts of COVID-19 virus pandemic on its business, given the uncertainty, volatility and rapid development of such pandemic in the markets in which the Company operates.

12.1- Description of management structure

a) responsibilities of the board of directors and of the permanent bodies and committees reporting to the board of directors

The Company is managed by a Board of Directors and an executive board.

The Board of Directors consists of at least five and not more than eleven effective members (plus two to eleven alternates, who may not be specifically attached to a full member). The majority of the members of the Board of Directors must consists of external members, under Article 15, paragraph 3 of the Company’s By-laws, and at least two members must be independent members under Article 15, paragraph 4, of the By-laws. The Board of Directors shall be chaired by a Chairperson or by two Co-chairpersons together, as defined by the vote of the majority of the members, provided that both Co-Presidents shall have the same prerogatives and duties, and shall be elected by a majority vote of the members of the Board of Directors.

The Internal Regulation of the Board of Directors was approved in the meeting of the Board of Directors held on July 31, 2013 and updated in meetings of the Board of Directors held on September 19, 2018 and March 25, 2019.

The Company's executive board consists of at least two and not more than 15 members. Directors and officers are elected for three-year terms of office and may be reelected.

The By-Laws enable the Board of Directors to set up advisory committees, consisting of a majority of members of the Board of Directors, to analyze and discuss matters defined as within their competence, and to formulate of proposals and recommendations for resolution by the Board of Directors.

The Company's Board of Directors has two advisory committees, an Operations, Finance and Compensation Committee consisting of a minimum of three and a maximum of six members, which is the main link between policies and decisions made by the Board of Directors and the Company's management, and a Related Parties and Antitrust Compliance Committee consisting of a minimum of three and a maximum of five members to advise the Board of Directors on specific matters. The Company does not have a statutory audit committee.

Board of Directors

Under the By-Laws and without prejudice to other legally attributed powers, the Board of Directors:

(a)       sets the general course of the Company's business, approving guidelines, company policies and basic objectives for all the main segments of business in which the Company operates;

(b)       approves annual operating budgets for the Company's investments;

(c)       approves the Company's strategic three-year plan;

(d)       elects and removes the Company's directors and officers and determines their attributions;

(e)       supervises the activities of directors, at any time examine the Company's books and documents and request information in any agreements entered into or due to be entered into by the Company;

(f)        from the overall amount of compensation decided by the general meeting, attribute monthly fees for each of the members of the Company's management;

(g)       define the general criteria for compensation and benefit policy (fringe benefits, profit and/or revenue sharing programs) for the Company's management and senior employees (those holding equivalent management positions);

(h)        designate the Company's independent auditors;

(i)        resolve on issues of shares and warrants within the limit of the Company's authorized capital;

(j)         previously state their opinion of management's report, the executive board's accounts and financial statements for the year and examine monthly interim balances;

(k)       submit a proposal to the General Meeting as to allocation of the period's net income;

(l)        convene an annual general meeting and, where considered appropriate, the extraordinary general meeting;

(m)     approve any business arrangements or agreements between the Company and/or any of its subsidiaries (except wholly controlled subsidiaries), its directors and/or shareholders (including direct or indirect partners of the Company's shareholders), without prejudice to the provisions in item "q" below;

(n)       approve the Company's creation, subscription, acquisition, assignment, transfer, encumbrance and/or disposal under any title or in any form, for any amount, of shares, ownership interests and/or any securities issued by any company controlled by the Company or associated with the Company, except in cases of transactions involving only the Company and companies wholly controlled by it, or debt transactions, and in the latter case the provisions of paragraph "o" below shall be applicable;

(o)       approve the Company's debt transactions for amounts exceeding 10% of shareholders' equity as stated in the Company's latest audited balance sheet, this amount to be applied for a single transaction or a series of related transactions;

(p)       approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or any of its subsidiaries, except in cases of (i) agreements entered into by and between the Company and wholly-owned subsidiaries, or (ii) licensing marks for use on gifts, materials and accessories connected to such marks, or publicity in events, or, even, (iii) agreements in which the licensing of marks is an ancillary element for the execution of its main purpose (provided that they do not depend on the approval of the Board of Directors due to any of the other cases set forth in Article 21 of the Company’s By-laws);

(q)       approve lending and provisions of guarantees of any kind by the Company in amounts exceeding 1% of shareholders' equity as stated in the Company's latest audited balance sheet, for any third party unless for the Company's subsidiaries;

(r)       approve the Company's entering into long-term contracts (for more than one year duration) involving an amount exceeding 5% of shareholders' equity as stated in the Company's latest audited balance sheet, this amount to be applied for a single transaction or a series of related transactions, except in the case of agreements entered into by and between the Company and wholly-owned subsidiaries;

(s)        decide on the Company's holdings in other companies, or other undertakings, including consortiums or unincorporated joint ventures;

(t)        decide on suspension of Company activities, except in cases of stoppages for maintenance of its equipment;

(u)       authorize the acquisition of Company shares to be held in treasury for subsequent cancellation or disposal, or the cancellation or subsequent sale of these shares subject to applicable laws;

(v)       decide on the issue of promissory notes for public distribution pursuant to CVM Instruction 134/90 (or a rule that replaces it);

(w)      decide, within the limits of authorized capital, on the issue of convertible debentures, specifying the limit of capital increase resulting from conversion of debentures, number of shares, and types and classes of shares that may be issued, under article 59, paragraph 2 of Law 6404/76;

(x)       authorize the disposal of fixed assets, except those referred to in item "n" above, and providing security interest worth more one percent of the Company's shareholders' equity as stated in its latest audited balance, this amount to be applied for a single transaction or a series of related transactions;

(y)       exercise other legal attributions conferred on it by the general meeting or under by-laws; and

(z)       to resolve any omissions from by-laws and exercise other attributions that the law or its by-laws do not attribute to another Company body.

The Board of Directors may, based on a plans approved by the general meeting, grant stock options and restricted shares to members of management, employees or individuals providing services to the Company or companies under its control.

Under its by-laws, the Board of Directors may decide to have balance sheets compiled at half-year or shorter intervals and approve distribution of dividends and/or interest on shareholders' equity based on the profits posted in said balance sheet, subject to the provisions of Article 204 of Law No. 6404/76, and may also resolve to distribute interim dividends and/or interest on shareholders' equity using retained earnings or profit reserves in the latest annual balance sheet.

As provided for above, the Board of Directors shall indicate and replace the Company’s independent auditors. The auditor’s work and the annual work plan are annually assessed by the Fiscal Council, considering that the Company’s Fiscal Council performs functions of audit committee for the 2002 Sarbanes-Oxley Act purposes to the extent permitted by the Brazilian legislation, such assessment being subsequently reported to the Board of Directors, at least annually, by the president of the fiscal council and by the head of the internal auditing area of the Company.. Under the terms of the Fiscal Council’s Internal Regulation, such body shall verify with the Company’s independent auditors the qualification and independence of the auditors, and shall present to the Board of Directors recommendations on the maintenance or replacement of the contracted company. The Company has a Policy on Hiring Services Related or Not Related to Auditing approved by the Board of Directors in meeting held on August 30, 2013 and updated in the meeting held on September 19, 2018, which aims to regulate the process of contracting, by the Company and/or its subsidiaries, services provided by the external auditors, whether such services are related or not to the audit. According to such policy, the contracting of any services provided by the external auditors shall be preceded by Fiscal Council’s favorable opinion, and may further depend on the approval of the Board of Directors and the nature of the services in question. The Chief Financial and Investor Relations Officer shall monitor the compliance with the policy. The Policy on Hiring Services Related or Not Related to Auditing is available at the following electronic address: ri.ambev.com.br, in the field “Corporate Governance”, “Policies and Codes,” “Policy on Hiring Services Related or Not Related to Auditing”. The managers shall further endeavor, together with the independent auditors, in order to the communication relating to the last financial year is timely made available, pursuant to the rules applicable thereto. Finally, the Company observes the rotation in its independent auditors at the maximum of five years, under the terms of CVM Instruction No. 308/99, as amended, with a minimum interval of three years for a new contract with the same independent auditor.

Operations, Finance and Compensation Committee

The purpose of the Company's Operations, Finance and Compensation Committee, created through a resolution of the Board of Directors in meeting held on July 31, 2013, date when its Internal Regulations was also approved by the Board of Directors, is to advise the Board of Directors on the following matters:

(a)       monitoring the Company's three-year plan;

(b)       issuing its opinion on decisions taken by the Board of Directors on compensation policy for Company directors and high-performance employees, including their individual compensation packages in order to ensure alignment of interests between shareholders and beneficiaries of compensation packages, and ensure the latter have adequate compensation and incentives to achieve exceptional performance;

(c)       monitoring the evolution of the Company's actuarial liabilities and investments in pension plans;

(d)       issuing its opinion on any technical feasibility study prepared by the board in relation to the expectation of generating future taxable income discounted to present value that will enable the realization of deferred tax assets;

(e)       monitoring investor relations strategy and the evolution of the Company's ratings placed by risk rating agencies;

(f)        monitoring the evaluation of board members, key executives and talents and their respective succession plans;

(g)       issuing its opinion on the Company's annual investment planning (capex);

(h)       issuing its opinion on the board's proposals in relation to opportunities for corporate restructuring, mergers, acquisitions, spin-offs, consolidations or disposals of equity interests involving the Company;

(i)        monitoring the Company's capital structure and cash flow and issuing its opinion on strategy for remunerating the Company's shareholders; and

(j)        verifying compliance with the Company's financial Policy on Risk Management.

Related Parties and Antitrust Compliance Committee

The role of the Related Parties and Antitrust Compliance Committee of the Company, created through a resolution of the Board of Directors in meeting held on July 31, 2013, date when its Internal Regulations was also approved by the Board of Directors (subsequently updated on March 25, 2019), is to advise the Board of Directors on the following matters:

(a)       situations of conflict of interest in general, between the Company and related parties;

(b)        the Company's compliance with legal, regulatory and statutory provisions relating to related party transactions;

(c)        the Company's compliance with legal, regulatory and statutory provisions relating to competitive behavior; and

(d)       other matters that the Board of Directors judges relevant and in the Company's interests.

b) In relation to statutory board members, their individual attributions and powers, indicating if the board has its own internal regulation and, if so, informing the body in charge of the approval, date of approval and, in case the issuer shall disclose the regulation, where the document may be consulted in the world wide web.

The executive board is the Company's representative body and is responsible for all business management acts and measures. The executive board does not have its own Internal Regulation.

The following are the specific attributions of the executive board members of the Company:

The Chief Executive Officer shall:

(a)       submit annual plans and budgets, investment plans and new expansion programs for approval by the Board of Directors and implement them as approved;

(b)       formulate the Company's strategies and operational guidelines, and determine criteria for the implementation of resolutions of the general meeting and Board of Directors, with the participation of the other officers;

(c)        supervise all the Company's activities, affording guidance as appropriate for its corporate purpose;

(d)       coordinate and supervise the executive board's activities; e

(e)       exercise any other attributions assigned by the Board of Directors.

The Chief Financial and Investor Relations Officer shall:

(a)       manage and be responsible for controlling the Company's budget;

(b)       provide financial and management information;

(c)       be responsible for control of cash flow and the Company's investments;

(d)       provide all and any information required to investors, the Brazilian Securities Commission and B3 S.A. – Brasil, Bolsa, Balcão;

(e)        maintain the Company's publicly listed registration; and

(f)        exercise any other attributions assigned by the Board of Directors.

The Commercial Vice President Officer shall:

(a)       be responsible for the management, strategic planning and control of Company’s sales and marketing areas; and

(b)       exercise any other attributions assigned by the Board of Directors.

The Sales Vice President Officer shall:

(a) develop the Company's strategic sales planning;

(b) be responsible for managing the sales team and developing and deploying a model for acting in this activity; and

(c)       exercise any other attributions assigned by the Board of Directors.

The People and Management Vice President Officer shall:

(a)       manage and administer the Company's human resources; and

(b)       exercise any other attributions assigned by the Board of Directors.

The Logistics Vice President Officer shall:

(a)       determine, manage and be responsible for the Company's pre- and post-production distribution logistics strategy; and

(b)       exercise any other attributions assigned by the Board of Directors.

The Marketing Vice President Officer shall:

(a)       be responsible for directing, planning and controlling the Company's marketing activity; and

(b)       exercise any other attributions assigned by the Board of Directors.

The Industrial Vice President Officer shall:

(a)       manage Company branches, warehouses, factories and other business units related to industrial production; and

(b)       exercise any other attributions assigned by the Board of Directors.

The Non-Alcoholic Beverages Vice President Officer shall:

(a)       coordinate and supervise the non-alcoholic and non-carbonated beverages sector, and determine its planning; and

(b)       exercise any other attributions assigned by the Board of Directors.

The Legal Vice President Officer shall:

(a)       determine, manage and coordinate legal strategy adopted by the Company and supervise its judicial and administrative proceedings;

(b)        be responsible for the Company's corporate acts; and

(c)       exercise any other attributions assigned by the Board of Directors.

The Corporate Affairs and Compliance Vice President Officer shall:

(a)        be responsible for the Company's external communication and for its corporate and governmental relations;

(b)                     implement, manage and operationalize Company’s compliance program, ensuring its compliance, effectiveness and continuous improvement;

(c)                      investigate any allegations of violations to Company’s compliance program; and

(d)                     exercise any other attributions assigned by the Board of Directors.

Corporate Affairs and Compliance Vice President Officer is granted, in the exercise of his/her duties, direct access to the Board of Directors.

The Information Technology Vice President Officer shall:

(a)       be responsible for directing, planning and controlling the Company's information technology department; and

(b)       exercise any other attributions assigned by the Board of Directors.

The Company's directors and officers shall exercise attributions assigned to them by the Board of Directors, which may decide specific titles for their positions.

The Chief Executive Officer and other officers, of whom two acting together in all cases, have powers to represent the Company for documents that involve commercial, banking, financial or equity liability for the Company, such as contracts in general, check endorsements, notes promissory notes, bills of exchange, trade bills and any credit securities in general, admission of debt, providing guarantees and sureties, credit facility agreements, measures taken by affiliates, powers of attorney ad negotia and ad judicia, or any other acts involving liability for the Company or discharging obligations to third-parties or to the Company itself.

The Company's representation for the abovementioned documents may be delegated and they may be signed by an attorney together with a director or by two attorneys jointly, provided that the latter`s powers of attorney are signed by two officers.

The Company shall be represented by any of the directors or a duly authorized attorney in cases of receiving services of processes or notifications or providing personal testimony.

d) Date of establishment of the fiscal council, if not permanent, informing if it has its own internal regulation and, if so, indicating the date of its approval by the fiscal council and, in case the issuer shall disclose the regulation, where the document may be consulted in the world wide web.

The Company’s Fiscal Council consists permanently of a minimum of three and a maximum of five members (and the same number of deputies), with term of office until the first annual general meeting that shall be held after the election of its members, the reelection being permitted.

The Fiscal Council has its own Internal Regulation, whose version currently in effect has been approved by the Fiscal Council in the meeting held on May 6, 2020.

Under the Law No. 6404/76, the Company's by-laws and its internal regulations, the Fiscal Council shall:

(a)        through any of its members, supervise management's actions and verify compliance with their legal and statutory duties;

(b)       issue its opinion on management's annual report, including any supplementary information it judges necessary or useful for the general meeting's deliberation;

(c)        issue its opinion on proposals from management bodies to be submitted to a general meeting relating to alterations in share capital, debenture issues or subscription warrants, investment plans or capital budgets, dividend distributions, transformation, consolidation, merger or spin-off;

(d)        any of its members may report errors, frauds or crimes found to management bodies and, if the latter fail to take the necessary measures to protect the Company's interests, report them to the general meeting, and suggest useful measures for the Company;

(e)        call an annual general meeting if the management bodies delay doing so for more than one month, or call an extraordinary general meeting whenever there are serious or urgent reasons for doing so, and having any matters they believe necessary placed on the meeting's agenda;

(f)         on a quarterly basis or more often, analyze the balance sheet and other financial statements periodically prepared by the Company;

(g)       examine each fiscal year's financial statements and issue their opinion on them;

(h)       exercise the above duties during liquidation, in view of the special provisions regulating the latter;

(i)        attend meetings of the Board of Directors that deliberate on matters on which it should state its opinion;

(j)                      attend or at least be represented by one of its members at general meetings that decide on matters on which it should state its opinion, and respond to requests for information made by the Company's shareholders;

(k)                      whenever so requested by shareholders or group of shareholders representing at least five percent of the Company's capital, provide information exclusively on matters within its competence;

(l)         ask the company's management to provide clarification or information related to its supervisory function or preparation of special financial or accounting statements;

(m)                   make annual recommendations to the Company's Board of Directors on proposals to engage independent auditors, including the annual audit plan and other pertinent issues;

(n)                     verify certain matters stipulated in its internal regulations together with the Company's independent auditors;

(o)                     receive, register, process and examine any complaints that may be received in relation to accounting, internal accounting controls or subjects related to the Company's audit, as well as anonymous tips or reports related to frauds or doubtful accounting procedures made by employees or third parties; and

(p)                     resolve on the Fiscal Council's internal regulations.

Additionally, to the extent it is allowed to do so by Brazilian legislation, the Company's Fiscal Council undertakes the role of an audit committee for the purposes of the 2002 Sarbanes-Oxley Act. The Fiscal Council's Internal Regulations state that at least one of its members must meet Sarbanes-Oxley requirements being eligible as the Fiscal Council (audit committee) financial expert. Therefore, the membership of the Fiscal Council includes a "financial expert" for the purposes of section 407 of Sarbanes-Oxley Act, namely, Mr. José Ronaldo Vilela Rezende, who has extensive experience as a finance professional.

d)  If there are mechanisms for evaluating the performance of the board of directors and each body or committee that reports to the board of directors and, if so, informing:

i.           the periodicity of the evaluation and its comprehensiveness, indicating whether the evaluation is made only in relation to the body or it also includes the individual evaluation of its members

ii.         methodology adopted and main criteria use in the evaluation;

iii.       how the evaluation results are used by the issuer to improve the functioning of such body; and

iv.        if external consultancy or advisory services were contracted.

In accordance with the Internal Regulations of the Board of Directors and the minimum annual agenda of such body, the Board of Directors and its advisory committees - Related Parties and Antitrust Compliance Committee and the Operations, Finance and Remuneration Committee - are evaluated once a year. Accordingly, and pursuant to its Internal Regulations, the Fiscal Council undergoes a self-evaluation process annually. The evaluation processes include both the performance of the collegiate bodies themselves and their individual members, including their chairpersons. Each body carries out its self-evaluation, and the Board of Directors, in addition to self-evaluation, also evaluates the performance of its advisory committees. There is no participation of external experts in the evaluation process of the Board of Directors, the Fiscal Council or the advisory committees.

Such evaluations are based on several criteria, including: appropriate qualification, diversity of experiences and education, knowledge of the Company’s industry and area, effective leadership of the co-chairpersons, assiduity, and preparation for the discussion of the issues, active and constructive contribution in the decision-making process, integrity and commitment to the exercise of functions. At the end of the evaluation process, the Board of Directors, as the case may be, identifies the main points to be addressed for improving the performance of the bodies and, as the case may be, defines the actions and measures to be implemented to do so. In addition, during the year following the evaluation, the Board of Directors monitors the evolution of such actions and measures, in order to ensure that the identified improvement points are actually resolved.

As well as the Board of Directors’ evaluation, Fiscal Council’s self-evaluation is based on its competencies and duties and responsibilities of each member as set forth in its Internal Regulations, in Law No. 6,404/76, in the Company’s By-laws and in Sarbanes-Oxley Act. After the self-evaluation process, the Fiscal Council shall identify the main points to be addressed to improve its performance and, as the case may be, define the actions and measures to be implemented.

Additionally, the Executive Board’s members of the Company, including the Chief Executive Officer, have annual financial and non-financial performance goals established by the Board of Directors. The attainment of such goals composes one of the variables to verify the right of the Officer to the variable remuneration in that year. The process of evaluating the achievement of these goals occurs usually in the first quarter of each year. There is no third party participation in this process.

The officers' competencies are evaluated annually by their peers and subordinates and by self-evaluation (360º evaluation), and there also shall be no contracting of third parties for this evaluation. Such annual evaluation process is usually carried out in the second semester of each year and it is divided in the following stages: (i) appointment of evaluators; (ii) validation by the manager; (iii) evaluation 360º; and (iv) submission of the final report and feedback meeting held by the manager. Relating to the manager, the Chief Executive Officer is evaluated by the co-chairpersons of the Board of Directors, and the others statutory officers by the Chief Executive Officer. The evaluations are discussed by the Operations, Finance and Compensation Committee and the Board of Directors, which resolve on the next steps of each of the executives in the Company (stay, promotion, dismissal etc.).

Such annual evaluation is based on leadership skills related to three logic principal pillars of the Company (Dream Big, Develop People and Live the Culture), namely: (i) make the dream come true; (ii) leadership of changes; (iii) talents developments; (iv) encouraging diversity and inclusion; (v) impacting leadership; and (vi) conducting to results. Thus, in addition to the achievement of outcome goals associated to the Company’s performance, the officers are also evaluated based on their compliance with the company’s culture and, as consequence, to its principles.

12.2- General meetings - rules, policies and practices

a) advance notice

Considering that the Company is an issuer of shares that back the ADR program, its advance notice of its general meetings must be given at least 30 days in advance, pursuant to Article 8 of CVM Instruction No. 559/15.

CVM may, at its sole discretion, by reasoned decision of its collective membership, at the request of any shareholder, and having heard the Company`s submission: (i) extend for up to 30 days, as of the date on which documents relating to matters to be resolved are to be disclosed to shareholders, on giving notice of publishing the first announcement calling a general meeting of a publicly listed company if the purpose of said general meeting is to deliberate on matters that, due to their complexity, require more time to be understood and analyzed by shareholders; and (ii) suspend for up to 15 days the course of advance notice for an extraordinary general meeting of a publicly listed company in order to study and analyze proposals to be submitted to the meeting and if necessary inform the Company before the end of the period of suspension as to the reasons it believes the deliberation proposed for the meeting will violate legal or regulatory provisions.

b) powers

General meetings of the Company's shareholders have powers to decide all business matters relating to the Company's charter purpose and take any measures deemed necessary for its protection and development.

The Company's shareholders general meetings, in accordance with by-laws and Law 6404/76, have exclusive powers to:

•           amend by-laws or even alter the company`s charter purpose;

•           elect or remove members of the Board of Directors or Fiscal Council at any time;

•           examine management's annual accounts and discuss and vote each reporting period's financial statements;

•           suspend the exercise of shareholder rights;

•           resolve on the valuation of assets that shareholders contribute to share capital;

•           authorize issues of shares;

•           resolve on conversion, consolidation, merger and de-mergers, dissolution or liquidation of the Company and termination of its state of liquidation, and elect and remove liquidators and judge their accounts;

•           authorize management to file for bankruptcy and apply for court- supervised or extrajudicial reorganization;

•           alter preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or create a more favored class;

•           issue preferred shares or add to existing class of preferred shares without retaining proportion to other classes of preferred shares;

•           reduce mandatory dividend payouts;

•           participate in groups of companies;

•           set overall compensation for directors and officers and Fiscal Council members;

•           attribute bonus shares and decide on any splits;

•           decide on allocation of net income, either distributing it to shareholders or adding to the share capital (beyond the limit of authorized capital); and

•           decide on stock option programs or share subscription plans for directors and officers, employees or individuals providing services to the Company, as well as managers, employees or providers of service in companies controlled by the Company.

c) physical or electronic addresses at which documents concerning general meetings will be available for shareholders to analyze

Electronic addresses:  ri.ambev.com.br; http://www.cvm.gov.br; http://www.bmfbovespa.com.br.

Mail address: Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Postal Code 04530-001, São Paulo, State of São Paulo.

d) identification and management of conflicts of interest

Law No. 6404/76 precludes shareholders voting in general meeting deliberations involving valuations of assets that contribute to share capital or approval of their accounts as directors or officers, or any other matter that may benefit them in particular, or that involves a conflict of interests with those of the Company. Additionally, Article 19, paragraph 3 of the Company's Bylaws states that "members of the board of director must not have access to information, or participate in Board of Directors meetings, related to matters in which they have or represent interests conflicting with the Company's."

As set forth in the manual for holding Company’s general meetings, if, during a meeting, there is an allegation by any of the attending shareholders about the purported conflict of interest of another shareholder that prevents him/her from voting at the respective meeting, or even about the occurrence of another legal possibility of impediment to vote (including, as the case may be, participation in a separate vote for the election of a member of Company’s Board of Directors or Fiscal Council), and the shareholder himself/herself has not declared his/her impediment, the chairperson or secretary of the meeting’s presiding board shall suspend the resolution to hear and receive such allegation (which shall include the name of the potentially conflicting shareholder, the subject-matter of the resolution and the allegedly existing conflict), together with any contrary statement by the shareholder in question, before put the matter to a vote. The chairperson himself/herself of the meeting’s presiding board may, in case of a possible impediment to vote, ask the shareholder to clarify the situation, before putting the matter to a vote. If a conflict of interest is verified, the shareholder in question shall be immediately absent from discussions on the topic and shall abstain from voting.

If a conflict of interest situation is identified by a shareholder and it is not communicated as mentioned above, the shareholder shall inform the Company within 15 days of the date of the respective meeting so that the Company management may take the appropriate measures in relation to the resolution.

In line with CVM’s understanding, in situations where the voting impediment is unequivocal and the shareholder does not abstain from voting, the chairperson of the presiding board has the power to declare such impediment, not being allowed him/her to prevent voting in other situations, without prejudice to the legal provisions on any voidability of the vote cast.

Any decision made as a result of shareholders voting that have a conflict of interest with the Company may be annulled and said shareholder shall be liable for damages and obliged to transfer any benefits they have obtained to the Company.

e) management’s request of proxies for exercise of voting rights

The Company has no rules, policies or practices for management's request of proxies for the exercise of voting rights at general meetings.

f) formal requirements for acceptance of shareholders’ proxies, stating whether the Company requires or waives authentication of their signatures, notarization, consularization and certified or sworn translations and whether the Company accepts proxies granted by shareholders using electronic media

Under Law No. 6404/76, shareholders may be represented at general meetings by a proxy designated within the previous year who must be a shareholder, company officer or attorney. For publicly listed companies, as is the case of the Company, a proxy may also be a financial institution or investment fund administrator representing fund shareholders.

To take part in general meetings, a shareholder representative must bear a document proving his or her identity and respective powers to attend a general meeting. The Company requires that, if possible, the powers of attorney with special powers of representation in the general meeting are filed in the Company’s head-office within three (3) business days of the date of the meeting.

The CVM Board meeting held on November 4, 2014 (CVM Case RJ2014/3578) ruled that corporate shareholders may be represented at shareholders' meetings through their legal representatives or duly appointed representatives in accordance with the company's articles of incorporation and Civil Code rules.

The Company requires signature via digital certificate or authentication of signatures, notarization, consularization and certified or sworn translations of shareholders’ proxies, as applicable. The Company does not accept electronically issued shareholders' proxies.

g) formal requirements for acceptance of remote votes when sent directly to the company, stating whether the issuer requires or waives authentication of signatures, notarization and consularization

In view of the provisions of CVM Instruction No. 570/15, the provisions of CVM Instruction No. 481/09 related to the adoption of distance voting became mandatorily applicable to the Company as of January 1, 2017.

Thus, the shareholder which chooses to exercise its distance voting right by sending it directly to the Company must send the following documents to the Company at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Postal Code 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores):

(i) distance voting instrument concerning the general meeting, duly filled out, with all its pages initialed and signature certified by a notary public or via digital certificate;

(ii) statement indicating its shareholding status in the Company; and

(iii) certified copy of the following documents:

•         for individuals: identity document with photo of the shareholder;

•         for legal entities: (a) last consolidated By-Laws or articles of association, as the case may be, (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its by-laws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc., and (c) identity document with photo of the legal representative(s);

•         for investment funds: (a) last consolidated regulations of the fund, (b) by-laws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund, (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be, and (d) identity document with photo of the legal representative(s).

The following identity documents will be accepted, provided they have a photo of the bearer: Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association.

In relation to the documents indicated in items (i) to (iii) above, the Company requires signature via digital certificate or that the signatures are certified by a notary public and by an embassy or consulate and that the documents are translated by a sworn translator, as the case may be.

The distance voting instruments, along with their respective documentation, will only be considered if received by the Company, in good order and in compliance with the provisions above, within up to seven days before the date of the meeting to which they refer. Pursuant to Article 21-U of CVM Instruction No. 481/09, the Company will inform the shareholder whether the documents received are sufficient for the vote to be deemed valid or the procedures and terms for any rectification or for resending, if necessary.

h) whether the company has an electronic system for receiving remote voting or for remote participation

Pursuant to CVM Instruction No. 481/09, the shareholder may exercise its voting right in general meetings by filling and handing out the distance voting instrument: (i) at the annual general meeting; (ii) whenever the general meeting is called to resolve on the election of (a) members of the Fiscal Council or (b) the Board of Directors, when the election is necessary to due vacancies in the majority of offices of the board, due to vacancy in the board of directors that has been elected by multiple vote or to fill vacancies intended for separate voting as addressed by Articles 141, Paragraph 4, and 239 of Law No. 6404/76; and (iii) whenever the extraordinary general meeting is called to be held on the same date fixed to the annual general meeting.

For more information about the distance voting procedure, see other sections of item 12 of this Reference Form.

i) instructions for a shareholder or for groups of shareholders to include resolutions to be moved, slates or candidates for membership of the board of directors and fiscal council on the remote voting form

Since January 1, 2017, if the shareholder wishes to include proposals for resolution or candidates to be members of the Board of Directors or the Fiscal Council in the distance voting instruments, it will be required to send such proposals by mail to Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Postal Code 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores), along with the documents concerning the proposal (including the information mentioned in Article 21-M of CVM Instruction No. 481/09) and the status and interest of the shareholder, within the terms and in the manner established in the current regulation.

j) whether the Company offers internet forums or pages to receive and share shareholders' comments on agendas for meetings

The Company does not have internet forums or pages to receive or share shareholders' comments on agendas for meetings.

k) other information required for remote participation exercise of voting rights

In addition to the possibility of distance voting by sending the distance voting instrument directly to the Company, the shareholders can send the instructions for completion of the distance voting instrument to service providers which provide services of collection and transmission of instructions for completion of the distance voting instrument, such as:

(i) the shareholder’s custodian, if the shares are deposited in a central depository; or

(ii) Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depository.

The Company does not broadcast live video and/or audio of meetings.

12.3- Rules, policies and practices relating to the Board of Directors

a) number of meetings held in the last year, distinguishing between ordinary and extraordinary meetings

In 2019, 16 meetings of the Board of Directors were held, of which 7 ordinary and 9 extraordinary.

In general, the Board of Directors holds ordinary meetings at least quarterly and extraordinary meetings whenever necessary. Meetings of the Board of Directors are convened at least 24 hours in advance by any of its co-chairpersons or a majority of its members by letter, telegram, e-mail or personally.

b) provisions in the shareholders' agreement that place restrictions or conditions on the exercise of voting rights by board members, if there are any such provisions

Previous Shareholders’ Agreement (effective until July 1, 2019)

AmBrew S.A., InterBrew International B.V and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência entered into a shareholders’ agreement regulating the exercise of voting rights arising from ownership of the Company's shares and the exercise by the Company of voting rights arising from the ownership of shares or ownership interests (quotas) representing the capital of its subsidiaries, among other matters. The abovementioned Company's shareholders' agreement was signed on April 16, 2013 and came into effect on July 30, 2013, the date on which the stock swap merger was approved, and it shall remain in effect until July 1, 2019 (Previous Shareholders’ Agreement). As of July 2, 2019, a new shareholders’ agreement (2019 Shareholders’ Agreement) came into force, as described below.

Although each common share issued by the Company grants shareholders the right to vote in elections of the Company's Board of Directors, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V. have the prerogative of electing the majority of the Company's board members.

Under the Company's Previous Shareholders' Agreement, each of the parts – Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V. - had representation on the Board of Directors of the Company and its subsidiaries and in addition to members and alternates had the right to designate up to two observers each to attend meetings of the Company's Board of Directors without voting rights. The boards of directors of the Company and its subsidiaries could consist of at least three and no more than fifteen members and the same number of alternates, elected for three-year terms of office and who may be re-elected.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência had the right to designate four board members and their respective alternates to the Boards of Directors of the Company and its subsidiaries, provided that it continued to hold at least 1,501,432,405 Company shares (this number to be adjusted for bonuses, splits and reverse splits). Under the Company's shareholders' agreement, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência could not designate more than four directors even if its holding of the Company's capital increased in relation to the minimum of 1,501,432,405 Company shares (this number to be adjusted for bonuses, splits and reverse splits). AmBrew S.A. and Interbrew International B.V. could designate members and alternates to the Board of Directors of the Company and its subsidiaries in a proportion to the number of members designated by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência. The abovementioned proportion is based on the ratio that would be established between the Company's voting capital held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and that held by AmBrew S.A. and InterBrew International B.V.

The Previous Shareholders' Agreement stated that the Company would have two co-chairpersons of the Board of Directors with the same rights and duties, one to be designated by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the other jointly designated by AmBrew S.A. and InterBrew International B.V. In event of a tied vote, neither of the co-chairpersons would have a casting vote on matters submitted to the Company's Board of Directors.

Each party to the agreement in question could remove a director they have appointed to a Board of Directors of the Company or its subsidiaries, and also had the right to appoint their replacement or another alternate if the originally appointed alternate was confirmed for the vacant position.

The Company's Previous Shareholders' Agreement also stated that shareholders could by consensus decide to set up committees within the Company's Board of Directors for the purpose of analyzing specific matters requiring specific technical knowledge.

On matters submitted to a vote of the shareholders or their representatives on the Board of Directors of the Company or its subsidiaries, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V. should endeavor to (i) to reach a consensus on the exercise of their voting rights in the Company and its subsidiaries, and (ii) agree as to how to instruct their representatives to vote matters on the agenda. The Company's Previous Shareholders' Agreement provided that the parties should hold a preliminary meeting before any general meeting or meeting of the Board of Directors of the Company or its subsidiaries in order to discuss and determine a consensus position to be taken by the parties at said board meetings or general meetings.

If the parties failed to reach a consensus on a particular matter, the position to be adopted by all parties to the agreement would be determined by the shareholder or group of shareholders holding the largest number of voting shares, which is currently the group consisting of AmBrew S.A. and InterBrew International B.V. This rule does not apply in cases of (i) election of members of the Board of Directors, which should comply with the abovementioned specific election rules, and (ii) voting on matters requiring the unanimous approval of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V. The following matters required unanimous approval:

•           any alteration to the By-laws of the Company and/or any of its subsidiaries that affects: (a) its charter purposes, (b) the duration, and/or (c) composition, powers and duties of management bodies;

•           approval of the annual investment budget of the Company and/or any of its subsidiaries if the amount to be invested exceeds 8.7% of the Company's estimated net sales revenue for the same fiscal year;

•           appointment, removal or replacement of the Company's General Manager;

•           approval of, or amendment to, the compensation policy for the Board of Directors and management of the Company and its subsidiaries;

•           approval of stock option plans for directors and employees of the Company and/or its subsidiaries;

•           alteration of statutory dividend policy of the Company and/or its subsidiaries;

•           capital increases of the Company and/or any of its subsidiaries with or without rights of first refusal of subscriptions, creation of a new class of shares or changes in character of existing shares, capital decrease, debenture issues, convertible to shares or not, subscription warrants and creation of beneficiary parties by the Company and/or any of its subsidiaries except when such legal business matters are transacted between the Company and its subsidiaries or between its subsidiaries;

•           mergers, spin-offs, transformations, consolidations, acquisitions and divestitures involving the Company and/or any of its subsidiaries, in the latter case (a) when it involves a company that is not directly or indirectly controlled by the Company and (b) provided that it leads to a reduction in the average dividend paid out by the Company in the immediately previous five years, adjusted by the IGP-M variation calculated by Fundação Getúlio Vargas as of the date of each payout;

•           creation, acquisition, assignment, transfer, encumbrances and/or disposal under any title or form of shares and/or any securities issued by any of the subsidiaries, except those in favor of the Company and/or another subsidiary;

•           a debt transaction that leads to a debt/equity ratio of more than 1.5 being entered into by the Company and/or any of the subsidiaries;

•           execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or its subsidiaries;

•           loans and guarantees of any kind made or provided by the Company and/or any of its subsidiaries for more than 1% of the Company's shareholders’ equity recognized in the most recent audited balance sheet, to any third party, except: (a) employees of the Company and its subsidiaries; (b) the subsidiaries themselves;

•           election of members of the Company's Board of Directors committees;

•           cancellation of registration of the Company and/or any of its subsidiaries as publicly traded companies;

•           application for bankruptcy or bankruptcy by the Company and/or any of its subsidiaries;

•           liquidation or dissolution of the Company and/or any of its subsidiaries; or

•           engaging external auditors for the Company and/or its subsidiaries.

The Company's Previous Shareholders' Agreement stipulated that if the parties failed to reach a consensus in a preliminary meeting on any of the abovementioned matters, they would exercise their voting rights in order to avoid approval of said matter. The Company's Previous Shareholders' Agreement also provided that any votes cast by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. or InterBrew International B.V., or any of the Board of Directors’ members appointed by each one of them, that was in breach of shareholders' agreement would be null, void and ineffective.

New Shareholders’ Agreement (effective since July 2, 2019)

AmBrew S.A. and InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the Company, the latter acting as intervening party, entered into a shareholders' agreement on April 16, 2013, which came into effect as of July 2, 2019 ("New Shareholders' Agreement"), subject to the fulfillment of certain conditions. The effectiveness of the New Shareholders' Agreement was subject to the approval of the stock swap merger that took place on July 30, 2013, as mentioned in item 6.3 above, and its effectiveness was subject to the maintenance by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência of the entitlement of a minimum number of Company shares.

Among other matters, the New Shareholders' Agreement regulates the exercise of voting rights arising from ownership of shares and the exercise by the Company of voting rights arising from ownership of shares or ownership interest (quotas) representing the capital of its subsidiaries. The principal terms of the New Shareholders' Agreement are described below.

The New Shareholders' Agreement states that the Company's management shall consist of a Board of Directors and an executive board. The Company's Board of Directors will no longer have two co-chairpersons.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two members and their alternates to the Company's Board of Directors, provided that it maintains its ownership of at least 1,501,432,405 Company shares (this number to be adjusted for bonuses, splits and reverse splits). One of the members of the Board of Directors designated by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to attend as an observer the meetings of the Company's Operations, Finance and Compensation Committee and its Related Parties and Antitrust Compliance Committee, as well as those of any other committee that may be set up by the Board of Directors. In addition, the Parties to the New Shareholders’ Agreement promise to make their best efforts to enable said observer to attend meetings of the Fiscal Council. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove directors it appointed to the Company's Board of Directors and shall also be entitled to appoint replacements or new alternates if the originally appointed alternate is confirmed for the position thus vacated.

The New Shareholders’ Agreement further states that the Company's Board of Directors may set up committees. The Company's Operations, Finance and Compensation Committee and Related Parties and Antitrust Compliance Committee were set up at a meeting of the Company's Board of Directors held immediately after concluding the stock swap merge on July 31, 2013.

The abovementioned rules relating to the Company's management, that are stipulated in the New Shareholders' Agreement, do not apply to the management bodies of the Company's subsidiaries.

The Company's New Shareholders' Agreement states that the Parties shall hold a preliminary meeting before any general meeting or meeting of the Company's Board of Directors or its subsidiaries to discuss and determine a consensus position to be taken by the Parties at said general meetings or meetings.

If the parties fail to reach consensus on a matter in particular, the decision to be adopted by all parties to the New Shareholders' Agreement will be determined by the shareholder holding the largest number of voting shares. This rule does not apply in case of deliberation on the following matters listed below: (i) election of members of the Board of Directors or member of any committee set up by the Board of Directors, which must comply with the above-mentioned specific election rules; (ii) votes on the following matters that require unanimous approval of the Parties: any amendment to Bylaws of the Company and/or any of its subsidiaries to alter: (a) its business purpose and cease its production, marketing and distribution of beverages; (b) the disposal of each fiscal year's net income pursuant to the Company's By-laws and corresponding provisions in the by-laws of its subsidiaries that are sponsors of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (c) the minimum mandatory dividend of 40% of the Company's net income; (d) any other provisions that alters the rights of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência under the New Shareholders' Agreement; (e) the Company's conversion into a different type of legal entity.

The New Shareholders' Agreement became effective as of July 2, 2019, subject to the abovementioned conditions and shall remain in force for the period in which Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência continues to hold at least 1,501,432,405 shares in the Company's capital (this number to be adjusted for bonuses, splits and reverse splits). Fundação Antonio e Helena Zerrenner National Institution of Philanthropic may cancel the New Shareholders’ Agreement at any time.

c) rules for identifying and managing conflicts of interest

Under Law 6404/76 a person must not be elected as a director of the Company, unless waived by a general meeting, if they have interests conflicting with the Company's or hold positions in companies that may be considered competitors in the market, in particular, positions on their advisory boards, management bodies or fiscal councils/audit committees.

Law 6404/76 also bars directors or officers from intervening in any corporate transaction in which they have interests conflicting with the Company's interest, or in any deliberation in this respect made by the other directors; in these cases, those affected must notify their impediment and the nature and the extent of their interest must be recorded in the minutes of meeting of the Board of Directors or executive board. However, directors or officers and the Company may reach agreements on reasonable and fair terms similar to those prevailing in the market or terms that the Company would agree to with third parties.

In relation specifically to directors or officers who are also shareholders of the Company and as per item 12.2 (d) above, Law 6404/76 states that a shareholder may not vote in general meetings concerning valuations of assets to be added to capital stock or approval of their accounts as directors or officers, or any other deliberations that may benefit them in a particular way, or that involve conflict of interests with the Company.

Any decision made as a result of votes by shareholders that have a conflict of interest with the Company may be annulled. The shareholder shall be held liable for damages and be obliged to transfer any benefits obtained to the Company.

d) If the issuer has a formally approved policy of appointment and filing positions of the board of directors.

The Company does not have a policy of appointment and filing position of the Board of Directors.

12.4 - Description of arbitration clause

Not applicable, since the Company's By-laws do not stipulate commitment to arbitration to settle any disputes between shareholders or between shareholders and the Company.

12.5 - Composition and professional experience of management, fiscal council and statutory audit committee members

Name	Date of birth	Management body	Date elected	Term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other issuer positions or duties
Number of consecutive terms of office. Whether the member shown is an independent member, and if so, the criterion used by issuer to determine independence

Jean Jereissati Neto	September 20, 1974	Executive board	November 12, 2019	December 31, 2021
693.224.813-15	Business manager	Chief Executive Officer	January 1, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Lucas Machado Lira	February 21, 1977	Executive board	February 5, 2020	December 31, 2021
032.585.176-06	Attorney	Chief Financial, Investor Relations and Shared Services Officer	April 29, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Leticia Rudge Barbosa Kina	June 12, 1976	Executive Board	August 7, 2018	December 31, 2021
255.726.488-17	Attorney	Legal Vice President Officer	January 1, 2019	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Ricardo Morais Pereira de Melo	December 1, 1971	Executive board	August 7, 2018	December 31, 2021
765.157.884-87	Civil engineer	People and Management Vice President Officer	January 1, 2019	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Eduardo Braga Cavalcanti de Lacerda	April 16, 1976	Executive board	August 7, 2018	December 31, 2021
072.401.457-86	Engineer	Commercial and Non-Alcoholic Beverages Vice President Officer	January 1, 2019	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.

Maurício Nogueira Soufen	February 11, 1969	Executive board	August 7, 2018	December 31, 2021
162.743.818-13	Mechanical engineer – automation and systems	Industrial Vice President Officer	January 1, 2019	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Paulo André Zagman	January 15, 1977	Executive board	August 7, 2018	December 31, 2021
072.343.527-83	Civil engineer	Logistics Vice President Officer	January 1, 2019	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Ricardo Gonçalves Melo	July 13, 1970	Executive board	August 7, 2018	December 31, 2021
968.950.397-91	Attorney	Corporate Affairs and Compliance Vice President Officer	January 1, 2019	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Eduardo Eiji Horai	March 26, 1985	Executive board	December 2, 2019	December 31, 2021
319.022.918-08	Computer scientist	Information Technology Vice President Officer	January 1, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Rodrigo Figueiredo de Souza December 09, 1975		Executive board	August 7, 2018	December 31, 2021
200.176.968-79 Engineer		Procurement Vice President Officer	January 1, 2019	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
3rd term of office.
Daniel Cocenzo	April 9, 1974	Executive board	February 5, 2020	December 31, 2021
029.453.467-96	Business manager	Sales Vice President Officer	March 1, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the executive board.
Officer elected by controlling shareholder
1st term of office.
Ricardo Dias Mieskalo Silva	October 25, 1978	Executive board	February 5, 2020	December 31, 2021
038.840.019-65	Business manager	Marketing Vice President Officer	March 1, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the executive board.
Officer elected by controlling shareholder
1st term of office.

Victorio Carlos De Marchi	November 13, 1938	Board of Directors	April 24, 2020	Until the 2023 AGM
008.600.938-91	Attorney	Co-chairman	May 13, 2020	Yes
Chairman of the Operations, Finance and Compensation Committee and the Related Parties and Antitrust Compliance Committee
Director elected by controlling shareholder
4th term of office.
Carlos Alves de Brito	May 08, 1960	Board of Directors	April 24, 2020	Until the 2023 AGM
595.438.507-63	Engineer	Co-chairman	May 13, 2020	Yes
Not applicable, since the only position held in the Company is that of co-chairman of the Board of Directors
Director elected by controlling shareholder
4th term of office.
Milton Seligman August 19, 1951 093.165.740-72 Engineer		Board of Directors Member (effective)	April 24, 2020 May 13, 2020	Until the 2023 AGM Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors
2nd term of office.
José Heitor Attilio Gracioso	November 20, 1931	Board of Directors	April 24, 2020	Until the 2023 AGM
006.716.908-25	Attorney	Member (effective)	May 13, 2020	Yes
Member of the Related Parties and Antitrust Compliance Committee
Director elected by controlling shareholder
4th term of office.
Michel Dimitrios Doukeris	April 9, 1973	Board of Directors	April 24, 2020	Until the 2023 AGM
		Member (alternate)	May 13, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors
Director elected by controlling shareholder
2nd term of office.
Vicente Falconi Campos	September 30, 1940	Board of Directors	April 24, 2020	Until the 20230 AGM
000.232.216-15	Engineer	Member (effective)	May 13, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors
Director elected by controlling shareholder
4th term of office.
Luis Felipe Pedreira Dutra Leite	August 3, 1965	Board of Directors	April 24, 2020	Until the 2023 AGM
824.236.447-87	Economist	Member (effective)	May 13, 2020	Yes
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
4th term of office.
Roberto Moses Thompson Motta	November 06, 1957	Board of Directors	April 24, 2020	Until the 2023 AGM
706.988.307-25	Engineer	Member (effective)	May 13, 2020	Yes
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
4th term of office.

Cecília Sicupira	May 24, 1981	Board of Directors	April 24, 2020	Until the 2023 AGM
055.532.167-37	Business administrator	Member (effective)	May 13, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors
Director elected by controlling shareholder
2nd of office.
Antonio Carlos Augusto Ribeiro Bonchristiano April 1, 1967		Board of Directors	April 24, 2020	Until the 2023 AGM
086.323.078-43 Bachelor of Politics, Philosophy and Economics		Member (independent)	May 13, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors
Independent member - as defined in the Company’s Bylaws
3rd term of office
Marcos de Barros Lisboa August 2, 1964		Board of Directors	April 24, 2020	Until the 2023 AGM
806.030.257-49 Economist		Member (independent)	May 13, 2020	Yes
Member of the Related Parties and Antitrust Compliance Committee
Independent member - as defined in the Company’s Bylaws
3rd term of office.
Carlos Eduardo Klutzenschell Lisboa	July 9, 1969	Board of Directors	April 24, 2020	Until the 2023 AGM
694.514.864-53	Business manager	Member (effective)	May 13, 2020	Yes
Not applicable, since the only position held in the Company is that of deputy member of the Board of Directors
Director elected by controlling shareholder
2nd term of office.
Nelson José Jamel 025.217.577-80 Not applicable, since the only position held in the Company is that of member of the Board of Directors Director elected by controlling shareholder 2nd term of office	March 17, 1972 Engineer	Board of Directors Member (effective)	April 24, 2020 May 13, 2020	Until the 2023 AGM Yes
José Ronaldo Vilela Rezende	June 07, 1962	Fiscal Council	April 24, 2020	Until the 2021 AGM
501.889.846-15	Accountant	Fiscal Council (effective member) / elected by controlling shareholder	May 6, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder
5th term of office
Elidie Palma Bifano	May 16, 1947	Fiscal Council	April 24, 2020	Until the 2021 AGM
395.907.558 - 87	Attorney	Fiscal Council (effective member) / elected by controlling shareholder	May 6, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder
2nd term of office.

Vinicius Balbino Bouhid	August 6, 1961	Fiscal Council	April 24, 2020 May 6, 2020	Until the 2021 AGM No
667.460.867/04	Civil engineer	Member (effective member) / elected by minority shareholders
Not applicable, since the only position held in the Company is that of member of the Fiscal Council
Independent member - elected by minority shareholders
1st term of office
Emanuel Sotelino Schifferle	February 27, 1940	Fiscal Council	April 24, 2020	Until the 2021 AGM
009.251.367-00	Engineer	Fiscal Council (alternate member) / elected by controlling shareholder	May 6, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder 8th term of office.
Eduardo Rogatto Luque	July 6, 1969	Fiscal Council	April 24, 2020	Until the 2021 AGM
142.773.658-84	Accountant	Fiscal Council (alternate member) / elected by controlling shareholder	May 6, 2020	Yes
Not applicable, since the only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder
1st term of office.
Carlos Tersandro Fonseca Adeodato	January 2, 1954	Fiscal Council	April 24, 2020	Until the 2021 AGM
337.770.397-72	Economist	Fiscal Council (alternate member) / elected by minority shareholders	May 6, 2020	No
Not applicable, since the only position held in the Company is that of member of the Fiscal Council
Independent member - elected by minority shareholders
1st term of office.
Professional experience / Declaration of convictions, if applicable

Jean Jereissati Neto – 693.224.813-15

Holds the position of Chief Executive Officer of the Company since January 2020. In the past five years, held various positions in the Company and at Anheuser-Busch InBev SA/NV, a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, serving as the General Manager of the operations for CAC (Central America and Caribbean) zone and China, General Manager of Asia and Pacific North zone, and Chief Sales and Marketing Officer of the Company. Mr. Jean Jereissati Neto declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Lucas Machado Lira – 032.585.176-06

Holds the position of Chief Financial, Investor Relations and Shared Services Officer of the Company since April 2020. In the past five years, held various positions at Anheuser-Busch InBev SA/NV, a company whose core business is producing and marketing beverages and is part of the Company's economic group, including the position of Global Financial Vice President for M&A. Previously, he has held several positions at the Company, including Manager of the Investor Relations department, Compliance, Corporate & Legal Manager, PMO of Supply Chain and HILA (Hispanic Latin America) and M&A Legal Manager. Mr. Lucas Machado Lira declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Leticia Rudge Barbosa Kina – 255.726.488-17

Holds the position of Legal Vice President Officer of the Company since January 2019. In the past five years, held the position of Chief Tax and Corporate Legal Officer and Chief Legal Officer at the Company. She is member of the Administrative Council of SINDICERV - National Union of the Beer Industry, since 2018 and director of WILL-Women in Leadership in Latin America since 2019. In addition, she was the Director of GETAP - Applied Tax Studies Group, from 2016 to 2019. Ms. Leticia Rudge Barbosa Kina declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Ricardo Morais Pereira de Melo – 765.157.884-87

Holds the position of People and Management Vice President Officer of the Company since September 2018. In the past five years, held several positions at the Company and at Anheuser-Busch InBev SA/NV, a publicly listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Sales Officer in Canada, Sales Strategy Officer in the United States and Resellers Officer in the United States and Sales Officer at the Company. Mr. Ricardo Morais Pereira de Melo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Eduardo Braga Cavalcanti de Lacerda – 072.401.457-86

Holds the position of Commercial and Non-Alcoholic Beverages Vice President Officer of the Company since March 2020. In the past five years, held various positions at the Company and at Anheuser-Busch InBev SA/NV, a listed company whose core business is making and selling beverages, which makes part of the Company’s economic group, including the positions of Company’s Soft Drinks Officer, General Officer of operations of CAC zone (Central America and Caribbean) and Finance Vice-President for Europe. Mr. Fernando Dias Soares declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Maurício Nogueira Soufen – 162.743.818-13

Holds the position of Industrial Vice President Officer of the Company since October 2016. In the past five years, held several positions at the Company, including the position of Logistics Officer, Officer for the Engineering Center and as Industrial Operations Officer – Mid-West Regional. Mr. Maurício Nogueira Soufen declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Paulo André Zagman – 072.343.527-83

Holds the position of Logistics Vice President Officer of the Company since January 2019. In the past five years, held various positions at the Company, including the position of People and Management Officer and Logistics Officer, both of Latin America South zone. Mr. Paulo André Zagman declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Ricardo Gonçalves Melo - 968.950.397-91

Holds the position of Corporate Affairs and Compliance Vice President Officer of the Company since January 2019. In the past five years, held the position of Company’s Civil Law and Labor Compliance Officer. He currently also serve as (i) Chairman of the Fiscal Council of Instituto Ambev de Previdência Privada - IAPP, a private pension entity, since 2012, having joined such institute since 2003; (ii) member of the Administrative Council of SINDICERV - National Union of the Beer Industry, since 2018; (iii) deputy director of ETCO - Brazilian Competition Ethics Institute, since 2018; and (iv) member of the Executive Committee of the Cerveceros Lationamericanos association, since 2018. In addition, he served as Officer of CERVBRASIL - Brazilian Beer Industry Association until 2017. Mr. Ricardo Gonçalves Melo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Eduardo Eiji Horai - 319.022.918-08

Holds the position of Information Technology Vice President Officer of the Company since January 2020. In the past five years, served as senior manager and chief technology officer for Latin America at Amazon Web Services (AWS) and, previously, he was also part of the Enterprise Architecture department at Toyota Motor Europe - Belgium . Mr. Eduardo Eiji Horai declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Rodrigo Figueiredo de Souza– 200.176.968-79

Holds the position of Procurement Vice President Officer of the Company since September 2015. In the past five years, held several positions at the Company and at Anheuser-Busch InBev SA/NV, a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Regional Plant Officer and Logistics Officer for the Latin America North zone. Mr. Rodrigo Figueiredo de Souza declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Daniel Cocenzo – 029.453.467-96

Holds the position of Sales Vice President Officer of the Company since March 2020. In the past five years, held several positions at the Company, including Premium and High End Executive Officer, People and Management Officer for CAC (Central America and Caribbean) zone, Sales Officer in Dominican Republic and Regional Sales Officer (RJ/ES). Mr. Daniel Cocenzo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Ricardo Dias Mieskalo Silva - 038.840.019-65

Holds the position of Marketing Vice President Officer of the Company since March 2020. In the past five years, held several positions at the Company and at Anheuser-Busch InBev SA/NV, a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Procurement Director for the North America zone, Procurement Vice-President for the Asia and Pacific zone, Global Vice-President of Consumer Connections and Marketing Vice-President for the Middle Americas zone. Mr. Ricardo Dias Mieskalo Silva declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Victorio Carlos De Marchi – 008.600.938-91

Holds the position of effective member of the Board of Directors of the Company. In the past five years, he has (i) since 1985, been a member of the Board of Directors of Fundação Zerrenner since 1985, a foundation whose core business is providing free health care and education, and since 2006, has also been executive director of this foundation; (ii) since 2018, a member of the Board of Directors of Itaúsa – Investimentos Itaú S.A.; (iii) since 2006, the chairman of the board of Instituto Ambev de Previdência Privada (IAPP), a private pension entity; (iv) since 2004, a member of the board of a private institute researching Brazilian industry and development, Instituto de Estudos para o Desenvolvimento Industrial (IEDI); (v) since 1994, the member representing Brazil on the Latin American Business Council (CEAL) and is also currently an executive officer; (vi) since 2008, a member of the State of São Paulo Employers Association (Federação das Indústrias do Estado de São Paulo or FIESP)'s strategic affairs council; (vii) since 2002, a member of the Executive Committee of the Cerceveros Latinoamericanos association; (viii) since 2003, a member of the Board of Directors of the Brazilian Competition Ethics Institute (Instituto Brasileiro de Ética Concorrencial), and chairman of the latter's Board of Directors since 2012; and (ix) since 2005, a member of the board of the Health and Alcohol Information Center (Centro de Informações sobre Saúde e Álcool - CISA). Since 1999, besides acting as the co-chairman of the Company's Board of Directors, also acts as Chairman of the Company's Operations, Finance and Compensation Committee and its Related Parties and Antitrust Compliance Committee. In addition, from 2003 to 2009, he was co-chairman of the board of directors of Quilmes Industrial Société Anonyme, the Company's subsidiary, whose core business is making, distributing and selling beer, and which is part of the Company's economic group. Mr. Victorio Carlos De Marchi declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Alves de Brito – 595.438.507-63

Holds the position of effective member of the Board of Directors of the Company. In the past five years, has acted, from December 2005, as Chief Executive Officer of Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. In addition, he currently holds the following positions: (i) member of the Advisory Board of Tsinghua University School of Economics and Management, an educational entity in China; and (ii) member of the CEO group of the International Alliance for Responsible Drinking (IARD), a nonprofit organization dedicated to addressing responsible consumption. Additionally, in 2005, he served as General Officer for North America of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Reference Form. Since 2006, he was also co-chairman of the Board of Directors of Companhia de Bebidas das Américas – Ambev. Mr. Carlos Alves de Brito declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Milton Seligman –  093.165.740-72

Holds the position of effective member of the Board of Directors of the Company. In the past five years, served as (i) since 2015, chairman of the Board of Directors of Instituto Sonho Grande, that is engaged  in the improvement of the Brazilian public teaching, (ii) since 2014, consulting member of Fundação  Brava, a non-profit organization that develops and supports impact initiatives to contribute with the development of Brazil, (iii) since 2014, consulting member of Fundação Lemann, a family non-profit organization focused on innovative projects in education; (iv) since 2015, Global Fellow of Woodrow Wilson International Center for Scholars, an independent research center focused on public politics and located in Washington, DC/USA, and (v) since 2017, coordinator of the Program of Public Management and Politics Courses of INSPER, high education and research institution. He is currently a member of the Company's board of directors and member of the Board of Directors of Fundação Zerrener, whose main activity is providing free health care and education, and, since 2014, he is manager-partner of Milton Seligman e Associados Consultoria e Participações Ltda., a corporate consultancy company. In addition, between 2013 and 2016, he was a member of the Board of Directors of Tenedora CND, S.A., holding company of the Company’s operations in Dominican Republic, and, between 2004 and 2013, he served as Corporate Relations Officer of Companhia de Bebidas das Americas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Reference Form. Mr. Milton Seligman declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

José Heitor Attilio Gracioso – 006.716.908-25

Holds the position of effective member of the Board of Directors of the Company. In the past five years, also acted as member of the Company's Related Parties and Antitrust Compliance Committee. Additionally, he is currently a member of the fiscal council of Escola Superior de Propaganda e Marketing (ESPM) and of the board of directors and board of officers of Fundação Zerrenner, whose core business is providing free health care and education. Mr. José Attilio Gracioso declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Michel Dimitrios Doukeris – – 810.940.279-87

Holds the position of alternate member of the Board of Directors of the Company. In the past five years, held the following positions with Anheuser-Busch InBev SA/NV, a listed company whose core business is making and selling of beverages and which makes part of the economic group of the Company: (i) from 2013 to 2016, he was the Chief Operations Officer in APAC (Asia Pacific) zone of Anheuser-Busch InBev SA/NV; (ii) from 2016 to 2017, he was the global Chief Sales Officer of Anheuser-Busch InBev SA/NV, and (iii) since 2017, he has been Chief Operations Officer - North America for Anheuser-Busch InBev SA/NV. Mr. Michel Dimitrios Doukeris declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Vicente Falconi Campos – 000.232.216-15

Holds the position of effective member of the Board of Directors of the Company. In the past five years was, and currently is (i) chairman of the board of the Social Institute Encouraging, Supporting and Recognizing Talents (ISMART), a private non-profit entity that identifies young low-income talents and offers them scholarships at private schools of excellence, from elementary to university level; (ii) member of the advisory council of Fundação Zerrenner, whose core business is providing free health care and education; and (iii) member of the Board of Directors of Eletrobrás S.A., the largest electricity producer and transmission company in Brazil. He is also the founder and chairman of the board of directors of Brazil's largest management consulting company, Falconi - Consultores de Resultados. He is a consultant for Brazil's federal government and various state and municipal governments as well as the largest Brazilian companies such as Gerdau, Vale, Amil (United Health), Petrobras, B2W, and many others. Mr. Vicente Falconi Campos declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

Holds the position of effective member of the Board of Directors of the Company. In the past five years and currently, he also holds the positions of effective member of the Company’s Operations, Finance and Compensation Committee. Until April 2020, he held the position of Chief Financial Officer of Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. In addition, from 2013 to 2015, he was part of the Board of Directors of Whitby School, an educational entity in the United States. Mr. Luis Felipe Pedreira Dutra Leite declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Roberto Moses Thompson Motta – 706.988.307-25

Holds the position of effective member of the Board of Directors of the Company. In the past five years and currently, he is a member of the Boards of Directors of the following companies (i) since 2001, Lojas Americanas S.A., a listed company whose core business is commerce in general; (ii) since 2001, São Carlos Empreendimentos e Participações S.A., a publicly listed company whose core business is managing real estate development projects of its own and third parties; (iii) since 2013, of Restaurant Brands International (formerly known as Burger King Worldwide Inc.), a food industry company; and (iv) since 2005, of 3G Capital, a private equity vehicle founded by Mr. Jorge Paulo Lemann, Mr. Marcel Herrmann Telles, and Mr. Carlos Alberto Sicupira, all indirectly controlling shareholders of the Company. Currently, he also serves as a member of the Company's Operations, Finance and Compensation Committee. He also was, between 2004 and 2014, member of the board of directors of Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Mr. Roberto Moses Thompson Motta declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Cecília Sicupira – 055.532.167-37

Holds the position of effective member of the Board of Directors of the Company. In the past five years, she also held the following positions, in the following companies: (i) member of the Board of Directors of Restaurants Brands International Inc., whose core business is the operation of quick service restaurants and other type of restaurants; (ii) alternate member of the Board of Directors of São Carlos Empreendimentos e Participações S.A., a publicly listed company whose core business is managing real estate development projects of its own and third parties; (iii) member of the Board of Directors of S-BR Global Investments Ltd., whose core business is providing financial consulting; (iv) member of the Board of Directors and of the board of officers of S-Velame Administração de Recursos e Participações S.A., a holding company which holds an ownership interests in Anheuser-Busch InBev SA/NV. Currently, she is a member of the Board of Directors and of the compensation committee of Lojas Americanas S.A., a listed company whose core business is commerce in general, since 2013. Mrs. Cecília Sicupira declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Antonio Carlos Augusto Ribeiro Bonchristiano – 086.323.078-43

Holds the position of effective member of the Board of Directors of the Company. In the last 5 years, and currently, he holds the following positions: (i) chief executive officer and member of the Board of Directors of GP Investments, Ltd., whose core business is holding ownership interest in the capital of other companies through private equity transactions; (ii) member of the Board of Directors of Rimini Street, a company whose core business is the provision of systems maintenance services; (iii) member of the Board of Directors of FoodFirst Global Restaurants, which has as core business the operation of restaurants in the United States, (iv) member of the Board of Directors of BR Properties S.A., which has as core business the investment and management of commercial and logistic properties, (v) member of the board of Study Foundation (Fundação Estudar), a non-profit organization whose aim is to empower young talents to undertake ambitious projects and transform Brazil; (vi) member of the Board of Directors of John Carter Brown Library, located in Providence, Rhode Island, United States; (vii) member of the Supervisory Board of Bodleian Library, located in Oxford, United Kingdom . In addition, from 2014 to 2015, he held the position of member of the Board of Directors of BRZ Investimentos S.A., whose core business is managing investment funds. Mr. Antonio Carlos Augusto Ribeiro Bonchristiano declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Marcos de Barros Lisboa – 806.030.257-49

Holds the position of effective member of the Board of Directors of the Company. In the past five years, he has acted as Executive Officer of Unibanco S.A. and Vice-President for Insurance, Controls and Operational Support of Itaú Unibanco S.A. both companies whose business is predominantly the financial sector. Currently he is (i) CEO of higher education and research institution INSPER (ii) member of the Board of Directors of Cerradinho Bioenergia S.A.; and (iii) officer of PagSeguro Ltda. Currently he is also a member of the board of directors of the Company. In addition, until 2013, he was a member of the Board of Directors of Itaú Unibanco S.A. and, between 2003 and 2005, he was Economic Policy Secretary at the Ministry of Finance. Since the late 1980s, he has been a member of faculty of several educational institutions in Brazil and internationally. He holds a Ph.D. in Economics from the University of Pennsylvania. Mr. Marcos de Barros Lisboa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Nelson José Jamel – 025.217.577-80

Holds the position of effective member of the Board of Directors of the Company. In the past five years, he has held different positions in the Company and at Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group (ABI). Currently, he holds the position of Global Chief People and Management Officer at ABI. Until April 2020, he served as Chief Financial and Technology Officer for North America Zone at ABI. From 2007 to 2008, he held the position of Vice President of Finance for the Western Europe zone of ABI. He was also Chief Financial Officer of Compañia Cervecera AmBev Dominicana, C. por A., a company which is part of the Company`s economic group. In 2009, he has held the position of Chief Financial and Investor Relations Officer of Companhia de Bebidas das Américas – Ambev, an open capital company, whose core business was the manufacture, distribution and commercialization of beers, soft drinks and other non-alcoholic products, succeeded by the Company, since January 2, 2014, as described in item 6.3 of this Reference Form, remaining in such position until 2015. Mr. Nelson José Jamel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Eduardo Klutzenschell Lisboa – 694.514.864-53

Holds the position of alternate member of the Board of Directors of the Company. In the last 5 years, he held different positions at Anheuser-Busch InBev SA/NV, an open capital company whose core business is the production and commercialization of beverages, which is part of the Company's economic group, and the Company. From 2014 to 2016, he held the position of Global Vice-President of Global Brands of Anheuser-Busch InBev SA/NV. Currently he holds the position of President of the Middle Americas Zone. In addition, from 2005 to 2011, he held the position of Marketing Vice-President of the Company, from 2011 to 2012, held the position of President of BU Austral in the Latin American South Zone and, from 2013 to 2014, held the position of President of Labatt, a subsidiary of the Company. Mr. Carlos Lisboa has stated, for all legal purposes, that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or penalty application in an administrative proceeding before CVM and any final and unappealable conviction in the judicial or administrative level, which has the effect of suspension or disqualification for the practice of any professional or commercial activity.

José Ronaldo Vilela Rezende – 501.889.846-15

Holds the position of effective member of the Fiscal Council of the Company since 2016. In the past five years, held the following positions in the indicated period in the following companies/institutions: (i) member of the audit committee of Cerradinho Bioenergia S.A.; (ii) member of the audit committee of Diagnósticos da America S.A. – DASA; and (iii) full member of Company's Fiscal Council. In addition, from 2005 to 2011, he performed the functions of risk management partner with the consulting practice at PricewaterhouseCoopers Brasil, whose main activity is the provision of audit services; Agribusiness Industry leader with PricewaterhouseCoopers in Brazil (from 2006 to 2014) and for the Americas (from 2009 to 2014); and PricewaterhouseCoopers Brasil partner in charge of delivering of Risk Assurance Services (RAS) projects (services related to processes and systems audit) since 1998. He is a tax advisor certified by the Brazilian Governance Institute (IBGC). Bachelor's degree in Accounting from UMA, Belo Horizonte. Master's in Agro-Energy from Fundação Getúlio Vargas in São Paulo. Currently, he holds the position of Chairman of the Company's Fiscal Council. Mr. José Ronaldo Vilela Rezende declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Elidie Palma Bifano - 395.907.558- 87

Holds the position of effective member of the Fiscal Council of the Company since 2019. In the past five years, she held positions in the following companies/institutions: (i) partner of the office Mariz de Oliveira e Siqueira Campos; (ii) teacher of the Professional Master's Course of the São Paulo Law School of Fundação Getulio Vargas - FGV, in the subject of Business Structuring; and (iii) teacher in the strictu sensu Graduate courses of IBDT, IBET, CEU, COGEAE/PUC. In addition, she was a member of the Audit Committee of Banco Santander (Brasil) S.A., from 2012 to 2018, and partner and auditor of the tax consulting area at PricewaterhouseCoopers, from 1974 to 2012. Currently member of the Company's Fiscal Council. Ms. Elidie Palma Bifano declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Vinicius Balbino Bouhid - 667.460.867/04

Holds the position of effective member of the Fiscal Council of the Company since 2020. In the past five years, he held positions in the following companies: (i) effective tax advisor at Norte Energia S.A.; and (ii) alternate member of Company's Fiscal Council. In addition, from 2013 to 2015, he performed the functions of CEO of BB Securities Ltd., a controlled subsidiary of Banco do Brasil with headquarters in London that acts as broker and distributor of titles and securities for the EMEA region, having lead the AMBIMA ranking at the time with public offers of issuance of BB Seguridade, Petrobrás, BRFoods, CPFL, BTG Pactual, among others; (ii) Executive Manager, from 2009 to 2013, responsible for the corporate governance and private equity areas of BB Banco de Investimentos; (iii) member of the Board of Directors of BB Securities in London between 2013 and 2015; (iv) member of the fiscal councel of Coelba – Companhia de Eletricidade do Estado da Bahia, in the electric sector, from 2011 to 2013; (v) member of the Audit Committee of Brasil Saúde between 2009 and 2010; and (vii) member of the Audit Committee of BrasilCap from 2001 to 2009. Civil Engineering degree from Universidade de Brasília and Executive MBA from Universidade de Mato Grosso. Currently is an effective member of the Company's Fiscal Council. Mr. Vinicius Balbino Bouhid declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Emanuel Sotelino Schifferle - 009.251.367-00

Holds the position of alternate member of the Fiscal Council of the Company since 2013. In the past five years, acted as Managing Partner of ASPA Assessoria e Participações S/C Ltda., a company whose core business is advising companies on restructuring programs, acquisitions, contractual negotiations and transitional management, having managed bankrupt companies, in reorganization, restructuring and contractual renegotiations, among other business; and (ii) alternate member of Company’s Fiscal Council. In addition, from 2004 to 2009, he performed the functions of member of the board of directors of ALL – América Latina Logística, a listed company whose core business is rail freight and road transportation services; from 2005 to 2014, alternate member of the board of directors of Companhia de Bebidas das Américas – Ambev, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Reference Form; from 2007 to 2011, member of the board of directors of São Carlos Empreendimentos e Participações S.A., a listed company whose core business is the managing real estate development projects for itself and third parties; member of the board of directors of Estácio Participações S.A., a listed company whose main activities are developing and managing educational institutions; and, from 2011 to 2015, member of the board of directors of Allis Participações S.A., a publicly listed company whose main activities are providing marketing and sales services for various market segments. Mr. Emanuel Sotelino Schifferle declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Eduardo Rogatto Luque - 142.773.658-84

Holds the position of alternate member of the Fiscal Council of the Company since 2020. In the past five years, he held positions in the following companies/institutions: (i) managing partner and leader of the Quality areas and Technical Committee of Irko Group; (ii) full member of the Fiscal Council of Qualicorp S.A. (Coordinator), of Itaúsa S.A. and Zerrenner Foundation; (iii) Chief Strategy Officer of ABRAPSA - Brazilian Association of Administrative Service Providers; (iv) member of the Institute of Independent Auditors of Brazil (IBRACON); (v) member of California AICPA (CALAICPA); (vi) member of the Brazilian Institute of Corporate Governance (IBGC); and (vii) member of the Brazilian Accounting Institutes (CRC and CFC). In addition, from 2004 to 2016, he was a partner at PricewaterhouseCoopers, company where he remained for 27 years. Mr. Eduardo Rogatto Luque declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Tersandro Fonseca Adeodato - 337.770.397-72

Holds the position of alternate member of the Fiscal Council of the Company since 2020. For the past 5 years he has been involved in advising and consulting at Comatrix Soluções Ltda., located in Rio de Janeiro, and at DOT Digital Group, located in Santa Catarina, and he is also the representative in Brazil of HydroCarbon Dynamics (HCDi), subsidiary of Indago Energy, based in Australia. In addition, from 2010 to 2013, he performed the functions of Chief Financial and Investor Relations Officer at HRT Participações em Petróleo and Chief Financial Officer at HRT Exploração em Petróleo Ltda. He holds a degree in economic sciences from Universidade Federal do Rio de Janeiro. Mr. Carlos Tersandro Fonseca Adeodato declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

12.6- For each person who was a board of directors or fiscal council member in the latest reporting period, state their percentage attendance at meetings held in this period after the board or council members took office, in tabular format

Board of Directors	Total number of meetings held by the board after taking office*	Percentage attendance at meetings held by the board in the same period that were called after taking office
Victorio Carlos De Marchi	43	100%
Carlos Alves de Brito	43	79%
Milton Seligman**	32	91%
José Heitor Attilio Gracioso	43	60%
Vicente Falconi Campos	43	86%
Luis Felipe Pedreira Dutra Leite	43	81%
Roberto Moses Thompson Motta	43	93%
Cecília Sicupira	43	84%
Antonio Carlos Augusto Ribeiro Bonchristiano	43	95%
Nelson José Jamel***	43	58%
Marcos de Barros Lisboa	43	98%
Carlos Eduardo Klutzenschell Lisboa**	25	16%
Michel Dimitrios Doukeris**	32	13%

*Meetings held from April 28, 2017 to April 24, 2020

** All members took office on April 28, 2017, except Mr. Milton Seligman and Mr. Michel Dimitrios Doukeris, who took office on January 11, 2018, and Mr. Carlos Eduardo Klutzenschell Lisboa, who took office on September 1, 2018.

*** Nelson José Jamel became a full member on May 15, 2018 (previously an alternate).

Fiscal Council	Total number of meetings held by the council after taking office*	Percentage attendance at meetings held by the council in the same period that were called after taking office
José Ronaldo Vilela Rezende	9	100%
Elidie Palma Bifano	9	100%
Vinicius Balbino Bouhid	9	100%
Emanuel Sotelino Schifferle	9	89%
Eduardo Rogatto Luque **	1	100%
Carlos Tersandro Fonseca Adeodato **	1	100%

*Meetings held from May 6, 2019 up to May 6, 2020.

** All members took office on May 6, 2019, except Mrs. Eduardo Rogatto Luque and Carlos Tersandro Fonseca Adeodato, who took office on May 6, 2020.

12.7 - Composition of statutory committees and audit, financial and compensation committees

Name Date of birth Management body Date elected Term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence Number of consecutive terms of office.
Victorio Carlos De Marchi	November 13, 1938	Other - Operations, Finance and Compensation Committee	May 13, 2020	Until the 2023 AGM
008.600.938-91	Attorney	Chair	May 13, 2020
Co-chairman of the Board of Directors and chairman of the Related Parties and Antitrust Compliance Committee
Non-independent member
4th term of office.
Roberto Moses Thompson Motta	November 6, 1957	Other - Operations, Finance and Compensation Committee	May 13, 2020	Until the 2023 AGM
706.988.307-25	Engineer	Full member of the committee	May 13, 2020
Member of the Board of Directors
Non-independent member
4th term of office.
Luis Felipe Pedreira Dutra Leite	August 3, 1965	Other - Operations, Finance and Compensation Committee	May 13, 2020	Until the 2023 AGM
824.236.447-87	Economist	Full member of the committee	May 13, 2020
Member of the Board of Directors
Non-independent member
4th term of office.
Victorio Carlos De Marchi	November 13, 1938	Others –and Related Parties Antitrust Compliance Committee	May 13, 2020	Until the 2023 AGM
008.600.938-91	Attorney	Chairman	May 13, 2020
Co-chairman of the Board of Directors and Chairman of Operations, Finance and Compensation Committee
Non-independent member
4th term of office.

José Heitor Attilio Gracioso	November 20, 1931	Others –Related Parties and Antitrust Compliance Committee	May 13, 2020	Until the 2023 AGM
006.716.908-25	Attorney	Full member of the committee	May 13, 2020
Member of the Board of Directors
Non-independent member
4th term of office.
Marcos de Barros Lisboa	August 2, 1968	Others –Related Parties and Antitrust Compliance Committee	May 13, 2020	Until the 2023 AGM
806.030.257-49	Economist	Full member of the committee	May 13, 2020
Member of the Board of Directors
Independent member
2nd term of office.
Everardo de Almeida Maciel February 13, 1947		Others –Related Parties and Antitrust Compliance Committee	May 13, 2020	Until the 2023 AGM
018.711.614-87 Tax consultant		Full member of the committee	May 13, 2020
Not applicable, since the only position held in the Company is that of member of its Related Parties and Antitrust Compliance Committee
Independent member
3rd term of office
Carlos Emmanuel Joppert Ragazzo	March 20, 1977	Others –Related Parties and Antitrust Compliance Committee	May 13, 2020	Until the 2023 AGM
011.787.237-71	Attorney	Full member of the committee	May 13, 2020
Not applicable, since the only position held in the Company is that of member of its Related Parties and Antitrust Compliance Committee
Independent member
2nd term of office

Professional experience / Declaration of any convictions

Victorio Carlos De Marchi – 008.600.938-91

See summary of professional experience and declaration in item 12.6 hereof

Roberto Moses Thompson Motta – 706.988.307-25

See summary of professional experience and declaration in item 12.6 hereof

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

See summary of professional experience and declaration in item 12.6 hereof

José Heitor Attilio Gracioso – 006.716.908-25

See summary of professional experience and declaration in item 12.6 hereof

Marcos de Barros Lisboa – 806.030.257-49

See summary of professional experience and declaration in item 12.6 hereof

Everardo de Almeida Maciel – 018.711.614-87

Holds the position of member of the Related Parties and Antitruste Compliance Committee since 2016. In the past five years, acted as tax consultant, and, since 2003 managing partner of the tax consulting firm Logos Consultoria Fiscal Ltda. Currently (i) a member of the International Academy of Law and Economics; (ii) member of the International Academy of Economics; (iii) member of the senior legal board of FECOMERCIO-SP; (iv) member of two research councils, Finance and Taxation, and Political and Social affairs, both of the Commercial Association of Sao Paulo; (v) member of the Board of Directors of Fundação Zerrenner, whose main activity is providing free health care and education; (vi) member of the fiscal council of Instituto Fernando Henrique Cardoso; (vii) member of the Advisory Council of the Department of Judicial Investigations of the National Council of Justice (CNJ); (viii) member of the Innovare Award Jury; and (ix) chairman of the advisory council of the Ethical Competition Institute (ETCO). Also teaches postgraduate courses at law school Instituto Brasiliense de Direito Público (IDP) in Brasília. He has held several public positions, most recently: Federal Tax Authority Secretary (1995-2002), Federal District Finance and Planning Secretary (1991-1994), Executive Secretary of the ministries of Finance (2002), Interior (regional development) (1987) and Education (1985), also minister of the Civil Office of the Presidency (1986). Mr. Everardo de Almeida Maciel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Emmanuel Joppert Ragazzo - 011.787.237-71

In the past five years, he served as an attorney specialized in antitrust and regulation, being a partner at law firm Ragazzo Advogados since 2016. He was the first General Superintendent of the Administrative Council for Economic Defense - CADE (from 2012 to 2014) and he also served as Director at the same agency from 2008 to 2012. Previously, he held for almost 6 years the position of General Coordinator of the Economic Monitoring Office - SEAE, from the Ministry of Finance. He has a bachelor’s degree in Law from Pontifícia Universidade Católica do Rio de Janeiro, Master of Competition Law and Market Regulation (LL.M) from New York University School of Law - NYU, Master of Civil Law and Doctor in City Rights from Universidade Estadual do Rio de Janeiro – UERJ, and also PhD in Law from University of California at Berkeley. Currently, he is an assistant teacher in the Undergraduate and strictu sensu Graduate courses of the Law School of Fundação Getúlio Vargas do Rio de Janeiro - FGV DIREITO RIO. Currently, he also is a member of Company’s Related Parties and Antitrust Compliance Committee. Mr. Carlos Emmanuel Joppert Ragazzo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

12.8- For each person who has been a member of a statutory committee or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state their percentage attendance at meetings held by the respective body in the same period, after taking office, to be shown in tabular form

Operations, Finance and Compensation Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period held after taking office
Victorio Carlos De Marchi	10	100%
Roberto Moses Thompson Motta	10	100%
Luis Felipe Pedreira Dutra Leite	10	80%

*Meetings held from May 15, 2018 (date on which all members took office) to May 13, 2020.

Related Parties and Antitrust Compliance Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period after taking office
Victorio Carlos De Marchi	10	100%
José Heitor Attilio Gracioso	10	40%
Everardo de Almeida Maciel	10	70%
Marcos de Barros Lisboa**	10	100%
Carlos Emmanuel Joppert Ragazzo***	2	100%

* Meetings held from May 15, 2018 (date on which all members took office) to May 13, 2020.

** Took office on September 19, 2018.

*** Took office on December 19, 2019.

**** Resigned his/her position on October 2, 2019.

12.9- Existence of relations of marriage or kinship to the 2nd degree related to managers of the issuer and its subsidiaries or controlling companies

a)         managers of the Company

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers

b)         managers of the Company and those of its directly or indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and those of its directly or indirectly held subsidiaries.

c)          managers of the Company or its directly or indirectly held subsidiaries and the Company's directly or indirectly controlling shareholders:

Manager of issuer or subsidiary
Name	Taxpayer No. (CPF)	Business name of issuer, subsidiary or controlling company	Taxpayer no. (CNPJ)	Position
Cecília Sicupira (member of the Board of Directors)	055.532.167-37	Ambev S.A.	07.526.557/0001-00	Member of the Board of Directors
Related person
Name	Taxpayer No. (CPF)	Business name of issuer, subsidiary or controlling company	Taxpayer No. (CNPJ)	Position
Carlos Alberto da Veiga Sicupira	041.895.317-15	Carlos Alberto da Veiga Sicupira (indirectly controlling shareholder)	-	-
Type of relationship with the manager of the issuer or subsidiary
Parent (1st degree consanguinity)

d)         managers of the Company and managers of its directly and indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and those of its directly or indirectly controlling companies.

12.10- Relationships of subordination, provision of service or control between managers and subsidiaries, controlling and other

a)         company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained in the last three fiscal years between the Company's managers and those of a company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)         direct or indirectly controlling shareholder of the Company:

Fiscal year ended December 31, 2019

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Victorio Carlos De Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Council of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Milton Seligman	093.165.740-72	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Eduardo Rogatto Luque	142.773.658-84	Services Provision	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Fiscal Council of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Everardo de Almeida Maciel	018.711.614-87	Subordination	Direct controlling shareholder
Member of the Company's Related Parties and Antitrust Compliance Committee
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Bernardo Pinto Paiva	927.838.997-87	Subordination	Direct controlling shareholder
Company’s General Manager
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended December 31, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Victorio Carlos De Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Council of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Milton Seligman	093.165.740-72	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Everardo de Almeida Maciel	018.711.614-87	Subordination	Direct controlling shareholder
Member of the Company's Related Parties and Antitrust Compliance Committee
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Bernardo Pinto Paiva	927.838.997-87	Subordination	Direct controlling shareholder
Company’s General Manager
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended December 31, 2017

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Victorio Carlos De Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Council of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Council of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Everardo de Almeida Maciel	018.711.614-87	Subordination	Direct controlling shareholder
Member of the Company's Related Parties and Antitrust Compliance Committee
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Bernardo Pinto Paiva	927.838.997-87	Subordination	Direct controlling shareholder
Company's General Manager
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

c) if relevant, supplier, client, debtor or creditor of the Company, its subsidiaries or controlling companies or subsidiaries of any of these persons:

Fiscal year ended December 31, 2019

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Controlling	Supplier
Member of the Company's Board of Directors.
Related Person
INDG – Instituto de Desenvolvimento Gerencial	-
Founder and member of the Board of Directors of INDG.
Note
N/A

Fiscal year ended December 31, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Controlling	Supplier
Member of the Company's Board of Directors
Related Person
INDG – Instituto de Desenvolvimento Gerencial	-
Founder and member of the Board of Directors of INDG.
Note
N/A

Fiscal year ended December 31, 2017

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Controlling	Supplier
Member of the Company's Board of Directors
Related Person
INDG – Instituto de Desenvolvimento Gerencial	-
Founder and member of the Board of Directors of INDG.
Note
N/A

12.11- Agreements, including insurance policies, to pay or reimburse expenses incurred by managers

Article 46 of the Company's Bylaws transcribed below regulates defense procedures for managers and employees fulfilling mandates in relation to issues arising from the exercise of their duties.

"Article 46 - The Company shall assure members of the board of directors, executive board and fiscal council or the members of any governing bodies whose technical functions include advising managers, defense in judicial and administrative proceedings brought by third parties, during or after their term of office for acts practiced in the exercise of their duties, including long term insurance in order to safeguard them from liability for acts arising from their position or duties, with payment of court costs, attorney fees, indemnities and any other amounts arising from said cases.

Paragraph 1 - The above assurance extends to employees regularly acting in fulfillment of mandates granted by the Company or its subsidiaries.

Paragraph 2 - If any of the persons mentioned in the main section or in Paragraph 1 is convicted in a court's final ruling due to their negligence or willful misconduct, they shall reimburse the Company for all legal advice costs and expenses.”

Such article was approved at the Company’s shareholders’ meeting held on March 1, 2013. In addition, the former Companhia de Bebidas das Américas, merged into the Company, had already a similar provision in its Bylaws, as approved at the shareholders’ meeting held on April 28, 2010, with shareholders representing 94.5520% of the voting capital stock.

The Company has an insurance policy with Zurich Minas Brasil Seguros S.A. applicable to its managers and those of companies controlled by it, with a premium amount of about US$ 33 thousand, for a guaranteed maximum coverage of US$ 25 million under normal market conditions for this type of coverage.

Thus, the Company ensures to the managers, Fiscal Council’s members or to certain employees, defense in judicial and administrative proceedings filed by third parties, during or after the respective terms of office, by acts performed within the exercise of their duties, with the payment of legal fees, expenses and indemnifications and any other amounts related to such proceedings, except in case of fault or willful misconduct thereby. The policy does not include coverage of any fines or other penalties, whether civil or administrative, imposed thereto, whether by state or self-regulated bodies regulating and supervising the activities of the Company and its subsidiaries.

Additionally, Anheuser-Busch InBev SA/NV, the Company's indirectly controlling company, has an insurance policy with a pool of insurers stipulating payment or reimbursement of expenses incurred by its own managers and those of companies directly or indirectly controlled by it that arise from remedying damages caused to third parties or the Company, up to a guaranteed maximum coverage calculated by comparison with other companies that have similar risk profiles under the usual market conditions for such coverage.

12.12 - Other relevant information

Company’s meetings held in the last three years:

Type	Date held	Quorum required(1)
Annual and Extraordinary General Meeting	April 24, 2020	In AGM, Shareholders representing 88.34% of the Company's total voting stock. In AGM, Shareholders representing 89.28% of the Company's total voting stock
Annual and Extraordinary General Meeting	April 26, 2019	In AGM, Shareholders representing 89.35% of the company's total voting stock. In AGM, Shareholders representing 89.36% of the company's total voting stock
Annual and Extraordinary General Meeting	April 27, 2018	Shareholders representing 89.68% of the company's total voting stock
Annual and Extraordinary General Meeting	April 28, 2017	Shareholders representing 88.67% of the company's total voting stock

(1)         In the last three years, there have been no meetings held after a second call to order.

13.1     Compensation policy and practice for the Board of Directors, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects:

a. purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found:

The main purpose of the compensation policy of the Company is to establish a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

The Company has a "Remuneration and Stock Option Policy for the Board of Officers", whose provisions were consolidated and approved at a meeting of the Board of Directors held on September 19, 2018. The Remuneration and Stock Option Policy for the Board of Officers may be found at the following electronic address: ri.ambev.com.br, in the section “Corporate Governance”, “Policies and Codes”, “Remuneration Policy for the Board of Officers”.

There is no policy formally approved for the remuneration of the Board of Directors and its advisory committees, nor the Fiscal Council.

b. compensation elements, indicating:

i. description of the elements of the compensation and the purposes of each of them

Pursuant to article 15, paragraph 1, of Company’s Bylaws, the global amount of the Company’s compensation is fixed annually by the Annual General Meeting, the compensation being distributed among the bodies by the Board of Directors.

The elements of the compensation of these bodies are described below:

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation, considering the sustainable growth of the Company and its long-term businesses, designed to stimulate and reward significant accomplishments by means of participation on the results. The Company also has a Stock Option Plan (“Option Plan”) and a Share-Based Payment Plan (“Stock Plan” and, together with the Option Plan, “Plans”), for more information see item 13.4 of this Reference Form. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions, as described in item 13.10 of this Reference Form.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market average, while the main focus is on the variable compensation (participation on the results) and on the long-term incentives. The members of the Board of Directors are also entitled to stock and/or options granted under the Plans, and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights (as defined in item 13.4 below). The goal is to stimulate the alignment of interests for long-term value generation.

The Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3(2) of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions, as described in item 13.10 of this Reference Form.

c) Fiscal Council

The members of the Fiscal Council receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Executive Officer, considering the average amount received by the Executive Officers, excluding any benefits, representation allowances and participation on the results. The compensation of the alternate members is equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their functions. The members of the Fiscal Council are not entitled to receive variable compensation.

d) Committees

All members of the Related Parties and Antitrust Conducts Committee and the members of the Operations, Finance and Compensation Committee that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members, who do not meet this condition, receive annual fixed fees aligned with the market average and annually updated based on the IPCA variation and are not entitled to receive variable compensation. Additionally, all members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their functions.

ii. regarding the 3 last fiscal years, what is the participation of each element in total compensation

2019	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	45.35%	31.72%	100%	100%
Fees	37.79%	25.37%	83.33%	100%
Direct and indirect benefits	0.00%	1.37%	-	-
Charges	7.56%	4.97%	16.67%	-
Variable compensation	7.84%	11.43%	-	-
Share-based payment and stock Options	46.82%	56.85%	-	-

2018	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	44.09%	36.85%	100%	100%
Fees	36.74%	28.69%	83.28%	100%
Direct and indirect benefits	0.00%	2.10%	-	-
Charges	7.35%	6.06%	16.72%	-
Variable compensation	3.26%	5.80%	-	-
Share-based payment and stock options	52.65%	57.36%	-	-

2017	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	33.50%	26.70%	100%	100%
Fees	27.91%	20.90%	83.33%	100%
Direct and indirect benefits	0.00%	1.62%	-	-
Charges	5.58%	4.18%	16.67%	-
Variable compensation	10.67%	20.29%	-	-
Share-based payment and stock options	55.84%	53.01%	-	-

 The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to charges on remuneration (percentages applicable to the years 2019, 2018, and 2017) and are reimbursed for their travels and lodging expenses required for the performance of their duties.

The members of the Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees and are reimbursed for their travels and lodging expenses required for the performance of their duties.

iii. methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research carried out according to the terms indicated in sub-item (h) (ii) below and periodically assessed by the Company’s People & Management area, so as to secure that the amounts paid are sufficient to meet the specific objectives in relation to the market.

The variable compensation, when paid in cash, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved.

Regarding the determination of the amount of stock options to be granted under the Option Plan, please refer to items 13.4 and 13.8 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below. For a description related to the Stock Plan, please refer to item 13.4 below.

Both for the purpose of compensation and for the purpose of granting stock / options are also taken into account the achievement of annual targets and other results delivered in the year, meritocracy criteria and the seniority level of the executive.

Please refer to sub-item “h” below for further information.

iv. reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short and long-term results for the Company. On this regard, the Company secures a fixed compensation based on market research, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

The possibility of granting options and shares encourages the blending of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s shares by its management, which shares shall be subject to restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional shares may be granted depending on the reinvestment level of the variable compensation.

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, since the amounts have a lock-up period of five or ten years, then encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

v. the existence of members who do not receive compensation and the reason for that

In addition to the alternate members, there are five members of the Board of Directors that do not receive compensation from the Company. Said members are also part of the management of the Parent Company (Anheuser-Busch InBev S.A./N.V - “ABI”), which bears payment of compensations to these members.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for purposes of defining the variable compensation based on the achievement of goals either for the Company or its management are: EBITDA, cash flow and net revenues, in addition to other specific indicators for the various departments of the Company, according to their respective functions and competencies.

d. how is the compensation structured to reflect the progress of performance indicators:

The variable compensation (profit sharing) is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with participation on the results comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved.

The managers have the possibility to reinvest their variable compensation in the Company, by using said compensation, in total or in part, for the exercise of the stock option granted within the Option Plan. In this event, the Company may grant to said executives additional shares or options, depending on the reinvestment level of their variable compensation.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the closing price of shares or American Depositary Receipts (“ADRs”) issued by the Company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) or at the New York Stock Exchange (“NYSE”), as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy or practice is aligned with short, medium and long-term interests of the Company:

The fixed compensation is a compensation based on market research, but as the segment cycle in which the Company operates in is the segment of medium and long term, the alignment of the compensation to the interests of the Company is verified by means of the granting of a substantial portion of compensation referred to those periods.

The medium-term income is aligned with the compensation policy of the Company as to the payment of the profit sharing. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Option Plan requires a commitment of funds over the long-term, by virtue of the vesting term, the restriction on sale applicable to the corresponding shares or the delivery of stock options or shares being contingent upon the executive continued employment with the Company.

The Stock Plan reinforces the need for a long-term commitment, once the delivery of the Company’s shares is contingent upon the executive continued employment with the Company and the lapse of a vesting period.

Share Appreciation Rights occasionally granted to elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the appreciation of the shares issued by the Company, to encourage the retaining of talent as well as such appreciation of shares.

As such, it is understood that the compensation policy of the Company is totally aligned with the monitoring of its performance and, therefore, reaffirms the sharing of the risk and profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

On November 25, 2008, some Company managers received stock options of shares issued by ABI, the controlling shareholder of the Company, totaling approximately five million options, with approximately one million options for members of the Board of Officers, at the time, and approximately 4 million for members of the Board of Directors, at the time. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half became on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved. In 2016, there was a grant of restricted shares issued by ABI, in accordance with the applicable lock-up terms, in a total amount of approximately one hundred and seven thousand restricted shares, of which approximately two thousand and five hundred for members of the Board of Executive Officers and one hundred and four thousand restricted shares to the members of the Board of Directors.

In 2017, certain members of the Board of Directors received 2.1 million in stock options relating to shares issued by ABI and certain members of the Board of Officers received 2.2 million in stock options relating to shares issued by ABI, being 3.75 million in stock option conditional on achieving CAGR EBITDA of 7% in the fifth year. In case the condition is not met, a new evaluation will be made for the sixth year and later for the seventh year. The remaining stock options do not have a performance condition and have a vesting term of 5 years. In addition, in 2017, there was a concession of restricted shares issued by ABI in the total amount of 0.4 million shares with a vesting term of 5 years

In 2018, certain members of the Board of Directors received 2.3 million in ABI options and certain members of the Board of Officers received 0.01 million in ABI options, being 1.7 million in options that are conditional on achieving CAGR EBITDA of 7% in the fifth year. In the case the condition is not met, a new evaluation will be made for the sixth year and later for the seventh year. The remaining stock options do not have a performance condition and have a vesting term of 5 years. In addition, in 2018, there was a concession of restricted shares issued by ABI in a total of 0.2 million shares with vesting term of 5 years.

In 2019, certain members of the Board of Directors received 0.5 million in ABI options and no member of the Board of Officers received ABI options. The options have a vesting term of 5 years. In addition, in 2019, there was a concession of restricted shares issued by ABI in a total of 0.4 million shares with vesting term of 5 years.

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

The following bodies participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company: the Operations, Finance and Compensation Committee and the Board of Directors. The Compensation, Financial and Operation Committee is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. On the other hand, the Board of Directors is responsible for deciding on the recommendation presented by the Operations, Finance and Compensation Committee, as well as defining the criteria for the granting of stock / options, compensation and benefits (indirect benefits, participation on the results etc.) of the top management and employees (that is, the managers or holders of equivalent officer positions) of the Company.

ii. criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors was defined based on a remuneration survey conducted with large public companies and is updated annually based on the IPCA variation until the Board of Directors deems it necessary to engage at a new compensation survey. All directors receive the same remuneration, being noted that (i) the directors compensated by the controlling shareholder and the alternates do not receive any fees from the Company; and (ii) the co-chairman of the Board of Directors compensated by the Company has different compensation due to his unique experience in the sector in which the Company operates, his greatest attributions and his longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is defined based on an annual remuneration survey, using the group of companies classified as “non-durable consumer goods” in the comparison. For the definition of fees, the monthly amount paid by the median of the companies involved in the survey is used as reference. If there is a positive variation of this indicator in relation to the previous year, the reference of the previous year is updated. After updating the market benchmark for each position level, the fees are set by varying according to meritocracy criteria and the seniority level of the executive. Without prejudice to the evaluation by the Operations, Finance and Compensation Committee and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if necessary. Any recommendations need to be approved by the CEO to be implemented.

iii. the frequency and method in which the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, the Operations, Finance and Compensation Committee evaluates the retention of the Company’s talents, which includes the analysis of the need to adapt the compensation practices adopted by the Company. If this Committee deems it necessary, it is proposed to the Board of Directors to adjust these practices. In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and the amount of stock options to be granted are reviewed and validated by the Board of Directors annually.

13.2. Regarding the compensation of the Board of Directors, Board of Officers and Fiscal Council recognized in the income statement for the three previous fiscal years and forecasts for current year

Forecast for 2020	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.67	6.00	30.67
No. of members receiving compensation	8.00	11.67	6.00	25.67
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,866,441.00	15,030,603.00	1,802,250.00	22,699,294.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Other	1,173,288.00	2,999,299.00	360,450.00	4,533,037.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	5,761,394.00	42,587,950.00	-	48,349,344.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	919,080.00	-	919,080.00
Termination Benefits	-	-	-	-
Share-based compensation, including stock options (i)	6,998,916.00	29,742,159.00	-	36,741,075.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	-
Total compensation	19,800,039.00	91,279,091.00	2,162,700.00	113,241,830.00

2019	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	10.92	5.67	29.59
No. of members receiving compensation	8.00	10.92	5.67	24.59
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,413,489.00	15,434,648.00	1,598,250.00	22,446,387.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Other	1,082,698.00	3,025,520.00	319,650.00	4,427,868.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	1,122,565.00	6,955,545.00	-	8,078,110.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	835,527.00	-	835,527.00
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	6,706,482.00	34,586,878.00	-	41,293,360.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	-
Total compensation	14,325,234.00	60,838,118.00	1,917,900.00	77,081,252.00

2018	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	10.67	5.58	29.25
No. of members receiving compensation	8.33	10.67	5.58	24.58
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,300,357.00	11,602,815.00	1,490,306.00	18,393,478.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Other	1,060,071.00	2,450,542.00	299,254.00	3,809,867.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	469,575.00	2,344,266.00	-	2,813,841.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	849,976.37	-	849,976.37
Termination Benefits	-	-	-	-
Share-based compensation, including stock options(i)	7,595,577.00	23,201,114.00	-	30,796,691.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	-
Total compensation	14,425,580.00	40,448,713.00	1,789,560.00	56,663,853.00

(i)                  Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

2017	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.00	6.00	30.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,432,873.00	11,038,940.00	1,546,354.00	18,018,167.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Other	1,086,575.00	2,207,788.00	309,271.00	3,603,634.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	2,075,768.00	10,713,235.00	-	12,789,003.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	854,052.00	-	854,052.00
Termination Benefits	-	-	-	-
Share-based compensation, including stock options(i)	10,866,993.00	27,998,463.00	-	38,865,456.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	19,462,209.00	52,812.478.00	1,855,625.00	74,130,312.00

(i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

Note: the alternate members of the Board of Directors and of the Fiscal Council are accounted for in the “number of members” included in the tables above.

13.3. Regarding the variable compensation of the Board of Directors, the Board of Officers and the Fiscal Council for the three previous fiscal years and the forecasts for current fiscal year:

Variable compensation – forecast for 2020
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.67	6.00	30.67
No. of members receiving compensation	1.00	11.67	0.00	12.67
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	210,051	1,525,891	-	1,735,942
Maximum amount according to compensation plan	5,761,394	42,587,950	-	48,349,344
Amount provided for in compensation plan in case the targets are met	2,400,581	17,387,694	-	19,788,275
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

Variable compensation – fiscal year ended on December 31, 2019
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	10.92	5.67	29.59
No. of members receiving compensation	1.00	10.92	0.00	11.92
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	204,526	1,473,022	-	1,677,548
Maximum amount according to compensation plan	5,609,855	41,089,772	-	46,699,627
Amount provided for in compensation plan in case the targets are met	2,337,440	16,834,535	-	19,171,975
Amount effectively recognized in the income statement for the fiscal year	1,122,565	6,955,545	-	8,078,110

Variable compensation – fiscal year ended on 12/31/2018
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	10.67	5.58	29.25
No. of members receiving compensation	1.00	10.67	0.00	11.67
Bonus	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	504,674	2,782,303	-	3,286,977
Maximum amount according to compensation plan	4,249,890	23,429,920	-	27,679,810
Amount provided for in compensation plan in case the targets are met	3,162,886	15,499,729	-	18,662,615
Amount effectively recognized in the income statement for the fiscal year	469,575	2,344,266	-	2,813,841

Variable compensation – fiscal year ended on 12/31/2017

Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.00	6.00	30.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	186,364	1,153,034	-	1,339,398
Maximum amount according to compensation plan	3,923,454	24,274,405	-	28,197,859
Amount provided for in compensation plan in case the targets are met	969,878	6,000,633	-	6,970,511
Amount effectively recognized in the income statement for the fiscal year	2,075,768	10,713,235	-	12,789,003

(1)                 As shown in the table of item 13.2 above, the Company only pays profit sharing. Therefore, bonus payment does not apply for the purposes of this item 13.3.

Note: the alternate members of the Board of Directors and of the Fiscal Council are accounted for in the “number of members” included in the tables above.

13.4. Regarding the share-based compensation plan applicable to the Board of Directors and Board of Officers in force for the last fiscal year and forecasted for current fiscal year

a. general terms and conditions:

Option Plan

The Option Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013 and provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise.

The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Under the Option Plan, senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) are eligible to receive stock options of the Company or ADR based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. Currently, approximately 580 people (including managers and employees) hold stock options for shares of the Company, taking all the programs of the Option Plan the together.

Share Appreciation Right

The Company also received the long-term incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Appreciation Rights”). Such incentive is beyond the scope of the Option Plan, since it does not involve settlement by the granting or acquisition of shares. Within the scope of the Share Appreciation Rights program, each beneficiary will receive two separate lots of Share Appreciation Rights – (lot A and lot B), as the case may be, in which each Share Appreciation Right will correspond to a share or ADR, as the case may be, subject to lock-up periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at B3 or NYSE, respectively, at the trading session immediately before the end of such lock-up terms. The Share Appreciation Rights granted  do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition. The benefits ascribed to the granting of Share Appreciation Rights shall be considered as variable compensation.

Stock Plan

The Company implemented a Stock Plan, approved by the Extraordinary Shareholders’ Meeting held on April 29, 2016, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restricted Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares and rules applicable in case of termination of the employment contract.

Under the Stock Plan, the participants may receive up to 0.3% of shares corresponding to the Company’s capital stock, and the delivery of the Restricted Shares is exempt from financial consideration.

b. main purposes of the Plan:

The main purposes of the  Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to be owners of shares of the Company, in the terms of the Plans, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Plans.

The purposes of the Share Appreciation Right incentive are the same described above, aiming at encouraging the alignment of interests for the generation of value in the long term, except for the fact that there is no delivery of shares.

c. how does these plans contribute to these objectives:

The possibility of acquiring or receiving shares issued by the Company under advantageous conditions provided for in the Plans allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term, seeking the future appreciation of shares. In addition, it allows the employees and the managers of the Company to join the interests of the shareholders, the corporate purposes and the growth plans of the Company, maximizing their results. Also, the adopted model expects to be efficient as a mechanism of retention of the key employees and managers due to, mainly, the sharing of the appreciation of the Company’s shares.

d. how does the Plan fit into the Company compensation policy:

The Plans and the incentive of the Share Appreciation Rights encourage the direct commitment of the respective beneficiaries or participants, as the case may be, with the performance of the Company in the medium and long term, once the most substantial portion of asset increase is connected to said performance.

In addition, the Option Plan contains elements that encourage the commitment of beneficiaries by giving them the option to allocate their own funds to purchase shares. Additionally, the Option Plans and the Share Appreciation Rights incentive stimulate the continued employment of executives that the Company deems highly strategic to its business and activities, upon the granting of an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term:

The options granted under the Option Plan provide for mechanisms that enable lining up the interests of the management in different time horizons. In the short term, the managers participating in the Option Plan are encouraged to contribute to high earnings of the Company, since, at the end of the respective grace periods, when the beneficiaries become owners of the shares of the Company, they will also have the right to receive dividends. Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the beneficiary’s share on the results to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer and delivery contingent upon continued employment of the beneficiary with the Company. For this reason, beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up, that is, a period during which they cannot be transferred (please refer to item “l” below). In addition, there are granting models in which the options granted to the beneficiaries are subject to a vesting period during which such shares may not be exercised and, therefore, convertible into shares. Therefore, the granting of options with said characteristics serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of expressive gains in the event of appreciation of the stocks of the Company.

In the case of the Share Appreciation Rights incentive, grants are essentially designed to align interests in the long and very long term. Any amounts may only be paid by the Company to the beneficiary after the applicable lock-up period of five or ten years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets for a term of two to ten years (depending on the program).

The same logic is applicable to the Stock Plan, programs of which the participants only receive the shares after long vesting periods and, further, conditioned to the continuance of the participant in the Company.

f. maximum number of shares covered:

The Option Plan does not provide for a maximum number of options potentially covered by the plan. Nevertheless, the Stock Plan provides for that the global amount of shares to be granted to employees and managers of the Company is up to 0.3% of shares representing the Company’s capital stock.

On December 31, 2019, the maximum number of shares covered by options not yet exercised, in relation to the members of the Board of Officers and the Board of Directors, totaled 20,091,273 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all programs within the scope of the outstanding Option Plan.

g. maximum number of options to be granted:

The Option Plan does not provide the maximum number of options potentially covered by the plan, it being incumbent upon the Board of Directors to establish the options upon the approval of each program.

Considering that each option ensures to the beneficiary the right to acquire a common share of the Company, the quantity of granted options is connected to the dilution limit described in the second paragraph of item “f” above”.  On December 31, 2019, this amount corresponds, in relation to the members of the Board of Directors and Board of Officers, to 20,091,273 options within the scope of all programs in the Option Plan.

This item does not apply to the Stock Plan and the Share Appreciation Rights incentive.

h. conditions to acquire shares:

In relation to the last five fiscal years and in relation to the current fiscal year, in the Company’s programs named Programs 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2 e, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5 and 2020.1, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant,, the exercise price of the options must be paid on demand (or within five business days), although the delivery of a substantial part of the shares acquired is contingent upon continued employment of the beneficiary with the Company for a term of two to ten  years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

The Share Appreciation Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6 and 2020.1, within the scope of the Stock Plan, the granting was made free of charges and the shares will only be transferred to the participants after the vesting period of five years, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals.

i. criteria to set the acquisition or exercise price:

The price of the exercise of the shares arising from the Programs 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5 and 2020.1, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date, traded at B3, and a discount may be applied depending on the program.

The Share Appreciation Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount is determined at the end of the lock-up period applicable to each lot, based on the closing price of Company’s shares or ADRs on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Appreciation Right shall correspond to the right related to one share or ADR, as applicable.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6 and 2020.1, within the scope of the Stock Plan, the granting of shares shall be made free of charge to the participants, under the terms of the Stock Plan and of the relevant program.

j. criteria to set the final term for exercise:

Within the scope of the Option Plan, according to the Programs 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.4, 2019.1, 2019.5 the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The programs 2018.2, 2019.2, 2019.4 and 2020.1 have single lots that may be exercised, in total or in part, within 45 days from the granting date.

The criteria used in the establishment of said terms takes into account the short, medium and long-term goals of this incentive form.

With regard to the Share Appreciation Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6 and 2020.1 the delivery of Restricted Shares will be made after the vesting period of five years.

k. form of settlement:

In the case of the Option Plan, the Company may use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid on demand upon the exercise of the options within a period of up to five days as of their exercise date, depending on the program.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4 and 2019.1, the Restricted Shares shall be delivered by the Company to the respective participant after the vesting period of five years. For purposes of the Stock Plan, the Company shall use existing shares held in treasury.

l. restrictions to the transfer of shares:

Within the Programs 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3 as well as the Programs 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5 and 2020.1, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, five years as of the date of the option exercise, depending on the program.

Share Appreciation Rights incentive by the Company does not involve the l delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “h” above.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6 and 2020.1, the delivered shares will be free and clear, and may be transferred at any time, respected the preemptive right of the Company.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan:

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force.

In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan:

Pursuant to the Plans, the Board of Directors or a committee, as the case may be, shall establish, in each Program, the rules applicable to the cases of severance of Company’s beneficiaries and participants due to the termination of the employment agreement, end of term of office, dismissal or resignation from executive office, as well as to the cases of retirement, permanent disability or death of participants.

Programs (Option Plan)

- Programs 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.2, 2016.3, 2017.1, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5: For these Programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

- Programs 2014.1, 2015.1, 2016.1, and 2017.2: For these Programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares.  In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the Program shall remain in force. In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his Bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after  the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete civil months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the Program. In this case, restrictions on the transfer of shares under the Program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Programs 2018.2, 2019.2, 2019.4 and 2020.1: For such Programs, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Appreciation Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting term: - the Share Appreciation Rights shall be canceled and terminated by operation of law; and (b) severance between 5 and 10 years of grant date anniversary: - the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Program (Stock Plan)

- Program 2018.1, 2019.1, 2019.3 and 2020.1:

For such Programs, in the event the employment agreement or term of office terminates during the vesting period, for any reason, except for the events described below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date of the Restricted Shares, for any reason other than (a) termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, or (b) the events provided below: (i) the beneficiary shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restricted Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (ii) the restriction on the sale of shares, set forth in the Program, will remain in effect.

In the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restricted Shares and additional shares that are not yet free to be delivered to the beneficiary: (i) if the severance occurred 24 months after the stock grant date and the beneficiary has participated, upon the destination of its net variable compensation (that is, total amount of the annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the beneficiary has become eligible to participate in such programs less than five years from the severance date, as many years as the years the beneficiary has become eligible), the beneficiary shall be entitled to receive the Restricted Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restricted Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the beneficiary shall be entitled to receive the Restricted Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restricted Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the beneficiary will receive the Restricted Shares and the additional shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company. In this case, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In case of death or permanent disability, the beneficiary (or his heirs or successors) will immediately receive the Restricted Shares and additional shares that are not yet free to be delivered under the Program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the Program, will remain in effect.

- Program 2018.3:

For this Program, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, the beneficiary will lose the right to receive said Restricted Shares, except for the events provided for as follows: In the event of severance by direct termination without case, in relation to the Restricted Shares that are not yet free to be delivered to the beneficiary: (1) if (a) the severance has occurred before 24 months after granting, and (b) the beneficiary has participated, through the allocation of part or all of its net variable remuneration (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the beneficiary has become eligible to participate in such programs for less than 5 years, as many years as the years the beneficiary has become eligible), the beneficiary will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares held by the beneficiary on the date of severance multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors, and (2) if the severance occurred 24 months after the stock grant date, the beneficiary will receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In case of death or permanent disability, the beneficiary (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the Program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the Program, will remain in effect.

- Program 2018.4:

For this Program, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, the beneficiary will lose the right to receive said Restricted Shares, except for the events provided for as follows: (i) Severance (1) by direct termination without case, or (2) after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the beneficiary: (i) if (a) the severance occurred within 24 months after the granting and (b) the beneficiary has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the beneficiary has become eligible to participate in such programs less than five years from the severance date, as many years as the years the beneficiary has become eligible), the beneficiary shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the beneficiary shall be entitled to receive the Restricted Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restricted Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the beneficiary will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company. In this case, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In case of death or permanent disability, the beneficiary (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the Program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the Program, will remain in effect.

- Program 2019.6:

For this Program, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, the beneficiary will lose the right to receive said Restricted Shares, except for the events provided for as follows: In the case of (i) severance by direct termination without cause, in relation to the Restricted Shares that are not yet free to be delivered to the beneficiary: (1) if (a) the severance occurred within 24 months after the granting and (b) the beneficiary has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or profit sharing, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the beneficiary has become eligible to participate in such programs less than five years from the severance date, as many years as the years the beneficiary has become eligible), the beneficiary shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (2) if the severance occurs after 24 months subsequent to the grant date of shares, the beneficiary shall be entitled to receive the Restricted Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restricted Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In case of death, the beneficiary (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the Program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the lapse of the grace period and to the execution and compliance with a non-compete agreement, by the beneficiary with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the Program, will remain in effect.

13.5 In relation to share-based payments made to the Board of Directors and Board of Officers recognized in the income statement of the last three fiscal years and the forecast for current year:

Share-based compensation estimated for the current fiscal year (*)

Body	Board of Directors	Board of Officers
No. of Members	13.00	11.67
No. of members receiving compensation	10.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	15.53	16.97
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution upon exercise of all options granted	0.0517%	0.0760%

(*) Based on the best estimate of the Company's management based on data for the fiscal year ended on 2019.

Share-based compensation – fiscal year ended on 12/31/2019

Body	Board of Directors	Board of Officers
No. of Members	13.00	10.92
No. of members receiving compensation	10.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	14.51	13.69
(b) Options lost during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	0.00	10.66
(d) Options expired during the fiscal year	0.00	6.49
Potential dilution upon exercise of all options granted	0.0517%	0.0760%

Share-based compensation – fiscal year ended on 12/31/2018

	Board of Directors	Board of Officers
No. of Members	13.00	10.67
No. of members receiving compensation	10.00	10.00
Weighted average exercise price:	-	-
(a) Options outstanding in the beginning of fiscal year	13.62	11.64
(b) Options lost during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	6.26	11.35
(d) Options expired during the fiscal year	0.00	0.00
Potential dilution upon exercise of all options granted	0.0414%	0.0923%
Share-based compensation – fiscal year ended on 12/31/2017
	Board of Directors	Board of Officers
No. of Members	13.00	11.00
No. of members receiving compensation	11.00	11.00
Weighted average exercise price:	-	-
(a) Options outstanding in the beginning of fiscal year	11.76	10.24
(b) Options lost during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	0.78	7.54
(d) Options expired during the fiscal year	0.00	0.00
Potential dilution upon exercise of all options granted	0.0648%	0.0846%

Note: the alternate members of the Board of Directors are accounted for in the “number of members” included in the tables above.

For each grant recognized in income for the past three fiscal years and the current fiscal year
Current Fiscal Year (*)	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Stock Options	12/01/2015	12/01/2015	12/22/2015	12/01/2016	12/01/2016	12/22/2016
Grant Date	583,155	385,083	505,918	640,888	846,178	292,226
Number of Options Granted	12/01/2020	12/01/2020	12/22/2020	12/01/2021	12/01/2021	12/22/2021
Vesting Period	12/01/2025	12/01/2025	12/22/2025	12/01/2026	12/01/2026	12/22/2026
Term for exercise of the Options	N/A	N/A	N/A	N/A	N/A	NA
Lock-up Period	4,664,391.41	3,080,103.64	3,817,662.86	3,868,825.36	5,108,092.07	1,665,447.22
Fair value of options on grant date

Current Fiscal Year (*) Cont. I	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	02/10/2017	12/01/2017	12/01/2017	02/22/2018	02/22/2018	12/03/2018
Number of Options Granted	454,902	619,168	1,153,375	229,367	550,481	858,080
Vesting Period	02/10/2022	12/01/2022	12/01/2022	02/22/2023	02/22/2023	12/03/2023
Term for exercise of the Options	02/10/2027	12/01/2027	12/01/2027	02/22/2028	02/22/2028	12/03/2028
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	2,501,834.63	4,194,181.24	7,812,845.29	1,627,748.03	3,906,596.69	4,516,888.33

Current Fiscal Year (*) Cont. II	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	03/12/2018	02/21/2019	12/02/2019	12/02/2019
Number of Options Granted	1,298,165	903,019	1,141,452	2,466,103
Vesting Period	03/12/2023	02/21/2024	12/02/2024	12/02/2024
Term for exercise of the Options	03/12/2028	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A
Fair value of options on grant date	6,833,472.79	4,849,514.79	4,613,265.13	9,966,942.96

(*) Based on the best estimates of the Company’s management and on data for the current fiscal year.

12/31/02019	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	12/01/2014	12/01/2014	12/22/2014	12/01/2015	12/01/2015	12/22/2015
Number of Options Granted	903,038	418,952	155,045	583,155	385,083	505,918
Vesting Period	12/01/2019	12/01/2019	12/22/2019	12/01/2020	12/01/2020	12/22/2020
Term for exercise of the Options	12/01/2024	12/01/2024	12/22/2024	12/01/2025	12/01/2025	12/22/2025
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	5,501,997	2,552,575.51	944,652.54	4,664,391.41	3,080,103.64	3,817,662.86

12/31/02019 Cont. I	Board of Directors	Board of Officers	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2016	12/01/2016	12/22/2016	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	640,888	846,178	292,226	454,902	619,168	1,153,375
Vesting Period	12/01/2021	12/01/2021	12/22/2021	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	12/01/2026	12/01/2026	12/22/2026	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	3,868,825.36	5,108,092.07	1,665,447.22	2,501,834.63	4,194,181.24	7,812,845.29

12/31/02019 Cont. II	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Stock Options
Grant Date	02/22/2018	02/22/2018	12/03/2018	12/03/2018	02/21/2019	12/02/2019
Number of Options Granted	229,367	550,481	858,080	1,298,165	903,019	1,141,452
Vesting Period	02/22/2023	02/22/2023	12/03/2023	12/03/2023	02/21/2024	12/02/2024
Term for exercise of the Options	02/22/2028	02/22/2028	12/03/2028	12/03/2028	02/21/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	1,627,748.03	3,906,596.69	4,516,888.33	6,833,472.79	4,849,514.79	4,613,265.13

12/31/02019 Cont. III	Board of Officers
Stock Options
Grant Date	12/02/2019
Number of Options Granted	2,466,103
Vesting Period	12/02/2024
Term for exercise of the Options	12/02/2029
Lock-up Period	N/A
Fair value of options on grant date	9,966,942.96

12/31/2018	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	12/02/2013	12/02/2013	12/19/2013	12/01/2014	12/01/2014	12/01/2015
Number of Options Granted	715,299	199,325	82,164	903,038	323,084	583,155
Vesting Period	12/02/2018	12/02/2018	12/19/2018	12/01/2019	12/01/2019	12/01/2020
Term for exercise of the Options	12/02/2023	12/02/2023	12/19/2023	12/01/2024	12/01/2024	12/01/2025
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	4,830,901.44	1,346,177.51	522,790.35	5,501,997.08	1,968,474.44	4,664,391.41

12/31/2018 Cont. I	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Officers
Stock Options
Grant Date	12/01/2015	12/22/2015	12/01/2016	12/01/2016	12/22/2016	02/10/2017
Number of Options Granted	569,590	769,838	640,888	1,043,741	292,226	454,902
Vesting Period	12/01/2020	12/22/2020	12/01/2021	12/01/2021	12/22/2021	02/10/2022
Term for exercise of the Options	12/01/2025	12/22/2025	12/01/2026	12/01/2026	12/22/2026	02/10/2027
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	4,555,891.15	5,809,206.12	3,868,825.36	6,300,713.47	1,665,447.22	2,501,834.63

12/31/2018 Cont. II	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2017	12/01/2017	02/22/2018	02/22/2018	12/03/2018	12/03/2018
Number of Options Granted	619,168	1,661,228	229,367	550,481	370,643	1,391,689
Vesting Period	12/01/2022	12/01/2022	02/22/2023	02/22/2023	12/03/2023	12/03/2023
Term for exercise of the Options	12/01/2027	12/01/2027	02/22/2028	02/22/2028	12/03/2028	12/03/2028
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	4,194,181.24	11,252,990.01	1,627,748.03	3,906,596.69	1,951,045.40	7,325,778.25

12/31/2017	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	11/30/2012	11/30/2012	12/20/2012	12/02/2013	12/02/2013	12/01/2014
Number of Options Granted	1,322,880	499,990	90,960	1,204,633	491,377	1,582,208
Vesting Period	11/30/2017	11/30/2017	12/20/2017	12/02/2018	12/02/2018	12/01/2019
Term for exercise of the Options	11/30/2022	11/30/2022	12/20/2022	12/02/2023	12/02/2023	12/01/2024
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	7,420,076.38	2,804,459.96	522,781.27	8,135,707.30	3,318,603.63	9,640,019.36

12/31/2017 Cont. I	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2014	12/01/2015	12/01/2015	12/22/2015	12/01/2016	12/01/2016
Number of Options Granted	677,502	612,965	785,962	505,918	684,057	1,118,079
Vesting Period	12/01/2019	12/01/2020	12/01/2020	12/22/2020	12/01/2021	12/01/2021
Term for exercise of the Options	12/01/2024	12/01/2025	12/01/2025	12/22/2025	12/01/2026	12/01/2026
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	4,127,859.54	4,902,828.03	6,286,552.29	3,817,662.86	4,129,422.10	6,148,233.38

12/31/2017 Cont. II	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	454,902	659,232	1,074,538
Vesting Period	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A
Fair value of options on grant date	2,501,834.63	4,465,570.72	6,255,011.18

  Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in the tables above and represented in the table below considers that 100% of the options granted to the members of the Board of Directors and the Board of Officers are exercised on the base date of this Reference Form, this is to say, December 31, 2019, and that the Company issues new shares as a result thereof, that is, it does not consider the use of any shares held in treasury. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2019)	Potential dilution if all options are exercised
Board of Directors	03/30/2010	852,850	15,733,575,289	0.00542%
	08/19/2010	58,050	15,733,575,289	0.00037%
	11/30/2011	887,850	15,733,575,289	0.00564%
	11/30/2012	645,175	15,733,575,289	0.00410%
	12/02/2013	715,299	15,733,575,289	0.00455%
	12/01/2014	903,038	15,733,575,289	0.00574%
	12/01/2015	583,155	15,733,575,289	0.00371%
	12/01/2016	640,888	15,733,575,289	0.00407%
	12/01/2017	619,168	15,733,575,289	0.00394%
	02/22/2018	229,367	15,733,575,289	0.00146%
	12/03/2018	858,080	15,733,575,289	0.00545%
	12/02/2019	1,141,452	15,733,575,289	0.00725%
Board of Officers	03/30/2010	87,500	15,733,575,289	0.00056%
	11/30/2010	795,650	15,733,575,289	0.00506%
	11/30/2011	909,320	15,733,575,289	0.00578%
	12/21/2011	32,360	15,733,575,289	0.00021%
	11/30/2012	212,610	15,733,575,289	0.00135%
	12/20/2012	79,590	15,733,575,289	0.00051%
	12/02/2013	280,331	15,733,575,289	0.00178%
	12/19/2013	130,093	15,733,575,289	0.00083%
	12/01/2014	418,952	15,733,575,289	0.00266%
	12/22/2014	155,045	15,733,575,289	0.00099%
	12/01/2015	385,083	15,733,575,289	0.00245%
	12/22/2015	505,918	15,733,575,289	0.00322%
	12/01/2016	846,178	15,733,575,289	0.00538%
	12/22/2016	292,226	15,733,575,289	0.00186%
	02/10/2017	454,902	15,733,575,289	0.00289%
	12/01/2017	1,153,375	15,733,575,289	0.00733%
	02/22/2018	550,481	15,733,575,289	0.00350%
	12/03/2018	1,298,165	15,733,575,289	0.00825%
	02/21/2019	903,019	15,733,575,289	0.00574%
	12/02/2019	2,466,103	15,733,575,289	0.01567%

(1)            When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.

(2)            According to the accounting method of predecessor cost adopted by Ambev S.A., data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

13.6. Information regarding outstanding options held by the Board of Directors and Executive Management at the end of the last fiscal year:

12/31/2019	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Number of members	13.00	10.92	13.00	10.92	13.00	10.92	10.92	13.00	10.92	10.92
No. of members receiving compensation	1	1	1	4	4	7	1	4	5	1
Grant Date	03/30/10	03/30/10	08/19/10	11/30/10	11/30/11	11/30/11	10/25/11	11/30/12	11/30/12	12/20/12
Options not qualified for exercise	-	-	-	-	-	-	-	-	-	-
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	852,850	87,500	58,050	795,650	887,850	909,320	32,360	645,175	212,610	79,590
Maximum term for exercise	03/30/20	03/30/20	08/19/20	11/30/20	11/30/21	11/30/21	03/30/20	11/30/22	11/30/22	12/20/22
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	1.77	1.77	7.47	9.36	11.97	11.97	11.97	17.20	17.20	17.84
Fair value of options on the last day of the fiscal year	16.41	16.41	11.18	8.96	6.43	6.43	6.43	3.46	3.46	3.20
Fair value of the total of options on the last day of the fiscal year	13,993,560.37	1,435,699.75	649,159.91	7,125,593.84	5,709,672.25	5,847,743.62	208,103.84	2,232,622.31	735,735.00	254,633.86

12/31/2019 Cont. I	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Number of members	13.00	10.92	10.92	13.00	10.92	10.92	13.00	10.92	10.92	13.00
No. of members receiving compensation	5	6	1	7	6	1	7	7	1	6
Grant Date	12/02/13	12/02/13	12/19/13	12/01/14	12/01/14	12/22/14	12/01/15	12/01/15	12/22/15	12/01/16
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	583,155.00	385,083.00	505,918.00	640,888.00
Date on which they may be exercised	-	-	-	-	-	-	12/01/20	12/01/20	12/22/20	12/01/21
Maximum term for exercise	-	-	-	-	-	-	12/01/25	12/01/25	12/22/25	12/01/26
Lock-up Period	-	-	-	-	-	-	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	-	-	-	-	18.64	18.64	18.00	17.15
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	3.88	3.88	4.13	4.69
Options qualified for exercise
Number of Options	715,299	280,331	130,093	930,038	418,952	155,045.00	-	-	-	-
Maximum term for exercise	12/02/23	12/02/23	12/19/23	12/01/24	12/01/24	12/22/24	-	-	-	-
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	-	-	-	-
Weighted average exercise price	17.56	17.56	16.70	16.85	16.85	16.85	-	-	-	-
Fair value of options on the last day of the fiscal year	3.66	3.66	4.05	4.24	4.24	4.65	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	2,617,199.79	1,025,700.07	526,739.94	3,832,841.45	1,778,193.82	720,776.87	2,263,273.45	1,494,539.41	2,087,377.29	3,007,169.97

12/31/2019 Cont. II	Board of Officers	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Number of members	10.92	10.92	10.92	13.00	10.92	13.00	10.92	13.00	10.92	10.92
No.º of members receiving compensation	8	1	1	7	8	1	1	8	9	2
Grant Date	12/01/16	12/22/16	02/10/17	12/01/17	12/01/17	02/22/18	02/22/18	12/03/18	12/03/18	02/21/19
Options not qualified for exercise
Number of Options	846,178.00	292,226.00	454,902.00	619,168.00	1,153,375.00	229,367.00	550,481.00	858,080.00	1,298,165. 00	903,019.00
Date on which they may be exercised	12/01/21	12/22/21	02/10/22	12/01/22	12/01/22	02/22/23	02/22/23	12/03/23	12/03/23	02/21/24
Maximum term for exercise	12/01/26	12/22/26	02/10/27	12/01/27	12/01/27	02/22/28	02/22/28	12/03/28	12/03/28	02/21/29
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	17.15	16.34	16.89	20.56	20.56	22.40	22.40	16.92	16.92	18.15
Fair value of options on the last day of the fiscal year	4.69	4.24	4.65	3.88	3.88	4.13	4.13	4.69	4.69	4.24
Options qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	3,970,430.21	1,240,319.82	2,114,759.19	2,403,042.92	4,476,345,07	946,349.94	2,271,240.68	4,026,276.68	6,091,240.29	3,832,760.81

12/31/2019 Cont. III	Board of Directors	Board of Officers
Number of members	13.00	10.92
Nº of members receiving compensation	8	10
Grant Date	12/02/19	12/02/19
Options not qualified for exercise
Number of Options	1,141,452.00	2,466,103.00
Date on which they may be exercised	12/02/24	12/02/24
Maximum term for exercise	12/02/29	12/02/29
Lock-up Period	N/A	N/A
Weighted average exercise price	18.05	18.05
Fair value of options on the last day of the fiscal year	4.65	4.65
Options qualified for exercise
Number of Options	-	-
Maximum term for exercise	-	-
Lock-up Period	-	-
Weighted average exercise price	-	-
Fair value of options on the last day of the fiscal year	-	-
Fair value of the total of options on the last day of the fiscal year	5,306,409.10	11,464,478.05

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 relates to Companhia de Bebidas das Américas – Ambev historical information.

Note: the alternate members of the Board of Directors are accounted for in the “number of members” included in the tables above.

13.7. In relation to the options exercised and shares transferred as share-based compensation to the Board of Directors and Board of Officers in the last three fiscal years:

December 31, 2019

	Board of Directors	Board of Officers
No. of members	13.00	10.92
No. of members receiving compensation	2.00	9.00
Options exercised
Number of shares	-	2,681,735
Weighted average exercise price	R$ 0.00	R$ 10.66
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$ 0.00	R$ 20,537,474.10
Shares transferred
Number of shares transferred	327,562	161,578
Weighted average acquisition price	16.87	16.87
Difference between the acquisition price and the market value of the shares acquired	-1,076,232	-927,683

December 31, 2018

(i)	Board of Directors	Board of Officers
No. of members	13.00	10.67
No. of members receiving compensation	4.00	8.00
Options exercised	-	-
Number of shares	1,392,135	1,551,470
Weighted average exercise price	R$ 6.26	R$ 11.35
Difference between the exercise price and the market value of the shares resulting from the options exercised	17,188,301	14,756,426
Shares transferred	-	-
Number of shares transferred	301,074	91,835
Weighted average acquisition price	17.69	17.69
Difference between the acquisition price and the market value of the shares acquired	1,423,478	434,196

(i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

December 31, 2017

	Board of Directors	Board of Officers
No. of members	13.00	11.00
No. of members receiving compensation	3.00	8.00
Options exercised	-
Number of shares	989,925	849,860
Weighted average exercise price	R$ 0.78	R$ 7.54
Difference between the exercise price and the market value of the shares resulting from the options exercised	19,983,774	9,079,088
Shares transferred	-
Number of shares transferred	477,306	142,254
Weighted average acquisition price	14.40	14.40
Difference between the acquisition price and the market value of the shares acquired	1,388,960	413,959

Note: the alternate members of the Board of Directors are accounted for in the “number of members” included in the tables above.

13.8. Information required to understand the data disclosed in items 13.5 to 13.7, including the pricing method applied to determine the value of shares and options):

a. pricing model:

The fair value of the options granted under the Option Plan is determined based on Hull Binomial Pricing Model. The model is based on the assumption that price of a share in future periods may  follow two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value per period. The option value is determined backwards, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

In the case of Share Appreciation Rights, at the end of vesting period of each lot, the number of Share Appreciation Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Appreciation Rights shall correspond to one share or ADR, as applicable.

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the five-year grace period and provided that the participant maintains the employment and / or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 13.4.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk free interest rate:

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

Programs from 2008 to 2010

Lot A and lot C options (as specified in such programs) must be exercised for an exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date, or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”) under any specific provisions set forth in the Program. For the options belonging to lot B, the exercise price is the Market Value, applying a 10% discount.

In the case of the supplementary options set forth in said programs as belonging to lot C, the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

Programs from 2010 to 2019

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

Programs from 2008 to 2010

According to the option granting model used by the Company, the options belonging to the lots A and B must be immediately exercised, since they have a duration equal to zero. The supplementary options belonging to the lot c, in turn, have a total duration of ten years, considering a five-year vesting period and a five-year exercise period.

Programs from 2010 to 2019

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, as a compensation to the delivery of the shares, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

However, in cases in which the options granted are protected in terms of dividends (programs prior to 2010), meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2017, 2018 and 2019:

OPTION PRICING MODEL

Assumptions	2019
Pricing Model	Hull Binomial
Fair value of options granted	4.50
Share price	17.66
Exercise price	17.66
Expected volatility	23.8%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	7.8%

Assumptions	2018(i)
Pricing Model	Hull Binomial
Fair value of options granted	5.62
Share price	18.04
Exercise price	18.04
Expected volatility	26.2%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate(ii)	9.6%

Assumptions	2017(i)
Pricing Model	Hull Binomial
Fair value of options granted	6.51
Share price	19.80
Exercise price	19.80
Expected volatility	26.7%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate(ii)	10.1%

(i) Information based on the weighted average of the programs granted, exception made to the estimate on dividends and risk-free interest rate

(ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

c. method used and assumptions made to incorporate the expected effects of early exercise of options:

Based on the Hull Binomial Model used by the Company, the immediate exercise of all options granted is assumed if the price of the shares issued by the Company reaches 2.5 times the exercise price. The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Despite the measurement of past behavior of the beneficiaries to estimate future behavior, in general, prove to be more appropriate, Option Plan, underwent significant changes, especially in relation to the protection of dividends, capable to influence the decision on the exercise of the option. Accordingly, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart Lang and Carpenter, the conclusion of which established that the exercise of options in a compensation program would occur when the price of the stock issued by the Company reached 2.8 and 2.2 times the exercise price, respectively.

d. how the expected volatility is determined:

For the 2009 option programs, the expected volatility (approved by Companhia de Bebidas das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in “c”, above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

e. has any other characteristic of the option been incorporated to the determination of its fair value:

Other characteristics were not incorporated in the measurement of the fair value of the options.

13.9 Shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect shareholders, subsidiaries or affiliates by members of the Board of Directors, Board of Officers and Fiscal Council, grouped by body:

Instruments issued by Ambev – 12/31/2019

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	34,288,097	728,325	8,134,372	43,150,794
Board of Officers	7,278,433	5,030,791	11,956,901	24,266,125
Fiscal Council	7,225	0	0	7.225
Total	41,573,755	5,759,116	20,091,273	67,424,144

Instruments issued by ABI – 12/31/2019

Body	No.º Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	4,332,700	545,862	12,945,065	17,823,627
Board of Officers	2,896,481	67,820	4,909,677	7,873,978
Fiscal Council	0	0	0	-
Total	7,229,18	613,682	17,854,742	25,697,605

13.10. In relation to pension plans in effect granted to the members of the Board of Directors and Board of Officers:

RETIREMENT BENEFITS	Board of Directors	Board of Officers
No. of members	13.00	10.92
No. of members receiving compensation	6.00	10.00
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	3	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated amount of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 11,436,515.81	R$ 7,359,848.36
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 990,926.88	R$ 835,526.83
Possibility of and conditions to early redemption

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

13.11. Compensation of the Board of Directors, Board of Officers and Fiscal Council in the last three fiscal years:

12/31/2019

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	8.00	9,036,710.50	299,839.45	1,790,654.25
Fiscal Council	5.67	5.67	443,492.45	221,746.22	338,452.94
Board of Officers	10.92	10.92	14,170,295.57	3,058,226.62	5,572,957.37

12/31/2018

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	8.33	8,659,261.70	484,455.99	1,731,069.60
Fiscal Council	5.58	5.58	425,508.48	212,754.24	320,518.21
Board of Officers	10.67	10.67	12,177,219.57	2,120,323.95	3,792,066.84

12/31/2017

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	9.00	10,292,851.37	412,360.99	2,162,467.67
Fiscal Council	6.00	6.00	412,360.99	206,180.50	309,270.83
Board of Officers	11.00	11.00	14,065,113.97	2,466,975.34	4,801,134.36

Notes:

Board of Officers
12/31/2019

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (10.92 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2018

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (10.67 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2017

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (11 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Board of Directors
12/31/2019

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2018

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8,33 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2017

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (9 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Fiscal Council
12/31/2019	- It was considered the 2.67 full members and the three alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2018	- It was considered the 2.58 full members and the three alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2017	- It was considered the three full members and the three alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.

Note: the alternate members of the Board of Directors are accounted for in the “number of members” included in the tables above.

13.12. Contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement (including the financial consequences to the Company):

There are no contractual arrangements, directors’ and officers’ liability insurance policies (“D&O”), or other instruments that structure compensation mechanisms or indemnification for the specific administrators for the hypothesis of removal from office or retirement specifically.

As stated on item 12.11 of the Reference Form, the Company has D&O, contracted with the Insurer Zurich Minas Brasil Seguros S/A, for the period from November 30, 2019 to November 30, 2020, with premium value of approximately US$ 35 mil, for the coverage of losses and damages to third parties, for acts related to the exercise of functions and attributions of the administrators, during and after their respective mandates, up to the amount of US$ 25 million.

For more information on the insurance policies for payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Reference Form.

13.13. In relation to the three last fiscal years, give the percentage of the overall compensation of each body recognized in the earnings of the Company regarding the members of the Board of Directors, Board of Officers and Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by applicable accounting rules on the matter:

December 31, 2019

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	549,665.45	14,325,234.00	4
Fiscal Council	-	-	1,917,900.00	-
Board of Officers	-	-	60,838,118.00	-
Total	6.00	549,665.45	77,081,252.00	1

December 31, 2018

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	484,455.99	14,425,580.00	3
Fiscal Council	-	-	1,789,560.00	-
Board of Officers	-	-	40,448,713.00	-
Total	5.00	484,455.99	56,663,853.00	1

December 31, 2017

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	690,908.00	19,462,209.00	4
Fiscal Council	-	-	1,855,625.00	-
Board of Officers	-	-	52,812,478.00	-
Total	6.00	690,908.00	74,130,312.00	1

Note: the alternate members of the Board of Directors are accounted for in the “number of members” included in the tables above.

13.14. Regarding the three last fiscal years, the amounts recognized in the income statement of the Company as compensation to the members of the Board of Directors, Board of Officers or Fiscal Council, grouped by body, for any reason other than their position in the Company, such as, for instance, commissions or fees for consultancy or advisory services rendered:

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their positions.

13.15. In relation to the three last fiscal years, the amounts recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the Company, as compensation paid to the members of the Board of Directors, the Board of Officers and Board of Officers of the Company, grouped by body, specifying the reason why such amounts were assigned to those individuals:

Fiscal Year ended December 31, 2019 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	225,805,583.01	8,546,989.01	-	234,352,572.02
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2018 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	143,434,692.69	4,960,234.61	-	148,394,927.30
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2017 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	105,107,234.59	6,494,841.30	-	111,602,075.89
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(i) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

(ii) The amounts consider the accounting effects provided for in CPC 10 - Share-based Payment.

Note: the alternate members of the Board of Directors and of the Fiscal Council are accounted for in the “number of members” included in the tables above.

13.16. Other relevant information:

As described on item 13.4, the members of Company’s management are eligible to receive options with immediate exercise and five years lock up. We present in the table below information regarding the restricted shares as open of the Board of Directors and Board of Officers at the end of the last fiscal year.

12/31/2019	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors
No. of members	2.00	6.00	2.00	8.00	1.00
Stock Options
Grant date	03/30/2015	03/30/2015	03/30/2016	03/30/2016	03/30/2017
Number of options granted	40,490	593,052	74,248	175,442	1,131
Number of shares transferred upon the exercise of options during the lock up period	111,140	216,431	203,537	822,027	5,625
Lock up period of restricted shares	03/30/2020	03/30/2020	03/30/2021	03/30/2021	03/30/2022
Weighted average exercise price:	18.430	18.430	18.250	18.250	17.210
Fair value of restricted shares on exercise date	2,048,310.20	3,988,823.33	3,714,550.25	15,001,992.75	96,806.25
Fair value of restricted shares on the last day of the fiscal year	2,000,520.00	3,895,758.00	3,663,666.00	14,796,486.00	101,250.00
Dilution after exercise of restricted shares	0.000706%	0.001376%	0.001294%	0.005225%	0.000036%

As described on item 13.4, the members of the Company's management are eligible to receive restricted shares subject to the Share Plan (options with immediate exercise). We present on the table below information on the restricted shares granted to the Board of Directors and to the Board of Officers within the scope of the Share Programs approved by the Board of Directors and with vesting periods still in progress at the end of the last fiscal year:

31/12/2019	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Total No. of members	2.00	9.00	1.00	10.00	1.00	11.00
Stock Options	-	-	-	-	-	-
Grant date	03/29/2018	03/29/2018	03/29/2019	03/29/2019	08/30/2019	08/30/2019
Number of options granted	86,898	205,368	26,266	119,476	40,078	217,957
Number of shares transferred upon the exercise of options during the lock up period	278,279	728,830	53,566	555,920	81,803	853.939
Lock up period of restricted shares	03/29/2023	03/29/2023	03/29/2024	03/29/2024	08/30/2024	08/30/2024
Weighted average exercise price:	22.340	22.340	16.830	16.830	19.800	19.800
Fair value of restricted shares on exercise date	6,216,752.86	16,282,062.20	901,515.78	9,356,133.60	1,619,699.40	16,907,992.20
Fair value of restricted shares on the last day of the fiscal year	5,009,022.00	13,118,940.00	964,188.00	10,006,560.00	1,472,454.00	15,370,902.00
Dilution after exercise of restricted shares	0.001769%	0.004632%	0.000340%	0.003533%	0.000520%	0.005427%

As described in item 13.4 above, as from 2011, the Board of Directors approved, for certain officers deemed by Management to have greater potential, the granting of Share Appreciation Rights. Since this compensation modality does not include equity instruments, it does not imply the issue of shares and, consequently, a dilution for other shareholders.

The table below discloses the same information required for plans that use options whose exercise is not immediate.

12/31/2019	Board of Officers	Board of Officers	Board of Officers	Board of Officers	Board of Officers
No. of members	1.00	1.00	1.00	2.00	2.00
Grant date	12/15/2010	12/20/2012	12/22/2014	12/22/2015	12/22/2015
Number of shares for calculation of appreciation	117,094	73,313	97,420	377,612	377,611
Share quotation on grant date	9.72	17.84	15.95	18.00	18.00
Lock up period regarding share appreciation rights	12/15/2020	12/20/2022	12/22/2024	12/22/2020	12/22/2025

Note: the alternate members of the Board of Directors and of the Fiscal Council are accounted for in the “number of members” included in the tables above.

14.1 – Description of human resources

a) Employees:

On December 31, 2019, the Company had the following employees:

Location	Activity	Total
Brazil	Production	15,729
	Sales and Distribution	10,166
	Administration	3,401
Total		29,296

On December 31, 2018, the Company had the following employees:

Location	Activity	Total
Brazil	Production	15,698
	Sales and Distribution	10,394
	Administration	3,421
Total		29,513

On December 31, 2017, the Company had the following employees:

Location	Activity	Total
Brazil	Production	18,537
	Sales and Distribution	10,387
	Administration	1,987
Total		30,911

b) Outsourced employees:

On December 31, 2019, the Company had the following outsourced employees:

Location	Activity	Total
Brazil	Production	14,225
	Sales and Distribution	15,733
	Administration	116
Total		30,074

On December 31, 2018, the Company had the following outsourced employees:

Location	Activity	Total
Brazil	Production	14,092
	Sales and Distribution	14,974
	Administration	115
Total		29,181

On December 31, 2017, the Company had the following outsourced employees:

Location	Activity	Total
Brazil	Production	12,291
	Sales and Distribution	17,714
	Administration	115
Total		30,120

c) Turnover

The Company’s average turnover rates (voluntary terminations) for the years 2017, 2018 and 2019 were 4.16%, 4.15% and 3.49%, respectively.

14.2 – Material changes - Human resources

Not applicable, since there have been no material changes in relation to the numbers disclosed in item 14.1 hereof.

14.3 – Description of employees’ compensation policy

(1) Salary and Variable Compensation Policy

The main purpose of the Company's compensation policy is to establish a compensation system that helps develop a high performance culture. In this respect, the policy is to provide employees with fixed compensation in line with the market plus variable compensation based on their individual performance and the Company's performance, while ensuring alignment with shareholders' interests by encouraging employees to have an "owner’s” attitude.

Variable bonuses based on employees' performance are calculated annually reflecting the extent to which targets set by the Company, department or business unit, or individual targets set by the Board of Directors, have been reached.

Bonus payments are subject to a three-level system under which the Company must initially reach efficiency targets set by the Board of Directors. Next each business unit must reach its own targets. Finally, employees must reach their individual targets.

For employees involved in operations, the Company has a collective award depending on production sites and distribution centers showing extraordinary performance. Bonus payments for distribution centers and production sites are based on classifications of different production sites and distribution centers.

(2) Benefits Policy

In addition to salary, Company employees receive additional benefits. Some of these benefits are mandatory as required by Brazilian law, some are governed by collective agreements and others are awarded voluntarily by the Company.

The benefit package for the Company's employees in Brazil is provided directly by the Company and indirectly by Fundação Zerrenner, which provides medical, dental, educational and social assistance to active and retired company employees and their beneficiaries and covered dependents, free of charge or at reduced cost. The Company may voluntarily contribute up to 10% of its consolidated net income as determined by Law No. 6404/76 and its Bylaws, to assist Fundação Zerrenner.

The Company provides health plans and benefits in accordance with local regulations for employees located at its operation sites outside Brazil.

(3) Characteristics of share-based compensation plan for non-management employees

On July 30, 2013, the Company approved at its Extraordinary General Meeting its Option Plan, pursuant to which the high-level employees and managers of the Company or of companies directly or indirectly controlled by it are eligible to receive stock options or ADRs issued by the Company. Also on July 30, 2013, Company’s Board of Directors approved the Migration Program with the purpose of receiving the options granted but not exercised by beneficiaries within the scope of the stock option plan of former Companhia de Bebidas das Americas (Ambev), whose shares were merged into the Company on the same date.

Moreover, on April 29, 2016, the Company approved at its Annual and Extraordinary General Meeting its Stock Plan, according to which certain employees and members of the Company’s or its direct or indirect subsidiaries’ management are eligible to receive shares from the Company, including in the form of ADRs.

For more information on the Company’s Option Plan, Migration Program and Stock Plan, see item 13.4 hereof.

c.i) Groups of beneficiaries:

 Senior employees and managers of the Company and its directly or indirectly held subsidiaries.

c.ii) Conditions for exercise:

Option Plan

1) vesting period from five to ten years as of option granting date; 2) payment of exercise price within five business days of vesting; and, in some cases, 3) permanence in the Company for a period from two to ten years (depending on the program).

Option Plan

1) vesting period from five to ten years as of option granting date; and 2) permanence in the Company for a period from two to ten years (depending on the program).

c.iii) Exercise price:

Option Plan

Program 2009 = R$3.91720

Program 2009.2 = R$5.35960

Program 2010 = R$6.95880

Program 2010.3 = R$9.35960

Program 2011.2 = R$11.9720

Program 2012.2 = R$17.198

Program 2012.3 = R$17.84

Programs 2013.2 = R$17.56

Program 2013.3 = R$16.70

Programs 2014.2 = R$16.85

Program 2014.3 = R$15.95

Program 2015.2 = R$18.64

Program 2015.3 = R$18.00

Program 2016.2 = R$17.15

Program 2016.3 = R$16.34

Program 2017.1 = R$16.89

Program 2017.1 = R$16.89

Program 2017.2 = R$17.21

Program 2017.4 = R$20.56

Program 2018.1 = R$22.40

Program 2018.3 = R$22.34

Program 2018.4 = R$16.92

Program 2019.1 = R$18.15

Program 2019.5 = R$18.05

Share Plan

Under the Share Plan, the grants were performed on a cash free basis.

c.iv) Exercise term:

Option Plan

Program 2009 = from March 30, 2014 to March 30, 2019

Program 2009.2 = from August 28, 2014 to August 28, 2019

Program 2010 = from March 30, 2015 to March 30, 2020

Program 2010.3 = from November 30, 2015 to November 29, 2020

Program 2011.2 = from November 30, 2016 to November 29, 2021

Program 2012.2 = from November 30, 2017 to November 30, 2022

Program 2012.3 = from December 20, 2017 to December 20, 2022

Programs 2013.2 = from December 02, 2018 to December 02, 2023

Program 2013.3 = from December 19, 2018 to December 19, 2023

Programs 2014.2 = from December 03, 2019 to December 01, 2024

Program 2014.3 = from December 23, 2019 to December 23, 2024

Program 2015.2 = from December 1, 2020 to December 01, 2025

Program 2015.3 = from December 22, 2020 to December 22, 2025

Program 2016.2 = from December 1, 2021 to December 1, 2026

Program 2016.3 = from December 22, 2021 to December 22, 2026

Program 2017.1 = from December 15, 2019 to December 15, 2026

Program 2017.1 = from February 10, 2022 to February 10, 2027

Program 2017.2 = from March 30, 2017 to March 30, 2022

Program 2017.4 = from December 1, 2022 to December 1, 2027

Program 2018.1 = from February 22, 2023 to February 22, 2028

Program 2018.3 = from March 29, 2023 to March 29, 2028

Program 2018.4 = from December 3, 2023 to December 3, 2028

Program 2019.1 = from February 21, 2024 to February 21, 2029

Program 2019.5 = from December 2, 2024 to December 2, 2029

Share Plan

The delivery of the Restricted Shares shall occur after the expiration of the respective vesting periods, which will occur on the following dates:

Program 2016.2 = January 1, 2021

Program 2016.4 = December 22, 2021 (half) and December 22, 2026 (half)

Program 2016.5 = December 22, 2021

Program 2017.1 = December 1, 2022

Program 2017.2 = December 1, 2022

Program 2018.1 = March 2, 2023

Program 2018.3 = December 3, 2023

Program 2018.4 = December 3, 2023

Program 2018.5 = December 3, 2023

Program 2019.1 = March 6, 2024

Program 2019.2 = March 6, 2024

Program 2019.3 = July 29, 2024

Program 2019.6 = December 9, 2024

Program 2019.7 = December 9, 2024

c.v) Quantity of shares committed by the plan:

Option Plan

Program 2009 = 2,352,415 options

Program 2009.2 = 16,615,845 options

Program 2010 = 10,659,920 options

Program 2010.3 = 10,281,950 options

Program 2011.2 = 10,117,550 options

Program 2012.2 = 8,781,750 options

Program 2012.3 = 1,759,250 options

Program 2013.2 = 7,725,697 options

Program 2013.3 = 1,002,229 options

Program 2014.2 = 9,652,230 options

Program 2014.3 = 1,306,807 options

Program 2015.2 = 8,065,142 options

Program 2015.3 = 4,200,798 options

Program 2016.2 = 11,756,260 options

Program 2016.3 = 2,922,258 options

Program 2017.1 = 222,005 options

Program 2017.1 = 454,902 options

Program 2017.2 = 2,494,980 options

Program 2017.4 = 11,961,319 options

Program 2018.1 = 550,481 options

Program 2018.3 = 2,147,234 options

Program 2018.4 = 12,418,879 options

Program 2019.1 = 1,076,676 options

Program 2019.5 = 22,712,798 options

Share Plan

Program 2016.2 = 3,550,069 Restricted Shares

Program 2016.4 = 1,936,566 Restricted Shares

Program 2016.5 = 7,245,315 Restricted Shares

Program 2017.1 = 377,778 Restricted Shares

Program 2017.2 = 6,009,870 Restricted Shares

Program 2018.1 = 3,422,451 Restricted Shares

Program 2018.3 = 8,056,453 Restricted Shares

Program 2018.4 = 1,279,886 Restricted Shares

Program 2018.5 = 6,185,729 Restricted Shares

Program 2019.1 = 1,703,356 Restricted Shares

Program 2019.2 = 1,795,840 Restricted Shares

Program 2019.3 = 3,330,248 Restricted Shares

Program 2019.6 = 1,245,563 Restricted Shares

Program 2019.7 = 3,193,161 Restricted Shares

14.4 – Description of relations between issuer and unions, stating whether there were stoppages or strikes in the last three fiscal years

All the Company's employees in Brazil are represented by labor unions but less than 5% are active members. The number of union members in the administrative and distribution sectors is not significant. Salary negotiations are conducted annually between the workers' unions and the Company. Collective bargaining agreements are negotiated separately for each unit or distribution center for one or two-year durations, and the Company normally signs new agreements on the date of the expiration of existing ones or before that.

The Company holds negotiations with unions in accordance with local legislation for employees located at its operations in countries other than Brazil.

14.5 Provide other information the issuer deems relevant

Not applicable, since all relevant information has been provided in other items.

15.1/ 15.2 – Shareholding position

a) Business name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of shares held			e) Percentage holding			g) Shareholders Agreement	h) Legal representative's name and taxpayer no.	i) Date last altered
			Common	Preferred	Total	Common	Preferred	f) Total
1. InterBrew International BV	Holland	06.614.548/0001-08	8,441,956,047	-	8,441,956,047	53.65	-	53.65	Yes	Daniela Rodrigues Lopes CPF/MF No. 273.366.298-81 Ricardo Gonçalves Melo CPF No. 968.950.397-91	06/20/2017
1.1. Anheuser-Busch InBev Nederland Holding BV	Holland	-	402,073	-	402,073	100	-	100	-	N/A	05/20/2009
1.1.1. InBev Belgium S.A.	Belgium	-	10,315	-	10,315	57.30	-	57.30	-	N/A	05/13/2009
1.1.1.1. Anheuser-Busch InBev SA/NV	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	06/30/2010
1.1.2. Anheuser-Busch InBev SA/NV	Belgium	-	7,686	-	7,686	42.70	-	42.70	-	N/A	05/13/2009
1.1.2.1. InBev Foundations	Belgium	-	12,483,080	-	12,483,080	0.79	-	0.79	-	N/A	12/20/2010
1.1.2.2. BRC Sarl	Luxembourg	-	37,598,236	-	37,598,236	1.94	-	1.94	Yes	N/A	02/09/2012
1.1.2.3. Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.31	-	8.31	Yes	N/A	12/20/2010
1.1.2.4. Stichting Anheuser-Busch InBev	Holland	-	663,074,832	-	663,074,832	34.2904	-	34.2904	Yes	N/A	10/11/2016
1.1.2.4.1. Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
1.1.2.4.2. BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010

a) Business name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of shares held			e) Percentage holding			g) Shareholders Agreement	h) Legal representative's name and taxpayer no.	i) Date last altered
			Common	Preferred	Total	Common	Preferred	f) Total
1.1.2.4.2.1. BR Global Investments SCS	Luxemburg	-	-	3,043,417,797	3,043,417,797	-	-	16.36137	No	N/A	01/03/2019
1.1.2.4.2.1.1. BR Global Investments Limited	Bahamas	-	79,865	0	79,865	100	0	100	No	N/A	01/03/2019
1.1.2.4.2.2. S-BR Global Investments Limited	Bahamas	-	15,557,832,203	-	15,557,832,203	100	-	83.63863	Yes	N/A	06/20/2017
1.1.2.4.2.2.1. Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3408	55.3448	No	N/A	06/20/2017
1.1.2.4.2.2.1.1. INPAR Investment Fund	Holland	-	99,992	-	99,992	100	-	100	No	N/A	06/20/2017
1.1.2.4.2.2.1.1.1. Stichting Enable	Holland	-	188,379,030,843	-	188,379,030,843	99.9987	-	99.9987	No	N/A	06/20/2017
1.1.2.4.2.2.1.1.1.1. Inpar VOF	Holland	-	100	-	100	100		100	No	N/A	06/20/2017
1.1.2.4.2.2.1.1.1.1.1. Jorge Paulo Lemann	Brazil/Switzerland	005.392.877-68	-	-	-	-	-	99.6	-	N/A	06/20/2017
1.1.2.4.2.2.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	06/20/2017
1.1.2.4.2.2.2.1. CCCHHS Holdings Ltd.	Jersey	-	49,996	-	49,996	100		100	-	N/A	10/25/2017
1.1.2.4.2.2.2.1.1. FS Holdings Limited	Bahamas	-	100	-	100	100		1	-	N/A	10/25/2017
1.1.2.4.2.2.2.1.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	-	-	-	-	-	100	-	N/A	06/20/2017
1.1.2.4.2.2.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7280	No	N/A	06/20/2017
1.1.2.4.2.2.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	100	-	100	-	N/A	06/20/2017
1.1.2.4.2.2.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	100	100	-	1	-	N/A	06/20/2017
1.1.2.4.2.2.3.1.1.1. Santa Maria Isabel CV	Holland	-	35,371,743	-	35,371,743	100	-	100	No	N/A	06/20/2017
1.1.2.4.2.2.3.1.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91	-	-	-	-	-	100	-	N/A	06/20/2017
2. AmBrew S.à.r.l	Luxembourg	06.250.266/0001-79	1,286,821,914	-	1,286,821,914	8.18	-	8.18	Yes	Daniela Rodrigues Lopes CPF/MF No. 273.336.298-81 Ricardo Gonçalves Melo CPF No. 968.950.397-91	12/12/2019

a) Business name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of shares held			e) Percentage holding			g) Shareholders Agreement	h) Legal representative's name and taxpayer no.	i) Date last altered
			Common	Preferred	Total	Common	Preferred	f) Total
2.1. Anheuser-Busch InBev SA/NV	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	12/15/2010
2.1.1. InBev Foundations	Belgium	-	12,483,080		12,483,080	0.79	-	0.79	-	N/A	12/20/2010
2.1.2. BRC Sarl	Luxembourg	-	37,598,236	-	37,598,236	1.94	-	1.94	Yes	N/A	10/11/2016
2.1.2. Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.31	-	8.31	Yes	N/A	12/20/2010
2.1.4. Stichting Anheuser-Busch InBev	Holland	-	663,074,832	-	663,074,832	34.2904	-	34.2904	Yes	N/A	10/11/2016
2.1.4.1. Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
2.1.4.2. BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	12/20/2010
2.1.4.2.1. BR Global Investments SCS	Luxemburg	-	-	3,043,417,797	3,043,417,797	-	-	16,36137	No	N/A	01/03/2019
2.1.4.2.1.1. BR Global Investiments Limited	Bahamas	-	-	30,434,178	30,434,178	-	100	100	No	N/A	06/20/2017
2.1.4.2.2. S-BR Global Investments Limited	Bahamas	-	155,578,322	-	155,578,322	100	-	83.63863	Yes	N/A	06/20/2017
2.1.4.2.2.1. Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3408	55.3448	No	N/A	06/20/2017
2.1.4.2.2.1.1. INPAR Investment Fund	Holland	-	99,992	-	99,992	100	-	100	No	N/A	06/20/2017
2.1.4.2.2.1.1.1. Stichting Enable	Holland	-	188,379,030,843	-	188,379,030,843	99.9987	-	99.9987	No	N/A	06/20/2017

a) Business name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of shares held			e) Percentage holding			g) Shareholders Agreement	h) Legal representative's name and taxpayer no.	i) Date last altered
			Common	Preferred	Total	Common	Preferred	f) Total
2.1.4.2.2.1.1.1.1. Inpar VOF	Holland	-	100	-	100	100	-	100	No	N/A	06/20/2017
2.1.4.2.2.1.1.1.1.1. Jorge Paulo Lemann	Brazil/Switzerland	005.392.877-68	-	-	-	-	-	99.6	-	N/A	06/20/2017
2.1.4.2.2.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	06/20/2017
2.1.4.2.2.2.1. CCCHHS Holdings Ltd.	Jersey	-	49,996	-	49,996	100	-	100	-	N/A	10/25/2017
2.1.4.2.2.2.1.1. FS Holdings Limited	Bahamas	-	100	-	100	100	-	1	-	N/A	10/25/2017
2.1.4.2.2.2.1.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	-	-	-	-	-	100	-	N/A	06/20/2017
2.1.4.2.2.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7280	No	N/A	06/20/2017
2.1.4.2.2.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	100	-	100	-	N/A	06/20/2017
2.1.4.2.2.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	100	100	-	1	-	N/A	06/20/2017
2.1.4.2.2.3.1.1.1. Santa Maria Isabel CV	Holland	-	35,371,743	-	35,371,743	100	-	100	No	N/A	06/20/2017
2.1.4.2.2.3.1.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91	-	-	-	-	-	100	-	N/A	06/20/2017
3. FAHZ	Brazil	60.480.480/0001-67	1,609,987,301	-	1,609,987,301	10.23	-	10.23	Yes	N/A	12/31/2018
4. Other			4,394,322,506	-	4,394,322,506	27.93	-	27.93	No	N/A	06/05/2020
5. Treasury			2,030,197	-	2,030,197	0.01	-	0.01		N/A	06/05/2020
Total			15,735,117,965	-	15,735,117,965	100		100		N/A

15.3- Capital Distribution

Date of last meeting/Date of last alteration	June 5, 2020
Number of individual shareholders (Units)	278,836
Number of corporate shareholders (Units)	2,081
Number of institutional investors (Units)	750

Outstanding Shares

Outstanding shares corresponding to all of the issuer's shares except those held by the controlling shareholder, its related persons, the issuer's directors and shares held in treasury

Quantity of common shares (Units)	4,355,174,839	27.68%
Quantity of preference shares (Units)	0	0
Total	4,355,174,839	27.68%

15.4 – Ownership structure

Ownership structure on December 31, 2019 (as informed by shareholder)

Ownership structure on May 31, 2020

15.5 – Regarding any shareholders’ agreement filed at the issuer’s head office, or to which the controlling shareholder is a party, and regulating the exercise of voting rights or the transfer of shares issued by the issuer, please inform:

1) Shareholders Agreement effective until July 1, 2019 (“Previous Shareholders’ Agreement”)

a) Parties

The shareholders’ agreement was entered into by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, InterBrew International B.V., and AmBrew S.A.

b) Execution date

The shareholders’ agreement was executed on April 16, 2013. The Shareholders’ Agreement became effective on July 30, 2013, on the date of approval of the Merger of Shares, as described in item 10.3 above.

c) Term of effectiveness

The Company’s shareholders’ agreement remained in force until July 1, 2019.

d) Exercise of voting rights/control

Regarding matters submitted to voting by the shareholders or their representatives on the Board of Directors of the Company or its subsidiaries, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. should make efforts to (i) reach a consensus regarding the exercise of their voting rights in the Company and its subsidiaries, and (ii) agree on how to guide their representatives to vote on the matters in question. The Previous Shareholders’ Agreement provided that the parties should hold a preliminary meeting before any general meeting or meeting of Board of Directors of the Company or its subsidiaries, to discuss and determine a consensus to be adopted by the parties in such meetings.

If the parties did not reach a consensus on a particular issue, the position to be adopted by all parties to the agreement would be determined by the shareholder or group of shareholders holding the largest number of Company shares with voting right, currently consisting of AmBrew S.A. and InterBrew International B.V. This rule would not be applicable in the case of (i) election of members of the Board of Directors, which should follow the specific election rule described below, and (ii) voting of issues that required unanimous approval by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. The following issues required unanimous approval according to the Previous Shareholders’ Agreement:

•              any change in the Articles of Incorporation of the Company and/or any of its subsidiaries, modifying: (i) the corporate purpose, (ii) the term, and/or (iii) the composition, powers and duties of administrative bodies;

•              approval of the annual investment budget for the Company and/or any of its subsidiaries when the investment amount exceeds 8.7% of the Company’s net sales estimated for the same fiscal year;

•              the Company CEO’s appointment, removal, or replacement;

•              approval or amendment to the remuneration policy for the Board of Directors and management of the Company and its subsidiaries;

•              approval of stock option plans for the management and employees of the Company and/or its subsidiaries;

•              amendment to the statutory dividend policy for the Company and/or its subsidiaries;

•              capital increases for the Company and/or any of its subsidiaries, with or without preemptive rights, by subscription, creation of a new class of shares or changes in the character of existing shares, as well as capital reduction, issuance of debentures, convertible or not into shares, warrants, and creation of founder’s shares by the Company and/or any of its subsidiaries, except when such legal transactions are carried out between the Company and its subsidiaries or between subsidiaries;

•              consolidations, spin-offs, conversions, mergers, acquisitions, and divestitures involving the Company and/or any of its subsidiaries, in the latter case (i) when it involves a company that is not controlled, directly or indirectly, by the Company and (ii) provided that it results in the reduction of the average dividends paid by the Company in the 5 immediately preceding years, adjusted by the IGP-M variation, as calculated by Fundação Getulio Vargas from the date of each payment;

•              creation, acquisition, assignment, transfer, placement of encumbrances and/or disposition, in any type or form, of shares, membership interests, and/or any securities issued by any subsidiary, except to the Company itself and/or other subsidiary;

•              contracting, by the Company and/or any of its subsidiaries, of a borrowing operation resulting in a debt/shareholders’ equity ratio greater than 1.5;

•              execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or its subsidiaries;

•              providing loans and guarantees of any kind by the Company and/or any of its subsidiaries, in excess of 1% of the Company’s shareholders’ equity as shown in the last audited balance sheet, to any third party, except on behalf of: (i) employees of the Company and its subsidiaries; (ii) the subsidiaries themselves;

•              election of committee members for the Company’s Board of Directors;

•              cancellation of the Company’s and/or any of its subsidiaries’ publicly traded company registration;

•              filing for court-supervised reorganization or adjudication of bankruptcy by the Company and/or any of its subsidiaries;

•              liquidation or dissolution of the Company and/or any of its subsidiaries; and

•              appointment of external auditors for the Company and/or its subsidiaries.

The Previous Shareholders’ Agreement provided that, whenever the parties failed to reach a consensus in a preliminary meeting on any of the matters listed above, they would exercise their voting rights to reject such matter. The Company’s Previous Shareholders’ Agreement provided that any vote by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V., or by any member of the Company’s Board of Directors appointed by each of them, that was in breach of its provisions would be null, void, and ineffective.

e) Description of sections related to the appointment of management or statutory committee members or of those who shall hold managerial positions

Although each Company common share grants the shareholders the right to one vote in the election of the Company’s Board of Directors, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. would be entitled to elect the majority of Company’s directors.

The Previous Shareholders’ Agreement provided that each party—Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V.— would be represented on the Board of Directors of the Company and of its subsidiaries, and in addition to the members and their alternates, they would be entitled to appoint up to two observers each, to attend the Company’s Board of Directors meetings, without voting rights. The board of directors of the Company and its subsidiaries should be composed of at least three and no more than fifteen effective members and the same number of alternates, with a three-year term, with reelection allowed.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall had the right to appoint four directors and their respective alternates to the board of directors of the Company and its subsidiaries, provided it remained the holder of a certain minimum number of Company shares. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência would not be allowed to appoint more than four directors, even if its interest in the Company’s capital increased in relation to the minimum interest it held at the execution date of the Previous Shareholders’ Agreement. AmBrew S.A. and InterBrew International B.V. could appoint members and their substitutes to the Board of Directors of the Company and its subsidiaries, proportionally to the number of members appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência. Such proportion is based on the relationship between the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência interest and the joint interest AmBrew S.A. and InterBrew International B.V. in the Company’s voting stock.

The Previous Shareholders’ Agreement provided that the Company would have two co-chairs on the Board of Directors, with equal rights and duties, one of them appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the other jointly appointed by AmBrew S.A. and InterBrew International B.V. In the event of a deadlock, neither co-chair would have the casting vote on matters submitted to the Company’s Board of Directors.

Each party had the right to remove the director appointed by it to the Board of Directors of the Company or its subsidiaries and also the right to appoint its respective alternate or a new alternate, should the originally appointed alternate be confirmed for the open position.

The Previous Shareholders’ Agreement provided that shareholders could, by consensus, determine the creation of committees within the Company’s Board of Directors, with the purpose of analyzing specific matters, when such analysis requires that their members have specific expertise, with the Compliance Antitrust and Related Parties Committee and the Operations, Finance, and Compensation Committee being set up immediately.

The election of the members of the committees of the Board of Directors as indicated in the item above required the unanimous approval by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V.

f) Transfer of shares and preemptive rights

The Previous Shareholders’ Agreement contained the following provisions concerning the transfer of Company’s shares related to the agreement:

a) Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. have agreed (i) not to dispose, directly or indirectly, of their shares in private trading, on a stock exchange or the OTC market, including under public, voluntary, or mandatory offers, except for any transfers allowed by the shareholders’ agreement during its term, and (ii) not to place any kind of encumbrance on their shares, without the prior written consent of AmBrew S.A. and InterBrew International B.V., in the case of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, and vice versa.

b) In case the shares owned by any of the shareholders came to be under provisional attachment, sequestration, judicial levy, or any other constraining measure, and if such constraint on the shares is not raised within 30 days from its effective date, this fact should be informed by the holder of the shares under constraining measure to the other shareholder by a notice, with a copy to the two co-chairs of the Company’s Board of Directors, and such notice shall be regarded as an offer to sell the constrained shares to the other shareholder. Regardless of the above notice, if the other shareholder comes to know about the constraining measure, this shall also be considered as an offer to sell the shares under the constraining measure, effective within 30 days from the effective date of the constraining measure, as long as such shares are not released from such constraining measure by that date. Such offer would remain valid for 30 days, and the Company’s share price shall be the lower of (i) the share book value, as per the last audited balance sheet, with such value adjusted by the IGP-M or any index that replaces it, from the date of such audited balance sheet until the date of application for the raising of the constraining measure; and (ii) the share price quoted on the stock exchange, taking the weighted average of the 20 trading days preceding the date of application for the raising of the constraining measure, on which the shares have been traded (given that, if such shares have not been traded in at least half of these trading days, the timeframe shall be extended to 40 trading days; if they still have not been traded in half or more of these trading days, this procedure will be applied successively). The value that eventually remained, if applicable, would be paid to the shareholder with constrained shares. However, if the obligations secured by the judicial constraining measure exceeded the price above, the shareholder with constrained shares would be held liable, to the other shareholder, for the difference in the amount that the other shareholder would have to deposit to purchase the shares.

c) If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, on the one side, and AmBrew S.A. and InterBrew International B.V., on the other side, intended to dispose of subscription rights relating to Company issued shares they held, such party should first offer those rights to the other party, which then could choose to acquire the preemptive right to subscribe for new shares that would be issued, within 10 days. If the shareholder that receives the offer chose not to acquire such preemptive right offered, or did not respond by the deadline, the shareholder that offered such preemptive right could dispose of it to third parties, which would have another 10 days to complete the disposition in question.

The Previous Shareholders’ Agreement provided that, if the mechanisms described above were not observed, in the event of (i) transfers of shares or subscription rights or (ii) placement of encumbrances on the Company’s shares, such transfer or placement of encumbrance should be considered null, void, and ineffective, and such event shall not be recorded in the Company’s statutory books.

g) Description of clauses restricting or binding the voting rights of members of the Board of Directors or other inspection and control bodies.

As mentioned in item “d” above, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. undertook to exercise their voting rights at the Company’s shareholders’ meetings, and to have their representatives in the Board of Directors of the Company and each of the Company’s subsidiaries exercise their voting rights, always in line with the prevailing guidance about the subject matter, as approved in any preliminary meeting held, and in this case, as a block vote with the other shareholder.

Notwithstanding the foregoing, the decisions of a previous meeting did not bind the vote of the shareholders, or of members appointed by them to the Board of Directors of the Company or any of its subsidiaries, in matters related to:

•                     taking accounts of the management of the Company and of any of its subsidiaries;

•                     examination, discussion, and resolution on the management report and financial statements of the Company and any of its subsidiaries;

•                     cases defined as abuse of power, as provided for in Article 117, par. 1, of Law No. 6404/76; and

•                     practices inherent to the diligence and loyalty duties and other management duties, as laid down in Articles 153 to 158 of Law No. 6404/76.

2) Shareholders’ Agreement that became effective as from July 2, 2019 (“New Shareholders’ Agreement”)

On July 2, 2019, the new shareholders’ agreement entered into by AmBrew S.A., InterBrew International B.V., and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Parties”) on April 16, 2013 became effective. The effectiveness of the New Shareholders’ Agreement was subject to the approval of the merger of shares, announced on July 30, 2013, as provided for in this Reference Form, being conditional on the ownership by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). The New Shareholders’ Agreement governs, among other matters, the exercise of voting rights arising from the ownership of Company shares, as well as the exercise by the Company of voting rights as a result of the ownership of shares or quotas representing stock in subsidiaries.

a)                  The Parties

The New Shareholders’ Agreement was entered into by AmBrew S.A., InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência.”

b)                  Signing Date

The New Shareholders’ Agreement was entered into on April 16, 2013.

c)                   Term of effectiveness

Considering that the above requirement is met, the New Shareholders’ Agreement became effective as from July 2, 2019, remaining in force as long as Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência is the owner of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). However, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may rescind the New Shareholders’ Agreement at any time.

d)                  Exercise of voting rights and controlling power

As provided for in the New Shareholders’ Agreement, the Parties must organize a meeting previously to the annual shareholders’ meeting or meeting of the Board of Directors of the Company or its subsidiaries, in order to discuss and establish a consensus among the Parties during these meetings.

In the absence of consensus by the parties regarding a particular subject, the shareholder with the greatest number of voting shares in the Company will resolve on the decision to be adopted by all Parties to the New Shareholders’ Agreement. This provision will not be applicable to decisions regarding the following matters: (i) election of the members of the Board of Directors or members of the committees established by this Board, in compliance with the specific election rule described below; and (ii) voting on the subjects below, which require the unanimous approval of the Parties: (a) changes in the Company’s Bylaws and/or the bylaws of its subsidiaries intended to modify: (x) the corporate purpose, in order to interrupt the production, trading and distribution of beverages; (w) the form of allocation of income for each fiscal year, in accordance with the Company's Bylaws and the equivalent provisions set forth in the bylaws of subsidiaries that are sponsors of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (y) the minimum mandatory dividends of 40% of the Company’s net income; and/or (z) any other provision that may affect the rights of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, under the terms of the New Shareholders’ Agreement; and (b) the transformation of the Company into another type of corporation.

e)                   Description of sections related to the appointment of managers or members of statutory committees or those who shall hold managerial positions

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two permanent members and their alternates on the Company's Board of Directors, as long as the foundation maintains the ownership of 1,501,432,405 shares issued by the Company (this quantity being adjusted by bonuses, stock splits or reverse splits of shares).

One of the members of the Board of Directors appointed by the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to participate, as observer, in the Operations, Finance and Remuneration Committee and the Related Parties and Antitrust Compliance Committee of the Company, as well as in any other committee to be created by the Board of Directors. Additionally, the Parties to the New Shareholders’ Agreement undertake to use their best efforts to enable the said observer to attend meetings of the Fiscal Council, when and if installed. The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove the directors it has appointed to the Board of Directors, being also entitled to appoint their alternates or new alternates, if the alternate originally appointed is confirmed for the vacant position.

The above rules relating to the Company's management, and provided for in the New Shareholders’ Agreement, are not applicable to management bodies of the Company's subsidiaries.

f)                   Share transfer and preemptive rights

The New Shareholders’ Agreement provides that, upon the occurrence of any of the events indicated below, the shares thus transferred will still be bound by the New Shareholders’ Agreement, and the new buyer must subscribe to the New Shareholders’ Agreement, for the transfer under consideration to be effective: (i) sale of Company shares by AmBrew S.A. and/or InterBrew International B.V., resulting in the reduction of these shareholders’ joint interest to less than 50% plus one share of the Company’s voting capital; and/or (ii) sale of Company shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, in a single operation to a single buyer, in a sole block representing a certain minimum number of shares issued by the Company, in compliance with the procedure for sale of shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência described below.

The New Shareholders’ Agreement also provides that Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may, at any time, delink Company shares held by them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as long as: (i) the Fundação maintains a certain minimum number of the Company shares bound by the New Shareholders’ Agreement, and (ii) it observes the procedure to sell the shares described below.

If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência intends to sell Company shares which it owns, or delink them from the New Shareholders’ Agreement, on the terms indicated above, it shall tender the shares under consideration to other parties of the New Shareholders’ Meeting for the weighted average price of the Company shares over the past 20 trading sessions immediately preceding the date of offer on the stock exchange where these shares are most traded (or, in the absence of trading in these shares, in at least half of these trading sessions, over the past 40 trading sessions immediately preceding the date of offer). The tendered parties shall have five days from the date of the first offer to accept or refuse the offer. In the event the offer is expressly or unconditionally rejected (or the tendered parties fail to pay the price promptly), Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have 10 days to conclude the sale of shares to a third party or delink them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as of the end of five-day term mentioned above.

g)                  Description of clauses restricting or binding the voting rights of members of the board of directors and other inspection and control bodies

The New Shareholders’ Agreement provides that all Company shareholder that are parties to the agreement undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to instruct their representatives on the Company’s board of directors and those of its subsidiaries to act and vote in these corporate bodies, so as always to ensure compliance with the basic principles and other terms of the New Shareholders’ Agreement, forbidding any act not fully in compliance with the New Shareholders’ Agreement.

Notwithstanding the foregoing, the resolutions at preliminary meetings do not bind the shareholders’ vote, or that of members appointed by them to the Company’s Board of Directors or those of its subsidiaries, in matters related to:

•                     analysis of the Company’s Management accounts and those of any of its subsidiaries;

•                     analysis, discussion and resolution on the Management report and the financial statements of the Company and any of its subsidiaries;

•                     cases characterized as abusive exercise of power, provided for in Article 117, Paragraph 1 of Law No. 6404/76; and

•                     practices inherent to the duty of diligence and loyalty and other Management duties set forth in Articles 153 to 158 of Law No. 6404/76.

15.6 – Material changes in equity interests held by members of the controlling group and by the issuer’s management

There was no material change in the shareholding of members of the controlling group and management of the Company in the last three fiscal years.

15.7 – Main Corporate Transactions

a) Event	Merger of Cachoeiras de Macacu Bebidas Ltda. into the Company
b) Main Business Conditions

The management’s proposal disclosed on March 29, 2017 detailed the merger of Cachoeiras de Macacu Bebidas Ltda., the entirety of quotas of which was held by the Company, into the Company. The merger aimed at simplifying the group’s ownership structure and reducing operational and administrative costs.

On April 28, 2017, the Annual and Extraordinary General Meetings of the Company was held and the Articles of Association of Cachoeiras de Macacu Bebidas Ltda. was amended, whereby the merger mentioned above was approved.

As a result of the merger, the Company received, at their respective book values, all the assets, rights, and obligations of Cachoeiras de Macacu Bebidas Ltda., which was extinguished, with its quotas being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Cachoeiras de Macacu Bebidas Ltda. was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since the net equity of Cachoeiras de Macacu Bebidas Ltda. was already fully reflected in the Company’s net equity, as a result of (i) the application of the equity method and, considering that the book value of Cachoeiras de Macacu Bebidas Ltda.’s net equity was negative, (ii) the existence of provision in the Company’s balance sheet in amount equivalent to the book value of Cachoeiras de Macacu Bebidas Ltda.’s net equity.

c) Companies Involved	Cachoeiras de Macacu Bebidas Ltda. and Ambev S.A.

d)Effects of the Operation on the Ownership Structure, especially on the interest of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership structure before and after the operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Cachoeiras de Macacu Bebidas Ltda.

After the operation, Cachoeiras de Macacu Bebidas Ltda. was extinguished, being succeeded by the Company regarding all rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect the Company’s shareholders, since the Company was holder of 100% of the capital stock in Cachoeiras de Macacu Bebidas Ltda.

a) Event	Partial spin-off of Arosuco with the Spun-off Portion Merged into the Company
b) Main Business Conditions

The management’s proposal disclosed on March 27, 2018 detailed the merger into the Company of the spun-off portion of Arosuco Aromas e Sucos Ltda., the entirety of quotas of which became the property of the Company immediately before the merger. The merger aimed at simplifying the group’s ownership structure and reducing operational and administrative costs.

On April 27, 2018, the Annual and Extraordinary General Meetings of the Company was held, whereby the merger of the spun-off portion into the Company.

The merger did not result in an increase or reduction of the Company's equity or capital stock, as the spun-off assets were already fully reflected in the Company’s shareholders’ equity as a result of compliance with the relevant accounting rules. In this sense, there was no dilution of the Company’s current shareholders, therefore, the obligations set forth in Chapter III of CVM Instruction No. 565, of June 15, 2015, are not applicable.

The Company formulated a consultation with CVM regarding the necessity of elaboration of the reports provided for in article 264 of Law No. 6404/76, for purposes of the Reorganization, and the CVM Superintendence of Relations with Companies, due to the circumstances of the case, based on in item I, sub-paragraph “b”, of CVM Resolution 559/08, expressing the understanding that there would be no justification for CVM to request the preparation of the reports mentioned in article 264 of Law No. 6404/76, for the purposes of the Reorganization, pursuant to Official Letter No. 86/2018/CVM/SEP/GEA-2, dated March 22, 2018.

c) Companies Involved	Arosuco Aromas e Sucos Ltda. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure, especially on the interest of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership structure before and after the operation	Before the operation, the Company held a direct interest of 100% in the capital stock of Arosuco Aromas e Sucos Ltda. and the interest continued unchanged after the merger of the spun-off portion
f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect the Company’s shareholders, since the Company was holder of 100% of the capital stock in Arosuco Aromas e Sucos Ltda.

15.8 - Other material information

Due to the merger of all the shares issued by Companhia de Bebidas das Américas – Ambev, as described in this Reference Form, the shareholders and holders of ADRs of Companhia de Bebidas das Américas – Ambev now became holders, respectively, of (i) five common shares issued by the Company for each common or preferred share issued by Companhia de Bebidas das Américas – Ambev outstanding in the market, and (ii) five ADRs of the Company for each ADR of Companhia de Bebidas das Américas – Ambev, representing its common or preferred shares.

On October 30, 2013, CVM registered the Company as an issuer of securities under category “A”, pursuant to CVM Instruction No. 480 of December 7, 2009, as amended. The Company shares and American Depositary Receipts began to be traded, respectively, on the Securities, Commodities and Futures Exchange - BM&FBOVESPA S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão) and on the New York Stock Exchange, on November 11, 2013.

An Extraordinary Shareholders’ Meeting of Companhia de Bebidas das Américas – Ambev was held on October 31, 2013, where the Company, in the capacity of sole shareholder of Companhia de Bebidas das Américas – Ambev, approved the request for deregistering of Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A”, pursuant to Article 50 of CVM Instruction No. 480 of December 7, 2009, as amended, and the request for cancellation of American Depositary Receipts Programs Level 2 of Companhia de Bebidas das Américas - Ambev. The request for deregistering Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A” was granted by CVM on December 12, 2013, by means of the Official Letter/CVM/SEP/GEA-2/Nº 388/2013.

16.1 – Describe the issuer’s rules, policies and practices regarding transactions with related parties, as defined by the accounting rules on this subject, indicating if there is a formal policy in place, the body responsible for its approval, date of approval and, if the issuer discloses the policy, where this can be consulted in the world wide web.

The Company has a Policy on Transactions with Related Parties in compliance with the recommendations of the Brazilian Code of Corporate Governance and its provisions were consolidated and updated at a meeting of the Company’s Board of Directors held on September 19, 2018. Such policy establishes the rules and procedures to be complied with by the Company and its subsidiaries in transactions involving related parties and conflict of interests situations, in order to ensure that the Company’s decisions are taken in the best interest of the Company and its shareholders, further ensuring transparency to the shareholders, investors and to the market in general and equal treatment with third parties, pursuant to the best corporate governance practices.

The definition of “related party”, for the purposes of such policy, is in conformity with the terms of the Technical Pronouncement CPC No. 05 (R1), of the Brazilian Accounting Pronouncements Committee, approved by the Brazilian Securities and Exchange Commission through the CVM Resolution No. 642/10, provided that “related party transaction” is the transfer of funds, services or obligations between related parties, regardless of price being charged in consideration thereof.

Company’s policy provides for, among other rules, that (i) transactions between related parties must be (a) entered into on an arm’s length1 basis and in accordance with the provisions of the policy, the Company’s Bylaws and applicable law, (b) perfected in writing, and (c) disclosed, if required by applicable rules, through the financial statements, in this Reference Form and by other means set forth by the applicable law: (ii) the Company (or its subsidiaries), on the one hand, and the Company’s controlling shareholders and its managers (members of the Board of Directors and Executive Board) on the other, are prohibited to make loans; and (iii) forms of compensation of advisors, consultants or intermediaries that generate conflicts of interests with the Company, its subsidiaries, its administrators or shareholders are prohibited.

Pursuant to the aforementioned policy, and according to the provisions of the Company’s By-laws and applicable legislation, transactions with related parties that require prior approval from the Board of Directors shall be previously submitted to the analysis of the Company’s Related Parties and Antitrust Compliance Committee. It should be noted that, pursuant to Article 21 of the Company’s By-laws, the Board of Directors shall approve any business or agreements between the Company and/or any of its controlled subsidiaries (except wholly owned subsidiaries), managers and/or shareholders (including direct or indirect partners of Company’s shareholders). For more information on the matters that are subject to the resolution by Company’s Board of Directors, see item 12.1 of this Reference Form.

In turn, the Company’s Related Parties and Antitrust Compliance Committee shall, pursuant to its internal regulations, (i) analyze, follow-up and express its opinion on transactions with related parties submitted to its analysis, recommending or not its approval to the Board of Directors; (ii) analyze, follow-up and express its opinion on issues involving situations of potential conflict of interest between the Company (or its subsidiaries), on the one side, and its administrators and controllers, on the other side; and (iii) recommend, as deemed

1 According to the Policy on Transactions with Related Parties, these transactions are those with respect to which the following principles were observed during negotiations, as applicable: (a) competitiveness (prices and conditions compatible with the prices and conditions practiced in the market), (b) conformity (adherence of the services provided to the contractual terms and responsibilities practiced by the Company and to the appropriate information security controls), (c) transparency (appropriate report of the conditions agreed upon and of their effects on the financial statements of the Company, under the terms of the applicable legislation), and (d) equal treatment (compliance with the same principles and procedures that govern negotiations conducted by the Company with independent parties), as well as the premises, duties and obligations usually agreed upon with third parties other than related parties.

necessary therefore, the adoption of policies applicable to transactions between related parties. Company management shall, whenever possible, submit for due appreciation by the committee market alternatives to the transaction in question, taking into account the risk factors involved. In the exercise of its duties, the committee may also request the hiring of legal, accounting and financial advisors and request independent evaluation reports, as it deems necessary to base the transaction under analysis. In such cases, such committee, which has two external members (i.e., who does not make part of the Company’s Board of Directors), shall review and express its opinion on the operation in question.

In accordance with the provisions of Article 156 of Law No. 6,404/76, Article 19, third paragraph, of Company’s By-laws, and of the Related Parties and Antitrust Compliance Committee’s internal regulations, the members of such committee and/or Company’s Board of Directors are prohibited from having access to information, voting or intervening in any operation in which they have conflicting interests with those of the Company.

In addition, the transactions with related parties that do not require prior approval by the Board of Directors, under the terms of the Company’s By-laws and applicable legislation, shall be approved in accordance with the Company’s internal rules in force at the time of its performance (DAG – Delegation of Authority Guide).

Company’s Policy on Transactions with Related Parties can be found at the following site: ri.ambev.com.br, under “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Policies and Codes”, “Policy on Transactions with Related Parties”.

16.2 - Except for the transactions carried out between the issuer and the companies in which it directly or indirectly holds total capital stock, inform the transactions held with related parties which, according to the accounting standards, should be disclosed in the individual or consolidated financial statements of the issuer, and which have been performed in the last fiscal year, or are still in force in the current fiscal year.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev Africa (Pty) Ltd.	12/31/2019	6,721,000.00	6,721,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of Agreement	Accounts receivable – Products / Acquisitions and Others: Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Deutschland GMBH & CO.	12/31/2019	-9,900,000.00	-9,900,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Acquisition of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Deutschland GMBH & CO.	12/31/2019	558,000.00	558,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev SA/NV	12/31/2019	-5,040,000.00	-5,040,000.00	-	Indefinite	No	-
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts payable- Rendering of services / expenses reimbursements or other
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev SA/NV	12/31/2019	-19,543,000.00	-19,543,000.00	-	Indefinite	No	-
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts payable - Products/ Acquisitions and Others: Acquisition of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev SA/NV	12/31/2019	-22,095,000.00	-22,095,000.00	-	Indefinite	No	-
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts payable - Products/ Acquisitions and Others: Royalties
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	-
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev SA/NV	12/31/2019	123,000.00	123,000.00	-	-	No	-
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts receivable- Rendering of services / expenses reimbursements or others
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Reimbursement of expenses – Sale events
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev SA/NV	12/31/2019	2,072,000.00	2,072,000.00	-	-	No	-
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts receivable- Rendering of services / reimbursement of expenses or others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriates expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev SA/NV	12/31/2019	3,000.00	3,000.00	-	-	No	-
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts receivable - Rendering of services / reimbursement of expenses or others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of travel expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev SA/NV	12/31/2019	22,649,000.00	22,649,000.00	-	Indefinite	No	-
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts receivable- Products / Acquisitions and Others: Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB Inbev International Business	12/31/2019	421,000.00	421,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB Inbev UK	12/31/2019	-580,000.00	-580,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of Services / Reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB Inbev UK	12/31/2019	128,000.00	128,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB Inbev UK	12/31/2019	480,000.00	480,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products/ Acquisitions and Others: Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Italia S.PA.	12/31/2019	287,000.00	287,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable- Products/ Acquisitions and Others : Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
ANHEUSER-BUSCH INBEV JAPAN KK COMPANY LTD.	12/31/2019	195,000.00	195,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services/ reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriates expenses

Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Packaging Group INC.	12/31/2019	-81,780,000.00	-81,780,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others : Acquisition of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Import of products provided that, when considered individually by common parties and object (as to identify the “correlated transactions”), there are no individual transactions above R$ 50 million.
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Packaging Group INC.	12/31/2019	2,909,000.00	2,909,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others : Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB InBev Procurement GmbH	12/31/2019	-176,000.00	-176,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products/ Acquisitions and Others : Acquisition of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB InBev Procurement GmbH	12/31/2019	36,000.00	36,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriates expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB InBev Procurement GmbH	12/31/2019	1,045,000.00	1,045,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and others : Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2019	-1,309,000.00	-1,309,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable- Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2019	-693,000.00	-693,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and others: Acquisition of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2019	12,000.00	12,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of travel expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2019	3,177,000.00	3,177,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2019	12,348,000.00	12,348,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others : Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2019	-106,516,000.00	-106,516,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others : Acquisitionof products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2019	-74,392,000.00	-74,392,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Royalties
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Royalties payment, provided that, when considered individually by common parties and object (as to identify the “correlated transactions”), there are no individual transactions above R$ 50 million.
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2019	2,006,000.00	2,006,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services/ Reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriates expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2019	193,000.00	193,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2019	41,061,000.00	41,061,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable- Products / Acquisitions and Others : Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
SABMILLER International Brands Limited	12/31/2019	-3,533,000.00	-3,533,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Royalties
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	-
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compania Cervecera Ambev Peru S.A.C.	12/31/2019	469,000.00	469,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriates expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compania Cervecera Ambev Peru S.A.C.	12/31/2019	210,000.00	210,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others : Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Bavaria S.A.	12/31/2019	-63,968,000.00	-63,968,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others : Acquisition of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction

Import of inputs and intermediary products, provided that, when considered individually by common parties and object (as to identify the “correlated transactions”), there is no individual transactions above R$ 50 million.

Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Bavaria S.A.	12/31/2019	599,000.00	599,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriate expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Bavaria S.A.	12/31/2019	48,000.00	48,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of travel expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Bavaria S.A.	12/31/2019	-40,000.00	-40,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others : Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2019	-24,716,000.00	-24,716,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2019	-117,783,000.00	-117,783,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and others : Acquisition of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Import of products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2019	-11,520,000.00	-11,520,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and others : Royalties
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	-
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2019	7,216,000.00	7,216,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriate expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2019	29,000.00	29,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of travel expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2019	8,814,000.00	8,814,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Ab Inbev Sedrin Holding B.V.	12/31/2019	-73,000.00	-73,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriate expenses
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Ab Inbev Sedrin Holding B.V.	12/31/2019	461,000.00	461,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable– Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriate expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Ab Inbev Sedrin Holding B.V.	12/31/2019	550,000.00	550,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Ambev Colombia S.A.S.	12/31/2019	155,000.00	155,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable– Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriate expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser Busch Inbev Australia PTY Limited	12/31/2019	254,000.00	254,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
EMBODOM (Dominican Republic)	12/31/2019	27,000.00	27,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable– Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriate expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
EASTERN CHINA	12/31/2019	-3,000.00	-3,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts paybale– Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cerveceria Nacional CN S.A.	12/31/2019	73,000.00	73,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursements of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Industrias La Constancia S.A. DE C.V.	12/31/2019	-119,000.00	-119,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Industrias La Constancia S.A. DE C.V.	12/31/2019	36,000.00	36,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursements of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriates expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Industrias La Constancia S.A. DE C.V.	12/31/2019	76,000.00	76,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
GCC Services India Private LTD.	12/31/2019	-1,829,000.00	-1,829,000.00	-	-	No	-
Relationship with Issuer	Coligada
Object of the agreement	Accounts payable - Rendering of services / reimbursements of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	General administrative services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
GCC Services India Private LTD.	12/31/2019	2,366,000.00	2,366,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursements of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriates expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Bebidas de Calidad de Madrid	12/31/2019	-60,000.00	-60,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compañia Cerveceria Hondureña S.A. DE C.V. S.A	12/31/2019	-8,056,000.00	-8,056,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compañia Cerveceria Hondureña S.A. DE C.V. S.A	12/31/2019	708,000.00	708,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Inbev Belgium N.V.	12/31/2019	-23,866,000.00	-23,866,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Inbev Belgium N.V.	12/31/2019	139,000.00	139,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursements of expatriates expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Inbev Belgium N.V.	12/31/2019	65,067,000.00	65,067,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Export of products, provided that, when considered individually by common parties and object (as to identify the “correlated transactions”), there are no individual transactions above R$ 50 million.
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Crown Beers India Private LTD.	12/31/2019	134,000.00	134,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Interbrew International B.V.	01/28/2014	-223,733,000.00	-223,733,000.00	-	2023	Yes	5.27%
Relationship with Issuer	Shareholder
Object of the agreement	Accounts payable – Rendering of services / reimbursement of expenses and others: Loans and interest to pay
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Obligation arising from acquisition of control of Cerbuco Brewing Inc. in 2014
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Nimbuspath LTD.	12/31/2019	-49,000.00	-49,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Nimbuspath LTD.	12/31/2019	88,000.00	88,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of expatriates expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Nimbuspath LTD.	12/31/2019	872,000.00	872,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
ORIENTAL BREWERY CO.	12/31/2019	-781,000.00	-781,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cerveceria Nacional - Panamá	12/31/2019	-173,000.00	-173,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable– Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of administrative expenses
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cerveceria Nacional - Panamá	12/31/2019	27,235,000.00	27,235,000.00	-	-	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warrants and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of administrative expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cerveceria Nacional - Panamá	12/31/2019	3,000.00	3,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Unión de Cervecerias Peruanas Backus y Johnston	12/31/2019	-20,090,000.00	-20,090,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Unión de Cervecerias Peruanas Backus y Johnston	12/31/2019	1,215,000.00	1,215,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB Inbev Sweden AB	12/31/2019	927,000.00	927,000.00	-	Indefinite	No	-
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	01/01/2019	20,038,632.00	6,364,210.21	-	2023	No	-
Relationship with Issuer	Shareholder
Object of the agreement	Leasing of assets
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Lease agreement entered into for a term of 4 years
Contractual position of Issuer	Other
Specify	Lessee

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	02/01/2002	17,811,136.43	3,255,000.00	-	Indefinite	No	-
Relationship with Issuer	Shareholder
Object of the agreement

Lease of third and fourth floors of the building Corporate Park occupied by the Central Administration of the Company. Term of agreement expired on 01/31/2020, and it is now in force for indefinite term

Warrants and insurances	-
Termination or extinction	Lessee shall inform Lessor with 90 days in advance in order to terminate agreement, and a fine equivalent to 3 months rent will be due in case of early termination
Nature and reason for the transaction	-
Contractual position of Issuer	Other
Specify	Lessee

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	12/31/2019	259,581,000.00	259,581,000.00	-	Indefinite	No	-
Relationship with Issuer	Shareholder
Object of the agreement	Medica and dental assistance to employees and managers (including their dependents) of the Company and its controlled entities
Warrants and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	-
Contractual position of Issuer	Debtor
Specify	-

16.3 - In regard to each transaction or set of transactions mentioned in section 16.2 above that occurred in the last fiscal year:

a) identify the measures taken to deal with conflicts of interest

With regard to the transactions mentioned in section 16.2 of this Reference Form, the Company informs that:

(i) the transactions were duly approved by the competent bodies, according to the provisions described in Company’s policies, internal regulations and By-laws, as well as in the applicable legislation, as set forth in item 16.1 above;

(ii) managers with interests may be in conflict with those of the Company, even if in theory, do not participate as in the resolutions on such transactions and such impediment was recorded in the minutes of said meeting; and

(iii) the transactions were entered into under usual market conditions, and said conditions were explained in said meetings.

In addition, in the fiscal year ended on December 31, 2019, the Company did not enter into any financial agreements with its executive officers or members of the Board of Directors.

b) show the strictly commutative nature of the conditions agreed or the adequate compensation payments

As mentioned in item 16.1, the Company only performs transactions with related parties in accordance with market conditions practiced at the time and if in accordance with its Policy on Related Parties Transactions.

The essential conditions of the transactions between related parties subject to the approval rules described in item 16.1 were duly addressed upon the relevant presentations for the approval by the competent bodies.

16.4 - Provide other information deemed as relevant by the issuer

Fundação Zerrenner, a controlling shareholder of the Company, is a legally independent entity whose main objective is to provide the Company's active and certain inactive employees in Brazil with medical and dental assistance, technical and higher education and facilities for assistance and assistance to the elderly, through direct initiatives or financial assistance agreements with other entities. On December 31, 2019 and 2018, actuarial liabilities related to the benefits provided directly by the Zerrenner Foundation were fully covered by the assets of the Zerrenner Foundation held for that purpose, which exceeds in a significant amount the value of the actuarial liabilities at such dates. The Company recognizes the assets (prepaid expenses) of this plan in the extension of the amount of the economic benefit available to the Company, from reimbursements or reductions of future contributions. The expenses incurred by the Zerrenner Foundation in Brazil to provide the aforementioned benefits to the Company's employees amounted to R$259,581 (R$273,236 on December 31, 2018), of which R$229,579 and R$30,002 related to active and inactive employees, respectively (R$238,379 and R$34,856 as of December 31, 2018 related to active and inactive employees respectively).

17.1 - Information on capital stock

a) Issued Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/23/2020	57,899,072,773.68	Fully paid-in	15,735,117,965	-	15,735,117,965

Subscribed Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/23/2020	57,899,072,773.68	Fully paid-in	15,735,117,965	-	15,735,117,965

 Paid-in Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/23/2020	57,899,072,773.68	Fully paid-in	15,735,117,965	-	15,735,117,965

Authorized capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/01/2013	-	-	19,000,000,000	-	19,000,000,000

Securities Convertible into shares and conversion conditions

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
N/A	-	-	-	-	-

17.2 – Increase in capital stock

Date of resolution: 03/23/2020

Body that resolved on the increase: Board of Directors

Issue date: 03/23/2020

Total amount of the increase: R$ 32,313,656.38

Number of securities issued: 1,542,676

Issue price: R$ 20.95 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.055841%

Date of resolution: 10/09/2019

Body that resolved on the increase: Board of Directors

Issue date: 09/17/2019

Total amount of the increase: R$ 281,957.95

Number of securities issued: 30,125

Issue price: R$ 9.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000487%

Date of resolution: 10/09/2019

Body that resolved on the increase: Board of Directors

Issue date: 09/19/2019

Total amount of the increase: R$ 338,349.54

Number of securities issued: 36,150

Issue price: R$ 9.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000585%

Date of resolution: 10/09/2019

Body that resolved on the increase: Board of Directors

Issue date: 09/23/2019

Total amount of the increase: R$ 705,011.87

Number of securities issued: 75,325

Issue price: R$ 9.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001218%

Date of resolution: 10/09/2019

Body that resolved on the increase: Board of Directors

Issue date: 09/27/2019

Total amount of the increase: R$ 507,524.31

Number of securities issued: 54,225

Issue price: R$ 9.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000877%

Date of resolution: 10/09/2019

Body that resolved on the increase: Board of Directors

Issue date: 09/30/2019

Total amount of the increase: R$ 1,139,854.12

Number of securities issued: 95,210

Issue price: R$ 11.97200 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001970%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/19/2019

Total amount of the increase: R$ 713,396.52

Number of securities issued: 61,875

Issue price: R$ 11.52964 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001234%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/21/2019

Total amount of the increase: R$ 1,204,176.60

Number of securities issued: 89,730

Issue price: R$ 13.42000 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.002083%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/23/2019

Total amount of the increase: R$ 367,802.55

Number of securities issued: 68,625

Issue price: R$ 5.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000636%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/23/2019

Total amount of the increase: R$ 574,492.60

Number of securities issued: 49,060

Issue price: R$ 11.71000 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000994%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/23/2019

Total amount of the increase: R$ 193,876.68

Number of securities issued: 53,350

Issue price: R$ 3.63405 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000335%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/26/2019

Total amount of the increase: R$ 441,363.06

Number of securities issued: 82,350

Issue price: R$ 5.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000763%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/27/2019

Total amount of the increase: R$ 766,020.83

Number of securities issued: 142,925

Issue price: R$ 5.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001325%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/27/2019

Total amount of the increase: R$ 773,818.56

Number of securities issued: 111,200

Issue price: R$ 6.95880 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001338%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/27/2019

Total amount of the increase: R$ 705,011.87

Number of securities issued: 75,325

Issue price: R$ 9.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001219%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/27/2019

Total amount of the increase: R$ 1,196,469.25

Number of securities issued: 102,175

Issue price: R$ 11.71000 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.002069%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/27/2019

Total amount of the increase: R$ 995,291.45

Number of securities issued: 84,995

Issue price: R$ 11.71000 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001721%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/27/2019

Total amount of the increase: R$ 759,862.84

Number of securities issued: 63,470

Issue price: R$ 11.97200 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001314%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/27/2019

Total amount of the increase: R$ 27,858.34

Number of securities issued: 63,825

Issue price: R$ 0.43648 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000048%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/28/2019

Total amount of the increase: R$ 509,001.78

Number of securities issued: 58,345

Issue price: R$ 8.72400 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000880%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/28/2019

Total amount of the increase: R$ 22,862,256.22

Number of securities issued: 1,921,600

Issue price: R$ 11.89751 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.039540%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/30/2019

Total amount of the increase: R$ 19,358,380.80

Number of securities issued: 977,696

Issue price: R$ 19.80000 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.033467%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/30/2019

Total amount of the increase: R$ 49,910.69

Number of securities issued: 22,075

Issue price: R$ 2.26096 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000086%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 09/12/2019

Total amount of the increase: R$ 400,713.40

Number of securities issued: 23,300

Issue price: R$ 17.19800 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000693%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 09/12/2019

Total amount of the increase: R$ 339,821.12

Number of securities issued: 19,352

Issue price: R$ 17.56000 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000587%

Date of resolution: 09/18/2019

Body that resolved on the increase: Board of Directors

Issue date: 09/12/2019

Total amount of the increase: R$ 40,584.23

Number of securities issued: 17,950

Issue price: R$ 2.26096 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000070%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/25/2019

Total amount of the increase: R$ 693,737.24

Number of securities issued: 64,025

Issue price: R$ 10.83541 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001200%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/25/2019

Total amount of the increase: R$ 340,839.72

Number of securities issued: 150,750

Issue price: R$ 2.26096 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000590%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/25/2019

Total amount of the increase: R$ 620,307.49

Number of securities issued: 66,275

Issue price: R$ 9.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001073%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/25/2019

Total amount of the increase: R$ 547,120.40

Number of securities issued: 45,700

Issue price: R$ 11.97200 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000947%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/25/2019

Total amount of the increase: R$ 283,172.56

Number of securities issued: 16,126

Issue price: R$ 17.56000 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000490%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/26/2019

Total amount of the increase: R$ 104,004.16

Number of securities issued: 46,000

Issue price: R$ 2.26096 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000180%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/26/2019

Total amount of the increase: R$ 807,075.16

Number of securities issued: 45,961

Issue price: R$ 17.56000 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001396%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/29/2019

Total amount of the increase: R$ 49,529.57

Number of securities issued: 113,475

Issue price: R$ 0.43648 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000086%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/29/2019

Total amount of the increase: R$ 671,503.91

Number of securities issued: 61,875

Issue price: R$ 10.85259 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001162%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/29/2019

Total amount of the increase: R$ 303,909.22

Number of securities issued: 25,385

Issue price: R$ 11.97200 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000526%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/29/2019

Total amount of the increase: R$ 333,899.17

Number of securities issued: 19,415

Issue price: R$ 17.19800 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000578%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/29/2019

Total amount of the increase: R$ 707,948.96

Number of securities issued: 40,316

Issue price: R$ 17.56000 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001225%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/29/2019

Total amount of the increase: R$ 1,143,449.00

Number of securities issued: 68,470

Issue price: R$ 16.70000 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001978%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/30/2019

Total amount of the increase: R$ 159,792.31

Number of securities issued: 10,975

Issue price: R$ 14.55966 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000276%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 07/31/2019

Total amount of the increase: R$ 303,909.22

Number of securities issued: 25,385

Issue price: R$ 11.97200 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000526%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/02/2019

Total amount of the increase: R$ 26,079.68

Number of securities issued: 59.750

Issue price: R$ 0.43648 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000045%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/02/2019

Total amount of the increase: R$ 338,349.54

Number of securities issued: 36,150

Issue price: R$ 9.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000585%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/02/2019

Total amount of the increase: R$ 851,029.62

Number of securities issued: 71,085

Issue price: R$ 11.97200 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001472%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/04/2019

Total amount of the increase: R$ 49,584.13

Number of securities issued: 113,600

Issue price: R$ 0.43648 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000086%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/06/2019

Total amount of the increase: R$ 59,906.88

Number of securities issued: 137,250

Issue price: R$ 0.43648 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000104%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/06/2019

Total amount of the increase: R$ 105,134.64

Number of securities issued: 46,500

Issue price: R$ 2.26096 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000182%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/06/2019

Total amount of the increase: R$ 281,957.95

Number of securities issued: 30,125

Issue price: R$ 9.35960 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000488%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/14/2019

Total amount of the increase: R$ 893,125.15

Number of securities issued: 77,850

Issue price: R$ 11.47238 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001545%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/14/2019

Total amount of the increase: R$ 13,028.93

Number of securities issued: 29,850

Issue price: R$ 0.43648 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000023%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/14/2019

Total amount of the increase: R$ 64,946.08

Number of securities issued: 28,725

Issue price: R$2.26096 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000112%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/16/2019

Total amount of the increase: R$ 79,537.57

Number of securities issued: 182.225

Issue price: R$ 0.43648 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000138%

Date of resolution: 08/22/2019

Body that resolved on the increase: Board of Directors

Issue date: 08/16/2019

Total amount of the increase: R$ 677,061.34

Number of securities issued: 59,225

Issue price: R$ 11.43202 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.001171%

Date of resolution: 06/19/2019

Body that resolved on the increase: Board of Directors

Issue date: 05/20/2019

Total amount of the increase: R$ 90,028.59

Number of securities issued: 25,075

Issue price: R$ 3.59037 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.00016%

Date of resolution: 06/19/2019

Body that resolved on the increase: Board of Directors

Issue date: 05/24/2019

Total amount of the increase: R$ 72,802.91

Number of securities issued: 32,200

Issue price: R$ 2.26096 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.00013%

Date of resolution: 06/19/2019

Body that resolved on the increase: Board of Directors

Issue date: 05/30/2019

Total amount of the increase: R$ 281,957.95

Number of securities issued: 30,125

Issue price: R$ 9.3596 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.00049%

Date of resolution: 06/19/2019

Body that resolved on the increase: Board of Directors

Issue date: 06/04/2019

Total amount of the increase: R$ 303,378.48

Number of securities issued: 39,475

Issue price: R$ 7.68533 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.00052%

Date of resolution: 06/19/2019

Body that resolved on the increase: Board of Directors

Issue date: 06/07/2019

Total amount of the increase: R$ 183,055.92

Number of securities issued: 53,350

Issue price: R$ 3.43123 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.00032%

Date of resolution: 06/19/2019

Body that resolved on the increase: Board of Directors

Issue date: 06/11/2019

Total amount of the increase: R$ 283,172.56

Number of securities issued: 16,126

Issue price: R$ 17.56 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.00049%

Date of resolution: 06/19/2019

Body that resolved on the increase: Board of Directors

Issue date: 06/12/2019

Total amount of the increase: R$ 152,073.61

Number of securities issued: 44,475

Issue price: R$ 3.41931 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.00026%

Date of resolution: 05/02/2019

Body that resolved on the increase: Board of Directors

Issue date: 04/03/2019

Total amount of the increase: R$ 119,115.39

Number of securities issued: 272,900

Issue price: R$ 0.43648 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000206%

Date of resolution: 05/02/2019

Body that resolved on the increase: Board of Directors

Issue date: 04/03/2019

Total amount of the increase: R$ 332,643.74

Number of securities issued: 147,125

Issue price: R$ 2.26096 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000576%

Date of resolution: 05/02/2019

Body that resolved on the increase: Board of Directors

Issue date: 04/15/2019

Total amount of the increase: R$ 333,899.17

Number of securities issued: 19,415

Issue price: R$ 17.198 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000578%

Date of resolution: 03/25/2019

Body that resolved on the increase: Board of Directors

Issue date: 03/25/2019

Total amount of the increase: R$9,599,613.21

Number of securities issued: 570,387

Issue price: R$16.83 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.016634%

Date of resolution: 03/25/2019

Body that resolved on the increase: Board of Directors

Issue date: 03/25/2019

Total amount of the increase: R$79,042,714.22

Number of securities issued: 4,124,599

Issue price: R$19.163733061 per share

Payment conditions: capitalization of amount of the Share-Based Payment Reserve.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.136942%

Date of resolution: 03/26/2018

Body that resolved on the increase: Board of Directors

Issue date: 03/26/2018

Total amount of the increase: R$26,673,661.96

Number of securities issued: 1,193,969

Issue price: R$22.3403304128248 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.046297%

Date of resolution: 03/26/2018

Body that resolved on the increase: Board of Directors

Issue date: 03/26/2018

Total amount of the increase: R$69,388,405.48

Number of securities issued: 3,337,923

Issue price: R$20.787898786731 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.120381%

17.3 – Information on share splits, groupings and bonuses

Not applicable, since there were no share splits, groupings and bonuses in the last three fiscal years.

17.4 - Decrease in capital stock

Not applicable, since the Company did not record any capital decrease in the last three fiscal years.

17.5 – Other material information

 Not applicable, since all relevant information has been presented in the previous items.

18.1 – Share Rights

Type of shares or CDA	Common Shares
Right to dividends

Pursuant to Law No. 6404/76, holders of the Company’s shares are entitled to receive dividends or other distributions related to said shares in proportion to their interest.

The Company’s Bylaws establish that a minimum of 40% of adjusted net income should distributed to the shareholders on a yearly basis as mandatory dividends, in accordance with article 202 of Law 6404/76.

Voting rights	Full
Convertibility	No
Capital reimbursement rights

Yes

If the Company goes into liquidation, shareholders shall be reimbursed in proportion to their equity interest, after the payment of all Company liabilities.

Shareholders who do not agree with certain resolutions adopted by the annual shareholders’ meeting may withdraw from the Company, in accordance with Law No. 6404/76. For purposes of reimbursement, the value of the shares will be determined based on the value of shareholders’ equity recorded in the last balance sheet approved by the annual shareholders' meeting, except for their right to request preparation of a special balance sheet.

Tag along

As provided for in Law No. 6404/76, in case of direct or indirect disposal of the Company’s control, the buyer must hold a public offering for acquisition of shares with voting rights owned by the other shareholders, and ensure them a minimum price equal to 80% of the amount paid per share with voting rights held by the controlling shareholders.

Circulation restrictions

The Manual on Disclosure and Use of Information and the Policy on the Trading of Securities Issued by Ambev S.A., approved by the Board of Directors, contain restrictions on the trading of securities issued by the Company by the persons and as described therein.

For further information on the Company’s Manual on Disclosure and Use of Information and the Policy on the Trading of Securities Issued by Ambev S.A., the persons connected to it, and its main provisions, see section 20 of this Reference Form.

Conditions for changing the rights guaranteed by the securities

According to Law No. 6404/76, neither the Company’ Bylaws, nor the resolutions adopted by the annual shareholders meeting can deprive the shareholders of the following rights: (i) share in profits; (ii) share in the distribution of any assets in case of liquidation; (iii) supervise the Company’s management, in accordance with Law 6404/76; (iv) exercise preemptive rights on the subscription of shares, convertible debentures, and warrants, as provided for in Law 6404/76; and (v) withdraw from the Company in the situations provided for in Law 6404/76.

Possibility of redemption of shares	This is not applicable, as there are no situations of redemption of shares issued by the Company other than those provided for in the law.
Other material characteristics	-

18.2 - Description of any statutory rules limiting the voting rights of significant shareholders or requiring them to hold a public offering

The Company’s Bylaws do not establish any specific rule limiting the voting rights of significant shareholders or requiring them to hold a public offering.

18.3 - Description of exceptions and suspensive clauses relating to equity or political rights set forth in the by-laws

This is not applicable, as there are no exceptions and suspensive clauses relating to equity or political rights set forth in the Company’s Bylaws.

18.4 - Trading volume and highest and lowest price quotes of securities traded

Quarter	Security	Type/Class	Market	Administrative Body	Financial volume traded (in reais)	Highest quote (in reais)	Lowest quote (in reais)	Daily average of quotes (in reais)	Quote factor
03/31/2017	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	9,384,994,710	17.13	14.84	15.95	R$ per Unit
06/30/2017	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	13,352,480,957	18.36	16.03	17.03	R$ per Unit
09/30/2017	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	10,936,104,972	20.17	16.47	18.43	R$ per Unit
12/31/2017	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	12,987,167,012	21.10	18.46	19.50	R$ per Unit
03/31/2018	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	15,427,341,408	23.04	19.97	21.25	R$ per Unit
06/30/2018	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	17,796,153,958	23.25	16.99	19.37	R$ per Unit
09/30/2018	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	13,715,512,901	19.38	17.00	17.98	R$ per Unit
12/31/2018	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	16,978,714,036	17.95	13.88	15.60	R$ per Unit
03/31/2019	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	22,900,512,017	18.56	15.01	17.01	R$ per Unit
06/30/2019	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	19,180,592,993	18.10	15.93	17.05	R$ per Unit
09/30/2019	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	24,217,617,151	20.24	17.24	18.66	R$ per Unit
12/31/2019	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	17,375,414,724	19.36	16.74	17.90	R$ per Unit

* Historical price adjusted to reflect payments of interest on shareholders’ equity and dividend distributions.

18.5 – Description of other securities issued in Brazil, rather than shares, which are not overdue or redeemed.

a. security identification	First (1st) issue of unsecured non-convertible debentures, in a single series, of Ambev S.A. (“Issuer”).
b. quantity	One thousand (1,000) debentures
c. global par value	Total issue amount: One billion reais (R$1,000,000,000.00) on the Issue Date.
d. Issue date	October 30, 2015
e. debt balance outstanding on the closing date of the last fiscal year	R$1,022,239,708.99
f. circulation restrictions

The debentures should only be traded among qualified investors, as defined in article 9-B of CVM Instruction No. 539, after ninety (90) days as from the date of subscription or acquisition by Professional Investors, in accordance with articles 13 and 15 of CVM Instruction No. 476, and the Issuer must comply with article 17 of said instruction, while the trading of Debentures should always comply with applicable legal and regulatory provisions.

g. Convertibility into shares, or granting of rights to subscribe or purchase issuer’s shares giving: (i) the conditions; and (ii) the effects on capital stock	N/A
h. possibility of redemption, giving (i) redemption circumstances; and (ii) calculation of redemption amount

The Issuer may, at its own discretion and at any time, and as long as legally allowed, hold an offering for early redemption, in whole or in part, with subsequent cancellation of such Debentures, and addressed to all debenture holders, with no distinction and ensuring equal conditions to all debenture holders, for them to accept the early redemption of the Debentures they hold, pursuant to the terms and conditions set forth in section 6.16 of the Deed of Issue (“Early Redemption Offering”). The amount to be paid for each Debenture indicated by their respective holders in response to the Early Redemption Offering will be equivalent to the outstanding balance of the Par Value per Unit, plus (a) earnings, calculated on a pro rata temporis basis, as from the Date of the First Payment or the immediately preceding Date of Payment of Earnings, as the case may be, until the effective payment date; and (b) as the case may be, an early redemption premium offered to debenture holders, at the sole discretion of the Issuer.

debt securities	Maturity October 30, 2021

Earnings

Debentures will be entitled to compound interest on the Par Value per Unit equivalent to fourteen point four hundred seventy-six thousandths percent (14.476%) per annum, based on two hundred and fifty-two (252) Business Days, calculated pro rata temporis, in accordance with the formula defined in section 6.12 of the Deed of Issue (“Earnings”). Should the Debentures rating change, the Interest Rate, as provided for in the Earnings formula, will also be increased or reduced, in accordance with the rating provided for in the most recent risk ratings report, as indicated in the table included in section 6.12.4 of the Deed of Issue, as from the first day of the Capitalization Period subsequent to the Capitalization Period in which the change occurred, and amendment to the Deed of Issue will not be required.

j. Conditions for changing the rights guaranteed by the securities

The resolutions below regarding the characteristics of the Debentures that may be proposed exclusively by the Issuer will depend on the approval by Debenture Holders representing ninety percent (90%) of the Debentures outstanding plus one debenture, whether on first call for the Annual Debenture Holders’ Meeting, or any subsequent meeting: the provisions set forth in section 9.13 of the Deed of Issue; (ii) any of the quorums provided for in the Deed of Issue; (iii) the Earnings on the Debentures; (iv) any payment dates of any amounts provided for in the Deed of Issue; (v) the maturity of Debentures; (vi) the type of Debentures; (vii) the creation of a renegotiation event; (viii) amounts and dates of repayment of the principal of Debentures; (ix) change in any Early Maturity Event provided for in section 6.18 of the Deed of Issue, and (x) change in the additional obligations of the Issuer provided for in Section Seven.

The resolutions regarding the permanent or temporary waiver of Early Maturity Events will depend on the approval by Debenture Holders representing (i) ninety percent (90%) of the Debentures outstanding, plus one debenture, whether on first call for the Annual Debenture Holders’ Meeting, or any subsequent meeting related to Automatic Maturity Events; (ii) ninety percent (90%) of the Debentures outstanding, plus one debenture, whether on first call for the Annual Debenture Holders’ Meeting, or any subsequent meeting related to Non Automatic Maturity Events (a), (b), (e), (f) and (h); and (iii) two thirds (2/3) of the Debentures outstanding, whether on first call for the Annual Debenture Holders' Meeting, or any subsequent meeting related to Non Automatic Maturity Events (c), (d) and (g).

k. Other material characteristics

The Issue complied with article 1 of Law 12431 of June 24, 2011, as amended. In case the Debentures no longer satisfy certain characteristics set forth in Law 12431, there is no assurance that they will continue to receive the special tax treatment provided for in said law. For further information, see section 18.10 of this reference form and the Deed of Issue of Debentures, as amended (“Deed of Issue”), available on the CVM website. The terms in capital letters used in this table 18.5 and not defined herein will have the meaning attributed to them in the Deed of Issue.

a. security identification	First (1st) issue of commercial promissory notes, in a single series, of Ambev S.A. (“Issuer”).
b. quantity	Seventeen (17) promissory notes
c. global par value	Total issue amount: eight hundred and fifty million reais (R$ 850,000,000.00) on the Issue Date (as defined below).
d. Issue date	April 14, 2020 (Issue Date)
e. debt balance outstanding on the closing date of the last fiscal year	N/A
f. circulation restrictions

The Promissory Notes are offered exclusively to up to 75 professional investors, as defined in article 9-A of CVM Instruction No. 539 (“Professional Investors”), and may be subscribed and paid up by up to 50 Professional Investors. The Promissory Notes may only be traded on the regulated securities markets after 90 days as from the date of each subscription/acquisition of each Promissory Note by the Professional Investors, in accordance with articles 13 and 15 of CVM Instruction No. 476, and the Issuer must comply with article 17 of said instruction, except in the case of the Promissory Notes lot subject to the exercise of the firm guarantee by the lead coordinator of the issue (“Lead Coordinator”), and, in the subsequent negotiation, it shall be observed: (i) by the acquirer, the aforementioned 90-day trading restriction, counting as from the exercise of such firm guarantee; and (ii) the limits and conditions set forth in articles 2 and 3 of CVM Instruction No. 476 and other applicable legal and regulatory provisions.

g. Convertibility into shares, or granting of rights to subscribe or purchase issuer’s shares giving: (i) the conditions; and (ii) the effects on capital stock	N/A
h. possibility of redemption, giving (i) redemption circumstances; and (ii) calculation of redemption amount

The Issuer may, at its own discretion and at any time, and as long as legally allowed, hold an offering for early redemption, in whole or in part, with subsequent cancellation of the Promissory Notes that are effectively redeemed (“Early Redemption Offering”), which shall be addressed to all promissory note holders, with no distinction and ensuring equal conditions to all promissory note holders, for them to accept the early redemption of the Promissory Notes they hold, pursuant to the terms and conditions described in the instrument accompanying each Promissory Note (“Instrument”). The amount to be paid for each Promissory Note indicated by their respective holders in response to the Early Redemption Offering will be equivalent to the Par Value per Unit, plus (a) Earnings (defined below), calculated on a pro rata temporis basis, as from the Issue Date until the effective payment date; and (b) as the case may be, the percentage of the early redemption premium offered to the holders, which may not be negative.

i. debt securities	Maturity: April 14, 2021 (“Maturity Date”)

Earnings: The Promissory Notes will be entitled to compound interest on the Par Value per Unit corresponding to the cumulative variation of 100% of the daily average rates of the DI - One-day interbank deposits, “over extra grupo”, expressed as a percentage per year, based on 252 business days, calculated and published daily by B3 S.A. – Brasil, Bolsa, Balcão, in the daily bulletin available on its website (www.b3.com.br) (“DI Rate”), exponentially increased by spread equivalent to 2.60% per year, based on 252 business days (“Spread” and, jointly with the DI Rate, “Earnings”), calculated on a exponentially and cumulatively pro rata temporis basis by business days elapsed, as from the Issue Date until the effective payment date, considering, for this purpose, the criteria established in the “Commercial Note Formula Booklet-CETIP21” made available for consultation on its website (www.b3.com.br), assessed according to the formula set forth in the Instrument.

For more information, see item 18.12 of this Reference Form.

j. Conditions for changing the rights guaranteed by the securities

The resolutions below regarding the characteristics of the Promissory Notes that may be proposed by the Issuer will depend on the approval by promissory note holders representing at least seventy-five percent (75%) of the Promissory Notes Outstanding (as defined below), whether on first call for the General Meeting or any subsequent meeting: (i) change in the Earnings or any payment date of the Par Value per Unit or the Earnings of the Promissory Notes; (ii) change in the Maturity Date; (iii) change in the wording of the Early Maturity Events (as described in item 18.12 of this Reference Form); (iv) change in the resolution quorums in general meetings of the holders of Promissory Notes; and (v) change in the terms and conditions of the Optional Early Redemption and/or Early Redemption Offering set forth in the Instrument.

Requests for prior approval, resignation or temporary forgiveness of the Early Maturity Events and other obligations set forth in the Instrument will depend on the approval of at least the majority of the Promissory Notes Outstanding on any meeting.

“Promissory Notes Outstanding” are all Promissory Notes subscribed, paid up and not redeemed, excluding those held by (i) companies of the same economic group, controlling shareholders and/or administrators of the Issuer (including officers, board and fiscal council members); and (ii) officer, director, spouse, partner or relative up to the 3rd degree of any of the persons mentioned in item (i).

k. Other material characteristics

The issue was carried out for public distribution with restricted placement efforts, with a par value per unit of fifty million reais (R$ 50,000,000.00) (“Par Value per Unit”).

The Promissory Notes are not subject to optional early redemption by the Issuer.

18.5-A – Number of holders of each security type set forth in item 18.5, as ascertained in the end of the previous year, namely:

On December 31, 2019, there were 37 institutional investors and 1 entity holding debentures issued by the Company.

18.6 - Brazilian markets where the securities are traded

Common shares issued by the Company have been admitted for trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) under code ABEV3 since November 11, 2013.

The debentures of the first (1st) issue of the Company are traded on the CETIP 21 - Títulos e Valores Mobiliários module, which has been managed and operated by CETIP S.A. – Mercados Organizados since November 4, 2015 (“CETIP21”).

The promissory notes of the first (1st) issue of the Company are deposited for distribution in the primary market exclusively through the MDA - Asset Distribution Module, managed and operated by B3, and for trading in the secondary market in CETIP21 module.

18.7 - Information on the class and type of security traded on foreign markets

The Company sponsors the American Depositary Receipts Level 2 Program (“ADRs Program”) approved by CVM pursuant to CVM/SRE/GER-2 Official Letter No. 450/2013, of October 31, 2013.

The subject matter of the ADRs Program are deposit certificates representing common, registered, book-entry shares with no par value issued by the Company (“ADRs”). Each ADR represents 1 common share issued by the Company.

ADRs are registered with the entity that regulates the US capital market, that is, the Securities and Exchange Commission (SEC), and they are traded on the New York Stock Exchange – NYSE.

The information below refers to the Company’s ADRs Program:

a.                   Country

United States

b.                   Market

Secondary

c.                   Entity that manages the market where the securities are traded

New York Stock Exchange – NYSE

d.                   Date admitted for trading

November 11, 2013

e.                   Give the trading segment, if any

American Depositary Receipts - ADR Level 2 Program. This is a program listed on a US exchange without the issue of new shares.

f.                    Commencement date of listing on the segment

November 11, 2013

g.                   Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last financial year

In regard to common shares, 43.5% were traded on the B3, while 56.5% were trade on the New York Stock Exchange – NYSE.

h.                   Proportion, if any, of certificates of deposit abroad in relation to each class and type of shares

1 ADR represents 1 common share issued by the Company.

i.                    Depositary bank, if any.

The Bank of New York Mellon

j.         Custodian, if any.

Banco Bradesco S.A.

18.8 - Material securities issued abroad

The Company has no material securities issued abroad.

18.9 – Public offerings for distribution undertaken by the issuer or by third parties, including parent companies, affiliates and subsidiaries, for securities of the issuer

In October 2015, the Company carried out the first (1st) issue of unsecured non-convertible debentures, in a single series, which were publicly distributed with restricted placement efforts, in accordance with CVM Instruction No. 476, as amended, in the amount of R$1 billion. The Issue was performed in accordance with article 1 of Law 12431 of June 24, 2011, as amended. For further information on said debentures, see item 18.5 above.

The Company carried out its first (1st) issue of commercial promissory notes, in a single series, in April 2020, which were publicly distributed, with restricted placement efforts, pursuant to CVM Instruction No. 476 and CVM Instruction No. 566, as amended, in the total amount of R$850 million reais. More information on such promissory notes in item 18.5 above.

18.10 – Public offerings for distribution of securities

a.            how the proceeds from the offering were used

First (1st) Issue of Debentures:

In October 2015, the Company carried out the first (1st) issue of unsecured non-convertible debentures, in a single series, which were publicly distributed with restricted placement efforts, in accordance with CVM Instruction No. 476, as amended, in the amount of R$1 billion. The Issue was performed in accordance with article 1 of Law 12431 of June 24, 2011, as amended (“Law 12431”).

Pursuant to the “Private Deed of the 1st Issue of Unsecured Non-convertible Debentures, Single Series, for Public Distribution with Restricted Placement Efforts of Ambev S.A.,” as amended (“Deed of Issue”), and article 1 of Law 12431, the net proceeds obtained by the Company from the issue will be exclusively allocated to investment projects (including reimbursements, pursuant to Law 12431) included in the scope of the Company’s investment plan (capex), as described in Exhibit I to the Deed of Issue.

First (1st) Issue of Commercial Promissory Notes:

The Company carried out its first (1st) issue of commercial promissory notes, in a single series, in April 2020, which were publicly distributed, with restricted placement efforts, pursuant to CVM Instruction No. 476 and CVM Instruction No. 566, as amended, in the total amount of R$850 million reais. Under the terms of each of the Commercial Promissory Notes and their respective instruments, the funds raised with the respective offering will be fully used by the Company to finance its working capital.

b.            if there were any material differences between the actual use of the proceeds and the proposed use of the proceeds reported in the applicable offering circulars

Not applicable.

c.             in the event a difference has occurred, the reasons for it

Not applicable.

18.11 - Description of public offerings for acquisition held by the issuer in respect of shares issued by third parties

Not applicable, since there were no public offerings for acquisition held by the issuer in respect of shares issued by third parties in the last three fiscal years.

18.12 – Other material information

Additional information regarding the first (1st) issue of unsecured non-convertible debentures, in a single series, of Ambev S.A. (table 18.5 above)

In the occurrence of the events below, the Trustee should take action according to the terms indicated in the Deed of Issue.

Automatic Early Maturity Events:

a)                  default of the Issuer, regarding monetary obligations due to Debenture Holders pursuant to the Deed of Issue, on the relevant date of payment, and not remedied within two (2) Business Days as from the date of the default;

b)                  assignment, promise to assign, or any form of transfer, or promise to transfer to third parties, in whole or in part, by the Issuer, of the obligations provided for in the Deed of Issue, except when previously authorized by Debenture Holders, in the Annual Debenture Holders' Meeting (as defined below), representing ninety percent (90%) of the Debentures Outstanding (as defined below) plus one Debenture;

c)                   liquidation, dissolution or winding up of the Issuer, except when the liquidation, dissolution or winding up results from corporate transactions other than Non Automatic Early Maturity Events, as provided for in the Deed of Issue;

d)                  (i) adjudication of bankruptcy of the Issuer and/or any Material Subsidiary; (ii) voluntary bankruptcy requested by the Issuer and/or any Material Subsidiary; (iii) request for bankruptcy by the Issuer and/or any Material Subsidiary, made by third parties, not suppressed in the legal term; or (iv) filing for judicial reorganization or extrajudicial reorganization of the Issuer and/or any Material Subsidiary, regardless of approval; and

e)                   change in the corporate classification of the Issuer, so that it ceases to be a publicly-held company, pursuant to article 220 of Law No. 6404/76.

Non Automatic Early Maturity Events:

a)                  default of the Issuer, regarding the non-monetary obligations provided for in the Deed of Issue, and not remedied within sixty (60) days as of the date on which the Issuer has become aware of the default. This term is not applicable to obligations for which a specific remediation term has been specified, or to other Early Maturity Events;

b)                  default or default event by the Issuer or any Material Subsidiary not remedied within the relevant remediation term, as applicable, regarding any contracts, instruments or documents that may evidence Indebtedness (as defined below) in an amount equal to or greater than One hundred, fifty million US dollars (USD 150,000,000.00) or the equivalent amount in other currencies, to the extent that such default or default event may result in the early maturity of said Indebtedness;

c)                   decrease in the Issuer’s capital, except when (i) previously authorized by the Debenture Holders, during the Annual Debenture Holders Meeting (as defined below), representing at least the majority of Debentures Outstanding (as defined below), as provided for in article 174, paragraph 3, of the Law No. 6404/76, or (ii) the capital decrease being carried out with the purpose of lessening the losses accrued;

d)                  change in the corporate purpose of the Issuer, as provided for in the Bylaws in force on the Issue Date, in such a way that, as a result of the change, the Issue is unable to develop Investment Projects;

e)                   evidence that the representations made by the Issuer in the Deed of Issue are false or incorrect in any material aspects;

f)                   lack of compliance, by the Issuer, with the obligations arising from final and non appealable court decisions and/or final and  non appealable arbitration awards against the Issuer, that may have a Material Adverse Effect (as defined below), except when said obligation is secured by sufficient assets of the Issuer, surety bonds or letters of guarantee, as long as said collaterals are accepted by the relevant courts, or in the scope of the arbitration proceeding; or

g)                  spin-off, merger, consolidation (only when the Issuer is merged into another company) or merger of shares (only when the Issuer’s stock is merged into another company’s), as long as the transaction may result in the lowering by two notches or more of the risk rating of the Debentures, taking into account the last report released by the Risk Ratings Agency, pursuant to the Deed of Issue, except: (i) if previously authorized by the Debenture Holders, in the Annual Debenture Holders Meeting, representing two thirds (2/3) of the Debentures Outstanding; or (ii) if Debenture Holders wishing to do so are assured, during a minimum term of six (6) months as from the date of publication of the minutes of the corporate acts regarding the transaction, the redemption of the Debentures held by them, upon the payment of the Par Value per Unit, or the balance thereof, plus Earnings applicable, calculated pro rata temporis as from the Date of the First Payment or the Date of Payment of the Earnings immediately preceding, as the case may be, until the date of payment; or (iii) if, regarding spin-off, merger or consolidation (including merger of shares), the company that receives the shares (in case of spin-off), the successor (in case of merger or consolidation), or the company into which the shares are merged(in case of merger of shares) is a direct or indirect subsidiary of a company that belongs to the economic group of the Issuer; and

h)                  cancellation of the registration of the Debentures with CETIP, and non-obtainment, within thirty (30) days, of a new registration with other market entities that may provide custody and trading services regarding the Debentures.

Collateral

Debentures are not secured by collateral.

Restrictions imposed on the Issuer regarding (i) the distribution of dividends; (ii) the disposal of certain assets; (iii) the contracting of new debts; and (iv) the performance of corporate transactions involving the issuer, the controlling shareholders or the subsidiaries.

There are no other restrictions imposed on the Company pursuant to the Deed of Issue regarding such issues, without prejudice of the aforementioned Automatic and Non Automatic Early Maturity Events.

Trustee

Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Core activities of the Trustee

In addition to other duties and attributions provided for in the law, in CVM rulings, or in the Deed of Issue, the Trustee’s core activities include:

(a)                 protecting the rights and interests of the Debenture Holders, using, in the exercise of their duties, the care and diligence required from all active and honest persons in the management of their own property;

(b)                 waiving their functions in case of conflicts of interest or ineptitude;

(c)                  safeguarding all books, correspondence and other documents relating to the exercise of their functions;

(d)                 checking, upon the acceptance of their duties, the truthfulness of information contained in the Deed of Issue, working on the remediation of any omissions, failures or errors they may be aware of;

(e)                  monitoring compliance with the frequency of provision of mandatory information, warning the Debenture Holders about any omissions or untruthfulness of such information;

(f)                  calling, pursuant to the Deed of Issue, the Annual Debenture Holders Meeting, by publishing a notice at least three (3) times in the press media in which the Issuer usually publishes its information, at the Issuer’s expense;

(g)                 attending the Annual Debenture Holders Meeting to provide the information requested;

(h)                 preparing annual reports addressed to the Debenture Holders, pursuant to line (b) of paragraph 1 of article 68 of the Law No. 6404/76, regarding the Issuer's fiscal years, pursuant to applicable legislation;

(i)                   making available to the Debenture Holders the report mentioned in the above item within no more than four (4) days as from the end of the fiscal year of the Issuer;

(j)                   updating the list of Debenture Holders and their addresses, also by requesting information to the Issuer, the Settlement Bank, the Bookkeeper and the CETIP;

(k)                 supervising compliance with clauses included in the Deed of Issue and all those imposing affirmative and negative covenants.

(l)                   sending an individual notice to all Debenture Holders, no later than two (2) Business Days after the Trustee has been informed about the event, about the Issuer’s non-compliance with any obligations undertaken in the Deed of Issue, informing the place where the interested persons may get further information, and sending a communication with the same content to CVM and CETIP; and

(m)               issuing an opinion about the sufficiency of information in the proposals to change the conditions of the Debentures.

Trustee Compensation

Four-monthly installments paid in arrears, in the amount of three thousand, five hundred reais (R$3,500.00), due until the full settlement of the Debentures. Such amount is to be updated from the date of issue by the Extended Consumer Price Index - IPCA (“IPCA”).

Additional information on the 1st Issue of Commercial Promissory Notes by Ambev S.A. (chart 18.5 above)

In case of any of the events listed below, the Trustee shall proceed under the terms indicated in the Instruments.

Automatic Early Maturity Events:

a)       non-compliance by the Issuer of any pecuniary obligation due to the holders of the Promissory Notes (“Holders”) on the respective payment date set forth in the Instruments, not remedied within up to two (2) Business Days counting as from the date of the respective default;

b)       liquidation, dissolution or extinction of the Issuer;

c)       (a) request for voluntary bankruptcy by the Issuer and/or any Issuer’s Relevant Subsidiaries and/or request for bankruptcy of the Issuer and/or any Issuer’s Relevant Subsidiaries made by third parties not resolved within the legal term; (b) adjudication of bankruptcy by the Issuer and/or any Issuer’s Relevant Subsidiaries irreversibly; (c) request for judicial reorganization, regardless of the granting of its processing or granting by the court of competent jurisdiction, or extrajudicial reorganization by the Issuer and/or any of Issuer’s Relevant Subsidiaries, regardless of the judicial ratification of the recovery plan. “Relevant Subsidiary” means any company Controlled directly or indirectly by the Issuer that represents five percent (5%) or more of Issuer’s consolidated EBITDA (as defined below);

d)       transformation of Issuer’s corporate type, pursuant to articles 220 to 222 of the Brazilian Corporation Law;

e)       statement of early maturity, as from the Issue Date, of local or international debt instruments contracted in the financial and/or capital markets to which the Issuer and/or any of Issuer’s Relevant Subsidiaries are subject, in an individual or aggregate amount equal to or greater than whichever is less between (a) four hundred million reais (R$400,000,000.00); and (b) two percent (2%) of Issuer’s consolidated EBITDA. “Issuer’s consolidated EBITDA” means Issuer’s consolidated EBITDA calculated for the last twelve (12) months, as disclosed in the most recent Issuer’s consolidated financial statements available to the market;

f)        if the invalidity, nullity or unenforceability of the Instruments is verified, by means of a final and unappealable court decision; and

g)       transfer or any form of assignment or promise of assignment to third parties, in whole or in part, by the Issuer, of the obligations assumed in the Instruments.

Non-Automatic Early Maturity Events:

a)       non-compliance by the Issuer of any non-pecuniary obligation related to the Issue, except if the non-compliance is remedied (a) within twenty (20) Business Days counting as from Issuer’s knowledge of such non-compliance, or (b) within the specific remedy period, if any;

b)       default, as from the Issue Date, of any pecuniary obligation contained in local or international debt instruments contracted in the financial and/or capital markets, assumed by the Issuer or any of Issuer’s Relevant Subsidiaries not remedied within the remedy period set forth in such instrument, if any, or within two (2) Business Days counting as from such default for cases of financial instruments that do not establish a specific remedy period, in any case, in an individual or aggregate amount equal or greater than whichever is less between (a) four hundred million reais (R$400,000,000.00); and (b) two percent (2%) of Issuer’s consolidated EBITDA, unless the pecuniary default in question on the respective maturity date (a) relies on the express agreement of the creditor of the respective debt, liability or financial obligation; or (b) is supported by an effective judicial decision obtained by the Issuer and/or any of Issuer’s Relevant Subsidiaries, as the case may be;

c)       default by the Issuer and/or any of Issuer’s Relevant Subsidiaries, after the Issue Date, (1) of a judicial or administrative decision, whose effects have not been suspended within the legal or regulatory period, or (2) of a final arbitration award, in any case, which imposes on the Issuer and/or any of Issuer’s Relevant Subsidiaries an obligation to pay an individual or aggregate amount equal or greater than whichever is less between (a) four hundred million reais (R$400,000,000.00); and (b) two percent (2%) of Issuer’s consolidated EBITDA;

d)       total or partial suspension and/or stoppage and/or discontinuity of the activities performed by the Issuer and/or any of Issuer’s Relevant Subsidiaries as set forth in the respective business purposes that results in a material adverse effect on (a) the economic, financial or operational status of the Issuer; (b) the punctual compliance with the obligations assumed by the Issuer before the Holders, under the terms of the Instruments; and/or (c) its powers or legal and/or economic-financial capacity to fulfill any of its obligations under the terms of the Instruments (“Material Adverse Effect”);

e)       in the event that any of the provisions of the Instruments become unenforceable or invalid pursuant to the applicable legislation by means of a judicial decision, whose effects have not been suspended within the legal term;

f)        if any of the representations made by the Issuer within the scope of the Issue are misleading and/or false and/or untrue and/or incorrect and/or insufficient in a manner that causes a Material Adverse Effect;

g)       if there is a change in Issuer’s business purpose in order to substantially change its major activities;

h)       distribution by the Issuer of dividends, including dividends in advance and/or earnings in the form of interest on net equity, greater than the mandatory minimum, as set forth in article 202 of the Brazilian Corporation Law, if the Issuer is in default with any pecuniary obligation related to the Promissory Notes;

i)         if the Issuer has title(s) under its responsibility or co-obligation legitimately protested, whose sum totals an amount equal to or greater than three percent (3%) of Issuer’s consolidated EBITDA, unless within thirty (30) days counting as from such protest: (a) it is validly proven that the protest was carried out by mistake or bad faith by third parties, (b) the protest is canceled or a lawsuit is filed by the Issuer seeking the cancellation, (c) sufficient guarantees are provided to cover the debt in court, or even (d) the protest is suspended or a lawsuit is filed seeking the suspension of the protest;

j)        change and/or transfer of Issuer’s direct or indirect corporate Control ("Control" as defined in article 116 of the Brazilian Corporation Law), except (i) for changes in Issuer’s direct or indirect Control where Issuer’s direct or indirect Control remains with Anheuser-Busch Inbev N.V./S.A.; or (ii) if the Issuer cumulatively (1) becomes to have a pulverized shareholding structure and without a Controlling shareholder or defined Control block; (2) has its shares listed on the stock exchange, until the full discharge of the obligations set forth in this Instrument and (3) provided that Issuer’s local public rating is not lowered as a result of such change and/or transfer of Issuer’s corporate control in more than one (1) notch in relation to Issuer’s last local public rating available prior to the consummation of the change or transfer of Control;

k)       spin-off, merger or incorporation of the Issuer, unless it is assured to the Holders who so wish to redeem the Promissory Notes, for a minimum period of six (6) months counting as from the date of publication of the minutes of the general shareholders’ meetings related to the intended corporate operation;

l)         spin-off, merger or incorporation (including incorporation of shares pursuant to article 252 of the Brazilian Corporation Law) involving companies that are directly or indirectly controlled by the Issuer (“Issuer’s Economic Group”), except in the case of a spin-off, merger or incorporation (including incorporation of shares pursuant to article 252 of the Brazilian Corporation Law) carried out between the companies of Issuer’s Economic Group, provided that the Issuer remains as a parent company, directly or indirectly, of the respective merged company or company resulting from the merger or spin-off;

m)     voluntarily creation of collaterals or bonds (“Guarantees”), in favor of third parties, on assets, goods or rights owned or held by the Issuer, except for:

a.       Guarantees existing on the Issue Date;

b.       Renewals or extensions of instruments that have Guarantees existing on the Issue Date, so that the same Guarantees existing prior to the renewals or extensions are maintained, as the case may be;

c.        Guarantees of tax proceedings by the Issuer;

d.       Creation of new Guarantees on assets or rights that are already subject to Guarantees existing on the Issue Date;

e.        Guarantees on purchased goods and inputs, for the benefit of the financier of the acquisition of such goods or inputs or the seller or supplier of such goods or inputs, provided that the Guarantees will be created exclusively in relation to the purchased goods and/or inputs themselves; and

f.        Guarantees shared with the Holders, in proportion to the respective debit balances of the indebtedness;

n)       reduction of Issuer’s share capital, except if carried out to absorb losses, pursuant to article 173 of the Brazilian Corporation Law; and

o)       unless in the ordinary course of its business, in the event that the Issuer disposes of all or a significant part of its assets (including, but not limited to, equity interests), by any means, free of charge or not, whose amount involved is equal to or greater than whichever is less between (a) four hundred million reais (R$400,000,000.00); and (b) two percent (2%) of Issuer’s consolidated EBITDA.

Guarantees

The Promissory Notes do not have any guarantees, whether collaterals or bonds. The holders of the Promissory Notes are considered unsecured creditors.

Restrictions imposed on the issuer in relation to the (i) distribution of dividends; (ii) disposal of certain assets; (iii) contracting of new debts; and (iv) conduction of corporate transactions involving the issuer, its controlling companies or subsidiaries.

There are no additional restrictions in the Instruments imposed on the Company with respect to such points, without prejudice to the Automatic and Non-Automatic Early Maturity Events described above.

Trustee

Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Trustee’s Main Activities

In addition to other duties and attributions provided for by law, in a CVM normative act or in the Instruments, Trustee’s duties and attributions are:

(a)     to protect the rights and interests of the Holders, employing, in the exercise of its duties, the care and diligence which every active and virtuous person usually employs in the management of his/her own assets;

(b)     to resign from the function, in the event of a conflict of interest or any other type of disqualification and immediately call the meeting set forth above to resolve on its replacement;

(c)     to store carefully all documentation related to the exercise of its duties;

(d)     to verify, at the time of accepting the duty, the consistency of the information contained in the Promissory Notes, endeavoring to remedy the omissions, failures or defects of which it is aware;

(e)     to monitor Issuer’s provision of periodic information, alerting the Holders, in the annual report, of any inconsistencies or omissions of which it is aware;

(f)      to give an opinion on the sufficiency of the information provided in the proposed changes to the conditions of the Promissory Notes, if applicable;

(g)     to request, when deemed necessary for the faithful performance of is duties, updated certificates from civil distributors, Tax Courts, Protest Offices, Labor Courts, Office of the General Counsel for the Public Treasury of Issuer’s seat venue;

(h)     to request, when deemed necessary, an external due diligence at the Issuer, and such request shall be accompanied by a report that duly justifies the need for the such due diligence;

(i)       to call, when necessary, a Holders’ meeting;

(j)      to attend Holders’ meeting in order to provide the information requested; and

(k)     to prepare, within the legal term, an annual report for the Holders, pursuant to article 68, paragraph 1, item “(b)”, of the Brazilian Corporation Law, and article 15 of CVM Instruction No. 583.

Trustee’ Compensation

By way of compensation for the services provided by the Trustee, a single installment in the amount of six thousand reais (R$6,000.00) will be due pursuant to the Trustee Services Agreement entered by and between the Issuer and the Trustee.

19.1 - Information on the repurchase of shares by the issuer

In the last three fiscal years, the Company’s Board of Directors did not approve any share repurchase plan.

19.2 – In relation to the shares held in Treasury, give, in table form, and segregated by type, class and nature:

Fiscal Year: 01/01/2019 to 12/31/2019

Security: Share

Nature: Common

Initial Quantity	Quantity	1,028,303
Shares purchased	Quantity	5,823,194
	Weighted Average Price (R$)	18.52
Shares Sold	Quantity	3,229,590
	Weighted Average Price (R$)	18.78
Cancellations	Quantity	0.00
Final Quantity	Quantity	3,621,907
	Percentage against the outstanding securities of the same class and nature	0.0230%

Fiscal Year: 01/01/2018 to 12/31/2018

Security: Share

Nature: Common

Initial Quantity	Quantity	7,394,037
Shares purchased	Quantity	3,791,412
	Weighted Average Price (R$)	22.25
Shares Sold	Quantity	10,157,146
	Weighted Average Price (R$)	20.00
Cancellations	Quantity	0.00
Final Quantity	Quantity	1,028,303
	Percentage against the securities outstanding of the same class and nature	0.0065%

Fiscal Year: 01/01/2017 to 12/31/2017

Security: Share

Nature: Common

Initial Quantity	Quantity	16,512,491
Shares purchased	Quantity	7,830,472
	Weighted Average Price (R$)	18.12
Shares Sold	Quantity	16,948,926
	Weighted Average Price (R$)	18.58
Cancellations	Quantity	0
Final Quantity	Quantity	7,394,037
	Percentage against the securities outstanding of the same class and nature	0.0471%

19.3 – Other material information

On May 15, 2019, the Board of Directors approved the execution, by the Company or its subsidiaries, of new agreements for the exchange of results of future financial flows with financial settlement (called equity swap), without prejudice to the settlement, in the regulatory term, of the agreements for equity swap still in force. The settlement of the approved agreements for equity swap shall occur within a maximum period of 18 months from the said approval, and such agreements may involve exposure to up to 80 million common shares (of which part or all may be through ADRs), with a limit amount of up to R$1.5 billion.

On December 19, 2019, the Board of Directors approved the execution of new agreements for equity swap, without prejudice to settlement, within the regulatory term, of the agreements for equity swap still in force. The settlement of new agreements for equity swap approved shall occur within a maximum period of 18 months from the said approval, and such agreements may involve exposure to up to 80 million common shares (of which part or all may be through ADRs), with a limit amount of up to R$1.5 billion

On May 13, 2020, the Board of Directors approved the execution of new agreements for equity swap, without prejudice to settlement, within the regulatory term, of the agreements for equity swap still in force. The settlement of new agreements for equity swap approved shall occur within a maximum period of 18 months from the said approval, and such agreements may involve exposure to up to 65 million common shares (of which part or all may be through ADRs), with a limit amount of up to R$1.0 billion and, together with the balance of agreements already entered into in the context of approvals of May 15, 2019 and December 19, 2019 and not yet settled on the date of approval, may result in exposure equivalent to up to 122,014,453 common shares (of which part or all may be through ADRs).

20.1 – Information about the securities trading policy

a. Body responsible for the policy approval and Date of approval

The Board of Directors approved the Manual in meeting held on March 1, 2013; with amendments approved in meetings held on August 27, 2014, March 28, 2016 and May 15, 2019.

b. Connected Persons

In respect to securities trading (“Trading Policy”), the “Manual of Disclosure and Use of Information and Policy on the Trading of Securities Issued by Ambev S.A.” (“Manual”) binds the following persons: (i) the managers, tax advisors and members of other bodies with technical or advisory functions of the Company (ii) controllership and tax management, legal, treasury, investor relationship, merger and acquisition, new business and internal audit employees; (iii) employees and officers who have access to material information; (iv) anyone who, by virtue of their office, function or position in the Company’s controlling shareholder, or in its subsidiaries and affiliates, has knowledge about information on material acts or facts involving the Company; and (v) controlling shareholders (“Connected Persons”).

c. Main characteristics

Individual Investment Plans

For further information about these plans, see item 20.2 herein.

Accredited Brokers

All trades involving securities issued by the Company or its subsidiaries (which are publicly held companies), conducted by the Company or the Connected Persons, must be intermediated by the brokers accredited by the Company to trade its securities on the part of the Connected Persons.

d. Black-out period and description of supervision procedures

Black-out

Connected Persons who have adhered to the Trading Policy must refrain from trading shares, directly or indirectly, in all periods in which, by operation of communications issued by the Company's Investor Relations Officer, a Black-out Period has been determined.

Other prohibitions, exceptions and additional information are described in item 20.2 of this Reference Form.

e. Places where the policy is available

The Trading Policy is available at the following electronic address: ri.ambev.com.br, in the field “Corporate Governance”, “Policies and Codes,” “Manual on Disclosure and Use of Information and Policy for Trading with Securities issued by Ambev.”

20.2 – Other material information

Prohibitions

Connected Persons who have adhered to the Trading Policy must refrain from trading shares, directly or indirectly, in all periods in which, by force of communication issued by the Company’s Investor Relations Officer, a Black-out Period has been determined.

Additionally, the trading of Company securities is prohibited by the Company and the Connected Persons in the following situations:

(a)            preceding the disclosure to the market of a material act or fact relating to the Company’s business.

This prohibition is equally applicable to:

(i)                   any person with knowledge about any material information, and aware of the fact that the information has not yet been disclosed to the market, particularly persons holding a commercial or professional relationship, or a relationship of trust with the Company, such as independent auditors, securities analysts, consultants and securities distributors; and

(ii)                 former managers who have left management positions in the Company right before the disclosure of material acts or facts originated during their terms of office, until: (1) six (6) months after the date on which the manager left the company; or (2) the public disclosure of the material fact;

(b)            whenever an option or mandate is in course or has been granted for purposes of acquisition or disposal of Company shares by the Company itself, its subsidiaries or affiliates, or other business under common control, considering that this restriction is applicable to transactions with Company securities carried out by the Connected Persons exclusively on the dates on which the Company trades, or informs the Accredited Brokers (as defined below) that it will trade its own shares;

(c)            whenever a consolidation, total or partial spin-off, merger, transformation or material corporate restructuring is being planned; and

(d)            for a period of 15 days preceding the disclosure or publication, as the case may be, of the Company’s quarterly information (ITR) and the standard financial statements (DFP). This same restriction applies to the period of fifteen (15) days preceding an early disclosure of the financial statements.

Regarding the events set forth in items (i) and (iii), even after the disclosure of a material act or fact, the Black-out period should still prevail in case a transaction may interfere – according to the Company’s opinion – in the conditions of trades made with Company shares, and result in loss for the Company and its shareholders, while such additional restriction should be informed by the Investor Relations Officer.

Exceptions

The trading restriction provided for in item (a) above is not applicable to private transactions with treasury shares linked to the exercise of purchase options under the stock options plan approved by the Company’s annual shareholders meeting, or to the granting of shares to managers, employees or service providers as part of their compensation, as previously approved in the annual shareholders meeting.

The trading restrictions provided for in items (a), (b) and (c) above are not applicable to transactions conducted by the Connected Persons based on individual investment plans, as defined in the Trading Policy, provided that, if the additional requirements described therein are met, the restriction described in item (d) above can also be ignored.

Trading in own shares

The Trading Policy also determines that the Board of Directors is not entitled to resolve on the acquisition or disposal of Company shares before the public disclosure, through a material act or fact, of information regarding: any covenants or agreements aiming at transferring the Company’s share control; or (ii) the granting of options or mandate regarding the completion of the transfer of share control; or (iii) the intention to promote a consolidation, total or partial spin-off, merger, transformation or corporate restructuring. If, after approval of the repurchase program, one of the situations above arises, the Company should immediately interrupt the transactions with its own shares until the disclosure of the relevant act or fact.

Individual Investment Plans

Individual Investment Plans should observe the following requirements, among other provided for in the Trading Policy:

(a)            be formalized in writing with the Investor Relations Officer, prior to any trades;

(b)            irrevocably and irreversibly establish the dates and amounts or quantities of trades to be conducted by the participants, the use being permitted of algorithms and formulas that, once applied to a concrete case, will determine whether the trades should or should not be conducted, and, if so, the dates and financial amounts involved;

(c)            consider a minimum term of six (6) months for the plan itself, any changes therein or possible cancellations to produce effects;

(d)            nonexistence of another investment plan simultaneously in force for the same Connected Person; and

(e)            no transactions are carried out that may offset or mitigate the economic effects of the transactions provided for in the investment plan.

The Board of Directors must verify, at least on a half-yearly basis the compliance of the trades conducted by the participants with the investment plans formalized by them whenever these plans are intended to enable the conduction of trades in Black-out periods, taking into account the other requirements set forth in the Trading Policy.

Trade Policy Monitoring

It is the responsibility of the Investor Relations Officer to ensure the conduction and follow-up of the Trading Policy and Individual Investment Plans.

Without prejudice to the penalties provided for in the law, non-compliance with the provisions set forth in the Trading Policy will result in disciplinary sanctions, according to the Company’s internal rules, including, for example, as the case may be: warning, suspension or dismissal with cause, according to the seriousness of the violation; and (ii) termination of the agreement entered into with the Company, which may require, in any case, as long as this is due, full compensation for all losses directly or indirectly incurred by the Company as a result of non-compliance.

21.1 - Description of internal rules, regulations or procedures for disclosing information

The Company’s “Manual of Disclosure and Use of Information and Securities Trading Policy” was approved by the Board of Directors’ meeting held on March 1, 2013, with amendments approved at meetings of August 27, 2014, March 28, 2016 and May 15, 2019 (“Manual”), as mentioned above, regarding the Trading Policy. In respect to the disclosure and use of information (“Policy on Disclosure and Use of Information”), the Manual provides guidance about the disclosure of material information and maintenance of secrecy before the disclosure of information to the public.

21.2 - Description of the policy for disclosure of material acts or facts, giving the communication channel(s) used for disseminating the information on material acts and facts, and the procedures for maintaining secrecy about relevant information not disclosed; and the location where the policy can be found

The Policy on Disclosure and Use of Information binds the following persons, who must sign a deed of commitment to the Manual: (i) managers. members of the Fiscal Council and members of other bodies with technical or advisory functions within the Company; (ii) controllership and tax management, legal, treasury, investor relationship, merger and acquisition, new business and internal audit employees; (iii) employees and offices with access to material information; (iv) anyone who, by virtue of their office, function or position in the Company’s controllership or in the Company’s subsidiaries or affiliates, has knowledge about information on material acts or facts involving the Company; and (v) controlling shareholders.

Said persons with personal knowledge of material acts or facts must inform the Investor Relations Officer in this regard. The Investor Relations Office is responsible for submitting the information to the relevant bodies and disclosing it to the press. Said persons also have a duty to keep the secrecy of all material information to which they may have privileged access, until it is disclosed to the market, and to ensure that subordinates and third parties close to them do the same, being jointly responsible with them in case of non-compliance with the secrecy obligation. If, after a communication (and if the decision to keep secrecy is be configured, according to article 6 of CVM Instruction No. 358/02), said persons notice any omission by the Investor Relations Officer regarding fulfillment of his communication obligations, they must inform the material fact immediately to CVM, under penalty of liability.

In case of doubt regarding materiality of the confidential information, the Connected Persons should contact the Investor Relations Officer in order to clarify the doubt.

As a rule, the Policy on Disclosure and Use of Information provides for the immediate communication and simultaneous disclosure of any material act or fact to CVM, the stock exchanges in which the Company’s securities are listed, and the organized over-the-counter markets on which the Company’s securities are traded.

The disclosure of material acts or facts should occur, if possible, before the opening or after the closing of business in Stock Exchanges the Country or abroad on which the Company trades its securities, although this should preferably occur after the closing of the trading section.

The Company’s material acts or facts will be disclosed on the news portal of the “Valor Econômico” newspaper on the Internet (www.valor.com.br/fatosrelevantes), where the full text of Material Acts or Facts will be made available to the market at no cost. The disclosure of material acts or facts in any communication means, including information to the press, or during meetings with professional organizations, investors, analysts or other specific audiences, in Brazil or abroad, should be made simultaneously to the whole market.

If the disclosure of a material act or fact must take place during trading hours, the Investor Relations Officers will be responsible for analyzing the request - which must be made to domestic and foreign stock exchanges simultaneously - to interrupt the trading of Company securities for the time required for the dissemination of the material information.

According to the Policy on Disclosure and Use of Information, material information may not be published in case the disclosure thereof may put the legitimate interests of the Company at stake.

Non-disclosure of information must be resolved by the Company’s controlling shareholders or managers, as the case may be. At any rate, even in exceptional cases of non-disclosure, the controlling shareholders and/or managers, as the case may be, are responsible for releasing the material act or fact immediately, directly or through the Investor Relations Officer, in the event that the information is beyond control, or in case of uncommon variations in the quotations, prices or the quantity of Company securities traded.

The Policy on Disclosure and Use of Information is available at the following electronic address: ri.ambev.com.br, in the field “Corporate Governance”, “Policies, Codes and Regulations”, “Policies and Codes”, “Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev”.

21.3 - Managers in charge of implementing, maintaining, assessing and inspecting the information disclosure policy

The Investor Relations Officer is primarily responsible for communication and disclosure of material acts or facts involving the Company, although the persons listed in 21.2 above are responsible for informing any material acts or facts to the Investor Relations Officer. Also, it is the responsibility of the Investor Relations Officer to ensure the enforcement and follow-up of the Policy on Disclosure and Use of Information. However, all persons who adhere to the Manual must honor the commitments assumed therein.

21.4 - Other information the issuer deems relevant

Not applicable, since all material information was supplied in the items above.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer